Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333- )

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 27, 2021

GORES GUGGENHEIM, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40265	85-4385646
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6260 Lookout Road Boulder, CO	80301
(Address of principal executive offices)	(Zip Code)

(310) 209-3010

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock	GGPI	Nasdaq Capital Market
Warrants	GGPIW	Nasdaq Capital Market
Units	GGPIU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On September 27, 2021, Gores Guggenheim, Inc. (the “Company”) entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among the Company, Polestar Automotive Holding Limited, a Hong Kong incorporated company (“Parent”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore (“Polestar Singapore”), Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden (“Polestar Sweden”), Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of Parent (“ListCo”), and PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of ListCo (“Merger Sub”).

The transactions contemplated by the Business Combination Agreement, including the Merger (as defined below), and the other transactions contemplated by the other transaction documents contemplated by the Business Combination Agreement (collectively, the “Transactions”) will constitute a “Business Combination” as contemplated by the Company’s Amended and Restated Certificate of Incorporation. The Business Combination and the transactions contemplated thereby were unanimously approved by the board of directors of the Company on September 25, 2021.

The Business Combination Agreement

Pre-Closing Reorganization

In connection with the Merger, prior to the closing of the Transactions (the “Closing”), Parent will, and will cause ListCo, Polestar Singapore, Polestar Sweden and their respective subsidiaries to, complete a reorganization, pursuant to which, among other things, Polestar Singapore, Polestar Sweden and their respective subsidiaries will become, directly or indirectly, wholly owned subsidiaries of ListCo (the “Pre-Closing Reorganization”). As consideration for the Pre-Closing Reorganization, ListCo will issue to Parent a number of class A ordinary shares in the share capital of ListCo which class A ordinary shares shall entitle the holder to one vote per share (“ListCo Class A Shares”) and class B ordinary shares in the share capital of ListCo, which class B ordinary shares shall entitle the holder to ten votes per share (“ListCo Class B Shares,” and, together with the ListCo Class A Shares, the “ListCo Shares”), such that, following the Pre-Closing Reorganization, Parent will hold an aggregate number of ListCo Shares equal to approximately (a) $20,003,000,000 divided by $10.00, less (b) (i) the aggregate principal amount due in respect of certain convertible notes of Parent outstanding as of immediately prior to the Closing, divided by (ii) the applicable conversion price of such notes, less (c) 49,803,900, which represents the aggregate number of ListCo Preference Shares (as defined below) issued pursuant to the Volvo Cars Preference Subscription Agreement (as defined below).

As additional consideration for Parent’s contribution to ListCo of all the issued and outstanding equity securities of Polestar Sweden, Parent will be entitled to receive, subject to the terms provided in the Business Combination Agreement, earn out shares from ListCo, issuable in ListCo Class A Shares and ListCo Class B Shares up to an aggregate number equal to approximately (a) 0.075 multiplied by (b) the number of issued and outstanding ListCo Shares as of immediately after the Closing (including ListCo Shares issued pursuant to the Subscription Agreements (as defined below)).

The Merger

Following the Pre-Closing Reorganization and pursuant to the Business Combination Agreement, at the Closing, Merger Sub will merge with and into the Company (the “Merger”), pursuant to which the separate corporate existence of Merger Sub will cease, with the Company being the surviving corporation and becoming a wholly owned subsidiary of ListCo.

Each share of Class A common stock of the Company, par value $0.0001 per share (“GG Class A Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than those held in treasury, will be exchanged for one newly issued American depository share of ListCo (“ListCo Class A ADS”) duly and validly issued against the deposit of an underlying ListCo Class A Share deposited with a bank

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(“Depositary Bank”) in which ListCo has established and sponsored American depository receipt facilities (each, an “ADR Facility”). Each share of Class F common stock of the Company, par value $0.0001 per share (“GG Class F Shares,” and together with the GG Class A Shares, the “GG Shares”) issued and outstanding immediately prior to the effective time of the Merger, other than those held in treasury, will be exchanged for one newly issued ListCo Class A ADS. All GG Shares held in treasury will be canceled and extinguished without consideration.

Any units of the Company that are outstanding immediately prior to the Effective Time held by Company stockholders will be automatically separated and the holder thereof will be deemed to hold one GG Class A Share and one-fifth (1/5) of a public warrant of the Company (“Public Warrant”), which underlying securities will be converted as described below.

In the event the Requisite GG Warrantholder Approval (as defined below) is obtained prior to the Effective Time, each Public Warrant shall be automatically cancelled and extinguished and converted into the right to receive one American depository share of ListCo (“ListCo Class C-1 ADS”) duly and validly issued against the deposit of an underlying class C-1 preferred share in the share capital of ListCo (“ListCo Class C-1 Share”) deposited with the Depositary Bank. Each ListCo Class C-1 Share will be exercisable to acquire a ListCo Class A Share at an exercise price of $11.50 per share. In addition, each private placement warrant of the Company (“Private Placement Warrant”) will be automatically cancelled and extinguished and converted into the right to receive one American depository share of ListCo (“ListCo Class C-2 ADS”) duly and validly issued against the deposit of an underlying class C-2 preferred share in the share capital of ListCo (“ListCo Class C-2 Share”) deposited with the Depositary Bank. Each ListCo Class C-2 Share will be exercisable to acquire a ListCo Class A Share at an exercise price of $11.50 per share.

In the event that the Requisite GG Warrantholder Approval is not obtained prior to the Effective Time, each Public Warrant shall be automatically cancelled and extinguished and converted into the right to receive one American depository warrant of ListCo (“ListCo AD Warrant”) duly and validly issued against the deposit of an underlying warrant of ListCo representing the right to acquire one ListCo Class A Share deposited with the Depositary Bank and representing the right to acquire one ListCo Class A ADS (or one ListCo Class A Share if at the time of exercise ListCo no longer uses the ADR Facility) at an exercise price of $11.50 per ListCo Class A ADS. In addition, each Private Placement Warrant will be automatically cancelled and extinguished and converted into the right to receive one ListCo AD Warrant.

Registration Statement/Proxy Statement; Warrantholder Solicitation

In connection with the Transactions, the Company, ListCo, Polestar Singapore, Polestar Sweden and Parent will prepare, and ListCo will file with the SEC, a registration statement on Form F-4 (the “Registration Statement/Proxy Statement”), which will include a prospectus of ListCo and a proxy statement for the Company’s stockholder meeting to solicit the vote of the Company stockholders to, among other things, adopt the Business Combination Agreement and approve the Transactions.

In addition, as promptly as reasonably practicable following the date of the Business Combination Agreement, the Company, ListCo, Polestar Singapore, Polestar Sweden and Parent will solicit the vote or consent of registered holders of at least 50% of the outstanding Public Warrants to amend the Warrant Agreement to permit the conversion or exchange of Public Warrants for ListCo Class C-1 ADSs and the Private Placement Warrants for ListCo Class C-2 ADSs (the “Requisite GG Warantholder Approval”).

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have made representations, warranties and covenants that are customary for transactions of this nature. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing. The covenants of the respective parties to the Business Combination Agreement will also not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing.

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Conditions to Closing

The obligations of the parties to the Business Combination Agreement to consummate the Transactions is conditioned upon (a) the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (b) the absence of any law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental authority preventing the consummation of the Transactions, (c) the effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the Registration Statement/Proxy Statement and that no stop order will have been issued by the SEC and remain in effect with respect to the Registration Statement/Proxy Statement, (d) obtaining, at the meeting of Company stockholders where a quorum is present, the vote of the holders of a majority of the outstanding GG Shares entitled to vote thereon to adopt and approve the Business Combination Agreement, other Transaction Documents (as defined in the Business Combination Agreement) to which the Company will be a party and the Transactions, (e) obtaining the requisite vote of the shareholders of Parent to approve the Business Combination Agreement and the other transaction documents to which Parent is party and the Transactions, (f) the Company having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) following the completion of the redemptions in respect of GG Shares in connection with the Transactions (the “Stockholder Redemptions”), (g) the approval of ListCo Class A ADSs for listing on the Nasdaq Stock Market, (h) the approval of the ListCo AD Warrants or the ListCo Class C-1 ADSs, as applicable, for listing on the Nasdaq Stock Market and (i) the board of directors of ListCo shall have a number and composition of directors determined in accordance with the Business Combination Agreement (and shall include one director reasonably determined by Sponsor (as defined below) and consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed), with the remaining initial directors being reasonably determined by Parent) as of the Closing.

In addition, the obligations of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub to consummate the Transactions is subject to, among other things, the aggregate amount of cash held in the Company’s trust account (after giving effect to the Stockholder Redemptions, the Sponsor Investment Amount, the PIPE Investment Amount and the Volvo Cars PIPE Investment Amount (as defined below)) being no less than $950,000,000, prior to the payment of any unpaid or contingent liabilities and fees and expenses of the Company (including, as applicable, any Company Transaction Expenses (as defined in the Business Combination Agreement)) as of the Closing.

The obligation of the Company to consummate the Transactions is also subject to the fulfillment of additional closing conditions, including, among other things, the completion of the Pre-Closing Reorganization.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by mutual written consent of the Company and Parent and in certain other circumstances, including if the Closing has not occurred on or prior to May 27, 2022 and the primary cause of the failure for the Closing to have occurred on or prior to such date is not due to a breach of the Business Combination Agreement by the party seeking to terminate.

The foregoing description of the Business Combination Agreement and the Transactions, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties to the Business Combination Agreement and are subject to important qualifications and limitations agreed to by the contracting parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the respective parties to the Business Combination Agreement, may be subject to limitations agreed upon by the parties thereto (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from

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those applicable to the Company’s investors and security holders. Company investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties or covenants of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Subscription Agreements

PIPE Subscription Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, the Company and ListCo entered into subscription agreements (the “PIPE Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, substantially concurrently with the Closing, an aggregate of 7.43 million ListCo Class A ADSs (the “PIPE Shares”) for a purchase price of $9.09 per share in a private placement, for an aggregate amount of $67,500,000 (the “PIPE Investment Amount”).

The issuance of the PIPE Shares pursuant to the PIPE Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Business Combination. Pursuant to the PIPE Subscription Agreements, ListCo agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) (at ListCo’s sole cost and expense), within 30 calendar days after the date of Closing, a registration statement registering the resale of the PIPE Shares, and to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof.

Sponsor Subscription Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company and ListCo entered into a subscription agreement (the “Sponsor Subscription Agreement”) with Gores Guggenheim Sponsor LLC (the “Sponsor”). Pursuant to the Sponsor Subscription Agreement, the Sponsor agreed to subscribe for an additional 9.08 million ListCo Class A ADSs for a purchase price of $9.09 per share on the date of Closing, for an aggregate investment of $82,500,000 (the “Sponsor Investment Amount”). The Sponsor Subscription Agreement is substantially similar to the PIPE Subscription Agreement, except that the Sponsor has the right to syndicate its commitment to acquire the ListCo Class A ADSs to be purchased under the Sponsor Subscription Agreement in advance of the closing of the Business Combination.

Volvo Cars Subscription Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company and ListCo entered into a subscription agreement (the “Volvo Cars Subscription Agreement,” and, together with the PIPE Subscription Agreements and the Sponsor Subscription Agreement, the “Subscription Agreements”) with Snita Holding B.V., a corporation organized under the laws of Netherlands (“Snita”) and a wholly owned indirect subsidiary of Volvo Car AB (publ) (“Volvo Cars”). Pursuant to the Volvo Cars Subscription Agreement, Snita agreed to subscribe for an additional 10 million ListCo Class A ADSs for a purchase price of $10.00 per share on the date of Closing. The Volvo Cars Subscription Agreement is substantially similar to the PIPE Subscription Agreements, except with regards to purchase price. Snita may, in accordance with the terms of the Volvo Cars Subscription Agreement, syndicate its commitment to acquire the ListCo Class A ADSs to be purchased under the Volvo Cars Subscription Agreement in advance of the closing of the Business Combination.

The foregoing descriptions of the Subscription Agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of the PIPE Subscription Agreements, a form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Volvo Cars Preference Subscription Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, ListCo entered into a subscription agreement (the “Volvo Cars Preference Subscription Agreement”) with Snita (the “Volvo Cars Preference Subscriber”). Pursuant to the Volvo Cars Preference Subscription Agreement, the Volvo Cars Preference Subscriber agreed to subscribe for mandatory convertible preference shares of ListCo (the “ListCo Preference Shares”) for an aggregate subscription price of $10.00 per share, for an aggregate investment amount equal to approximately $500,000,000 (the “Volvo Cars PIPE Investment Amount”). The proceeds of such subscription will be used to satisfy certain accounts payable that are or will be due and payable by certain subsidiaries of Parent to Volvo Cars. As of the date hereof, it is currently anticipated that all of the ListCo Preference Shares will convert into ListCo Class A Shares at Closing, in accordance with, and subject to, the terms of the ListCo Preference Shares.

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Parent Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Parent, ListCo and the other Parent shareholders party thereto (the “Parent Shareholders”), have entered into that Parent Lock-Up Agreement (the “Parent Lock-Up Agreement”). Pursuant to the Parent Lock-Up Agreement, each Parent Shareholder has, subject to certain exceptions, among other things, agreed to not transfer any equity security of ListCo issued to them pursuant to the Business Combination Agreement or other transaction documents contemplated by the Business Combination Agreement during the period commencing the date of Closing and ending 180 days following the date of the Closing, in each case subject to the terms and conditions set forth therein.

The foregoing description of the Parent Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Parent Lock-Up Agreement, a form of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Sponsor, the Company, Parent, ListCo and certain of the Company’s directors, executive officers and affiliates (such individuals, the “Supporting Sponsor Stockholders”) have entered into a Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement (the “Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement”).

Pursuant to the Sponsor and Supporting Stockholders Lock-Up Agreement, the Sponsor and each Supporting Sponsor Stockholders has, among other things, agreed to (i) support and vote in favor of all proposals included in the Registration Statement/Proxy Statement; (ii) waive all adjustments to the conversion ratio set forth in the Company’s amended and restated certificate of incorporation with respect to the GG Class F Shares; (iii) be bound by certain transfer restrictions with respect to their GG Shares, Public Warrants and Private Placement Warrants; and (iv) not to transfer any ListCo Class A ADSs issued pursuant to the Business Combination Agreement during the period beginning the date of Closing and ending 180 days following the date of the Closing, in each case subject to the terms and conditions set forth therein. In addition, the Sponsor has agreed to the forfeiture of up to 1,501,651 GG Class F Shares.

The foregoing description of the Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Registration Rights Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, ListCo, Parent, the Parent Shareholders, Sponsor and the independent directors of the Company (such persons, together with Sponsor and the Parent Holders, the “Holders”), have entered into a registration rights agreement (the “Registration Rights Agreement”) which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights Agreement, ListCo agreed that, as soon as practicable, and in any event within 30 days after the Closing, ListCo will file with the SEC a shelf registration statement. In addition, ListCo will use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th day (or the 90th day if the registration statement is reviewed by, and received comments from, the SEC) following the filing deadline, in each case subject to the terms and conditions set forth therein.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

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Warrant Assumption Agreement

In the event that the Requisite GG Warrantholder Approval is not obtained prior to the Effective Time, the Company, ListCo and Computershare Trust Company, N.A. (the “Warrant Agent”) will enter into a Warrant Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement”) prior to the Closing. The Warrant Assumption Agreement will amend the Warrant Agreement, dated March 22, 2021, by and among the Company and the Warrant Agent (the “Warrant Agreement”) to provide that at the Effective Time, each Public Warrant and Private Placement Warrant will be assumed by ListCo and be converted into the right to receive a ListCo AD Warrant, subject to the terms and conditions set forth therein. In addition, under the Warrant Assumption Agreement, the Company will assign to ListCo all of its rights, interests, and obligations in and under the Warrant Agreement as of the effective time of the Merger, subject to the terms and conditions set forth therein.

The foregoing description of the Warrant Assumption Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Warrant Assumption Agreement, a copy of which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Item 8.01	Other Events

On September 27, 2021, the Company and Parent issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the Company’s website and the websites of any of its affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

Attached as Exhibit 99.2 and incorporated by reference herein is the investor presentation dated September 27, 2021 that the Company and ListCo have prepared in connection with the announcement of the proposed Business Combination.

Forward-Looking Statements

Certain statements in this Current Report may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of the Company and Polestar Performance AB and its affiliates (“Polestar”). For example, projections of future Adjusted EBITDA or revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to proposed Business Combination; (b) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the Company, to obtain financing to complete the Business Combination or to satisfy other conditions to Closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (f) the risk that the Business Combination disrupts current plans and operations of Polestar as a result of the announcement and

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consummation of the Business Combination; (g) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (h) costs related to the Business Combination; (i) risks associated with changes in applicable laws or regulations and Polestar’s international operations; (j) the possibility that Polestar or the combined company may be adversely affected by other economic, business, and/or competitive factors; (k) Polestar’s estimates of expenses and profitability; (l) Polestar’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Zhejiang Geely Holding Group Co., Ltd and to develop new agreements or partnerships; (m) Polestar’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (n) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (o) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (p) delays in the design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (q) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (r) risks related to future market adoption of Polestar’s offerings; (s) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (t) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities; (u) risks related to Polestar’s distribution model; (v) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (w) changes in regulatory requirements, governmental incentives and fuel and energy prices; (x) the impact of the global COVID-19 pandemic on the Company, Polestar, Polestar’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (y) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the SEC by the Company or ListCo, including the Registration/Proxy Statement (as defined below). There may be additional risks that neither the Company, Polestar nor ListCo presently know or that the Company, Polestar or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company, Polestar nor ListCo undertakes any duty to update these forward-looking statements.

Projections

This Current Report contains financial forecasts with respect to Polestar’s projected financial results, including revenue, for Polestar’s fiscal years 2021 through 2025. Polestar’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Current Report, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Current Report. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Polestar or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Current Report should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

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Actual results may differ as a result of the completion of Polestar’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Polestar’s nor the Company’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information

In connection with the proposed Business Combination, (a) ListCo is expected to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of the Company and a preliminary prospectus (the “Registration/Proxy Statement”) and (b) the Company will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its stockholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed Business Combination. This Current Report does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of the Company and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Polestar, ListCo and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is set forth in the Company’s filings with the SEC (including the Company’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

8

Polestar and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer and Non-Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Polestar or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

2.1*	Business Combination Agreement, dated as of September 27, 2021, by and among Gores Guggenheim Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.

10.1	Form of Subscription Agreement.

10.2	Form of Parent Lock-Up Agreement.

10.3	Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement, dated as of September 27, 2021, by and among Gores Guggenheim Sponsor, LLC, Polestar Automotive Holding Limited, Polestar Automotive Holding UK Limited, Gores Guggenheim, Inc. and certain of its directors.

10.4	Registration Rights Agreement, dated as of September 27, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders.

10.5	Form of Warrant Assumption Agreement.

99.1	Joint Press Release, dated September 27, 2021.

99.2	Investor Presentation of the Company, dated September 27, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Guggenheim, Inc.

Date: September 27, 2021	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary

10

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

GORES GUGGENHEIM, INC.,

POLESTAR AUTOMOTIVE HOLDING LIMITED,

POLESTAR AUTOMOTIVE (SINGAPORE) PTE. LTD.,

POLESTAR HOLDING AB,

POLESTAR AUTOMOTIVE HOLDING UK LIMITED

and

PAH UK MERGER SUB INC.,

dated as of

September 27, 2021

TABLE OF CONTENTS

		Page

ARTICLE I
CERTAIN DEFINITIONS

Section 1.01	Definitions	4
Section 1.02	Construction	26
Section 1.03	Knowledge	26
Section 1.04	Equitable Adjustments	27

ARTICLE II
THE MERGER AND RELATED TRANSACTIONS; CLOSING

Section 2.01	The Transactions	27
Section 2.02	Closing	29
Section 2.03	Exchange Agent	29
Section 2.04	Establishment of ADR Facility; Distribution of ListCo Class A ADSs and ListCo Class C-1 ADSs or ListCo Class C-2 ADSs or ListCo AD Warrants, as applicable	30
Section 2.05	Surviving SPAC Shares	32
Section 2.06	Earn Out	32
Section 2.07	Withholding Rights	34

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Section 3.01	Corporate Organization; Due Authorization	35
Section 3.02	Governing Documents and Subsidiaries	36
Section 3.03	Consents	36
Section 3.04	Capitalization.	36
Section 3.05	Capitalization of Subsidiaries	37
Section 3.06	Financial Statements	38
Section 3.07	Undisclosed Liabilities	39
Section 3.08	Litigation	39
Section 3.09	Compliance with Laws	40
Section 3.10	Material Contracts	41
Section 3.11	Company Benefit Plans	45
Section 3.12	Labor Matters	46
Section 3.13	Taxes	47
Section 3.14	Insurance	48
Section 3.15	Permits	49
Section 3.16	Property	49
Section 3.17	Intellectual Property; IT Security; Data Privacy.	50
Section 3.18	Environmental Matters	55
Section 3.19	Absence of Changes	55
Section 3.20	Transactions with Affiliates	56
Section 3.21	Brokers	56

i

EXHIBITS

Exhibit A	Form of Parent Lock-Up Agreement
Exhibit B	Form of Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Parent Shareholders Acknowledgement
Exhibit E	Pre-Closing Reorganization
Exhibit F	Form of ListCo New Articles of Association
Exhibit G	Form of ListCo Incentive Equity Plan
Exhibit H	Form of ListCo Equity Purchase Plan
Exhibit I	Form of ListCo Warrant Agreement
Exhibit J	Terms of ListCo Class C-1 Shares and ListCo Class C-2 Shares

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of September 27, 2021, by and among Gores Guggenheim, Inc., a Delaware corporation (“GG”), Polestar Automotive Holding Limited, a Hong Kong incorporated company (“Parent”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore (“Polestar Singapore”), Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden (“Polestar Sweden”), Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of Parent (“ListCo”), and PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of ListCo (“Merger Sub”). GG, Parent, the Company, ListCo and Merger Sub are collectively referred to herein as the “Parties” and each individually as a “Party.”

RECITALS

WHEREAS, (a) GG is a blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, (b) ListCo is a newly incorporated, direct wholly owned Subsidiary of Parent that was incorporated for purposes of consummating the Transactions and (c) Merger Sub is a newly incorporated, direct wholly owned Subsidiary of ListCo that was incorporated for purposes of consummating the Transactions.

WHEREAS, pursuant to GG’s Governing Documents, GG is required to provide an opportunity for its stockholders to have their outstanding GG Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Required GG Stockholder Approval at the Special Meeting;

WHEREAS, concurrently with the execution of this Agreement, each of the Parent Shareholders are entering into lock-up agreements (each, a “Parent Lock-Up Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which, among other things, Parent and each Parent Shareholder are agreeing not to effect any sale or distribution of any Equity Securities of ListCo issued to them pursuant to this Agreement or the other Transaction Documents during the lock-up period described in such Parent Lock-Up Agreement, in each case, subject to the terms and conditions set forth in such Parent Lock-Up Agreement;

WHEREAS, concurrently with the execution of this Agreement, Gores Guggenheim Sponsor LLC, a Delaware limited liability company (“Sponsor”), each independent director of GG (collectively, the “Supporting Sponsor Stockholders”), GG, Parent and ListCo are entering into the lock-up agreement substantially in the form attached hereto as Exhibit B (the “Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement”), pursuant to which, among other things, each of Sponsor and the Supporting Sponsor Stockholders is agreeing to (a) support and vote in favor of all of the Transaction Proposals, (b) waive all adjustments to the conversion ratio set forth in GG’s Governing Documents with respect to its GG Class F Shares, (c) be bound by certain transfer restrictions with respect to their GG Shares and GG Warrants, as applicable, prior to Closing, (d) be bound by certain lock-up provisions during the lock-up period described in the Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement with respect to the ListCo Class A ADSs issued pursuant to this Agreement, subject to the terms and conditions set forth in the Sponsor and Supporting Stockholders Lock-Up Agreement and (e) with respect to Sponsor only, the forfeiture of up to 1,501,651 GG Class F Shares under the circumstances specified therein;

WHEREAS, concurrently with the execution of this Agreement, Sponsor and certain of its Affiliates (collectively with Sponsor, the “Sponsor Insiders”), GG and ListCo are entering into a subscription agreement (the “Sponsor Subscription Agreement”) pursuant to which, among other things, the Sponsor Insiders are agreeing to subscribe for and accept, and ListCo is agreeing to issue to the Sponsor Insiders, on the Closing Date, ListCo Class A ADSs in exchange for a subscription price of $9.09 per ListCo Class A ADS (the “Sponsor Investment”), on the terms and subject to the conditions set forth in the Sponsor Subscription Agreement (the aggregate dollar amount of such investment, the “Sponsor Investment Amount”);

WHEREAS, concurrently with the execution of this Agreement, Snita Holding B.V., a private limited company organized under the laws of the Netherlands (“Snita”) and a direct, wholly owned subsidiary of Volvo Car Corporation, a corporation organized under the laws of Sweden (“VCC”, which shall be understood to refer to Snita as the context may suggest), GG and ListCo are entering into a subscription agreement (the “VCC PIPE Subscription Agreement”) pursuant to which, among other things, VCC is agreeing to subscribe for and accept, and ListCo is agreeing to issue to VCC, on the Closing Date, ListCo Class A ADSs in exchange for a subscription price of $10.00 per ListCo Class A ADS (the “VCC PIPE Investment”), on the terms and subject to the conditions set forth in the VCC PIPE Subscription Agreement (the aggregate dollar amount of such investment, the “VCC PIPE Investment Amount”);

WHEREAS, concurrently with the execution of this Agreement, certain investors (for the avoidance of doubt, not including the Sponsor Insiders or VCC) (collectively, the “PIPE Investors”), GG and ListCo are entering into subscription agreements (each, a “PIPE Subscription Agreement”, and together with the Sponsor Subscription Agreement and the VCC PIPE Subscription Agreement, the “Subscription Agreements”) pursuant to which, among other things, the PIPE Investors are agreeing to subscribe for and accept on the Closing Date, and ListCo is agreeing to issue to each such PIPE Investor on the Closing Date, the number of ListCo Class A ADSs set forth in the applicable PIPE Subscription Agreement in exchange for a subscription price of $9.09 per ListCo Class A ADS, in each case, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement (such investment in the aggregate, the “PIPE Investment”);

WHEREAS, concurrently with the execution of this Agreement, Snita and ListCo are entering into the VCC Preference Subscription Agreement (the “VCC Preference Subscription Agreement”) pursuant to which, among other things, VCC is agreeing to subscribe for and accept, and ListCo is agreeing to issue to VCC, on the Closing Date, the VCC Preference Shares, on the terms and subject to the conditions set forth in the VCC Preference Subscription Agreement;

WHEREAS, prior to the Closing, ListCo intends to adopt the Incentive Equity Plan and the Equity Purchase Plan;

WHEREAS, prior to the Closing Date, and in connection with the Merger, Parent intends to effect the Pre-Closing Reorganization, pursuant to which, among other things, Polestar Singapore, Polestar Sweden and their respective Subsidiaries shall become, directly or indirectly, wholly owned Subsidiaries of ListCo and, in consideration thereof, ListCo shall deliver the Parent Consideration to Parent;

WHEREAS, on the Closing Date, (a) Merger Sub shall merge with and into GG, with GG surviving the Merger as the Surviving SPAC and a wholly owned Subsidiary of ListCo, (b) by virtue of the Merger, each share of capital stock of Merger Sub shall be automatically cancelled and extinguished and converted into one Surviving SPAC Share, (c) by virtue of the Merger (i) each GG Unit shall be automatically separated, and the holder thereof shall be deemed to hold one GG Class A Share and one-fifth (1/5) of a Public Warrant in accordance with the terms of the applicable GG Unit, and (ii) each GG Share (other than those described in Section 2.01(b)(vi)(5)) shall be automatically cancelled and extinguished and converted into the right to receive the Per Share GG Consideration, and (d) at the Effective Time, (i) each Public Warrant shall be automatically cancelled and extinguished and converted into the right to receive either one ListCo AD Warrant or, in the event the Requisite GG Warrantholder Approval is obtained prior to the Effective Time, one Listco Class C-1 ADS, and (ii) each Private Placement Warrant shall be automatically cancelled and extinguished and converted into the right to receive either one ListCo AD Warrant or, in the event the Requisite GG Warrantholder Approval is obtained prior to the Effective Time, one ListCo Class C-2 ADS, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, ListCo, Sponsor, Parent, the Parent Shareholders and certain other Persons are entering into a registration rights agreement (the “Registration Rights Agreement”), attached hereto as Exhibit C, pursuant to which, among other things, Sponsor, the Supporting Sponsor Stockholders, Parent, each Parent Shareholder and certain other Persons shall be granted certain registration rights with respect to their respective ListCo Class A ADSs, ListCo Class A Shares, ListCo AD Warrants or ListCo Class C-2 ADSs issued to them pursuant to this Agreement or the other Transaction Documents, in each case, on the terms and subject to the conditions set forth in the Registration Rights Agreement;

WHEREAS, concurrently with the execution of this Agreement, Parent and the Parent Shareholders are entering into a shareholders acknowledgement, attached hereto as Exhibit D, on the terms and subject to the conditions set forth therein;

WHEREAS, the board of directors of GG (the “GG Board”) has (a) approved this Agreement, the other Transaction Documents to which GG is or will be a party and the Transactions (including the Merger) and (b) recommended, among other things, the adoption and approval of this Agreement, the Transaction Documents to which GG is or will be a party, and the Transactions, including the Merger, by the holders of GG Shares entitled to vote thereon (the “GG Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has approved this Agreement, the other Transaction Documents and the Transactions (including the Merger);

WHEREAS, promptly following the execution and delivery of this Agreement, and in any event within 24 hours thereof, each Parent Shareholder will irrevocably approve this Agreement, the other Transaction Documents to which it is a party and the Transactions (including the Merger) to which Parent is or will be a party (the “Required Parent Shareholder Approval”), in each case, on the terms and subject to the conditions set forth therein, pursuant to written resolutions (the “Parent Shareholder Written Consent”);

WHEREAS, the board of directors of ListCo (the “ListCo Board”), the board of directors of Merger Sub, the board of directors of Polestar Sweden and the board of directors of Polestar Singapore have each approved this Agreement, the other Transaction Documents to which ListCo, Merger Sub, Polestar Sweden or Polestar Singapore, respectively, is or will be a party and the Transactions (including the Merger);

WHEREAS, ListCo, as the sole shareholder of Merger Sub, has approved this Agreement, the other Transaction Documents to which Merger Sub is a party and the Transactions (including the Merger);

WHEREAS, Parent, as the sole member of Polestar Singapore, has approved this Agreement, the other Transaction Documents to which Polestar Singapore is or will be a party and the Transactions (including the Merger);

WHEREAS, each of the Parties intends for U.S. federal (and applicable state and local) income Tax purposes that the Merger, together with the Pre-Closing Consolidation, Sponsor Investment, VCC PIPE Investment, PIPE Investment and the issuance of the VCC Preference Shares be treated as an exchange described in Section 351 of the Code, and that the conditions described in clauses (i), (ii) and (iv) of Treasury Regulations Section 1.367(a)-3(c)(1) will be met with respect to the Merger (collectively, the “U.S. Intended Tax Treatment”); and

WHEREAS, prior to the execution of this Agreement, certain investors and Parent entered into the Note Purchase Agreements, pursuant to which Parent issued to such investors convertible notes in the aggregate principal amount of $35,231,200 (the “Convertible Notes”, in each case, as amended and otherwise modified prior to the date hereof), and pursuant to the terms and conditions thereof, any Convertible Notes that are outstanding as of immediately prior to the Closing shall convert into the Note Conversion Shares at the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Abbreviated Trading Day” means (a) any day on which ListCo Class A ADSs are scheduled to trade on the Stock Exchange for less than 4.5 hours or (b) any day that ListCo Class A ADSs are suspended from trading during the final hour of trading on the Stock Exchange.

“Actual Fraud” means actual and intentional fraud with respect to the making of the representations set forth in Article III, Article IV or Article V, as applicable, that involves a misrepresentation (by Parent, with respect to Article III or Article IV, and by GG, with respect to Article V), with the actual knowledge that the applicable representation and warranty was actually breached when made, with the specific intent that (a) in the case of fraud by GG, Parent rely thereon and (b) in the case of fraud by Parent, GG rely thereon, and for the avoidance of doubt, does not include constructive fraud or other claims based on constructive, imputed or implied knowledge, negligent misrepresentation, recklessness or similar theories; provided that the Person claiming fraud shall comply with any other requirements pursuant to applicable Law for asserting a claim of fraud (including pleading with particularity).

“Additional GG SEC Reports” has the meaning specified in Section 5.06.

“ADR” has the meaning specified in Section 2.04(a).

“ADR Facility” has the meaning specified in Section 2.04(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Cash Amount” means an amount equal to the sum of (a) the Available Closing GG Cash, (b) the Sponsor Investment Amount, (c) the VCC PIPE Investment Amount and (d) the PIPE Investment Amount.

“Agreement” has the meaning specified in the preamble hereto.

“Alternative Advisor” has the meaning set forth in Section 8.05(c).

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including, as applicable, the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and all applicable national and international Laws enacted to implement the OECD Convention on Combatting Bribery of Foreign Officials in International Business Transactions.

“Available Closing GG Cash” means, as of the Measurement Time, all amounts in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with the GG Stockholder Redemptions).

“Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of ERISA or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity, cash or equity-based compensation, severance, retention, supplemental retirement, transaction, change in control, individual consulting or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, employee or other service provider, in each case, whether or not (a) subject to the Laws of the United States, (b) in writing or (c) funded, but excluding in each case any Multiemployer Plan or any statutory plan, program or arrangement that is maintained by a Governmental Authority and required by applicable Law (“Statutory Plans”).

“Book-Entry Share” has the meaning specified in Section 2.03(b).

“Book-Entry Warrant” has the meaning specified in Section 2.03(c).

“Business Combination Proposal” has the meaning specified in Section 8.03(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in (a) New York, New York, (b) Singapore, (c) Stockholm, Sweden or (d) London, England are authorized or required by Law to close.

“Certificate of Merger” has the meaning specified in Section 2.01(b)(ii).

“Certificates” means any and all certificates representing GG Shares.

“Change of Control” means any transaction or series of related transactions (a) under which any Person(s), directly or indirectly, acquires or otherwise purchases fifty percent (50%) or more of the assets, businesses or Equity Securities of ListCo or (b) that results, directly or indirectly, in the shareholders of ListCo as of immediately prior to such transaction holding, in the aggregate, less than fifty percent (50%) of the voting shares of ListCo (or any successor or parent company of ListCo) immediately after the consummation thereof (in the case of each of clauses (a) and (b), whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the other Transaction Documents or the Transactions shall constitute a Change of Control.

“Closing” has the meaning specified in Section 2.02.

“Closing Company Financial Statements” has the meaning specified in Section 3.06(b).

“Closing Date” has the meaning specified in Section 2.02.

“Closing Filing” has the meaning specified in Section 8.06(e).

“Closing Press Release” has the meaning specified in Section 8.06(e).

“Code” means the U.S. Internal Revenue Code of 1986.

“Company” means, prior to the Pre-Closing Sweden/Singapore Share Transfer, Polestar Singapore, and from and after the Pre-Closing Sweden/Singapore Share Transfer, Polestar Sweden; provided, that if at any time (a) Polestar Sweden is not a wholly-owned Subsidiary of Polestar Singapore and (b) Polestar Singapore is not a wholly-owned Subsidiary of Polestar Sweden, then during such time, “Company” shall be deemed to refer to both Polestar Singapore and Polestar Sweden.

“Company Alternate Transaction” means any transaction or series of related transactions under which any Person(s) (other than Parent, ListCo, the Company or any of their respective Subsidiaries; provided, that, solely with respect to Parent, any such transaction or series of related transactions does not adversely impact the expected benefits to GG of the Transactions, including the Pre-Closing Reorganization), directly or indirectly, acquires or otherwise purchases all or a material portion of the assets, Equity Securities or businesses of Parent or any of its controlled Affiliates (whether by merger, consolidation, liquidation, recapitalization, purchase, exchange or issuance of Equity Securities, lease or purchase of assets, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the other Transaction Documents or the Transactions shall constitute a Company Alternate Transaction.

“Company Benefit Plan” means a Benefit Plan that is sponsored, maintained or contributed to, or is required to be contributed to, by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any Liability.

“Company Material Adverse Effect” means any change, event, effect, state of facts or occurrence that, individually or in the aggregate with any other change, event, effect, state of facts or occurrence, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: any change, event, effect, state of facts or occurrence arising from or related to (a) general business or economic conditions in or affecting Singapore, China, Sweden, the United Kingdom or the United States, or any other country, or changes therein, or the global economy generally, (b) any national or international political or social conditions in Singapore, China, Sweden, the United Kingdom or the United States, or any other country, including the engagement by Singapore, China, Sweden, the United Kingdom or the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (c) changes in conditions of the financial, banking, capital or securities markets generally in Singapore, China, Sweden, the United Kingdom or the United States, or any other country, or changes therein, including changes in interest rates in Singapore, China, Sweden, the United Kingdom or the United States or any other country and changes in exchange rates for the currencies of any countries, (d) changes or proposed changes in any applicable Laws (including COVID-19 Measures) or changes or proposed changes in IFRS, or any other applicable accounting standards or any authoritative interpretations thereof, in each case, after the date of this Agreement, (e) the execution or public announcement of this Agreement or the pendency or consummation of the Transactions (provided that the exception in this clause (e) shall not apply to the representations and warranties contained in Section 3.03 or the condition set forth in Section 9.03(a) to the extent it relates to such representations and warranties), (f) any failure in and of itself by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition), (g) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, epidemic, pandemic (including COVID-19) or quarantine, act of God or other comparable event in Singapore, China, Sweden, the United Kingdom or the United States or any other country, or any escalation of the foregoing, (h) changes generally applicable to the industries or markets in which the Company and its Subsidiaries operate or (i) any action taken at the express written request, or with the express written consent, of GG after the date of this Agreement; provided, further, that any change, event, effect, state of facts or occurrence resulting from a matter described in any of the foregoing clauses (a) through (d), (g) or (h) may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such change, event, effect, state of facts or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the business, results of operations or financial condition of Company and its Subsidiaries, taken as a whole, relative to other similarly situated participants operating in the industries in which the Company or its Subsidiaries operate (including, for the avoidance of doubt, those set forth on Section 1.01(a) of the Parent Disclosure Schedules).

“Company Party” means ListCo, Polestar Sweden and Polestar Singapore and each of their respective Subsidiaries.

“Company Party D&O Persons” has the meaning specified in Section 6.04(a).

“Company Party D&O Tail Policy” has the meaning specified in Section 6.04(c).

“Company Related Party” has the meaning specified in Section 3.10(a)(xvi).

“Company Related Party Contract” has the meaning specified in Section 3.20.

“Company Transaction Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable (and not otherwise expressly allocated to GG pursuant to the terms of this Agreement or any other Transaction Document) by, the Company or any of its Subsidiaries, Parent, ListCo or Merger Sub or their respective Subsidiaries in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of their covenants or agreements in this Agreement or any other Transaction Document or the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, placement agents or other agents or service providers of the Company or any of its Subsidiaries, Parent, ListCo or Merger Sub or their respective Subsidiaries, (b) any reasonable, out of pocket fees, expenses, commissions or other amounts incurred by or on behalf of GG in connection with obtaining the Requisite GG Warrantholder Approval and, if the Requisite GG Warrantholder Approval is not obtained prior to the Effective Time, any United Kingdom corporation tax (including any related interest, penalties, surcharges and fines) payable by ListCo in connection with the issuance of ListCo Warrants in accordance with the terms of this Agreement, (c) any UK stamp duty and/or stamp duty reserve tax (including any related interest, penalties, surcharges, fines) or amounts in respect of such tax (whether pursuant to a Law, contract or otherwise) imposed or arising in connection with (i) the issuance or delivery of securities to holders of GG Shares or GG Warrants or (ii) the transfer, conversion or exercise of rights under such securities pursuant to, or contemplated by, or required to give effect to this Agreement (including the issuance of ListCo Class A Shares, ListCo Class C-1 Shares, ListCo Class C-2 Shares, ListCo Class A ADSs, ListCo Class C-1 ADSs, ListCo Class C-2 ADSs, ListCo Warrants or ListCo AD Warrants), (d) any filing fees related to the Registration Statement/Proxy Statement and (e) any other fees, expenses, commissions or other amounts that are expressly allocated to the Company or its Subsidiaries, Parent, ListCo or Merger Sub or their respective Subsidiaries pursuant to this Agreement or any other Transaction Document. Notwithstanding the foregoing or anything to the contrary herein, Company Transaction Expenses shall not include any GG Transaction Expenses.

“Confidentiality Agreement” has the meaning specified in Section 11.09.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or that without user intent will cause, any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any Software, hardware or device (including any computer, tablet computer, handheld device, disk or storage device); (b) damaging or destroying any data or file without the user’s consent; or (c) sending information to the Company or any of its Subsidiaries, or any other Person, without the user’s consent.

“Contracts” means any oral or written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Convertible Notes” has the meaning specified in the Recitals.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law or any other applicable Laws, guidelines or recommendations, in each case, by any Governmental Authority and in response to COVID-19.

“Deposit Agreement” has the meaning specified in Section 2.04(a).

“Depositary Bank” has the meaning specified in Section 2.04(a).

“DTC” means The Depository Trust Company, a New York corporation.

“Earn Out Affiliate” means (a) with respect to any Earn Out Holder that is an individual, such Person’s spouse, parents, children or siblings (whether natural, step or by adoption), grandchildren (whether natural, step or by adoption) or a trust, partnership, corporation, limited liability company or other estate planning vehicles controlled by such Earn Out Holder and established solely for the benefit of such Earn Out Holder or for legitimate estate planning purposes, and which are subject to applicable vesting, transfer and forfeiture restrictions, (b) with respect to any Earn Out Holder that is a trust, all of the beneficiaries of such trust or the grantor of the trust and (c) with respect to any Earn Out Holder that is an entity, any Affiliate of such Earn Out Holder.

“Earn Out Allocation Schedule” means a schedule setting forth the number, rounded down to the nearest whole number with respect to each recipient, of Earn Out Class A Shares and Earn Out Class B Shares that each Parent Shareholder is entitled to in the event of an Earn Out Triggering Event.

“Earn Out Class A Shares” means a number of ListCo Class A Shares equal to the Parent Ordinary Portion multiplied by the Earn Out Share Number, rounded down to the nearest whole number with respect to each recipient.

“Earn Out Class B Shares” means a number of ListCo Class B Shares equal to the Parent Preference Portion multiplied by the Earn Out Share Number, rounded down to the nearest whole number with respect to each recipient.

“Earn Out Holders” has the meaning specified in Section 2.06(a).

“Earn Out Period” has the meaning specified in Section 2.06(a).

“Earn Out Share Number” means a number equal to 0.075 multiplied by the number of issued and outstanding ListCo Shares as of immediately after the Effective Time (including, for the avoidance of doubt, ListCo Shares issued pursuant to the Subscription Agreements), rounded down to the nearest whole number.

“Earn Out Shares” means the Earn Out Class A Shares and the Earn Out Class B Shares.

“Earn Out Triggering Event” has the meaning specified in Section 2.06(a).

“Effective Time” has the meaning specified in Section 2.01(b)(ii).

“Enforceability Exceptions” has the meaning specified in Section 3.10(b).

“Environmental Laws” means any and all Laws, as enacted and in effect on the Closing Date, relating to pollution or protection of the environment (including natural resources), including the use, storage, emission, disposal or release of, or exposure to, Hazardous Materials.

“Equity Purchase Plan” has the meaning specified in Section 6.09(b).

“Equity Securities” means, with respect to any Person, (a) any capital stock/shares, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other contractual obligation which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including any interest the value of which is in any way based on, linked to or derived from any interest described in clause (a), including stock/share appreciation rights, restricted stock units, performance stock units, phantom shares/stock, profit participation or other similar rights).

“Equity Value” means $20,003,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which together with the Company would be treated as a “single employer” under Section 414(b), (c), (m), or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Exchange Agent” means has the meaning specified in Section 2.03(a).

“Exercising Class C-1 Shareholder” has the meaning specified in Section 2.04(c).

“Exercising Class C-2 Shareholder” has the meaning specified in Section 2.04(c).

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder.

“Financial Statements” has the meaning specified in Section 3.06(a).

“Former Parent” has the meaning specified in Section 3.06(a).

“Fully Diluted Parent Capitalization” means, without duplication, the aggregate number of Parent Shares outstanding as of immediately prior to the Pre-Closing Reorganization.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“GG” has the meaning specified in the preamble hereto.

“GG Alternate Transaction” means any transaction or series of related transactions under which (a) GG or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets, Equity Securities or businesses of any other Person(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, liquidation, recapitalization, purchase, exchange or issuance of Equity Securities, purchase of assets, tender offer or otherwise) or (b) (i) GG or any of its controlled Affiliates issues any Equity Securities to, or negotiates a similar investment with, any one or more Persons or (ii) any one or more Persons acquire or otherwise purchase all or a material portion of the assets or businesses of GG. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby shall constitute a GG Alternate Transaction.

“GG Benefit Plan” has the meaning specified in Section 5.13.

“GG Board” has the meaning specified in the Recitals.

“GG Change of Recommendation” has the meaning specified in Section 7.07(a)(ii).

“GG Class A Shares” means shares of Class A common stock, par value of $0.0001 per share, of GG.

“GG Class F Shares” means shares of Class F common stock, par value of $0.0001 per share, of GG.

“GG D&O Persons” has the meaning specified in Section 6.03(a).

“GG D&O Tail Policy” has the meaning specified in Section 6.03(c).

“GG Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Parent by GG on the date of this Agreement contemporaneously with the execution of this Agreement.

“GG Financial Statements” has the meaning specified in Section 5.07(d).

“GG Fundamental Representations” means the representations and warranties specified in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.04 (Capitalization) (other than the first sentence of Section 5.04(a)) and Section 5.19 (Brokers).

“GG Group” has the meaning specified in Section 11.18(a).

“GG Intervening Event” means any material change, event, circumstance, occurrence, effect, development or state of facts (a) that was not known by, or the consequences of which were not reasonably foreseeable to, the GG Board as of the date of this Agreement and that becomes known to, or the consequences of which become reasonably foreseeable to, the GG Board after the date of this Agreement and prior to the receipt of the Required GG Stockholder Approval and (b) that does not relate to a GG Alternate Transaction; provided, however, that any change, event, effect, state of facts or occurrence arising from or related to (i) conditions of the financial, banking, capital or securities markets generally in any country, including changes in interest rates in any country and changes in exchange rates for the currencies of any countries or (ii) the price or trading volume of GG Units, GG Class A Shares or GG Warrants shall in each case of clauses (a) and (b) of this definition be excluded for purposes of determining whether a GG Intervening Event has occurred (although, the underlying facts and circumstances may be taken into account).

“GG Intervening Event Notice” has the meaning specified in Section 7.07(b).

“GG Intervening Event Notice Period” has the meaning specified in Section 7.07(b).

“GG Material Adverse Effect” has the meaning specified in Section 5.15.

“GG Material Contracts” has the meaning specified in Section 5.12.

“GG Preferred Shares” has the meaning specified in Section 5.04(a).

“GG Recommendation” has the meaning specified in the Recitals.

“GG Related Party” has the meaning specified in Section 5.16.

“GG SEC Reports” has the meaning specified in Section 5.06.

“GG Share Consideration” has the meaning specified in Section 2.01(b)(vi)(2).

“GG Shares” means, collectively, the GG Class A Shares and the GG Class F Shares.

“GG Stockholder Redemptions” means the right of the holders of GG Class A Shares to redeem all or a portion of their GG Class A Shares in connection with the Transactions as set forth in GG’s Governing Documents.

“GG Transaction Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable (and not otherwise expressly allocated to Parent, ListCo, Merger Sub, the Company or their respective Subsidiaries pursuant to the terms of this Agreement or any other Transaction Document) by, GG and/or Sponsor in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of its covenants or agreements in this Agreement or any other Transaction Document or the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, placement agents or other agents or service providers of GG and/or Sponsor and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to GG pursuant to this Agreement or any other Transaction Document. Notwithstanding the foregoing or anything to the contrary herein, GG Transaction Expenses shall not include any Company Transaction Expenses.

“GG Transaction Expenses Cap” means $60,000,000.

“GG Units” means the units issued in the IPO consisting of one GG Class A Share and one-fifth (1/5) of a Public Warrant.

“GG Warrant Agreement” means that certain Warrant Agreement, dated as of March 22, 2021, by and between GG and Computershare Trust Company, N.A., as the warrant agent.

“GG Warrants” means, collectively, the Private Placement Warrants and the Public Warrants.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation, the “Governing Documents” of a Hong Kong incorporated company are its certificate of incorporation and articles of association, the “Governing Documents” of a Swedish limited company are its articles of association, the “Governing Documents” of a Singapore company are its constitution and certificate of incorporation issued by the Accounting and Corporate Regulatory Authority of Singapore, the “Governing Documents” of a PRC company are its business license and articles of association, and the “Governing Documents” of a limited company incorporated under the laws of England and Wales are its memorandum of association and articles of association.

“Governmental Authority” means any (a) federal, state, national, provincial, local, municipal, foreign, domestic or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, stock exchange or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“Governmental Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree or other similar determination or finding entered, issued or rendered by any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, classified or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” under applicable Environmental Laws due to its dangerous or deleterious properties or characteristics, including petroleum, petroleum by-products, asbestos, per- or polyfluoroalkyl substances or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“IFRS” means international financial reporting standards, consistently applied.

“Incentive Equity Plan” has the meaning specified in Section 6.09(a).

“Indebtedness” means, with respect to any Person as of any time, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of, and other payment obligations for, borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money or payment obligations issued or incurred (in each case, other than indebtedness solely between or among such Person and its Subsidiaries), (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, in each case, of such Person, (d) all obligations of such Person as lessee that are required to be capitalized in accordance with GAAP or IFRS, as applicable, (e) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (f) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (g) guarantees, make whole agreements, hold harmless agreements or similar arrangement with respect to any amounts of all obligations of the type referred to in clauses (a) through (f) of this definition of any other Person, the payment of which such first Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations and (h) with respect to each of the foregoing, any accrued and unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include (i) accounts payable to trade creditors that are not past due and accrued expense arising in the ordinary course of business consistent with past practice and (ii) Company Transaction Expenses or GG Transaction Expenses.

“Intellectual Property” means all rights, title and interest in or relating to any intellectual property, whether protected, created or arising under the Laws of any jurisdiction throughout the world, including all: (a) patents and patent applications, including provisional patent applications and similar filings, and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and all foreign equivalents of any of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”), (b) trademarks, service marks, logos, trade dress, trade names and corporate names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (collectively, “Trademarks”), (c) copyrights, works of authorship and copyrightable works (including copyrights in Software), in each case, whether or not registered or published, all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated, (d) trade secrets and confidential information, rights to inventions (whether patentable or not), rights in Software, know-how, technology, data, databases and documentation thereof, and (e) Internet domain names.

“Interim Period” has the meaning specified in Section 6.01(a).

“IPO” means the initial public offering of GG Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of GG, dated as of March 22, 2021, and filed with the SEC on March 24, 2021 (File No. 333-253338).

“IT Systems” means all computers, computer systems, servers, networks, network equipment, firmware, Software, hardware, information technology systems or infrastructure, electronic data processing systems, communication networks, interfaces, platforms, peripherals and data or information contained therein or transmitted thereby, and other information technology equipment, in each case, whether owned, used, held for use, outsourced, leased or licensed by or on behalf of the Company or any of its Subsidiaries.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Kirkland” has the meaning specified in Section 11.18(b).

“Kirkland Privileged Communications” has the meaning specified in Section 11.18(b).

“Labor Agreement” has the meaning specified in Section 3.10(a)(xiv).

“Law” means any statute, law (including common law), act, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased, licensed or similarly used or occupied by the Company or its Subsidiaries.

“Leases” has the meaning specified in Section 3.16(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, Proceeding or Governmental Order and those arising under any Contract.

“Licensed IP” means all Intellectual Property (other than Owned IP) that is used, practiced or held for use or practice by the Company or any of its Subsidiaries.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, restriction, security interest, license, covenant not to assert, restriction on transfer, title defect, encroachment or other survey defect, pre-emption, redemption, or any other similar lien or encumbrance.

“ListCo” has the meaning specified in the preamble hereto.

“ListCo AD Recipients” has the meaning specified in Section 2.04(b).

“ListCo AD Warrant” means an American depository warrant of ListCo duly and validly issued against the deposit of an underlying ListCo Warrant deposited with the Depositary Bank in accordance with the Deposit Agreement and representing the right to acquire one ListCo Class A ADS (or one ListCo Class A Share if at the time of exercise ListCo no longer uses the ADR Facility) at an exercise price of $11.50 per ListCo Class A ADS, subject to adjustment, terms and limitations as described in the ListCo Warrant Agreement.

“ListCo ADS Agent” has the meaning specified in Section 2.04(b).

“ListCo Board” has the meaning specified in the Recitals.

“ListCo Class A ADS” means a American depository share of ListCo duly and validly issued against the deposit of an underlying ListCo Class A Share deposited with the Depositary Bank in accordance with the Deposit Agreement.

“ListCo Class A ADS Recipients” has the meaning specified in Section 2.04(b).

“ListCo Class A Share” means a class A ordinary share in the share capital of ListCo.

“ListCo Class B Share” means a class B ordinary share in the share capital of ListCo.

“ListCo Class C-1 ADS” means an American depository share of ListCo duly and validly issued against the deposit of an underlying ListCo Class C-1 Share deposited with the Depositary Bank in accordance with the Deposit Agreement.

“ListCo Class C-2 ADS” means an American depository share of ListCo duly and validly issued against the deposit of an underlying ListCo Class C-2 Share deposited with the Depositary Bank in accordance with the Deposit Agreement.

“ListCo Class C-1 ADS Recipients” has the meaning specified in Section 2.04(b).

“ListCo Class C-2 ADS Recipients” has the meaning specified in Section 2.04(b).

“ListCo Class C-1 Share” means a class C-1 ordinary share in the share capital of ListCo.

“ListCo Class C-2 Share” means a class C-2 ordinary share in the share capital of ListCo.

“ListCo New Articles of Association” has the meaning specified in Section 6.08.

“ListCo Shares” means, collectively, the ListCo Class A Shares and ListCo Class B Shares.

“ListCo Warrant” means a warrant representing the right to acquire one ListCo Class A Share in the same form and on the same terms and conditions (including the same exercise price of $11.50 per ListCo Class A Share) as the applicable GG Warrant cancelled and converted into such warrant at the Effective Time pursuant to the ListCo Warrant Agreement and Section 2.01(b)(vi)(3).

“ListCo Warrant Agreement” means that certain Warrant Assignment, Assumption and Amendment Agreement, to be dated as of the Closing Date, by and between GG, ListCo and Computershare Trust Company, N.A., as the warrant agent, with respect to the ListCo Warrants, in substantially the form attached hereto as Exhibit I.

“Lock-up Period” means the period from and after the Closing Date until the end of the 180th day after the Closing Date.

“Material Contracts” has the meaning specified in Section 3.10(a).

“Material Permits” has the meaning specified in Section 3.15.

“Measurement Time” means 12:01 a.m., New York time, on the Closing Date.

“Merger” has the meaning specified in Section 2.01(b)(i).

“Merger Sub” has the meaning specified in the preamble hereto.

“Merger Sub Shares” has the meaning specified in Section 2.01(b)(iv).

“Money Laundering Laws” has the meaning specified in Section 3.09(g).

“Most Recent Balance Sheet” means the unaudited consolidated balance sheet of the Company as of December 31, 2020.

“Multiemployer Plan” means any “multiemployer plan” (as defined in Section 3(37) of ERISA).

“Necessary Related Party Contracts” has the meaning specified in Section 3.10(a)(xvi).

“Non-U.S. Benefit Plan” has the meaning specified in Section 3.11(i).

“Note Conversion Shares” means an aggregate number, rounded down to the nearest whole number with respect to each recipient, of ListCo Class A Shares equal to (a) the outstanding principal amount due in respect of the Convertible Notes, divided by (b) the applicable Conversion Price as defined in the applicable Convertible Note.

“Note Purchase Agreements” means, collectively, the agreements set forth on Section 1.01(b) of the Parent Disclosure Schedules.

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any license meeting the Open Source Definition (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” Software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), and the MIT License.

“Owned Company Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned IP” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries, including all Registered Intellectual Property.

“Owned Real Property” means all real property owned by the Company or its Subsidiaries.

“Parent” has the meaning specified in the preamble hereto.

“Parent and Company Fundamental Representations” means the representations and warranties specified in Section 3.01 (Corporate Organization; Due Authorization), Section 3.04(a) (Capitalization) (other than the first sentence of Section 3.04(a)), Section 3.21 (Brokers), Section 4.01 (Corporate Organization), Section 4.02 (Due Authorization), Section 4.04 (Capitalization) (other than Section 4.04(a)) and Section 4.08 (Brokers).

“Parent Board” has the meaning specified in the Recitals.

“Parent Consideration” means the Parent Preference Consideration and the Parent Ordinary Consideration.

“Parent Consideration Share Number” means (a) the Equity Value divided by $10.00, minus (b) the Note Conversion Shares, minus (c) the VCC Preference Shares.

“Parent Disclosure Schedules” means the disclosure schedules to this Agreement delivered to GG by Parent on the date of this Agreement contemporaneously with the execution of this Agreement.

“Parent Group” has the meaning specified in Section 11.18(b).

“Parent Lock-Up Agreement” has the meaning specified in the Recitals.

“Parent Ordinary Consideration” means a number of ListCo Class A Shares equal to (a) the Parent Ordinary Portion multiplied by the Parent Consideration Share Number, minus (b) the number of ListCo Class A Shares issued and outstanding immediately prior to the Pre-Closing Reorganization, rounded down to the nearest whole number with respect to each recipient.

“Parent Ordinary Portion” means (a) the number of Parent Ordinary Shares issued and outstanding immediately prior to the Pre-Closing Reorganization, divided by (b) the Fully Diluted Parent Capitalization.

“Parent Ordinary Share” means a class B ordinary share in the share capital of Parent.

“Parent Preference Consideration” means a number of ListCo Class B Shares equal to (a) the Parent Preference Portion multiplied by the Parent Consideration Share Number, minus (b) the number of ListCo Class B Shares issued and outstanding immediately prior to the Pre-Closing Reorganization, rounded down to the nearest whole number with respect to each recipient.

“Parent Preference Portion” means the number of Parent Preference Shares issued and outstanding immediately prior to the Pre-Closing Reorganization divided by the Fully Diluted Parent Capitalization.

“Parent Preference Share” means a class A ordinary share in the share capital of Parent.

“Parent Shareholder Written Consent” has the meaning specified in the Recitals.

“Parent Shareholders” means, collectively, the holders of Parent Shares.

“Parent Shareholders Agreement” means the Shareholders Agreement, dated as of January 20, 2021, by and among Parent, Volvo Car Corporation, Snita, Zhejiang Geely Holding Group Co., Ltd., PSD Investment Limited, PSINV AB, Beijing E-Town International Investment & Development Co., Ltd. and the co-investors signatory thereto, as amended by that certain First Supplemental Agreement to the Shareholders Agreement, dated as of June 8, 2021.

“Parent Shares” means the Parent Preference Shares and Parent Ordinary Shares.

“Parties” has the meaning specified in the preamble hereto.

“Party” has the meaning specified in the preamble hereto.

“Patents” has the meaning specified in the definition of “Intellectual Property”.

“PCAOB” has the meaning specified in Section 3.06(b).

“Per Share GG Consideration” has the meaning specified in Section 2.01(b)(vi)(2).

“Permits” has the meaning specified in Section 3.09(f).

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens arising or incurred in the ordinary course of business, and (i) that relate to amounts not yet due and payable or (ii) that are being contested in good faith through appropriate Proceedings and for which appropriate reserves for the amount being contested have been established in accordance with IFRS, (b) Liens arising or incurred under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Proceedings and for which appropriate reserves for the amount being contested have been established in accordance with IFRS, (d) Liens of record affecting title to real property (including easements, covenants, rights of way, zoning ordinances, survey defects and other title defects or encumbrances) that do not and would not reasonably be expected to, individually or in the aggregate, prohibit or materially interfere with the use or occupancy of such real property or the business of the Company or its Subsidiaries, (e) Liens in respect of any obligations as lessee under capitalized leases, (f) rights, interests, Liens or titles of, or through, a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or in the property being leased or licensed that do not and would not reasonably be expected to, individually or in the aggregate, prohibit or materially interfere with the use or occupancy of such real property or the business of the Company or its Subsidiaries, (g) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business and (h) transfer restrictions under the Governing Documents of Parent and each of its direct and indirect Subsidiaries, in each case, entered into in the ordinary course of business.

“Permitted Transfer” has the meaning specified in Section 2.06(e).

“Permitted Transferee” has the meaning specified in Section 2.06(e).

“Person” means any individual, firm, corporation, exempted company, partnership, exempted limited partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any information relating to an identified or identifiable natural person, including personal data and personally identifiable information (each as defined in any Privacy Laws) that identifies, can be used to identify or is otherwise associated with an individual person or device, whether or not such information is associated with an identified individual, including (a) names, addresses, telephone numbers, email address, financial information, financial account number, personal health information, drivers’ license numbers and government-issued identification numbers and (b) Internet Protocol addresses, device identifiers or other persistent identifiers.

“PIPE Investment” has the meaning specified in the Recitals.

“PIPE Investment Amount” has the meaning specified in Section 4.04(e).

“PIPE Investors” has the meaning specified in the Recitals.

“PIPE Subscription Agreement” has the meaning specified in the Recitals.

“Polestar Singapore” has the meaning specified in the preamble hereto.

“Polestar Sweden” has the meaning specified in the preamble hereto.

“PRC” means the People’s Republic of China (for the purpose of this Agreement and other Transaction Documents, excluding Hong Kong, Macau Special Administrative Region and Taiwan).

“PRC Cybersecurity Laws” has the meaning specified in Section 3.09(h).

“Pre-Closing Consolidation” has the meaning specified in Exhibit E.

“Pre-Closing GG Holders” means the holders of GG Shares as of any specified time prior to the Effective Time.

“Pre-Closing Reorganization” has the meaning specified in Section 6.08.

“Pre-Closing Sweden/Singapore Share Transfer” has the meaning specified in Exhibit E.

“Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines relating to the receipt, collection, compilation, use, storage (including storage location), processing, protection, privacy, sharing, safeguarding, disposal, destruction, disclosure, transfer (including cross-border) or security (both technical and physical) of Personal Information, including the Federal Trade Commission Act, Payment Card Industry Data Security Standard, California Consumer Privacy Act, General Data Protection Regulation, Regulation 2016/679/EU, Personal Data Protection Act 2012 (No. 26 Of 2012), including any predecessor, successor or implementing legislation in respect of the foregoing, any amendments or re-enactments of the foregoing, and any and all applicable Laws in connection with Personal Information relating to (a) breach notification or marketing, (b) the use of biometric identifiers or (c) the internet of things.

“Private Placement Warrants” means the Private Placement Warrants as defined in the GG Warrant Agreement.

“Proceeding” means any lawsuit, litigation, action, audit, examination or investigation, inquiry, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before any Governmental Authority.

“Public Warrants” means the Public Warrants as defined in the GG Warrant Agreement.

“Redeeming Stockholder” means a holder of GG Shares who demands that GG redeem its GG Class A Shares for cash in connection with the Transactions and in accordance with the GG Governing Documents.

“Registered Intellectual Property” has the meaning specified in Section 3.17(a).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement/Proxy Statement” means a registration statement on Form F-4 relating to the Transactions and containing a proxy statement of GG.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors and consultants of such Person.

“Required GG Stockholder Approval” means the approval, at the Special Meeting where a quorum is present, of the Business Combination Proposal, by the vote of the holders of a majority of the outstanding GG Shares entitled to vote thereon.

“Required Parent Shareholder Approval” has the meaning specified in the Recitals.

“Requisite GG Warrantholder Approval” means the vote or written consent of the registered holders of at least fifty percent (50%) of the then outstanding Public Warrants to amend the GG Warrant Agreement to permit the conversion or exchange of Public Warrants for ListCo Class C-1 ADSs and the Private Placement Warrants for ListCo Class C-2 ADSs at the Effective Time.

“Rollover Change of Control” has the meaning specified in Section 2.06(d).

“Sanctions and Trade Control Laws” means to the extent applicable to the Company and its Subsidiaries (a) export controls, including the U.S. Export Administration Regulations, (b) economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations and Her Majesty’s Treasury of the United Kingdom, (c) customs and import Laws and regulations, including Title 19 of the Code of Federal Regulations and the associated statutes or (d) the anti-boycott Laws administered by the U.S. Department of Commerce and the Department of Treasury.

“Schedules” means the disclosure schedules of Parent, ListCo, and the Company and/or the disclosure schedules of GG, as the context requires.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws and the rules and regulations promulgated thereunder.

“Signing Filing” has the meaning specified in Section 8.06(e).

“Signing Press Release” has the meaning specified in Section 8.06(e).

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” has the meaning specified in Section 8.03(b).

“Sponsor” has the meaning specified in the Recitals hereto.

“Sponsor Insiders” has the meaning specified in the Recitals hereto.

“Sponsor Investment” has the meaning specified in the Recitals hereto.

“Sponsor Investment Amount” has the meaning specified in the preamble hereto.

“Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Sponsor Subscription Agreement” has the meaning specified in the Recitals hereto.

“Statutory Plans” has the meaning specified in the definition of “Benefit Plan”.

“Stock Exchange” means the Nasdaq Stock Market or any other national securities exchange on which the ListCo Class A ADSs, ListCo AD Warrants or ListCo Class C-1 ADSs or ListCo Class C-2 ADSs are listed for trading as displayed on Bloomberg (or any successor service).

“Subscription Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation, exempted company or other organization (including a limited liability company, an exempted limited partnership or a partnership or any PRC company’s branch office), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests, having by their terms ordinary voting power to elect a majority of the board of directors, or board of managers (as the case may be) or others performing similar functions with respect to such corporation, exempted company or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Supporting Sponsor Stockholders” has the meaning specified in the Recitals hereto.

“Surviving SPAC” has the meaning specified in Section 2.01(b)(i).

“Surviving SPAC Share” means a share of common stock, par value $0.001 per share, of the Surviving SPAC.

“Tax” means any U.S. federal, state, provincial, territorial, local, non-U.S. and other net income tax, alternative or add-on minimum tax, base erosion minimum tax, franchise tax, gross income, or gross receipts tax, employment related tax (including employee withholding, employer payroll tax or social security contributions or social security contributions), ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties and sales or use tax or other tax or like assessment, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, election, estimate or other document filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Termination Date” has the meaning specified in Section 10.01(d).

“Tier 1 Earn Out Shares” has the meaning specified in Section 2.06(a)(i).

“Tier 2 Earn Out Shares” has the meaning specified in Section 2.06(a)(ii).

“Tier 3 Earn Out Shares” has the meaning specified in Section 2.06(a)(iii).

“Tier 4 Earn Out Shares” has the meaning specified in Section 2.06(a)(iv).

“Trademarks” has the meaning specified in the definition of “Intellectual Property”.

“Trading Day” means any day on which ListCo Class A ADS are traded on the Stock Exchange, provided that “Trading Day” shall not include any Abbreviated Trading Day.

“Transaction Conditions” means the conditions specified in Article IX of this Agreement.

“Transaction Documents” means this Agreement, the Certificate of Merger, the Parent Lock-Up Agreements, the Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement, the Sponsor Subscription Agreement, the VCC PIPE Subscription Agreement, the VCC Preference Subscription Agreement, the PIPE Subscription Agreements, the Registration Rights Agreement, the Deposit Agreement, the ListCo New Articles of Association, the Incentive Equity Plan and the Equity Purchase Plan and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Proposals” has the meaning specified in Section 8.03(b).

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Merger and the Pre-Closing Reorganization.

“Transfer” means offer for sale, sell (including short sales), transfer, tender, pledge, convert, encumber, assign or otherwise dispose of (including by gift, merger, demerger, tendering into any tender offer, distribution, redemption, repurchase or exchange offer or otherwise).

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.05.

“Trust Agreement” has the meaning specified in Section 5.05.

“Trustee” has the meaning specified in Section 5.05.

“U.S. Intended Tax Treatment” has the meaning specified in the Recitals.

“Unvested Shares” means any Earn Out Shares that have not vested in accordance with this Agreement.

“VAT” means (a) any indirect Tax imposed in compliance with the Council Directive of November 28, 2006 on the common system of value-added Tax (EC Directive 2006/112) or (b) any indirect Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in clause (a) above, or imposed elsewhere, including any interest, penalty or addition thereto.

“VCC” has the meaning specified in the Recitals hereto.

“VCC PIPE Investment” has the meaning specified in the Recitals hereto.

“VCC PIPE Investment Amount” has the meaning specified in the recitals hereto.

“VCC PIPE Subscription Agreement” has the meaning specified in the recitals hereto.

“VCC Preference Shares” means the aggregate number of convertible preference shares of ListCo, issued pursuant to the VCC Preference Subscription Agreement, outstanding as of the Closing.

“VCC Preference Subscription Agreement” means that certain VCC Preference Subscription Agreement, dated as of September 27, 2021 by and among ListCo and Snita.

“Volume Weighted Average ADS Price” means, on any Trading Day, the volume weighted average share price of the ListCo Class A ADSs on the Stock Exchange in respect of the period from 9:30 a.m. to 4:00 p.m. New York time, on such Trading Day.

“WARN” has the meaning specified in Section 3.12(b).

“Weil” has the meaning specified in Section 8.05(c).

“Weil Privileged Communications” has the meaning specified in Section 11.18(a).

“Willful Breach” means a Party’s knowing and intentional material breach of any of its representations or warranties set forth in this Agreement, or such Party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.

“Withholding Party” has the meaning specified in Section 2.07.

Section 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the referenced business.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) References to “$” or “dollar” or “US$” shall be references to United States dollars.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS.

(i) The phrases “provided to,” “furnished to,” “made available to” and phrases of similar import when used herein, unless the context otherwise requires, mean that a copy of the information or material referred to has been provided no later than 5:00 p.m., New York Time, two (2) Business Days prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by Parent or an Affiliate thereof in connection with this Agreement or (ii) by delivery to such Party and its legal counsel via electronic mail.

Section 1.03 Knowledge. As used herein, the phrase “knowledge” means the actual knowledge, after due inquiry, of (a) in the case of Parent, the Company, Merger Sub or ListCo, Thomas Ingenlath, Ian Zhang, Dennis Nobelius, Nils Mösko and Anna Rudensjö and (b) in the case of GG, Mark Stone, Andrew Rosenfield and Andrew McBride.

Section 1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding GG Shares or shares of ListCo shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares or any similar event shall have occurred (other than any event expressly contemplated by this Agreement), or if there shall have been any breach of this Agreement by GG with respect to its GG Shares or rights to issue GG Shares, or by Parent or any Company Party with respect to shares of ListCo or rights to issue such shares, then any number, value (including dollar value) or amount contained herein which is based upon the number of GG Shares or shares of ListCo (including, for the avoidance of doubt, the Parent Consideration and the GG Share Consideration) shall be equitably adjusted to provide Parent and the holders of GG Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit any Party to take any action with respect to their respective securities or otherwise that is prohibited by the terms and conditions of this Agreement.

ARTICLE II

THE MERGER AND RELATED TRANSACTIONS; CLOSING

Section 2.01 The Transactions.

(a) Parent Consideration. Prior to the Closing, ListCo shall issue to Parent the Parent Consideration in accordance with, and as consideration for, the Pre-Closing Reorganization.

(b) Merger.

(i) Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into GG (the “Merger”) and the separate corporate existence of Merger Sub shall thereupon cease. GG shall survive the Merger (the “Surviving SPAC”) as a wholly owned Subsidiary of ListCo.

(ii) Effective Time. At the Closing, the Parties shall cause a certificate of merger, in a form reasonably satisfactory to Parent and GG (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by GG and Parent and specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

(iii) Effect of the Merger. The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of GG and Merger Sub shall vest in the Surviving SPAC and all debts, liabilities, obligations and duties of GG and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving SPAC, in each case, in accordance with the DGCL.

(iv) Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub (collectively, the “Merger Sub Shares”) issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one Surviving SPAC Share.

(v) Surviving SPAC Governance. At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving SPAC, in each case, until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving SPAC, each to hold office in accordance with the Governing Documents of the Surviving SPAC until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) Effect of the Merger on Securities of GG.

(1) GG Units. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each issued and outstanding GG Unit shall be automatically separated and the holder thereof shall be deemed to hold one GG Class A Share and one-fifth (1/5) of a Public Warrant in accordance with the terms of the applicable GG Unit, which underlying securities shall be converted in accordance with the applicable terms of Section 2.01(b)(vi)(2) and Section 2.01(b)(vi)(3), respectively.

(2) GG Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each GG Share issued and outstanding as of immediately prior to the Effective Time (other than those described in Section 2.01(b)(vi)(4)) shall be automatically cancelled and extinguished and converted into the right to receive one ListCo Class A ADS (the “Per Share GG Consideration,” and all Per Share GG Consideration issued to holders of GG Shares in connection with the Merger, collectively, the “GG Share Consideration”). From and after the Effective Time, the holder(s) of Certificates, if any, evidencing ownership of GG Shares or GG Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or under applicable Law.

(3) GG Warrants (With Receipt of Requisite GG Warrantholder Approval). In the event that the Requisite GG Warrantholder Approval is obtained prior to the Effective Time, at the Effective Time, without any action on the part of any Party or any other Person, (A) each Public Warrant that is outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into the right to receive one ListCo Class C-1 ADS and (B) each Private Placement Warrant that is outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into the right to receive one ListCo Class C-2 ADS. From and after the Effective Time, the holders of GG Warrants prior to the Effective Time shall cease to have any rights with respect to such warrants except as otherwise provided for herein or under applicable Law.

(4) GG Warrants (Without Receipt of Requisite GG Warrantholder Approval). In the event that the Requisite GG Warrantholder Approval is not obtained prior to the Effective Time, at the Effective Time, without any action on the part of any Party or any other Person, each GG Warrant that is outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into the right to receive one ListCo AD Warrant. From and after the Effective Time, the holders of GG Warrants prior to the Effective Time shall cease to have any rights with respect to such warrants except as otherwise provided for herein or under applicable Law.

(5) Cancellation of Treasury Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each GG Share held immediately prior to the Effective Time by GG in treasury shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(6) Stock Transfer Books. At the Effective Time, the stock transfer books of GG shall be closed and no Transfer of GG Units, GG Shares or GG Warrants shall be made thereafter.

Section 2.02 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) (a) as promptly as practicable (and in any event no later than 9:00 a.m., New York time, on the third Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the Transaction Conditions (other than any Transaction Conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such Transaction Conditions at the Closing) or (b) at such other place, time or date as the Parties may agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 2.03 Exchange Agent.

(a) Prior to the Closing Date, ListCo shall appoint a Person authorized to act as exchange agent in connection with the Transactions, which Person shall be reasonably acceptable to GG (the “Exchange Agent”), and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to GG for the purpose of exchanging GG Shares for ListCo Class A ADSs pursuant to Section 2.01(b)(vi)(2) and GG Warrants for ListCo Class C-1 ADSs or ListCo Class C-2 ADSs pursuant to Section 2.01(b)(vi)(3) or ListCo AD Warrants pursuant to Section 2.01(b)(vi)(4), as applicable. As of the Effective Time, ListCo shall deposit (or cause to be deposited) with the Exchange Agent, for exchange in accordance with this Section 2.03 through the Exchange Agent, ListCo Class A ADSs issued pursuant to Section 2.01(b)(vi)(2) and either ListCo Class C-1 ADSs and ListCo Class C-2 ADSs issued pursuant to Section 2.01(b)(vi)(3) or ListCo AD Warrants pursuant to Section 2.01(b)(vi)(4), as applicable.

(b) Each holder of record of a book-entry share (“Book-Entry Share”), which immediately prior to the Effective Time represented outstanding GG Shares that were converted pursuant to Section 2.01(b)(vi)(2) into the right to receive the Per Share GG Consideration shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive in exchange therefor, the Per Share GG Consideration for each GG Share formerly represented by such Book-Entry Share, and such Book-Entry Share will be canceled. Payment of the Per Share GG Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Per Share GG Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, GG or the Surviving Corporation.

(c) Each holder of record of a book-entry warrant (“Book-Entry Warrant”), which immediately prior to the Effective Time represented outstanding GG Warrants that were converted into the right to receive either ListCo Class C-1 ADSs or ListCo Class C-2 ADSs pursuant to Section 2.01(b)(vi)(3) or ListCo AD Warrants pursuant to Section 2.01(b)(vi)(4), as applicable, shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive in exchange therefor, one ListCo Class C-1 ADS, ListCo Class C-2 ADS or ListCo AD Warrant, as applicable, for each GG Warrant formerly represented by such Book-Entry Warrant, and such Book-Entry Warrant will be canceled. Payment of the ListCo Class C-1 ADSs or ListCo Class C-2 ADSs or ListCo AD Warrants, as applicable, with respect to Book-Entry Warrants shall only be made to the Person in whose name such Book-Entry Warrants are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Warrant will be deemed at any time after the Effective Time to represent only the right to receive the applicable number of ListCo Class C-1 ADSs or ListCo Class C-2 ADSs or ListCo AD Warrants, as applicable, and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, GG or the Surviving Corporation.

Section 2.04 Establishment of ADR Facility; Distribution of ListCo Class A ADSs and ListCo Class C-1 ADSs or ListCo Class C-2 ADSs or ListCo AD Warrants, as applicable.

(a) Prior to the Closing, ListCo shall cause sponsored American depositary receipt (“ADR”) facilities (each, an “ADR Facility”) to be established with a reputable bank reasonably acceptable to GG (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing the ListCo Class A ADSs, ListCo Class C-1 ADSs, ListCo Class C-2 ADSs or ListCo AD Warrants, as applicable, including entering into one or more customary deposit agreements with the Depositary Bank (collectively, the “Deposit Agreement”), in form and substance reasonably acceptable to GG, establishing each ADR Facility, to be effective as of the Effective Time, and filing with the SEC one or more registration statements on Form F-6 relating to the registration under the Securities Act for the issuance of the ListCo Class A ADSs, ListCo Class C-1 ADSs, ListCo Class C-2 ADSs or ListCo AD Warrants, as applicable. ListCo shall prepare such Form F-6 and use reasonable best efforts to cause the Depositary Bank to file such Form F-6 with the SEC prior to the declaration of the effectiveness of the Registration Statement/Proxy Statement by the SEC.

(b) Prior to the Effective Time, ListCo shall designate a U.S. bank or trust company reasonably acceptable to GG to act as agent of ListCo for the purposes of distributing the ListCo Class A ADSs, ListCo Class C-1 ADSs, ListCo Class C-2 ADSs or ListCo AD Warrants, as applicable (the “ListCo ADS Agent”). At or substantially concurrently with the Effective Time, ListCo shall (i) in consideration for the allotment and issuance of Surviving SPAC Shares to ListCo in accordance with Section 2.05 and the cancellation of Merger Sub Shares, allot and issue, or cause to be allotted and issued, to the Depositary Bank credited as fully paid and free of all Liens (other than, solely with respect to securities issued in respect of the GG Class F Shares and Private Placement Warrants, transfer restrictions under applicable Securities Law, the Governing Documents of ListCo or any Transaction Document) (A) a number of the ListCo Class A Shares equal to the aggregate number of ListCo Class A ADSs to be issued to the holders of GG Shares pursuant to this Article II (the “ListCo Class A ADS Recipients”) and (B) (1) in the event the GG Warrantholder Approval is obtained prior to the Effective Time, a number of the ListCo Class C-1 Shares equal to the aggregate number of ListCo Class C-1 ADSs to be issued to the holders of Public Warrants pursuant to this Article II (the “ListCo C-1 ADS Recipients”) and a number of the ListCo Class C-2 Shares equal to the aggregate number of ListCo Class C-2 ADSs to be issued to holders of Private Placement Warrants pursuant to this Article II (“ListCo Class C-2 ADS Recipients”) or, (2) in the event the GG Warrantholder Approval is not obtained prior to the Effective Time, a number of ListCo Warrants equal to the aggregate number of ListCo AD Warrants to be issued to the holders of GG Warrants pursuant to Article II (the “ListCo AD Recipients”), (ii) deposit or cause to be deposited with the ListCo ADS Agent the uncertificated book-entries of ListCo Class A Shares representing the aggregate number of such ListCo Class A ADSs for the benefit of the ListCo Class A ADS Recipients, for exchange in accordance with this Article II, and the Depositary Bank shall be authorized to issue the ListCo Class A ADSs representing such ListCo Class A Shares in accordance with this Agreement and (iii) (A) in the event the GG Warrantholder Approval is obtained prior to the Effective Time, deposit or cause to be deposited with the ListCo ADS Agent the uncertificated book-entries of ListCo Class C-1 Shares and ListCo Class C-2 Shares representing the aggregate number of such ListCo Class C-1 ADSs for the benefit of the ListCo Class C-1 ADS Recipients and the ListCo Class C-2 ADS for the benefit of the ListCo Class C-2 ADS Recipients, for exchange in accordance with this Article II, and the Depositary Bank shall be authorized to issue the ListCo Class C-1 ADSs and ListCo Class C-2 ADSs representing such ListCo Class C-1 Shares and ListCo Class C-2 Shares in accordance with this Agreement or, (B) in the event the GG Warrantholder Approval is not obtained prior to the Effective Time, deposit or cause to be deposited with the ListCo ADS Agent the uncertificated book-entries of ListCo Warrants representing the aggregate number of such ListCo Warrants for the benefit of the ListCo AD Warrant Recipients, for exchange in accordance with this Article II, and the Depositary Bank shall be authorized to issue the ListCo AD Warrants representing such ListCo Warrants in accordance with this Agreement. The ListCo ADS Agent shall distribute the ListCo Class A ADSs to the ListCo Class A ADS Recipients and the ListCo Class C-1 ADSs and ListCo Class C-2 ADSs to the ListCo Class C-1 ADS Recipients and the ListCo Class C-2 ADS Recipients, respectively, or the ListCo AD Warrant to the ListCo AD Warrant Recipients, as applicable, in accordance with this Section 2.04 and the Deposit Agreement.

(c) In the event the GG Warrantholder Approval is obtained prior to the Effective Time, after the Effective Time, upon any exercise of the right set forth in the ListCo New Articles of Association to convert ListCo Class C-1 ADSs and ListCo Class C-2 ADSs into ListCo Class A Shares by the holders thereof (the “Exercising Class C-1 Shareholders” and “Exercising Class C-2 Shareholders”, respectively), ListCo shall promptly convert the relevant ListCo Class C-1 ADSs and ListCo Class C-2 ADSs (as the case may be) to ListCo Class A Shares and shall update the share register to reflect such conversion and the ListCo ADS Agent shall distribute to the holder of such exercised ListCo Class C-1 ADSs or ListCo Class C-2 ADSs a number of ListCo Class A ADSs equal to such ListCo Class A Shares underlying such exercised ListCo Class C-1 ADSs or ListCo Class C-2 ADSs. The ListCo Class A ADSs shall be accepted into the DTC, and each Exercising Class C-1 Shareholder or Exercising Class C-2 Shareholder shall be entitled to receive a book-entry authorization representing the number of ListCo Class A ADSs that such holder has the right to receive pursuant to this Section 2.04(c), unless physical ListCo Class A ADSs are required by applicable Law, in which case the ListCo ADS Agent shall promptly send such physical ListCo Class A ADSs to such Exercising Class C-1 Shareholder or Exercising Class C-2 Shareholder in accordance with the ListCo New Articles of Association. In the event the GG Warrantholder Approval is not obtained prior to the Effective Time, after the Effective Time, upon any exercise of the ListCo AD Warrants by the holders thereof (the “Exercising Warrantholders”), ListCo shall promptly allot and issue, or cause to be allotted and issued, to the Depositary Bank a number of ListCo Class A Shares underlying such exercised ListCo AD Warrants, at which time the ListCo ADS Agent shall distribute to the holder of such exercised ListCo AD Warrants a number of ListCo Class A ADSs equal to such ListCo Class A Shares underlying such exercised ListCo AD Warrants. The ListCo Class A ADSs shall be accepted into the DTC, and each Exercising Warrantholder shall be entitled to receive a book-entry authorization representing the number of ListCo Class A ADSs that such holder has the right to receive pursuant to this Section 2.04(c), unless physical ListCo Class A ADSs are required by applicable Law, in which case the ListCo ADS Agent shall promptly send such physical ListCo Class A ADSs to such Exercising Warrantholder in accordance with the ListCo Warrant Agreement.

(d) The ListCo ADS Agent shall not be entitled to vote or exercise any rights of ownership with respect to ListCo Class A Shares, ListCo Class C-1 Shares, ListCo Class C-2 Shares or ListCo Warrants, as applicable, held by it from time to time hereunder, except that, with respect to ListCo Class A Shares, it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of ListCo Class A ADS holders entitled thereto.

Section 2.05 Surviving SPAC Shares. At or substantially concurrently with the Effective Time, the Surviving SPAC shall, as consideration for the allotment and issuance by ListCo of (a) the ListCo Class A Shares and (b) the ListCo Class C-1 Shares, ListCo Class C-2 Shares or ListCo Warrants, as applicable, in accordance with Section 2.04(b), issue, or cause to be issued, to ListCo a total of 99 Surviving SPAC Shares (unless ListCo and Surviving SPAC agree to a different number of Surviving SPAC Shares, in which case Surviving SPAC shall issue, or cause to be issued, such other number of Surviving SPAC Shares as may be agreed).

Section 2.06 Earn Out.

(a) Earn Out Triggering Events. As additional consideration for the Pre-Closing Consolidation, after the Lock-up Period until the fifth anniversary of the expiration of the Lock-up Period (the “Earn Out Period”), ListCo shall cause the following number of Earn Out Shares to be issued to Parent or in the event that Parent has been dissolved or liquidated, the Parent Shareholders as of immediately prior to the Closing in accordance with the Earn Out Allocation

Schedule delivered by Parent to ListCo at least three (3) Business Days prior to Closing, or the Earn Out Affiliates of the Parent Shareholders pursuant to Section 2.06(e) (such Persons to receive Earn Out Shares, the “Earn Out Holders”) in accordance with this Section 2.06, promptly upon, but no earlier than the second Business Day after, the occurrence of any of the following (each, an “Earn Out Triggering Event”) or, if such Earn Out Holder notifies ListCo no later than one Business Day after an Earn Out Triggering Event that it may only acquire the Earn Out Shares after complying with the notification requirements of the HSR Act, then promptly after such Earn Out Holder notifies ListCo that the applicable waiting periods under the HSR Act have been terminated or expired:

(i) if the Volume Weighted Average ADS Price equals or exceeds $13.00 per share for twenty (20) of any thirty (30) consecutive Trading Days during the Earn Out Period, twenty percent (20%) of the Earn Out Class A Shares and twenty percent (20%) of the Earn Out Class B Shares (the “Tier 1 Earn Out Shares”);

(ii) if the Volume Weighted Average ADS Price equals or exceeds $15.50 per share for twenty (20) of any thirty (30) consecutive Trading Days during the Earn Out Period, twenty percent (20%) of the Earn Out Class A Shares and twenty percent (20%) of the Earn Out Class B Shares (the “Tier 2 Earn Out Shares”), plus the Tier 1 Earn Out Shares, if not previously issued;

(iii) if the Volume Weighted Average ADS Price equals or exceeds $18.00 per share for twenty (20) of any thirty (30) consecutive Trading Days during the Earn Out Period, twenty percent (20%) of the Earn Out Class A Shares and twenty percent (20%) of the Earn Out Class B Shares (the “Tier 3 Earn Out Shares”), plus the Tier 1 Earn Out Shares and Tier 2 Earn Out Shares, if not previously issued;

(iv) if the Volume Weighted Average ADS Price equals or exceeds $20.50 per share for twenty (20) of any thirty (30) consecutive Trading Days during the Earn Out Period, twenty percent (20%) of the Earn Out Class A Shares and twenty percent (20%) of the Earn Out Class B Shares (the “Tier 4 Earn Out Shares”), plus the Tier 1 Earn Out Shares, Tier 2 Earn Out Shares and Tier 3 Earn Out Shares, if not previously issued; and

(v) if the Volume Weighted Average ADS Price equals or exceeds $23.00 per share for twenty (20) of any thirty (30) consecutive Trading Days during the Earn Out Period, twenty percent (20%) of the Earn Out Class A Shares and twenty percent (20%) of the Earn Out Class B Shares, plus the Tier 1 Earn Out Shares, Tier 2 Earn Out Shares, Tier 3 Earn Out Shares and Tier 4 Earn Out Shares, if not previously issued.

(b) Authority to Allot Earn Out Shares and Disapplication of Pre-Emption Rights. At or prior to the Effective Time, ListCo shall take all corporate actions necessary to authorize the ListCo Board to allot and issue and shall disapply any pre-emption rights under the UK Companies Act 2006, and shall maintain such authority and disapplication for so long as any rights to receive Earn Out Shares pursuant to this Section 2.06 remain outstanding, a sufficient number of ListCo Shares to satisfy its obligations pursuant to this Section 2.06.

(c) Equitable Adjustments. In the event of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares or any similar event (other than, for the avoidance of doubt, the Transactions) affecting the ListCo Shares or Earn Out Shares after the date of this Agreement, the Volume Weighted Average ADS Price targets set forth in Section 2.06(a) and the number of Earn Out Shares to be issued by ListCo pursuant to Section 2.06(a) shall be equitably adjusted to provide Parent (or in the event that Parent has been dissolved, the Parent Shareholders or their Permitted Transferees (as defined below)) the same economic effect as contemplated by this Agreement prior to such event.

(d) Acceleration Event. If, during the Earn Out Period, there occurs any Change of Control in which the ListCo Class A Shares are valued at or above the price thresholds specified in Section 2.06(a)(i) through (v) (based on the value of the cash, securities or in-kind consideration being delivered in respect of such ListCo Class A Shares and after giving effect to the issuance of any Earn Out Shares pursuant to this Section 2.06 in connection with and as part of such Change of Control transaction), then (i) the Earn Out Shares subject to the applicable price thresholds achieved or exceeded in connection with such Change of Control shall immediately vest and each Earn Out Holder shall receive the same per share consideration (whether stock, cash or other property) in respect of such Earn Out Shares as the holders of ListCo Class A Shares participating in such Change of Control and (ii) in the case of any Change of Control other than a Rollover Change of Control (as defined below), ListCo shall be permitted, in its sole discretion, to negotiate and agree in good faith with the acquirer in such Change of Control an equitable treatment of any Unvested Shares that will not vest in connection with such Change of Control and shall keep each such Earn Out Holder reasonably informed of the status of such negotiations. For the avoidance of doubt, in the event of a Change of Control following which a Person or “group” (within the meaning of Section 13d of the Exchange Act) of Persons (other than ListCo or any of its Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of, or economic rights or interests in, ListCo or any of its Subsidiaries but less than one hundred percent (100%) (a “Rollover Change of Control”), then any Unvested Shares that will not vest in connection with such transaction shall continue as Unvested Shares on and subject to the terms of this Agreement and shall not be forfeited or cancelled.

(e) Transfer. No Earn Out Holder may Transfer its right to receive Earn Out Shares pursuant to this Section 2.06; provided, however, that nothing herein shall prohibit a Transfer of the right to receive Earn Out Shares to any Earn Out Affiliate (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee (assuming satisfaction of the conditions in this Section 2.06(e), a “Permitted Transferee”) agrees in writing, in form and substance reasonably satisfactory to ListCo, to be bound by the Transfer restrictions in this Section 2.06(e). Any Transfer of the right to receive Earn Out Shares in violation of this Section 2.06(e) shall be null and void.

Section 2.07 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, GG, Merger Sub, Parent, Polestar Singapore, Polestar Sweden, ListCo, the Surviving SPAC and their respective Affiliates, and any applicable withholding agent (each, a “Withholding Party”) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided that, if any Withholding Party determines that any amounts payable pursuant to this Agreement is subject to deduction and/or withholding (other than any withholding required in respect of compensatory amounts or amounts paid to a public shareholder of any of the Parties), then such Withholding Party shall (a) provide notice to such Person as soon as reasonably practicable after such determination and (b) cooperate with such Person to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Except as set forth in the Parent Disclosure Schedules (but subject to the terms of Section 11.08), each of Parent and the Company hereby, jointly and severally, represents and warrants to GG as follows:

Section 3.01 Corporate Organization; Due Authorization.

(a) Each of the Company and its Subsidiaries is a corporation, exempted company, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation, incorporation or organization (as applicable). Each of the Company and its Subsidiaries has the requisite corporate or other entity power and authority to own, operate and lease its properties, rights and assets and to conduct its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Each of the Company and its Subsidiary is duly licensed or qualified as a foreign corporation or other entity in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) Each of Polestar Singapore and Polestar Sweden has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party or will be a party and, upon receipt of the Required Parent Shareholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. Subject to (i) the receipt of the Required Parent Shareholder Approval and (ii) the filing and effectiveness of the Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate (or other similar) action on the part of each of Polestar Singapore and Polestar Sweden and no other Proceeding on the part of either of Polestar Singapore or Polestar Sweden is necessary to authorize this Agreement or such other Transaction Documents or performance by Polestar Singapore or Polestar Sweden hereunder or thereunder. This Agreement has been, and each other Transaction Document to which either of Polestar Singapore or Polestar Sweden will be party, shall be, duly and validly executed and delivered by Polestar Singapore or Polestar Sweden, respectively, and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such other Transaction Document to which Polestar Singapore or Polestar Sweden, as applicable, will be party, shall constitute a legal, valid and binding obligation of Polestar Singapore or Polestar Sweden, as applicable, enforceable against Polestar Singapore or Polestar Sweden, as applicable, in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.02 Governing Documents and Subsidiaries. The copies of the Governing Documents of the Company and each of its Subsidiaries as in effect on the date of this Agreement have been previously made available by Parent to GG, are true, correct and complete, are in full force and effect and have not been amended through the date of this Agreement. The Subsidiaries of the Company as of the date of this Agreement are set forth on Section 3.02 of the Parent Disclosure Schedules.

Section 3.03 Consents. Neither the execution nor delivery of this Agreement or any other Transaction Document to which Polestar Singapore or Polestar Sweden is or will be a party, the performance by Polestar Singapore or Polestar Sweden of its obligations hereunder or thereunder or the consummation of the Transactions shall, directly or indirectly (with or without due notice or lapse of time or both), (a) result in a violation or breach of any provision of the Governing Documents of the Company or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.03(a), result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (i) any Material Contract to which the Company or any of its Subsidiaries is a party; (ii) any Material Permits set forth on Section 3.15 of the Parent Disclosure Schedules (or required to be set forth on Section 3.15 of the Parent Disclosure Schedules); or (iii) any Leases that the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected, (c) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or any of its Subsidiaries (other than any Permitted Lien) or (d) violate, or constitute a breach under, any Governmental Order or applicable Law to which the Company or its Subsidiaries and any of their respective properties or assets are subject or bound, except, in the case of any of clauses (b), (c) and (d) above, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.04 Capitalization.

(a) Section 3.04(a) of the Parent Disclosure Schedules sets forth a true and complete statement of (a) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding and (b) the identity of the Persons that are the legal, record and beneficial owners thereof, in each case, as of the date of this Agreement. As of the date of this Agreement, Parent has good and valid title to all of the issued and outstanding Equity Securities of the Company. As of the Closing, ListCo shall have good and valid title to all of the issued and outstanding Equity Securities of the Company. All of the issued and outstanding Equity Securities of the Company (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were not issued in violation of the Governing Documents of the Company or any Contract to which the Company is party or bound, (iii) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (iv) have been offered, sold and issued in compliance with applicable Law, including Securities Laws and (v) are free and clear of all Liens (other than transfer restrictions under applicable Securities Law). There are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, performance stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company, other than as contemplated by the Transaction Documents and the Transactions. There are no voting trusts, proxies or other Contracts with respect to the voting or Transfer of the Company’s Equity Securities to which the Company is party or by which it is bound, other than as contemplated by the Transaction Documents and the Transactions.

(b) Other than the Convertible Notes, there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the holders of the Company’s Equity Securities may vote. Section 3.04(b) of the Parent Disclosure Schedules sets forth a list of all Indebtedness of the Company and its Subsidiaries for borrowed money in excess of $5,000,000 as of August 31, 2021, including, as applicable, the principal amount of such Indebtedness, the outstanding balance as of August 31, 2021, and the debtor and the creditor thereof, as applicable.

Section 3.05 Capitalization of Subsidiaries.

(a) Section 3.05(a) of the Parent Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the legal, record and beneficial owners thereof, in each case, as of the date of this Agreement. All of the Equity Securities of each Subsidiary of the Company (A) have been duly authorized and validly issued and are fully paid and nonassessable, (B) were not issued in violation of the Governing Documents of such Subsidiary or any other Contract to which such Subsidiary is party or bound, (C) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (D) have been offered, sold and issued in compliance with applicable Law, including Securities Laws and (E) are free and clear of all Liens (other than transfer restrictions under applicable Securities Law). There are no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock/shares, restricted stock units, performance stock units, phantom stock/shares, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company, other than as contemplated by the Transaction Documents and the Transactions. There are no voting trusts, proxies or other Contracts with respect to the voting or Transfer of any Equity Securities of any Subsidiary of the Company to which the Company is party or by which it is bound, other than as contemplated by the Transaction Documents and the Transactions.

(b) Except for the Equity Securities of the Subsidiaries set forth on Section 3.05(a) of the Parent Disclosure Schedules (and any changes to such Equity Securities expressly contemplated by the Pre-Closing Reorganization), neither the Company nor any of its Subsidiaries (i) owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person, (ii) has any agreement or commitment to purchase any such interest (excluding, for the avoidance of doubt, in connection with the Transaction Documents and the Transactions, including the Pre-Closing Reorganization) or (iii) has agreed nor is obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof, any future investment in or capital contribution to any other entity.

Section 3.06 Financial Statements.

(a) Parent made available to GG true, correct and complete copies of the unaudited consolidated balance sheets of Parent as of December 31, 2020 and Polestar Automotive (Shanghai) Co. Ltd., a company incorporated in China and a direct wholly owned Subsidiary of the Company (“Former Parent”), as of December 31, 2019, in each case, and the related unaudited consolidated statements of comprehensive income and cash flows of Parent and Former Parent, as applicable, for the years then ended, and the related notes and schedules thereto (collectively, the “Financial Statements,” each of which are attached as Section 3.06 of the Parent Disclosure Schedules). Each of the Financial Statements (including the notes thereto) (i) was prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of Parent or Former Parent and their respective Subsidiaries, as applicable, as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein.

(b) Each of the financial statements or similar reports of Parent and Former Parent required to be included in the Registration Statement/Proxy Statement or any other filings to be made by ListCo with the SEC in connection with the Transactions (the financial statements described in this sentence, which the Parties acknowledge shall, with respect to historical financial statements, solely consist of (i) the audited financial statements of Parent and its Subsidiaries as of and for the year ended December 31, 2020, (ii) the audited financial statements of Former Parent and its Subsidiaries as of and for the year ended December 31, 2019 and (iii) the unaudited financial statements of Parent and its Subsidiaries as of and for the six (6) months ended June 30, 2021 (“Closing Company Financial Statements”), when delivered following the date of this Agreement in accordance with Section 6.05, (A) shall be prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject to, in the case of any unaudited financial statements, normal year-end audit adjustments (none of which is expected to be, individually or in the aggregate, material) and the absence of notes thereto), (B) shall fairly present, in all material respects, the financial position, results of operations, stockholders’ deficit and cash flows of the Parent and its Subsidiaries or Former Parent and its Subsidiaries, as applicable, as at the date thereof and for the period indicated therein (subject to, in the case of any unaudited financial statements, normal year-end audit adjustments (none of which is expected to be, individually or in the aggregate, material)), (C) in the case of any audited financial statements, shall be audited in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”) and shall contain an unqualified report of the Company’s auditors and (D) shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, in effect as of the applicable date of such delivery (including Regulation S-X or Regulation S-K, as applicable).

(c) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Since January 1, 2018, neither Parent nor the Parent Board has been made aware in writing of (i) any “significant deficiency” in the internal controls over financial reporting of the Company, (ii) any “material weakness” in the internal controls over financial reporting of the Company, (iii) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal controls utilized by the Company or (iv) any allegation, assertion or claim that the Company has engaged in any material questionable accounting or auditing practices which violate applicable Law.

Section 3.07 Undisclosed Liabilities. Except for Liabilities (a) reflected or reserved for on the Most Recent Balance Sheet, (b) incurred in the ordinary course of business since the date of the Most Recent Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law other than, for the avoidance of doubt, any such Liabilities that would be covered by clause (d) of this Section 3.07), (c) incurred in connection with the negotiation, preparation or execution of this Agreement, any other Transaction Document, the performance of their respective covenants or agreements in this Agreement or any other Transaction Document or the consummation of the Transactions) or (d) that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries do not have any Liabilities that are required by IFRS to be set forth on a consolidated balance sheet of the Company and its Subsidiaries, whether or not accrued, contingent or otherwise.

Section 3.08 Litigation. Since January 1, 2018 through the date of this Agreement, there has been no Proceeding pending or, to Parent’s knowledge, threatened in writing against or involving (a) the Company or any of its Subsidiaries, (b) any of the Company’s or its Subsidiaries’ material assets or properties or (c) any of the Company’s or its Subsidiaries’ managers, officers or directors or, to Parent’s knowledge, any of the Company’s or its Subsidiaries’ employees (in each case, in their capacities as such) (in the case of each of clauses (a) through (c), seeking material non-monetary relief or involving an amount in controversy that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole) or (d) any of the foregoing in such capacity in a criminal Proceeding. Neither the Company or any of its Subsidiaries nor any of their properties, assets or businesses are subject to any Governmental

Order, or, to Parent’s knowledge, any continuing investigation by, any Governmental Authority, in each case that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2018 through the date of this Agreement, there have been no material Proceedings by the Company or any of its Subsidiaries pending against any other Person.

Section 3.09 Compliance with Laws.

(a) Since January 1, 2018 or such earlier date of formation of the Company or applicable Subsidiary, the Company and each of its Subsidiaries (i) has conducted its business in accordance with all Laws and Governmental Orders applicable to the Company or any of its Subsidiaries, as applicable, and has not been in violation of any such Law or Governmental Order and (ii) has not received any unresolved written communications or, to Parent’s knowledge, any other communications from a Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance with any such Law or Governmental Order, except, in each case of clauses (i) and (ii), as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) To Parent’s knowledge, the Company and each of its Subsidiaries (i) have accurately classified in accordance with applicable Sanctions and Trade Control Laws all items, products, technology, or Software shipped, imported, released, transmitted, or transferred by the Company or its relevant Subsidiary from one country to another country and (ii) have accurately classified in accordance with applicable Sanctions and Trade Control Laws all items and products imported by the Company or any of its Subsidiaries into any jurisdiction where the Company or any of its Subsidiaries acts as the importer of record.

(c) Since January 1, 2018, neither the Company nor any of its Subsidiaries, nor, any of their respective directors, officers, employees or, to Parent’s knowledge, agents or other Persons acting on their behalf, has taken, directly or knowingly indirectly, any act in furtherance of an offer, payment, promise to offer or to pay, authorization, ratification, solicitation, receipt or acceptance of the payment, directly or indirectly, of any gift, money, payment, loan, reward, contribution or any other thing of value to or from any Person to influence any act or decision of such Person, to secure any other improper advantage or to obtain or retain business, or that would otherwise cause the Company or any of its Subsidiaries to be in material violation of Anti-Corruption Laws.

(d) None of the Company or any of its Subsidiaries, or any director, officer or employee of any of the foregoing, or, to Parent’s knowledge, any Representative, agent or any other Person authorized to act for or on behalf of the Company or any of its Subsidiaries is or at any time since January 1, 2018 has been (i) a Person named on any Sanctions and Trade Control Laws-related list of designated Persons maintained by a relevant Governmental Authority (including the Specially Designated Nationals List maintained by the US Department of the Treasury’s Office of Foreign Assets Control), (ii) located, organized or resident in a country or territory (or government thereof) which is itself the subject of or target of comprehensive Sanctions and Trade Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela and Syria) or (iii) an entity controlled or 50% or greater owned, directly or indirectly, by one or more Persons described in clause (i) or (ii).

(e) Since January 1, 2018, none of the Company or any of its Subsidiaries, or any director, officer or employee of any of the foregoing, or, to Parent’s knowledge, any Representative, agent or any other Person authorized to act for or on behalf of the Company or any of its Subsidiaries has (i) engaged in, and is not now engaging in, directly or knowingly indirectly, any dealings or transactions with any Person referenced in any of clause (i) through (iii) of the preceding Section 3.09(d), or with any other Person who is the subject or target of Sanctions and Trade Control Laws in violation of applicable Sanctions and Trade Control Laws or (ii) otherwise been in material violation of any applicable Sanctions and Trade Control Laws.

(f) Since January 1, 2018, neither the Company nor any of its Subsidiaries (i) has been subjected to any action, Proceedings, investigation, written request for information or other inquiry by a Governmental Authority regarding any alleged noncompliance with Anti-Corruption Laws, (ii) has made a voluntary, directed or involuntary disclosure to any Governmental Authority regarding any alleged noncompliance with any Anti-Corruption Laws or Sanctions and Trade Control Laws or (iii) has received any written notice of any violations of applicable Anti-Corruption Laws or Sanctions and Trade Control Laws or Governmental Orders or licenses, approvals, consents, registrations, franchises or permits (the “Permits”) issued or required thereunder held by the Company or any of its Subsidiaries.

(g) The operations of the Company and each of its Subsidiaries have been since January 1, 2018 conducted at all times in compliance in all material respects with the requirements of applicable anti-money laundering Laws, including the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, and the rules and regulations promulgated thereunder, and the anti-money laundering Laws of the various jurisdictions in which the Company and each of its Subsidiaries conducts business (collectively, the “Money Laundering Laws”). As of the date of this Agreement, no Proceeding involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to Parent’s knowledge, threatened.

(h) The operations of the Company and each of its Subsidiaries have been since September 1, 2017 conducted in compliance in all material respects with the requirements of applicable PRC laws with respect to cybersecurity, and the rules and regulations promulgated thereunder (collectively, the “PRC Cybersecurity Laws”). As of the date of this Agreement, no Proceeding involving the Company or any of its Subsidiaries with respect to the PRC Cybersecurity Laws is pending or, to Parent’s knowledge, threatened.

Section 3.10 Material Contracts.

(a) Section 3.10(a) of the Parent Disclosure Schedules sets forth a list of the following Contracts to which the Company or any of its Subsidiaries is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.10(a) of the Parent Disclosure Schedules, together with each Contract entered into after the date of this Agreement that would be required to be set forth on Section 3.10(a) of the Parent Disclosure Schedules if entered into prior to the date of this Agreement, collectively, the “Material Contracts”). True, complete and correct copies of the following Material Contracts in effect as of the date hereof have been made available to GG:

(i) each of the 15 largest Contracts (determined based on aggregate consideration received by the Company and its Subsidiaries thereunder) of the Company and its Subsidiaries for the calendar years ended December 31, 2019 and December 31, 2020;

(ii) any Contract relating to Indebtedness for borrowed money of the Company or any of its Subsidiaries in excess of $25,000,000 or to the placing of a Lien (other than a Permitted Lien) on any material assets or properties valued in excess of $25,000,000 of the Company or any of its Subsidiaries;

(iii) any Contract for the disposition of any portion of the assets or business of the Company or any of its Subsidiaries or for the acquisition by the Company or any of its Subsidiaries of the assets or business of any other Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner) in each case (A) for an aggregate purchase price in excess of $25,000,000 and executed since January 1, 2019 or (B) under which the Company or any of its Subsidiaries has any continuing obligation (contingent or otherwise) with respect to an “earn out,” contingent purchase price, indemnification, backend payment or other contingent or deferred payment obligation;

(iv) any Contract under which the Company or any of its Subsidiaries is a lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $10,000,000;

(v) any Contract under which the Company or any of its Subsidiaries is a lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by the Company or any of its Subsidiaries, except for any lease or agreement under which the aggregate annual rental payments do not exceed $10,000,000;

(vi) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value in excess of $10,000,000, other than sales or purchases in the ordinary course of business and sales of obsolete equipment;

(vii) any Contract requiring any future capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of (A) $25,000,000 annually or (B) $50,000,000 over the term of the agreement;

(viii) any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company or its Subsidiaries to engage or compete in any line of business or with any Person or in any area, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions, (C) contains “take or pay,” “requirements” or other similar provisions obligating the Company or any of its Subsidiaries to provide the quantity of goods or services required by another Person or (D) contains any other provisions materially restricting or purporting to restrict the ability of the Company or its Subsidiaries to sell, manufacture, develop, commercialize, directly or indirectly through third parties, or to solicit any potential employee or customer, in the case of each of the foregoing clauses (A), (B), (C) and (D), that would so limit or purports to limit, in any material respect, ListCo or any of its Affiliates after the Closing;

(ix) any Contract (A) pursuant to which (1) any third party grants the Company or any of its Subsidiaries a license, right, permission, consent, non-assertion or release with respect to any Intellectual Property material to the Company or any of its Subsidiaries or (2) the Company or any of its Subsidiaries grants a license, right, permission, consent, non-assertion or release with respect to any Owned IP material to the Company or any of its Subsidiaries, (B) that relates to the ownership, development or use of any Intellectual Property material to the Company or any of its Subsidiaries or (C) that affects the Company’s or any Subsidiaries’ ability to use, enforce or disclose any Intellectual Property material to the Company or any of its Subsidiaries in connection with the resolution of any claim or dispute related to any Intellectual Property, excluding in the case of either (A) or (B), (x) non-exclusive end-user licenses granted to the Company or any of its Subsidiaries for unmodified, commercially available, off-the-shelf Software with aggregate fees of less than $200,000 and (y) non-exclusive licenses granted by the Company or any of its Subsidiaries to its customers in the ordinary course of business;

(x) any Contract requiring the Company or its Subsidiaries to guarantee the Liabilities of any Person (other than the Company or any of its Subsidiaries) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of the Company or any of its Subsidiaries, in each case in excess of $10,000,000;

(xi) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person (other than the Company or any of its Subsidiaries), individually or in the aggregate, in an amount in excess of $25,000,000 or made any capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries);

(xii) any Lease involving annual lease payments in excess of $10,000,000;

(xiii) any material advertising, agency, original equipment manufacturer, dealer, distributors, joint marketing, any other Contract the performance of which requires either (A) annual payments to or from the Company or any of its Subsidiaries in excess of $20,000,000 or (B) aggregate payments to or from the Company or any of its Subsidiaries in excess of $40,000,000 over the term of the agreement and, in each case, that is not terminable by the Company or any of its Subsidiaries without penalty upon less than sixty (60) days’ prior written notice;

(xiv) any collective bargaining agreement or other Contract with any labor union, works council or labor organization (each, a “Labor Agreement”);

(xv) any Contract with a third party establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries taken as a whole;

(xvi) any Contract between (A) the Company or any of its Subsidiaries, on the one hand, and any (B) present or former officer, director, employee, partner, member, manager, beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of the capital stock or equity interests of any of Parent or any of its Subsidiaries, or other Affiliate of the Company or any of its Subsidiaries or any immediate family member of the foregoing Persons, on the other hand (in each case, other than ListCo, Parent, the Company or any of their respective Subsidiaries) (each Person identified in this clause (B), a “Company Related Party”), in each case, that is material to the operation of the business of the Company and its Subsidiaries (the “Necessary Related Party Contracts”);

(xvii) any Contract with a Governmental Authority involving annual payments in excess of $10,000,000; and

(xviii) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably expected to involve any payments in excess of $10,000,000 after the date of this Agreement, (B) with a Governmental Authority or (C) that imposes or is reasonably expected to impose, at any time in the future, any material non-monetary obligations on the Company or any of its Subsidiaries (or ListCo or any of its Affiliates after the Closing).

(b) Except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Material Contract is, as of the date of this Agreement, (i) in full force and effect and (ii) a legal, valid and binding obligation of the Company or any of its Subsidiaries party thereto, enforceable in accordance with its terms against the Company or its Subsidiaries party thereto and, to Parent’s knowledge, the other parties thereto, in each case, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a Proceeding in equity or at Law (the “Enforceability Exceptions”). As of the date of this Agreement, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no breach or default by the Company or any of its Subsidiaries or, to Parent’s knowledge, any third party under any Material Contract, and, to Parent’s knowledge, (A) no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a modification or acceleration thereof by any party to, such Material Contract and (B) no party to a Material Contract has claimed a force majeure (or similar excuse in performance due to COVID-19) with respect thereto. Except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, to Parent’s knowledge, within the past twelve (12) months, neither the Company nor any of its Subsidiaries have received notice of (i) material breach or material default under any Material Contract or (ii) the intention of any third party under any Material Contract to cancel, terminate or materially modify the terms of any such Material Contract or accelerate the obligations of the Company or any of its Subsidiaries thereunder in any material respect.

Section 3.11 Company Benefit Plans.

(a) Section 3.11 of the Parent Disclosure Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of each material Company Benefit Plan.

(b) (i) Each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws, in each case, in all material respects, (ii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification or may rely upon an opinion letter for a preapproved plan and, to Parent’s knowledge, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or would result in material Liability to the Company or any of its Subsidiaries and (iii) the Company and its Subsidiaries are in compliance in all material respects with their obligations under the Statutory Plans.

(c) Except as set forth on Section 3.11(c) of the Parent Disclosure Schedules, neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions could (whether alone or in connection with any subsequent event) (i) result in the acceleration or creation of any rights of any Person to payments or benefits or increases in any payments or benefits under any Company Benefit Plan or otherwise, (ii) result in the acceleration of the time of payment, funding or vesting, or forfeiture, of any compensation or benefits to any Person under any Company Benefit Plan or otherwise or (iii) result in severance pay or any increase in severance pay upon any termination of employment.

(d) The Company has made available to GG copies of the following, as applicable, with respect to the material Company Benefit Plans: (i) current plan documents and all amendments thereto, (ii) the most recent summary plan description, (iii) the most recent determination or opinion letter received from the Internal Revenue Service, (iv) the most recent annual report (Form 5500) and accompanying schedules and (v) any non-routine material correspondence to or from any Governmental Authority dated within the past three (3) years.

(e) No Company Benefit Plan (i) is subject to Title IV of ERISA or Section 412 of the Code, (ii) is a Multiemployer Plan, or (iii) provides for post-employment or retiree health, life or welfare benefits to any current or former employee other than as required by Section 4980B of the Code or similar state Law for which the covered Person pays the full cost of coverage for such Person and his or her beneficiaries or dependents. Neither the Company nor any of its Subsidiaries has or would reasonably be expected to have any actual or contingent material Liability with respect to any plan described in (i) through (iii) above, including on account of any ERISA Affiliate.

(f) Neither the Company nor any of its Subsidiaries maintains any obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(g) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, documented, operated and maintained in material compliance with Section 409A of the Code, and all applicable regulations and notices issued thereunder.

(h) No payment, amount or benefit that could be, or has been, received by or provided to (whether in cash or property or the vesting of cash or property or the cancellation of Indebtedness) any current or former employee, officer, shareholder, director or other individual independent contractor of the Company or its Subsidiaries or any of their Affiliates as a result of, or in connection with, the execution and delivery of this Agreement or the consummation of the Transactions (whether alone or in connection with any subsequent event) could be an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(i) (i) Each Company Benefit Plan that is subject to Laws outside the United States (each, a “Non-U.S. Benefit Plan”) has been established, maintained and administered in all material respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, in each case, in all material respects; (ii) all material employer and employee contributions to each Non-U.S. Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction; and (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, in all material respects.

Section 3.12 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor agreement with any labor union, works council or labor organization. To Parent’s knowledge, none of the Company’s or any of its Subsidiaries’ employees are represented by any labor union, works council or labor organization with respect to their employment with the Company or any of its Subsidiaries. To Parent’s knowledge, there are no pending or threatened activities or Proceedings by any labor union, works council, or other labor organization to organize any of the Company’s or any of its Subsidiaries’ employees. There is no pending material labor grievance, material labor arbitration, strike or other material labor dispute against the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all applicable Laws governing employment or labor, including all such Laws relating to employment contracts, wages, hours, worker classification (including but not limited to exempt/non-exempt, independent contractor/employee and dispatched employee/full-time), the provision and administration of meal and rest periods/breaks, immigration, collective bargaining, discrimination, harassment, retaliation, civil rights, background checks and screenings, privacy and biometric screening Laws, paid sick days/leave entitlements, compensation for work-made-for-hire and benefits (including but not limited to the social insurance contributions and housing fund provident in the PRC, the federal Emergency Paid Sick Leave Act and any applicable state or local Laws concerning COVID-19-related paid sick leave or other benefits), family and medical leave and other leaves of absence (including but not limited to the federal Emergency Family and Medical Leave Expansion Act), safety and health (including but not limited to the federal Occupational Safety and Health Act and any applicable state or local Laws concerning COVID-19-related health and safety issues), the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) or any similar state, local or foreign Laws, and workers’ compensation.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2018, neither the Company nor its Subsidiaries have incurred, or would reasonably be expected to incur, any liability arising from (i) the failure to pay wages (including overtime wages), (ii) the misclassification of employees as independent contractors, (iii) the misclassification of employees as exempt from the requirements of the Fair Labor Standards Act or similar state or foreign Laws, (iv) the failure to pay any social security contribution or housing fund provident in full for any employee in the PRC, and/or (v) the failure to pay any statutory or contractual compensation for any work-made-for-hire of any employee in the PRC.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2018, the Company and its Subsidiaries have promptly, thoroughly and impartially investigated (to the extent reasonable) all employment discrimination and/or sexual harassment allegations of, or against, any supervisory employee of the Company or its Subsidiaries. The Company and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further discrimination and harassment with respect to each such allegation with potential merit. Neither the Company nor its Subsidiaries have incurred, or would reasonably be expected to incur, any material Liability arising from such allegations.

Section 3.13 Taxes.

(a) All material Tax Returns required by Law to be filed by the Company or its Subsidiaries have been timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and owing by the Company and its Subsidiaries have been paid, other than Taxes which are not yet due and payable or are being contested in good faith by appropriate Proceedings and for which reserves have been established in accordance with IFRS.

(c) Each of the Company and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d) No written claim has been made by any Governmental Authority in a jurisdiction where either the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction which claim has not been withdrawn or otherwise resolved.

(e) Neither the Company or any of its Subsidiaries is a party to, or bound by, any Tax allocation, Tax sharing, Tax indemnification or similar agreement that will remain in effect after the Closing Date (other than (i) any agreement among the Company and any of its Subsidiaries or (ii) customary provisions in agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(f) Except as set forth on Section 3.13(d) of the Parent Disclosure Schedules, neither the Company nor any of its Subsidiaries is engaged in any material audit, administrative Proceeding or judicial Proceeding with respect to a material amount of Taxes. Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved.

(g) There are no Liens with respect to material Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries or any other member of a consolidated group of which the Company and its Subsidiaries are members) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case of clause (i), (ii) and (iii), for liabilities pursuant to commercial Contracts not primarily relating to Taxes) or customary financing arrangements.

(i) Neither the Company nor any of its Subsidiaries has taken any action (or permitted any action to be taken) or failed to take any action, nor is the Company or any Subsidiary aware of any fact, plan or circumstance, which action, failure to act, fact, plan or circumstance would reasonably be expected to prevent the Merger and the Pre-Closing Consolidation, Sponsor Investment, VCC PIPE Investment, PIPE Investment and the issuance of VCC Preference Shares from qualifying for the U.S. Intended Tax Treatment, in each case other than as contemplated by this Agreement or any other Transaction Document.

Section 3.14 Insurance. Section 3.14 of the Parent Disclosure Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of all material policies or programs of fire, liability, workers’ compensation, property, cyber, casualty and other forms of insurance owned or held by the Company and its Subsidiaries (except Company Benefit Plans). True, correct and complete copies or summaries of such insurance policies have been made available to GG. With respect to each such insurance policy required to be listed on Section 3.14 of the Parent Disclosure Schedules, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all such insurance policies as of the date of this Agreement are (a) legal, valid, binding, in full force and effect and are enforceable in accordance with its terms, (b) all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, (c) neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to Parent’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or modification, under the policy, and to Parent’s knowledge, no such action has been threatened, and (d) to Parent’s knowledge, no written notice of cancellation, termination, non-renewal, disallowance or reduction in coverage has been received other than in connection with ordinary renewals.

Section 3.15 Permits. Each of the Company and its Subsidiaries holds all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole (the “Material Permits”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no unresolved written notice of any violation, revocation, cancellation or termination of any Material Permit has been received by the Company and its Subsidiaries, (c) to the knowledge of the Parent, none of the Material Permits upon their expiration in the ordinary course of business will not be renewed upon terms and conditions substantially similar to such Material Permit’s existing terms and conditions, (d) there are no pending or, to the knowledge of Parent, threatened, Proceedings that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each of the Company and its Subsidiaries is, and since January 1, 2018 has been, in compliance with the terms of all the Material Permits.

Section 3.16 Property.

(a) Section 3.16(a) of the Parent Disclosure Schedules lists, as of the date of this Agreement, the address of each Owned Real Property. The Company or its Subsidiary has good and marketable title to the Owned Real Property, free and clear of all Liens except Permitted Liens. With respect to each Owned Real Property located in the PRC, (i) (A) all land grant premiums required under applicable Law and land grant contracts securing the land use right and (B) all fees and Taxes required under applicable Law relating to such Owned Real Property have been fully paid, (ii) all Material Permits required for the land use, development and construction of such Owned Real Property have been obtained and (iii) no lease or other right to use or occupy such Owned Real Property or any portion thereof has been granted to any Person other than the Company or its Subsidiaries, except, in each case of clauses (i) and (iii), as would not reasonably be expected to be material to the applicable Owned Real Property located in the PRC.

(b) Section 3.16(b) of the Parent Disclosure Schedules lists, as of the date of this Agreement, the address of each Leased Real Property (other than temporary construction site offices relating to individual projects). The Company has made available to GG true, correct and complete copies of the Contracts (including all modifications, amendments, guarantees, supplements, waivers, extensions, renewals, side letters and other agreements with respect thereto) pursuant to which the Company or any of its Subsidiaries use or occupy (or have been granted an option to use or occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property (the “Leases”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Lease is in full force and effect and is a valid, legal and binding obligation of the Company or its Subsidiary that is a party thereto, enforceable in accordance with its terms against the Company or its Subsidiary (as applicable), and each other party thereto, subject, in each case, to the Enforceability Exceptions. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company or one of its

Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and materially undisturbed possession of, all Leased Real Property, subject only to Permitted Liens. Except as would not reasonably be expected to be material to each Leased Real Property, or set forth on Section 3.16(b) of the Parent Disclosure Schedules, neither the Company nor its Subsidiaries has a sublease, license or other Contract granting to any Person the right to use or occupy any Leased Real Property or any portion thereof. To Parent’s knowledge, neither the Company or any of its Subsidiaries nor any other party under any Lease is in breach or default under any Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default under any Lease by the Company and its Subsidiaries.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the tangible assets and properties of the Company and its Subsidiaries are in good operating condition in all respects (normal wear and tear excepted) and are fit, in all respects, for use in the ordinary course of business, and no uninsurable damage has, since the Most Recent Balance Sheet, occurred with respect to such assets and properties. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, immediately after the Effective Time, the assets (which, for the avoidance of doubt, shall include any assets held pursuant to valid leasehold interest, license or other similar interests or right to use any assets) of the Company and its Subsidiaries will, together with the Necessary Related Party Contracts, constitute all of the assets and Contracts necessary to conduct the business of the Company and its Subsidiaries immediately after the Closing in all respects as it is conducted on the date of this Agreement. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries own, lease, license or have the legal right to use or otherwise hold good, valid and enforceable title to all of the properties and assets, tangible or intangible, of the Company and its Subsidiaries, as reflected on the Financial Statements (collectively, the “Company Assets”), except for any Company Assets that have been sold or otherwise disposed of in the ordinary course of business.

Section 3.17 Intellectual Property; IT Security; Data Privacy.

(a) Section 3.17(a) of the Parent Disclosure Schedules lists each patent, patent application, trademark registration, trademark application, service mark registration, service mark application, copyright registration, application for copyright registration, and Internet domain name owned or purported to be owned by the Company or any of its Subsidiaries as of the date of this Agreement, which applications have been filed or registrations or patents have been obtained as of the date of this Agreement (the Intellectual Property listed or required to be listed on Section 3.17(a) of the Parent Disclosure Schedules, collectively, the “Registered Intellectual Property”). All Registered Intellectual Property is subsisting and, to Parent’s knowledge, valid and enforceable. All renewal, maintenance and other necessary filings and fees due and payable to any relevant Governmental Authority or Internet domain name registrar to maintain all Registered Intellectual Property material to the business of the Company or any of its Subsidiaries in full force and effect have been timely submitted or paid in full.

(b) The Company or one of its Subsidiaries (i) solely and exclusively owns all rights, title and interest in and to all Owned IP, and (ii) except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, has valid and enforceable rights to use, pursuant to a written license, sublicense, agreement or permission, all Licensed IP, in each case, free and clear of all Liens (other than Permitted Liens) (it being understood that this Section 3.17(b) is not a representation or warranty with respect to non-infringement of third party Intellectual Property). The Owned IP and such Licensed IP collectively constitute all material Intellectual Property used in, and necessary and sufficient for, the conduct and operation of the business of the Company and its Subsidiaries, as presently conducted (it being understood that this Section 3.17(b) is not a representation or warranty with respect to non-infringement of third party Intellectual Property).

(c) None of the Company or any of its Subsidiaries, the conduct of the business of the Company or any of its Subsidiaries or any Owned IP (i) is currently infringing upon, misappropriating, diluting or otherwise violating in any material respect (A) to Parent’s knowledge, any Patents or Trademarks of any Person or (B) any other Intellectual Property rights of any Person and (ii) has, in the past six (6) years, infringed upon, misappropriated, diluted or otherwise violated (A) to Parent’s knowledge, any Patents or Trademarks of any Person or (B) in any material respect, any other Intellectual Property rights of any Person. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, in the past six (6) years, none of the Company or any of its Subsidiaries (or, to Parent’s knowledge, any member of the Parent Group with respect to the business of the Company or any of its Subsidiaries), has received any written communication, and no action has been instituted, settled or, to Parent’s knowledge, threatened against the Company or any of its Subsidiaries (or, to Parent’s knowledge, any member of the Parent Group with respect to the business of the Company or any of its Subsidiaries) that (1) alleges any such infringement, violation, dilution or misappropriation with respect to the business of the Company or any of its Subsidiaries, (2) invites the Company or any of its Subsidiaries (or, to Parent’s knowledge, any member of the Parent Group with respect to the business of the Company or any of its Subsidiaries) to take a license under any Intellectual Property of any Person in a manner that could reasonably be construed as a notice of infringement or (3) challenges the ownership, use, validity or enforceability of any Owned IP. To Parent’s knowledge, no Person is infringing upon, misappropriating, diluting or otherwise violating any material Owned IP or any material Licensed IP exclusively licensed to the Company or any of its Subsidiaries, nor to Parent’s knowledge, has any Person, in the past six (6) years, infringed upon, misappropriated, diluted or otherwise violated any material Owned IP or any material Licensed IP exclusively licensed to the Company or any of its Subsidiaries. To Parent’s knowledge, no such claims have been made in writing against any Person by the Company or any of its Subsidiaries (or, to Parent’s knowledge, any member of the Parent Group with respect to the business of the Company or any of its Subsidiaries) since January 1, 2018.

(d) The Company and its Subsidiaries have taken steps reasonable and appropriate under the circumstances to maintain and protect all of the material trade secrets, confidential information and other Intellectual Property of the Company and its Subsidiaries and all trade secrets and confidential information of any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation with respect to such trade secrets or confidential information (in each case, including the value and confidentiality thereof). No trade secret or confidential information that is material to the business of the Company or any of its Subsidiaries has been authorized by the Company or any of its Subsidiaries to be disclosed (or, to Parent’s knowledge, has been disclosed) to any Person other than (i) pursuant to a written agreement adequately restricting the disclosure and use of such trade secret or confidential information or (ii) to a Person who otherwise has a duty to protect such trade secret or confidential information. Each current and former employee, consultant and contractor of the Company or any of its Subsidiaries has entered into a written agreement with the applicable Company or Subsidiary validly and effectively assigning to the Company or such Subsidiary all Intellectual Property developed or created by such Person within the scope of such Person’s duties to the Company or such Subsidiary (save where such Intellectual Property rights automatically vest in the Company or any of its Subsidiaries (as applicable) under applicable Law) and prohibiting such Person from using or disclosing trade secrets or confidential information of the Company or such Subsidiary, both during and after such Person’s employment or retention by the Company or such Subsidiary. Any statutory or contractual material compensation for any Intellectual Property developed or created by each current and former employee, consultant and contractor of the Company or any of its Subsidiaries has been fully paid. To the Parent’s knowledge, no current or former employee, consultant or contractor of the Company or any of its Subsidiaries has been or is in breach of any such agreement.

(e) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create, in whole or in part, any Owned IP or, to Parent’s knowledge, any Licensed IP exclusively licensed to the Company or any of its Subsidiaries.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all IT Systems in the manner in which they are currently accessed or used in the conduct of the businesses of the Company and such Subsidiary (it being understood that this Section 3.17(f) is not a representation or warranty with respect to non-infringement of third party Intellectual Property). The IT Systems (i) are adequate for and sufficient in all material respects for the operation of the businesses of the Company and each of its Subsidiaries as currently conducted and (ii) to Parent’s knowledge, do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, Contaminants or effects that (A) materially and adversely disrupt the functionality of the material IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any IT Systems. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries have taken commercially reasonable steps to maintain and safeguard the performance, confidentiality, security and internal and external integrity of the IT Systems and the data that the IT Systems contain. Since January 1, 2018, there has not been any failure, breakdown, continued substandard performance, data loss, outage, unscheduled downtime or other adverse event affecting any IT Systems (including, to Parent’s knowledge, any security breach or unauthorized access to any IT Systems) that have been or could reasonably be expected to be material to the conduct and operation of the business of the Company or any of its Subsidiaries, and there has not been any material disruption to any IT System that has not been remediated. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has implemented reasonable back-up and disaster recovery arrangements in the event of a failure of the IT Systems.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, none of the source code or related source materials for any Owned Company Software has been licensed or provided to, or, to Parent’s knowledge, used or accessed by, any Person (other than employees or contractors of the Company or any of its Subsidiaries who have entered into written agreements restricting the disclosure and use of such source code or related source materials). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, none of the Company or any of its Subsidiaries is a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company or any of its Subsidiaries to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related materials for any Owned Company Software. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, no Person other than the Company and its Subsidiaries has any rights to possess, or, to Parent’s knowledge, is in possession of, any source code or related source materials for any Owned Company Software.

(h) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, the Company and its Subsidiaries have complied and do comply with all license terms applicable to any item of Open Source Software that is or has been included, incorporated or embedded in, linked to, combined or distributed with, or used in the delivery or provision of any Owned Company Software. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any Owned Company Software, in each case, in a manner that requires or obligates the Company or any of its Subsidiaries to (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code included in the Owned Company Software, (ii) license any Owned Company Software for making modifications or derivative works, (iii) disclose, contribute, distribute, license or otherwise make available to any Person any Owned Company Software for no or nominal charge or (iv) grant a license to, or refrain from asserting or enforcing, any of its Patents.

(i) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, (i) the Owned Company Software is free from any defect, virus or programming, design or documentation error or corruptant that would have an adverse effect on the operation or use of the Owned Company Software and (ii) none of the Owned Company Software contains any Contaminants or constitutes a Contaminant. The Company and each of its Subsidiaries implement and maintain in all material respects, and have since January 1, 2018 implemented and maintained in all material respects, industry standard procedures to mitigate against the likelihood that the Owned Company Software contains any Contaminant or other Software routines or hardware components designed to permit unauthorized access to or disable, erase or otherwise harm any Software, hardware or data.

(j) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the execution and delivery of this Agreement or any of the other Transaction Agreements nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will result in (i) the loss or impairment of, or any Lien on, any Owned IP or Licensed IP, (ii) the release, disclosure or delivery of any source code included in any material Owned Company Software to any Person, (iii) the grant, assignment or transfer to any Person of any license or other right or interest under, to or in any Owned IP or Licensed IP, (iv) the payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned IP or Licensed IP or (v) the breach of, or creation on behalf of any Person of the right to terminate or modify, any Contract relating to any Owned IP or Licensed IP.

(k) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries and, to Parent’s knowledge, any Person acting for or on behalf of the Company or any of its Subsidiaries is, and has since January 1, 2018 been, in compliance with all (i) applicable Privacy Laws, (ii) applicable policies and notices regarding Personal Information and (iii) contractual obligations of the Company or any of its Subsidiaries with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information. Each of the Company and its Subsidiaries has implemented and maintained reasonable and appropriate policies, procedures and systems for receiving and appropriately responding to requests from individuals concerning their Personal Information. None of the public-facing privacy policies or notices of the Company or any of its Subsidiaries has contained any material omissions or been misleading or deceptive. Since January 1, 2018, none of the Company, or any of its Subsidiaries (or, to Parent’s knowledge, any member of the Parent Group with respect to the business of the Company or any of its Subsidiaries) has received any written notice of any claims (including notice from third parties acting on its behalf) of or investigations or regulatory inquiries related to, or been charged with, the violation by the Company or any of its Subsidiaries of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to any Personal Information.

(l) Each of the Company and its Subsidiaries have (i) implemented and since January 1, 2018, maintained reasonable and appropriate technical and organizational safeguards to protect all Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction, transfer or disclosure and (ii) since January 1, 2018, taken reasonable steps to ensure that all third parties who process any Personal Information for or on behalf of the Company or any of its Subsidiaries have taken reasonable steps to maintain the privacy and confidentiality of Personal Information and to protect and secure Personal Information from loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. To the knowledge of Parent, any third party who has provided any Personal Information to the Company has done so in material compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required.

(m) Since January 1, 2018, there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of, or collected, used or processed by or on behalf of, the Company or any of its Subsidiaries, and, to Parent’s knowledge, neither the Company nor any of its Subsidiaries has provided or been required to provide any notices to any Person in connection with any disclosure of any Personal Information. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries has implemented reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans, to the extent required, to safeguard all data and Personal Information in its possession or control. Each of the Company and its Subsidiaries has conducted commercially reasonable data security testing or audits at reasonable and appropriate intervals and has resolved or remediated in all material respects any material data security issues or vulnerabilities identified. Neither the Company or any of its Subsidiaries nor, to Parent’s knowledge, any third party acting at the direction or authorization of the Company or any of its Subsidiaries has paid a sum of money to (i) any perpetrator of any data breach incident or cyber-attack or (ii) any third party with actual or alleged information about any data breach incident or cyber-attack, in each case, with respect to such incident or cyber-attack.

Section 3.18 Environmental Matters.

(a) The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Material Permits that are required under applicable Environmental Laws to own, lease or operate its properties and assets, to conduct its business and to construct any buildings on the Owned Real Property, except for any non-compliance (including any failure to obtain, maintain and comply with Material Permits) that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) Neither the Company nor any of its Subsidiaries has received any unresolved written notice of any violations of, or liabilities arising under, Environmental Laws, or alleging liability from exposure to Hazardous Materials, except for such notices that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) Neither the Company nor any of its Subsidiaries has caused or arranged for the release, spill, disposal or discharge of any Hazardous Materials at concentrations in excess of those permitted under any Environmental Laws, except for such release, spill, disposal or discharge that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) Neither the Company nor any of its Subsidiaries has been issued any unresolved Governmental Order arising under Environmental Laws or relating to Hazardous Materials, nor, to Parent’s knowledge, are they subject to any pending investigations relating to or in connection with any violation or alleged violation of Environmental Laws, except for any Governmental Order or investigation that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.19 Absence of Changes. (a) Since December 31, 2020, no Company Material Adverse Effect has occurred and (b) since December 31, 2020 and through the date of this Agreement, except as expressly contemplated by this Agreement, any other Transaction Document or in connection with the Transactions, the Company and its Subsidiaries have (i) conducted their respective businesses in the ordinary course in all material respects, other than due to any actions taken due to any COVID-19 Measure and (ii) have not taken any action that would require the consent of GG pursuant to Section 6.01(b)(i), Section 6.01(b)(ii), Section 6.01(b)(iii), Section 6.01(b)(iv), Section 6.01(b)(v), Section 6.01(b)(vi), Section 6.01(b)(vii), Section 6.01(b)(xi), Section 6.01(b)(xii), Section 6.01(b)(xiii), Section 6.01(b)(xiv), Section 6.01(b)(xv), Section 6.01(b)(xvi), Section 6.01(b)(xvii) or, solely to the extent related to any of the foregoing, Section 6.01(b)(xviii), in each case, if such action had been taken after the date hereof, other than, in each case, any action taken in connection with any Transaction Document (including the Pre-Closing Reorganization).

Section 3.20 Transactions with Affiliates. Except for the Contracts set forth on Section 3.20 of the Parent Disclosure Schedules, there are no Contracts between (a) the Company or any of its Subsidiaries, on the one hand, and any (b) Company Related Party, other than (i) Contracts with respect to a Company Related Party’s employment with (including Company Benefit Plans and other ordinary course compensation from) the Company entered into in the ordinary course of business, (ii) the Parent Shareholders Agreement, or (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 6.01(b) or entered into in accordance with Section 6.01(b) or (iv) Contracts that are not material to the businesses of the Company and its Subsidiaries, taken as a whole (all such Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.20 are referred to herein as “Company Related Party Contracts”).

Section 3.21 Brokers. Other than Citigroup Global Markets Asia Limited and Citigroup Global Markets Inc., no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries or Affiliates for which the Company has any obligation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO PARENT, LISTCO AND MERGER SUB

Except as set forth in the Parent Disclosure Schedules (but subject to the terms of Section 11.08), each of Parent, ListCo and Merger Sub hereby, jointly and severally, represents and warrants to GG as follows:

Section 4.01 Corporate Organization. Each of Parent, ListCo and Merger Sub is a corporation, exempted company, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation, incorporation or organization (as applicable). The copies of Parent’s Governing Documents and the Parent Shareholders Agreement as in effect on the date of this Agreement have been previously made available by Parent to GG, are true, correct and complete, are in full force and effect and have not been amended.

Section 4.02 Due Authorization. Each of Parent, ListCo and Merger Sub has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party or will be a party and, upon receipt of the Required Parent Shareholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. Subject to (i) the receipt of the Required Parent Shareholder Approval and (ii) the filing and effectiveness of the Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate (or other similar) action on the part of each of Parent, ListCo and Merger Sub and no other Proceeding on the part of Parent, ListCo or Merger Sub, as the case may be, is necessary to authorize this Agreement or such other Transaction Documents or performance by Parent, ListCo or Merger Sub, as the case may be, hereunder or thereunder. This Agreement has been, and each other Transaction Document to which Parent, ListCo or Merger Sub, as the case may be, will be party, shall be, duly and validly executed and delivered by Parent, ListCo or Merger Sub, as the case may be, and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such other Transaction Document to which Parent, ListCo or Merger Sub, as the case may be, will be party, shall constitute a legal, valid and binding obligation of Parent, ListCo or Merger Sub, as the case may be, enforceable against Parent, ListCo or Merger Sub, as the case may be, in accordance with its terms, subject to the Enforceability Exceptions. By virtue of its execution and delivery of this Agreement, each of Parent, in its capacity as the sole shareholder of ListCo, and ListCo, in its capacity as the sole shareholder of Merger Sub, hereby approves and adopts this Agreement and the transactions contemplated hereby and in the Transaction Documents.

Section 4.03 Consents and Requisite Governmental Approvals; No Violations.

(a) No action by, notice, consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Parent, ListCo or Merger Sub with respect to Parent’s, ListCo’s and Merger Sub’s execution, delivery or performance of its obligations under this Agreement or the other Transaction Documents to which it is or will be party or the consummation of the Transactions, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Documents or the Transactions, (iii) such filings with and approvals of the Stock Exchange to permit ListCo Class A ADSs and ListCo Class C-1 ADSs or ListCo AD Warrants, as applicable, to be issued in accordance with this Agreement to be listed on the Stock Exchange, (iv) the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL or (v) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b) Neither the execution, delivery or performance by Parent, ListCo or Merger Sub of this Agreement nor the other Transaction Documents to which Parent, ListCo or Merger Sub is or will be a party nor the consummation of the Transactions shall, directly or indirectly (with or without due notice or lapse of time or both), (i) result in a violation or breach of any provision of any of Parent’s, ListCo’s or Merger Sub’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of, any Contract to which Parent, ListCo or Merger Sub is a party, (iii) assuming compliance with the matters referred to in Section 4.03(a), violate, or constitute breach under, any Governmental Order or applicable Law to which Parent, ListCo or Merger Sub or any of their respective properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties of Parent, ListCo or Merger Sub (other than any Permitted Liens), except, in the case of any of clauses (ii) through (iv) above, as would not reasonably be expected to be, individually or in the aggregate, material to Parent, ListCo or Merger Sub, taken as a whole.

Section 4.04 Capitalization.

(a) Section 4.04(a) of the Parent Disclosure Schedules sets forth, as of the date of this Agreement a true and complete statement of (i) the number and class or series (as applicable) of all of the issued Equity Securities of Parent and (ii) the identity of the Persons that are the equityholders thereof.

(b) As of the date of this Agreement, the issued share capital of ListCo consists of 1,000 ListCo Class A Shares. As of immediately prior to the Closing, the issued share capital of ListCo shall consist solely of (i) the ListCo Shares included in the Parent Consideration and (ii) the GBP redeemable preferred shares of ListCo with a nominal value of GBP50,000, which shares shall have been issued wholly for cash at nominal value to Parent. The issued shares of ListCo have been duly authorized and validly issued and are fully paid. The issued shares of ListCo (A) were issued in compliance in all material respects with the Governing Documents of ListCo and applicable Law and (B) were not issued in breach or violation of any preemptive rights or Contract. As of the date of this Agreement, all of the outstanding shares of ListCo are owned directly by Parent, free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, ListCo has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub, and after giving effect to the Transactions, ListCo shall have no Subsidiaries other than GG and the Company and its Subsidiaries. The directors of ListCo are duly authorized pursuant to section 551 of the UK Companies Act 2006 to allot ListCo Shares pursuant to this Agreement and the Subscription Agreements, and to allot ListCo Class A Shares pursuant to the conversion of ListCo Class C-1 Shares and ListCo Class C-2 Shares, and the pre-emption rights under section 561 of the UK Companies Act 2006 have been disapplied pursuant to section 571 of the UK Companies Act 2006 in relation to each such allotment. The ListCo Shares, ListCo Class C-1 Shares, ListCo Class C-2 Shares and VCC Preference Shares allotted pursuant to this Agreement will be credited as fully paid and free from all Liens (other than, solely with respect to (1) the VCC Preference Shares, (2) the Parent Consideration, (3) the ListCo Class A Shares issued pursuant to the Subscription Agreements and (4) the securities issued in respect of the GG Class F Shares and Private Placement Warrants, transfer restrictions under applicable Securities Law, the Governing Documents of ListCo or any Transaction Document).

(c) The authorized share capital of Merger Sub consists of 1,000 common shares, par value $0.001 per share, of which 1,000 common shares are issued and outstanding. The issued and outstanding shares of Merger Sub have been duly authorized and validly issued and are fully paid and nonassessable. The issued and outstanding shares of Merger Sub (i) were issued in compliance in all material respects with the Governing Documents of Merger Sub and applicable Law and (ii) were not issued in breach or violation of any preemptive rights or Contract. All of the outstanding shares of Merger Sub are owned directly by ListCo, free and clear of all Liens (other than transfer restrictions under applicable Securities Law).

(d) There are no (i) subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for ListCo Shares or any other Contracts to which ListCo is a party or by which ListCo is bound obligating ListCo to issue or sell any shares of capital stock of, other Equity Securities in or debt securities of, ListCo, (ii) equity equivalents, share/stock appreciation rights, phantom stock/share ownership interests or Contracts to which ListCo is a party or by which ListCo is bound obligating ListCo to issue any similar right and (iii) voting trusts, proxies or other Contracts which ListCo is party or by which ListCo is bound with respect to the voting or Transfer of ListCo Shares or other Equity Securities in ListCo, in each case, except as expressly provided for in this Agreement or the Transactions.

(e) As of date of this Agreement, (i) GG and ListCo have entered into PIPE Subscription Agreements with PIPE Investors, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the Transactions, to purchase ListCo Class A ADSs for a PIPE Investment equal to $67,500,000 (such amount, the “PIPE Investment Amount”), (ii) GG, the Sponsor Insiders and ListCo have entered into the Sponsor Subscription Agreement, pursuant to which, and on the terms and subject to the conditions of which, the Sponsor Insiders have agreed, in connection with the Transactions, to purchase ListCo Class A ADSs for a Sponsor Investment equal to the Sponsor Investment Amount, (iii) GG, VCC and ListCo have entered into the VCC PIPE Subscription Agreement, pursuant to which, and on the terms and subject to the conditions of which, VCC has agreed, in connection with the Transactions, to purchase ListCo Class A ADSs for a VCC PIPE Investment equal to the VCC PIPE Investment Amount and (iv) ListCo and Snita have entered into the VCC Preference Subscription Agreement, pursuant to which, on the terms and subject to the condition of which, Snita has agreed, in connection with the Transactions, to subscribe for VCC Preference Shares. The Subscription Agreements and the VCC Preference Subscription Agreement are in full force and effect with respect to, and binding on, ListCo and, to Parent’s knowledge, on each other party thereto, in accordance with their terms.

Section 4.05 Business Activities. Each of ListCo and Merger Sub was organized solely for the purpose of entering into this Agreement, the other Transaction Documents and consummating the Transactions and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization or formation, as applicable, or the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of its covenants or agreements in this Agreement or any other Transaction Document or the consummation of the Transactions.

Section 4.06 Taxes.

(a) For U.S. federal (and applicable state and local) income Tax purposes, each of ListCo and Merger Sub is, and has been since the date of its formation, treated as an association taxable as a corporation.

(b) Neither ListCo nor Merger Sub has taken any action (or permitted any action to be taken) or failed to take any action, nor is ListCo or Merger Sub aware of any fact, plan or circumstance, which action, failure to act, fact, plan or circumstance would reasonably be expected to prevent the Merger and the Pre-Closing Consolidation, Sponsor Investment, VCC PIPE Investment, PIPE Investment and the issuance of the VCC Preference Shares from qualifying for the U.S. Intended Tax Treatment, in each case other than as contemplated by this Agreement or any other Transaction Document.

(c) Neither ListCo nor Parent has any plan or intention to cause GG to engage in any transaction or make any election that reasonably would be expected to result in the liquidation of GG for U.S. federal income Tax purposes.

(d) To its knowledge, Parent does not expect ListCo to be a “passive foreign investment company” within the meaning of Section 1297(a) of the Code in the year that includes the Closing.

Section 4.07 Investment Company Act. ListCo is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act of 1940.

Section 4.08 Brokers. Other than Citigroup Global Markets Asia Limited and Citigroup Global Markets Inc., no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, ListCo or Merger Sub or any of their Subsidiaries or Affiliates for which Parent, ListCo or Merger Sub have any obligation.

Section 4.09 Information Supplied. None of the information supplied or to be supplied by, or on behalf of, Parent expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement shall, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing GG Holders or at the time of the Special Meeting, and in the case of any amendment or supplement thereto, at the time of such amendment or supplement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that Parent makes no representations or warranties as to the information contained in or omitted from the Registration Statement/Proxy Statement in reliance upon and in conformity with information furnished in writing to Parent by or on behalf of GG or Sponsor specifically for inclusion in the Registration Statement/Proxy Statement.

Section 4.10 UK Takeover Code. With effect from the Closing, the central management and control of ListCo will not be in the United Kingdom (for the purposes of the UK Takeover Code).

ARTICLE V

REPRESENTATIONS AND WARRANTIES RELATING TO GG

Except as set forth in (a) the GG Disclosure Schedules (but subject to the terms of Section 11.08) or (b) GG SEC Reports filed with the SEC on or prior to the date of this Agreement (excluding any disclosures in any GG SEC Reports under the headlines “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that do not constitute statements of fact or that are generally cautionary, predictive or forward-looking in nature), GG hereby represents and warrants to Parent, the Company, ListCo and Merger Sub as follows:

Section 5.01 Corporate Organization. GG is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The copies of GG’s Governing Documents as in effect on the date of this Agreement previously made available by GG to Parent are true, correct and complete, are in full force and effect and have not been amended. GG has the requisite corporate or other entity power and authority to own, operate and lease its properties, rights and assets and to conduct its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to be, individually or in the aggregate, material to GG. GG is duly licensed or qualified in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to GG.

Section 5.02 Due Authorization.

(a) GG has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which GG is or will be a party and (subject to the approvals described in Section 5.03), upon receipt of the Required GG Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. Subject to obtaining the Required GG Stockholder Approval at the Special Meeting, the execution and delivery of this Agreement, the other Transaction Documents to which GG is or will be a party and the consummation of the Transactions have been (or, in the case of any other Transaction Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of GG. This Agreement has been, and each other Transaction Document to which GG is or will be a party upon execution thereof, duly and validly executed and delivered by GG and constitutes or shall constitute, upon execution thereof, as applicable, assuming due power and authority of, and due execution and delivery by, Parent, Polestar Singapore, Polestar Sweden, ListCo, Merger Sub and each other party hereto and thereto, a valid, legal and binding agreement of GG (assuming this Agreement has been and the other Transaction Documents to which GG is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against GG in accordance with their terms, subject to the Enforceability Exceptions.

Section 5.03 Consents and Requisite Government Approvals; No Violations.

(a) No action by, notice, consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of GG with respect to GG’s execution, delivery or performance of its obligations under this Agreement or the other Transaction Documents to which it is or will be party or the consummation of the Transactions, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Documents or the Transactions, (iii) such filings with and approvals of the Stock Exchange to permit ListCo Class A ADSs and ListCo Class C-1 ADSs or ListCo AD Warrants, as applicable, to be issued in accordance with this Agreement to be listed on the Stock Exchange, (iv) the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL or (v) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b) Subject to the receipt of the Required GG Stockholder Approval, neither the execution, delivery or performance by GG of this Agreement nor the other Transaction Documents to which GG is or will be a party nor the consummation by GG of the Transactions shall (i) result in any breach of any provision of GG’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which GG is a party or by which GG or any of its properties or assets are bound, (iii) assuming compliance with the matters referred to in Section 5.03(a), violate, or constitute a breach under, any Governmental Order or Law applicable to GG or (iv) result in the creation of any Lien upon any of the assets or properties of GG (other than any Permitted Liens) of GG, except in the case of clauses (ii), (iii) and (iv) above, for such violations, conflicts, breaches or defaults which would not, reasonably be expected to be, individually or in the aggregate, material to GG.

Section 5.04 Capitalization.

(a) The authorized capital stock of GG consists of: (i) 1,000,000 shares of GG preferred stock, par value $0.0001 per share (the “GG Preferred Shares”), of which no shares are issued and outstanding as of the date of this Agreement; (ii) 440,000,000 shares of common stock, consisting of 400,000,000 shares of GG Class A Shares and 40,000,000 shares of GG Class F Shares, of which (A) 80,000,000 shares of GG Class A Shares are issued and outstanding as of the date of this Agreement and 20,000,000 shares of GG Class F Shares are issued and outstanding as of the date of this Agreement, and (B) 25,000,000 GG Warrants are issued and outstanding as of the date of this Agreement. All outstanding Equity Securities of GG (except to the extent such concepts are not applicable under the applicable Law of GG’s jurisdiction of incorporation or other applicable Law) have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were issued in compliance in all material respects with applicable Law, (ii) were not issued in violation of the Governing Documents of GG and (iii) were not issued in breach or violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Law, the GG Governing Documents or any Contract to which GG is a party or is otherwise bound. Except (i)

for this Agreement, (ii) the other Transaction Documents and the Transactions, (iii) as set forth in GG’s Governing Documents and (iv) the GG Warrants, there are no outstanding (A) equity appreciation, phantom equity, profit participation rights or (B) options, restricted stock, restricted stock units, performance stock units, phantom stock/share, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts to which GG is a party or by which GG is bound obligating GG to issue, deliver, sell, or cause to be issued, delivered or sold, any shares of capital stock of, other equity interests in or debt securities of, GG.

(b) GG has no Subsidiaries and does not own, directly or indirectly, any Equity Securities in any Person.

(c) As of date of this Agreement, (i) GG and ListCo have entered into PIPE Subscription Agreements with PIPE Investors, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the Transactions, to purchase ListCo Class A ADSs for a PIPE Investment equal to the PIPE Investment Amount, (ii) GG, the Sponsor Insiders and ListCo have entered into a Sponsor Subscription Agreement, pursuant to which, and on the terms and subject to the conditions of which, the Sponsor Insiders have agreed, in connection with the Transactions, to purchase ListCo Class A ADSs for a Sponsor Investment equal to the Sponsor Investment Amount and (iii) GG, VCC and ListCo have entered into a VCC PIPE Subscription Agreement, pursuant to which, and on the terms and subject to the conditions of which, VCC has agreed, in connection with the Transactions, to purchase ListCo Class A ADSs for a VCC PIPE Investment equal to the VCC PIPE Investment Amount. The Subscription Agreements are in full force and effect with respect to, and binding on, GG and, to the knowledge of GG, on each PIPE Investor party thereto, in accordance with their terms.

Section 5.05 Trust Account. As of the date of the Agreement, GG has an amount in cash equal to at least $800,000,000 in a trust account (the “Trust Account”) for the benefit of GG’s public stockholders, maintained by Computershare Trust Company, N.A., acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated March 25, 2021, between GG and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of GG and, to the knowledge of GG, the Trustee, enforceable in accordance with its terms, subject to Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of GG, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would cause the description of the Trust Agreement in the GG SEC Reports to be inaccurate in any material respect and/or that would entitle any Person to any portion of the proceeds in the Trust Account, the GG SEC Reports to be inaccurate in any material respect or, to GG’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions, permitted regulatory withdrawals or Taxes, (ii) the Pre-Closing GG Holders who shall have elected to redeem their pre-Closing GG Class A Shares pursuant to the Governing Documents of GG or (iii) if GG fails to complete a business combination within the allotted time period set forth in the Governing Documents of GG and liquidates the Trust Account, subject to the terms of the Trust Agreement, GG (in limited amounts to permit GG to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of GG) and then the Pre-Closing GG Holders). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the GG Governing Documents and GG’s final prospectus dated March 22, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. GG has performed all material obligations required to be performed by it to-date under, and complied in all material respects with the terms of, the Trust Agreement, and is not in default, breach or delinquent in performance in any material respect under the Trust Agreement, and, to the knowledge of GG, no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Proceedings pending or, to the knowledge of GG, threatened with respect to the Trust Account. Since March 25, 2021, GG has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of GG to dissolve or liquidate pursuant to the GG Governing Documents shall terminate, and, as of the Effective Time, GG shall have no obligation whatsoever pursuant to the GG Governing Documents to dissolve and liquidate the assets of GG by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no holder of GG Shares shall be entitled to receive any amount from the Trust Account except to the extent such holder is a Redeeming Stockholder.

Section 5.06 SEC Filings. GG has timely filed or furnished all required registration statements, forms, reports, schedules and other documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing through the date of this Agreement, the “GG SEC Reports”), and, as of the Closing, shall have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional GG SEC Reports”). All GG SEC Reports, Additional GG SEC Reports, any correspondence from or to the SEC or the Stock Exchange (other than such correspondence in connection with the initial public offering of GG) and all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing are, or will be, as applicable, available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The GG SEC Reports were, and the Additional GG SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The GG SEC Reports did not, and the Additional GG SEC Reports will not, as of their respective dates of filing with the SEC (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading (for purposes of the Additional GG SEC Reports, assuming that the representation and warranty set forth in Section 4.09 is true and correct in all respects with respect to all information supplied by or on behalf of Parent and its Subsidiaries expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, to the knowledge of GG, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the GG SEC Reports.

Section 5.07 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of GG’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) GG has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act), which are, to GG’s knowledge, sufficient to provide reasonable assurance regarding the reliability of GG’s financial reporting and the preparation of GG’s Financial Statements for external purposes in accordance with GAAP and (ii) GG has established and maintained disclosure controls and procedures as required under Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to GG is made known to GG’s principal executive officer and principal financial officer by others within GG.

(b) GG has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, except as set forth in Section 5.07(c) of the GG Disclosure Schedules, GG has complied in all material respects with all applicable listing and corporate governance rules and regulations of the Stock Exchange. The GG Units, GG Class A Shares and GG Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange. As of the date of this Agreement, there is no Proceeding pending or, to GG’s knowledge, threatened against GG by the Stock Exchange or the SEC with respect to any intention by such entity to deregister GG Units, GG Class A Shares or GG Warrants or prohibit or terminate the listing of GG Units, GG Class A Shares or GG Warrants on the Stock Exchange. GG has not taken any action that is designed to terminate the registration of GG Units, GG Class A Shares or GG Warrants under the Exchange Act.

(d) The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the GG SEC Reports (the “GG Financial Statements”) (i) fairly present in all material respects the financial position of GG as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited GG Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) GG has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for GG’s and its Subsidiaries’ assets. GG maintains and, for all periods covered by the GG Financial Statements, has maintained books and records of GG in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of GG in all material respects.

(f) Since its incorporation, neither GG (including any employee thereof) nor GG’s independent auditors have identified or been made aware of: (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by GG; (ii) any fraud, whether or not material, that involves GG’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by GG; or (iii) any claim or allegation regarding any of the foregoing.

(g) Section 5.07(g) of the GG Disclosure Schedules sets forth the principal amount of all of the outstanding Indebtedness for borrowed money, as of the date hereof, of GG.

Section 5.08 No Undisclosed Liabilities. As of the date of this Agreement, except for the Liabilities (a) set forth or disclosed in the GG Financial Statements included in the GG SEC Reports, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of its covenants or agreements in this Agreement or any other Transaction Document or the consummation of the Transactions, (c) that have arisen since the date of GG’s most recent consolidated balance sheets (and the notes thereto) included in the GG SEC Reports or (d) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to GG, GG does not have any Liabilities that are required by GAAP to be set forth on a consolidated balance sheet of GG, whether or not accrued, contingent or otherwise.

Section 5.09 Litigation. There is (and since its incorporation there has been) no Proceeding pending or, to GG’s knowledge, threatened against or involving GG that, if adversely decided or resolved, would be material to GG. Neither GG nor any of their respective properties or assets is subject to any material Governmental Order. There are no material Proceedings by GG pending against any other Person.

Section 5.10 Compliance with Laws. GG is (and since its incorporation has been) in compliance with all applicable Laws, except as would not reasonably be expected to be, individually or in the aggregate, material to GG.

Section 5.11 Business Activities.

(a) Since its incorporation, GG has not conducted any business activities other than activities related to GG’s initial public offering or directed toward the accomplishment of a business combination.

(b) GG does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) GG does not own or lease any real property or material personal property.

Section 5.12 Contracts. Section 5.12 of the GG Disclosure Schedules sets forth a list of each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement), as of the date of this Agreement, to which GG is a party or by which any of its assets are bound (excluding those included in the GG SEC Reports) (the material Contracts included in Section 5.12 of the GG Disclosure Schedules and the GG SEC Reports, the “GG Material Contracts”). Each GG Material Contract is, as of the date of this Agreement, (a) in full force and effect and (b) a legal, valid and binding obligation of GG, enforceable in accordance with its terms against GG and, to the knowledge of GG, the other parties thereto, in each case, subject to the Enforceability Exceptions. True, complete and correct copies of the GG Material Contracts have been made available to Parent.

Section 5.13 Employee Benefit Plans. As of the date of this Agreement, GG does not maintain, sponsor or contribute to, any Benefit Plan or employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any other plan, policy, program, arrangement or agreement that provides compensation and/or benefits to any current or former employee, officer, director or individual independent contractor thereof (“GG Benefit Plans”), nor does GG have any obligation or commitment to create or adopt any such GG Benefit Plan.

Section 5.14 Taxes.

(a) All material Tax Returns required by Law to be filed by GG have been timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and owing by GG have been paid, other than Taxes which are not yet due and payable or are being contested in good faith by appropriate Proceedings and for which reserves have been established in accordance with GAAP.

(c) GG has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d) No written claim has been made by any Governmental Authority in a jurisdiction where GG does not file Tax Returns that GG is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction which claim has not been withdrawn or otherwise resolved

(e) GG is not a party to, or bound by, any Tax allocation, Tax sharing, Tax indemnification or similar agreement that will remain in effect after the Closing Date (other than customary provisions in agreements the primary purpose of which does not relate to Taxes).

(f) GG is not engaged in any material audit, administrative Proceeding or judicial Proceeding with respect to a material amount of Taxes. GG has not received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved.

(g) There are no Liens with respect to material Taxes on any of the assets of GG, other than Permitted Liens.

(h) GG does not have any material liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case of clause (i), (ii) and (iii), for liabilities pursuant to commercial Contracts not primarily relating to Taxes or customary financing arrangements).

(i) GG has not taken any action (or permitted any action to be taken) or failed to take any action, nor is GG aware of any fact, plan or circumstance, which action, failure to act, fact, plan or circumstance would reasonably be expected to prevent the Merger and the Pre-Closing Consolidation, Sponsor Investment, VCC PIPE Investment, PIPE Investment and the issuance of the VCC Preference Shares from qualifying for the U.S. Intended Tax Treatment, in each case other than as contemplated by this Agreement or any other Transaction Document.

Section 5.15 Absence of Changes. Since December 31, 2020 and through the date of this Agreement, (a) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of GG to enter into and perform its obligations under this Agreement (a “GG Material Adverse Effect”) and (b) except as expressly contemplated by this Agreement, any other Transaction Document or in connection with the Transactions, GG has conducted its business in the ordinary course in all material respects, other than due to any actions taken due to any COVID-19 Measure.

Section 5.16 Transactions with Affiliates. Except for the Contracts set forth on the GG Disclosure Schedules, there are no Contracts between (a) GG, on the one hand, and any (b) officer, director, employee, partner, member, manager, beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of Parent or any of its Subsidiaries, or Affiliate of GG or any immediate family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “GG Related Party”).

Section 5.17 Investment Company Act. GG is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act of 1940.

Section 5.18 GG Recommendation. The GG Board has, at a meeting duly called and held at which all directors of GG were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the Transactions, including the Merger, are advisable, and in the best interests of, GG and the holders of GG Shares, (b) approving and declaring advisable this Agreement and the Transactions, including the Merger, (c) directing that this Agreement be submitted to the holders of GG Shares for their adoption and (d) resolving to make the GG Recommendation, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.07(b). The GG Board has received the opinion of its financial advisor, Barclays Capital Inc., to the effect that, as of the date thereof and based upon and subject to the qualifications, assumptions, limitations and other matters set forth therein, the Per Share GG Consideration to be received by the holders of GG Class A Shares, other than the Sponsor and any of its affiliates, in the Merger is fair, from a financial point of view, to the holders of outstanding GG Class A Shares, other than the Sponsor and any of its affiliates.

Section 5.19 Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of GG for which GG has any obligation.

Section 5.20 Information Supplied. None of the information supplied or to be supplied by, or on behalf of, GG expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement shall, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing GG Holders or at the time of the Special Meeting, and in the case of any amendment or supplement thereto, at the time of such amendment or supplement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that GG makes no representations or warranties as to the information contained in or omitted from the Registration Statement/Proxy Statement in reliance upon and in conformity with information furnished in writing to GG by or on behalf of Parent specifically for inclusion in the Registration Statement/Proxy Statement.

ARTICLE VI

COVENANTS OF PARENT AND THE COMPANY

Section 6.01 Conduct of Business of the Company During the Interim Period.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), Parent and the Company shall and shall cause their respective Subsidiaries to use their commercially reasonable efforts to (i) conduct and operate the business of the Company and its Subsidiaries in the ordinary course of business and (ii) preserve intact the current business organization and ongoing business of the Company and its Subsidiaries and maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries, (iii) keep available the services of their present officers and other key employees, in each case, except as otherwise contemplated by and in accordance with this Agreement or any other Transaction Document, including, for the avoidance of doubt, with respect to the Pre-Closing Reorganization, as required by applicable Law or COVID-19 Measures, as set forth on Section 6.01(a) of the Parent Disclosure Schedules, or as consented to in writing by GG (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Without limiting the generality of the foregoing, except as otherwise contemplated by and in accordance with this Agreement or any other Transaction Document, including, for the avoidance of doubt, with respect to the Pre-Closing Reorganization, as required by applicable Law or COVID Measures, as set forth on Section 6.01(b) of the Parent Disclosure Schedules or as consented to in writing by GG (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, Parent, with respect to the Company and its Subsidiaries, shall not, and shall cause the Company and its Subsidiaries not to, do any of the following:

(i) (A) merge, consolidate, combine or amalgamate the Company or any of its Subsidiaries with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a material portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof for an aggregate purchase price in excess of $50,000,000;

(ii) (A) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional Equity Securities of Parent or any of its Subsidiaries, or adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of the Equity Securities of the Company or its Subsidiaries, or (B) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities of the Company or its Subsidiaries, except with respect to the foregoing clauses (A) and (B), (1) for the acquisition by the Company or any of its Subsidiaries of any Equity Securities of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such Equity Securities or (2) for transactions between the Company and any of its wholly owned Subsidiaries or between wholly owned Subsidiaries of the Company;

(iii) adopt any amendments, supplements, restatements or modifications to the Governing Documents of the Company or its Subsidiaries, except, with respect to the Company’s Subsidiaries, (A) in the ordinary course of business, (B) as would not materially restrict the operations of such Subsidiary and (C) as would not have an adverse impact on GG;

(iv) other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another of the Company’s wholly owned Subsidiaries, (A) make, declare or pay any dividend or distribution (whether in cash, stock or property) to Parent Shareholders in their capacities as Parent Shareholders, or (B) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien (other than Permitted Liens), (1) any Equity Securities of the Company or its Subsidiaries or (2) any options, warrants, stock units, rights of conversion or other rights, agreements, arrangements or commitments obligating the Company or its Subsidiaries to issue, deliver or sell any Equity Securities of the Company or its Subsidiaries;

(v) (A) issue or sell any debt securities or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of another Person, or (B) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than (1) ordinary course trade payables that are not past due or (2) Indebtedness in an aggregate amount less than $1,000,000,000;

(vi) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person (including to any of Parent’s or its Subsidiaries’ officers, employees, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, other than (A) the reimbursement of expenses of employees in the ordinary course of business and (B) loans solely between or among any of the Company and its Subsidiaries;

(vii) (A) sell, transfer, assign, abandon, lease, license, sublicense or convey or otherwise dispose of any material assets (excluding Intellectual Property), properties or business of the Company or its Subsidiaries, other than dispositions of obsolete or worthless assets and other than in the ordinary course of business or (B) create, subject or incur any Lien on any material assets, properties or business of the Company or its Subsidiaries (other than a Permitted Lien or in connection with the incurrence of Indebtedness otherwise permitted by this Section 6.01(b));

(viii) (A) transfer, sell, assign, abandon, license or sublicense (other than grant non-exclusive licenses in the ordinary course of business), let expire (other than expiration of Intellectual Property rights in accordance with its maximum statutory term) or otherwise dispose of any Intellectual Property material to the Company or any of its Subsidiaries or (B) disclose any trade secrets material to the Company or any of its Subsidiaries (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business);

(ix) other than in the ordinary course of business, (A) materially amend, modify or terminate, or waive or release any material rights, claims or benefits under, any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any Material Contract pursuant to its terms or entering into additional work or purchase orders pursuant to, and in accordance with the terms of, any Material Contract) or (B) enter into any Contract that would constitute a Material Contract had it been entered into prior to the date of this Agreement;

(x) except as required under the terms of any Company Benefit Plan or Labor Agreement, (A) materially amend or modify, adopt, enter into or terminate any Company Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be a material Company Benefit Plan if in effect as of the date of this Agreement, (B) materially increase or agree to materially increase the compensation or benefits payable to any current or former director, manager, officer, individual service provider or employee with annual base compensation exceeding $150,000 (in each case, other than ordinary course merit-based increases, consistent with past practice), (C) take any action to accelerate any payment, right to payment or benefit, vesting of any right to payment of benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other individual service provider of the Company or any of its Subsidiaries or (D) issue or grant any Equity Securities to an employee, director or other individual service provider;

(xi) (A) waive, release, compromise, settle or satisfy any pending or threatened Proceeding or (B) enter into any settlement, conciliation or similar Contract, in each case of clauses (A) and (B), the performance of which would involve the payment by the Company or any of its Subsidiaries, in each case, in excess of $10,000,000, or that imposes, or by its terms shall impose at any point in the future, any material, non-monetary obligations on the Company or any of its Subsidiaries;

(xii) make any capital expenditures (or commit to make any capital expenditures) that in the aggregate exceed $100,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget made available to GG;

(xiii) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or IFRS (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(xiv) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving the Company or any of its Subsidiaries;

(xv) enter into any agreement that materially restricts the ability of the Company or any of its Subsidiaries (including, following the Closing, ListCo and any of its Subsidiaries) to engage or compete in any material line of business, or enter into any agreement that restricts the ability of the Company or its Subsidiaries (including, following the Closing, ListCo and any of its Subsidiaries) to enter a new material line of business;

(xvi) enter into, renew or amend in any material respect any Company Related Party Contract; or

(xvii) enter into any material new line of business outside of (A) the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement, (B) any business contemplated to be conducted in accordance with the Company’s annual budget made available to GG or (C) any business directly related to the research, design, manufacture, production, sale or lease of electric vehicles and/or electric vehicle technology; or

(xviii) enter into any Contract to take, or cause to be taken, or resolve to take, any of the actions set forth in this Section 6.01(b).

(c) Notwithstanding anything in this Agreement to the contrary, nothing set forth in this Agreement shall give GG, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries during the Interim Period.

(d) For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, the Company or any of its Subsidiaries may declare, set aside, make or pay a dividend on, or make any other cash distribution or cash payment in respect of, any Equity Securities of Company.

Section 6.02 Trust Account Waiver. Each of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub acknowledges that GG is a blank check company with the power and privileges to effect a business combination, and that such Party has read the IPO Prospectus, GG SEC Reports, GG’s Governing Documents and the Trust Agreement and understands that GG has established the Trust Account described therein for the benefit of GG’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. Each of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub further acknowledges that, if the Transactions, or, in the event this Agreement is terminated pursuant to its terms, another business combination, is not consummated by March 22, 2023 or such later date as is approved by the stockholders of GG to complete a business combination, GG shall be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, each of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub (on behalf of itself and its Affiliates), notwithstanding anything to the contrary in this Agreement, hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them by GG or any of its Affiliates for any reason whatsoever, and shall not seek recourse against the Trust Account at any time for any reason whatsoever, including for any Willful Breach of this Agreement; provided that nothing herein shall serve to limit or prohibit Parent’s, Polestar Singapore’s, Polestar Sweden’s, ListCo’s or Merger Sub’s right to pursue a claim against GG or any of its Affiliates for legal relief against assets held outside of the Trust Account (including from and after the consummation of a business combination other than as contemplated by this Agreement) or pursuant to Section 11.14 for specific performance or other injunctive relief (so long as such claim would not affect GG’s ability to fulfill its redemption obligations). This Section 6.02 shall survive the termination of this Agreement for any reason.

Section 6.03 GG D&O Indemnification and Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors, officers, members, managers and employees of GG, as provided in GG’s Governing Documents or otherwise in effect as of the Closing Date, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) ListCo shall, and shall cause the Surviving SPAC to, perform and discharge all obligations to provide such indemnity and exculpation during such six-year period in each case to the maximum extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six-year period, ListCo shall, and shall cause the Surviving SPAC to, advance expenses in connection with such indemnification as provided in GG’s Governing Documents. The indemnification and liability limitation or exculpation provisions of GG’s Governing Documents shall not, during such six-year period, be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of GG (the “GG D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to Closing and relating to the fact that such GG D&O Person was a director or officer of GG prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) ListCo shall not have any obligation under this Section 6.03 to any GG D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such GG D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) Parent shall cause ListCo to, and ListCo shall, purchase, at or prior to the Closing, and maintain, or cause to be maintained, in effect for a period of six (6) years after the Closing Date, without any lapse in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by any comparable insurance policies of GG as of the date of this Agreement with respect to matters occurring on or prior to the Closing (the “GG D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the GG’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that ListCo shall not be obligated to pay a premium for such “tail” policy in excess of 300% of the most recent annual premium paid by GG prior to the date of this Agreement and, in such event, ListCo shall purchase the maximum coverage available for 300% of the most recent annual premium paid by GG prior to the date of this Agreement.

(d) If ListCo or any of its respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall Transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of ListCo shall assume all of the obligations set forth in this Section 6.03.

(e) The GG D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.03 are intended to be third-party beneficiaries of this Section 6.03. This Section 6.03 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of ListCo and the Company and its Subsidiaries.

Section 6.04 Company Party D&O Indemnification and Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors, officers, members, managers and employees of any Company Party, as provided in such Company Party’s Governing Documents or otherwise in effect as of the date of the Closing, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) ListCo shall cause each other Company Party to perform and discharge all obligations to provide such indemnity and exculpation during such six-year period in each case to the maximum extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six-year period, ListCo shall cause the each Company Party to advance expenses in connection with such indemnification as provided in the Company Parties’ Governing Documents. The indemnification and liability limitation or exculpation provisions of the Company Parties’ Governing Documents shall not, during such six-year period, be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of any Company Party (the “Company Party D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to Closing and relating to the fact that such Company Party D&O Person was a director or officer of any Company Party prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) ListCo shall not have any obligation under this Section 6.04 to any Company Party D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company Party D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) Parent shall cause ListCo to, and ListCo shall, purchase, at or prior to the Closing, and maintain, or cause to be maintained, in effect for a period of six (6) years after the Closing Date, without any lapse in coverage, a “tail” policy providing directors’ and officers’ liability, employment practices liability and fiduciary liability insurance coverage for the benefit of those Persons who are covered by any comparable insurance policies of any Company Party as of the date of this Agreement with respect to matters occurring on or prior to the Closing (the “Company Party D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insureds than) the coverage provided under the Company Parties’ directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies as of the date of this Agreement; provided that ListCo shall not be obligated to pay a premium for such “tail” policy in excess of 300% of the most recent annual premium paid by such Company Party prior to the date of this Agreement and, in such event, the Company Parties shall purchase the maximum coverage available for 300% of the most recent annual premium paid by such Company Party prior to the date of this Agreement.

(d) If ListCo or any of its respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall Transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of ListCo shall assume all of the obligations set forth in this Section 6.04.

(e) The Company Party D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.04 are intended to be third-party beneficiaries of this Section 6.04. This Section 6.04 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of ListCo and the Company and its Subsidiaries.

Section 6.05 Financial Information.

(a) As soon as reasonably practicable following the date of this Agreement (and in any event no later than November 22, 2021), Parent shall use reasonable best efforts to deliver to ListCo and GG the Closing Company Financial Statements. The Closing Company Financial Statements (i) shall be prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be, individually or in the aggregate, material) and the absence of notes thereto), (ii) shall fairly present, in all material respects, the financial position, results of operations, stockholders’ deficit and cash flows of Parent and its Subsidiaries as at the date thereof and for the period indicated therein (subject to, in the case of any unaudited financial statements, normal year-end audit adjustments (none of which is expected to be, individually or in the aggregate, material)), (iii) in the case of any audited financial statements, shall be audited in accordance with the standards of the PCAOB and shall contain an unqualified report of Parent’s auditor and (iv) shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

(b) Parent shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of Parent, ListCo, the Company and GG or any of their respective Subsidiaries in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement/Proxy Statement and any other filings to be made by ListCo or GG with the SEC in connection with the Transactions and (ii) to obtain the consents of the Company auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 6.06 Stock Exchange Listing. Parent shall cause ListCo to, and ListCo shall, use its reasonable best efforts to cause the ListCo Class A ADSs that constitute the GG Share Consideration and either the ListCo Class C-1 ADSs or ListCo AD Warrants, as applicable, issuable in accordance with this Agreement to be approved for listing on the Stock Exchange (and GG, Parent, Polestar Singapore, Polestar Sweden and Merger Sub shall reasonably cooperate in connection therewith), subject only to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date and to cause ListCo to satisfy any applicable initial and continuing listing requirements of the Stock Exchange.

Section 6.07 Required Parent Shareholder Approval. Parent shall use its reasonable best efforts to solicit and obtain, and deliver to GG, the Required Parent Shareholder Approval within twenty-four (24) hours following the execution and delivery of this Agreement. In the event Parent is not able to obtain the Required Parent Shareholder Approval in such manner and GG does not elect to exercise its right to terminate this Agreement, Parent shall duly convene and hold a shareholders’ meeting in accordance with Parent’s Governing Documents for the purpose of voting solely upon the Required Parent Shareholder Approval as soon as reasonably practicable, in which case Parent shall obtain the Required Parent Shareholder Approval at such meeting of the Parent Shareholders and shall take all other action necessary or advisable to secure the Required Parent Shareholder Approval as soon as reasonably practicable.

Section 6.08 Pre-Closing Reorganization. Prior to the Closing, Parent shall, and shall cause ListCo, the Company and their respective Subsidiaries to, complete a reorganization, in accordance with the steps and transactions set forth on Exhibit E attached hereto, with such modifications as Parent and GG may agree in writing (not to be unreasonably withheld, conditioned or delayed by either Party) (such transactions, the “Pre-Closing Reorganization). Pursuant to, and in accordance with, the Pre-Closing Reorganization, Parent shall cause ListCo to adopt new articles of association to be in substantially the form attached hereto as Exhibit F (the “ListCo New Articles of Association”), as the same may be revised by Parent in the event the Requisite GG Warrantholder Approval is obtained to reflect the terms of the ListCo Class C-1 Shares and ListCo Class C-2 Shares set forth in Exhibit J (such revisions to be approved by GG, not to be unreasonably withheld) and subject to such further amendments as may be agreed between GG and ListCo.

Section 6.09 Employee Matters.

(a) Prior to the Closing (but after the completion of the Pre-Closing Reorganization), the ListCo Board and the Parent Board shall approve and adopt the Incentive Equity Plan in the form attached hereto as Exhibit G, with such changes as may be agreed in writing between ListCo, GG and Parent (the “Incentive Equity Plan”), reserving 10,000,000 ListCo Class A Shares for issuance thereunder and providing that the number of ListCo Class A Shares reserved for issuance thereunder shall automatically increase annually on January 1 of each calendar year during the term of the Incentive Equity Plan (such date, the “Evergreen Commencement Date”) and ending on and including the ninth anniversary of the Evergreen Commencement Date, in an amount equal to the lesser of (i) 0.5% of the aggregate number of ListCo Shares outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of ListCo Shares as determined by the ListCo Board. As soon as reasonably practicable and permitted following the Closing Date and subject to stockholder approval of the Incentive Equity Plan, ListCo shall take commercially reasonable efforts to file an effective registration statement on Form S-8 (or other applicable form) with respect to the ListCo Class A Shares issuable under the Incentive Equity Plan, and ListCo shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan remain outstanding.

(b) Prior to the Closing (but after the completion of the Pre-Closing Reorganization), the ListCo Board and the Parent Board shall approve and adopt an employee stock purchase plan in the form attached hereto as Exhibit H, with such changes as may be agreed in writing between ListCo, GG and Parent and subject to stockholder approval (the “Equity Purchase Plan”), reserving 2,000,000 ListCo Class A Shares for issuance thereunder and providing that the number of ListCo Class A Shares reserved for issuance thereunder shall automatically increase annually on the first day of each fiscal year beginning with the Evergreen Commencement Date in an amount equal to the lesser of (i) 0.1% of the aggregate number of ListCo Shares outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of ListCo Shares as determined by the ListCo Board.

Section 6.10 Termination of Parent Shareholders Agreement. Parent shall, and shall cause each of the Parent Shareholders to, take, or cause to be taken, all actions necessary or advisable to terminate, effective as of the Closing, the Parent Shareholders Agreement without any further obligations or Liabilities.

Section 6.11 Parent Liquidation. Parent shall use its commercially reasonable efforts to liquidate voluntarily in the 2022 calendar year and distribute all of its ListCo stock to the Parent Shareholders.

Section 6.12 Conversion to Public Company. ListCo undertakes that it shall, and Parent undertakes to cause ListCo to, re-register as a public company under the UK Companies Act 2006 prior to the Closing and to issue the GBP redeemable preferred shares wholly for cash with a nominal value of GBP50,000 to Parent (or such other person as Parent and GG may agree in writing).

Section 6.13 UK Takeover Code. ListCo undertakes that it shall, and Parent undertakes to cause ListCo to, seek confirmation prior to the Closing from the UK Takeover Panel that the UK Takeover Code will not apply to ListCo with effect from the Closing.

Section 6.14 UK Companies Act 2006. If the Requisite Warrantholder Approval is obtained and accordingly ListCo Class C-1 Shares and ListCo Class C-2 Shares are to be allotted pursuant to this Agreement, ListCo shall comply with the requirements of section 593 of the UK Companies Act 2006 that section and provide GG with reasonable evidence of such compliance.

ARTICLE VII

COVENANTS OF GG

Section 7.01 Conduct of GG During the Interim Period.

(a) During the Interim Period, GG shall not, except as otherwise contemplated by this Agreement or any other Transaction Document, as required by applicable Law or COVID-19 Measures, as set forth on Section 7.01 of the GG Disclosure Schedules or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of GG, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of GG, other than, for the avoidance of doubt, in connection with the GG Stockholder Redemptions;

(ii) (A) merge, consolidate, combine or amalgamate GG with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or any portion of the assets of any corporation, partnership, association or other business entity or organization or division thereof);

(iii) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of its Equity Securities;

(iv) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or GG’s Governing Documents;

(v) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien (other than Permitted Liens) (A) any of its Equity Securities or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating GG to issue, deliver or sell any of its Equity Securities;

(vi) incur, guarantee or otherwise become liable for any Indebtedness, other than the incurrence of Indebtedness pursuant to working capital loans in an aggregate amount not to exceed $2,000,000;

(vii) hire or engage any manager, officer, employee or other individual service provider with compensation exceeding $250,000;

(viii) make any loans or advances to, or capital contributions to, or guarantees for the benefit of, or any investments in, any other Person;

(ix) enter into any Contract, except for Contracts contemplated by this Agreement or Contracts related to the Transactions;

(x) engage in any activities or business, other than activities or business (A) conducted by GG as of the date of this Agreement (B) in connection with or incident or related to GG’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or as contemplated by the Additional GG SEC Reports, (C) contemplated by, or incident or related to, this Agreement, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (D) that are (1) administrative or ministerial and (2) immaterial in nature;

(xi) adopt or enter into any Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be a Benefit Plan if in effect as of the date of this Agreement;

(xii) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving GG (other than as contemplated by this Agreement or any other Transaction Document); or

(xiii) enter into any agreement to do any of the action prohibited under this Section 7.01.

(b) Notwithstanding anything in this Section 7.01 or this Agreement to the contrary, nothing set forth in this Agreement shall give Parent, ListCo, the Company or any of their respective Subsidiaries, directly or indirectly, the right to control or direct the operations of GG during the Interim Period.

Section 7.02 Shareholder Litigation. In the event that any litigation related to the Transaction Documents or the Transactions is brought, or, to the knowledge of GG, threatened in writing, against GG or the GG Board by any of GG’s shareholders prior to the Closing, GG shall promptly notify Parent of any such litigation and keep Parent reasonably informed with respect to the status thereof. GG shall provide Parent the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation (at Parent’s sole cost and expense), and shall give due consideration to Parent’s advice with respect to such litigation. Except as provided in Section 7.02 of the GG Disclosure Schedules, GG shall not settle any such litigation without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.03 GG Public Filings. From the date of this Agreement through the Effective Time, GG shall use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.04 Trust Account Proceeds and Redemptions. Upon satisfaction or (to the extent permitted by applicable Law) waiver of the Transaction Conditions (other than any Transaction Conditions that by their terms or nature are to be satisfied at the Closing) and provision of notice thereof to the Trustee (which notice GG shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, GG (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (A) pay as and when due all amounts payable to holders of GG Shares pursuant to the GG Stockholder Redemptions and (B) pay all remaining amounts then available in the Trust Account to GG for immediate use (or otherwise in accordance with GG’s instructions), subject to this Agreement and the Trust Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.05 PIPE Subscriptions.

(a) Unless otherwise approved in writing by Parent and GG, and except for any actions that would not (i) increase conditionality or impose any new obligation on Parent, Polestar Singapore, Polestar Sweden, ListCo or GG, (ii) reduce the PIPE Investment Amount or the subscription amount under any Subscription Agreement or the VCC Preference Subscription Agreement or (iii) reduce or impair the rights of GG or ListCo under any Subscription Agreement or the VCC Preference Subscription Agreement, none of GG, Parent, Polestar Singapore, Polestar Sweden, or ListCo shall permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements or the VCC Preference Subscription Agreement, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision).

(b) During the Interim Period, GG, on the one hand, and Parent, Polestar Singapore, Polestar Sweden, and ListCo, on the other hand, shall use their respective reasonable best efforts to, and shall instruct their respective financial advisors to, keep the Parties reasonably informed with respect to the PIPE Investment, the Sponsor Investment, the VCC PIPE Investment and the subscription for VCC Preference Shares contemplated by the VCC Preference Subscription Agreement, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, GG, Parent, ListCo, Polestar Singapore, Polestar Sweden, or their respective financial advisors with respect to such matters; provided that each of GG and Parent, ListCo, Polestar Singapore and Polestar Sweden acknowledges and agrees that, except as set forth on Section 5.19 of the GG Disclosure Schedules, none of their respective financial advisors shall be entitled to any fees with respect to the PIPE Investment unless otherwise mutually agreed by each of GG and Parent in writing.

Section 7.06 De-Listing. Prior to the Closing, GG shall reasonably cooperate with ListCo and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to de-list GG Units, GG Class A Shares and GG Warrants from the Stock Exchange and de-register such securities under the Exchange Act as soon as practicable following the Effective Time (and in no event later than five (5) Business Days thereafter).

Section 7.07 No Change of Recommendation.

(a) Except as permitted by Section 7.07(b), the GG Board, including any committee thereof, shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the GG Recommendation in a manner adverse to Parent, ListCo or the Company; or

(ii) fail to include the GG Recommendation in the Registration Statement/Proxy Statement (any of the actions set forth in the foregoing clauses (i) and (ii), a “GG Change of Recommendation”).

(b) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Required GG Stockholder Approval, the GG Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that in response to a GG Intervening Event, the failure to make a GG Change of Recommendation would be inconsistent with the GG Board’s fiduciary duties under applicable Law, the GG Board may, prior to obtaining the Required GG Stockholder Approval, make a GG Change of Recommendation; provided, however, that GG shall not be entitled to make, or agree or resolve to make, a GG Change of Recommendation unless (i) GG delivers to Parent a written notice (a “GG Intervening Event Notice”) advising Parent that the GG Board proposes to take such action and containing the material facts underlying the GG Board’s determination that a GG Intervening Event has occurred and that failure to make a GG Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law and (ii) at or after 5:00 p.m., New York time, on the fourth Business Day immediately following the day on which GG delivered the GG Intervening Event Notice (such period from the time the GG Intervening Event Notice is provided until 5:00 p.m., New York time, on the fourth Business Day immediately following the day on which GG delivered the GG Intervening Event Notice (it being understood that any material development with respect to a GG Intervening Event shall require a new notice but with an additional three (3) Business Day (instead of four (4) Business Day) period from the date of such notice), the “GG Intervening Event Notice Period”), the GG Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to make a GG Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law. If requested by Parent, GG shall, and shall use its reasonable best efforts to cause its Representatives to, during the GG Intervening Event Notice Period, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that the failure to make a GG Change of Recommendation would not be inconsistent with the GG Board’s fiduciary duties under applicable Law.

ARTICLE VIII

JOINT COVENANTS

Section 8.01 Post-Closing ListCo Board. Prior to the Effective Time, Parent and ListCo shall take all actions necessary to cause, in each case, effective as of the Effective Time (a) the ListCo Board to be composed of a number of directors as set forth on Section 8.01 of the Parent Disclosure Schedules and (b) the initial directors of the ListCo Board to consist of (i) one (1) independent director as reasonably determined by Sponsor and consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), (ii) four (4) independent directors as reasonably determined by Parent and consented to in writing by Sponsor (such consent not to be unreasonably withheld, conditioned or delayed) and (iii) the remaining directors as reasonably determined by Parent, in each case, in accordance with Section 8.01 of the Parent Disclosure Schedules, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Governing Documents of ListCo.

Section 8.02 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of GG and Parent shall, and, GG shall cause its Affiliates, and Parent shall cause its Subsidiaries to, (i) use reasonable best efforts to assemble, prepare and file notifications or any information (and, as needed, to supplement such notifications or information) as may be reasonably necessary to obtain as promptly as reasonably practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, and, in the case of any notifications to be filed under the HSR Act, to submit such notifications no later than fifteen (15) Business Days after the date of this Agreement, (ii) use reasonable best efforts to deliver the notices to, and/or obtain the consents of, the third parties set forth on Section 8.02(a) of the Parent Disclosure Schedules, in each case as set forth therein, in connection with the Transactions, (iii) use reasonable best efforts to take, or cause to be taken, and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as practicable the Transactions, including using reasonable best efforts to obtain all material approvals of Governmental Authorities that any of GG, Parent, ListCo, the Company or their respective Affiliates are required to obtain in order to consummate the Transactions; provided that in no event shall GG, Parent, ListCo, the Company or any of their respective Affiliates be obligated to bear any expense, pay any fee (except as set forth in the last sentence of Section 8.02(b), and excluding any expenses or fees payable to the SEC in connection with the Transactions, including the Registration Statement/Proxy Statement) or grant any concession in connection with obtaining any such approvals, and that each Party shall bear its out-of-pocket costs and expenses in connection with obtaining any such approvals and (iv) take such other action as may reasonably be necessary or as any other Party may reasonably request to satisfy the conditions of the other Parties set forth in Article IX or otherwise to comply with this Agreement.

(b) Each Party shall promptly inform the other Parties of any substantive communication between itself and any Governmental Authority regarding any of the Transactions. Without limiting the foregoing, no Party shall, and each Party shall cause its Affiliates not to, enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior consent of the other Parties. In connection with obtaining any such approvals, nothing in this Section 8.02 obligates any Party or any of its Affiliates to agree to, and Parent, with respect to the Company and its Subsidiaries, shall not without GG’s written consent, agree with any Governmental Authority to (i) sell, license or otherwise dispose of, or hold separate or agree to sell, license or otherwise dispose of, any entities, assets or facilities of the Company or any of its Subsidiaries or any entity, facility or asset of GG and any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations of any Party or any of its Affiliates, (iii) amend, assign or terminate existing licenses or other Contracts of any Party or any of its Affiliates or (iv) enter into new licenses or other Contracts in respect of any Party or any of its Affiliates. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with such other Parties’ prior written consent (not to be unreasonably withheld, conditioned or delayed). Except to the extent otherwise constituting a Company Transaction Expense hereunder, whether or not the Transactions are consummated, Parent and GG shall each be responsible for 50% of the filing fees paid or payable to any Governmental Authority (including filing fees under the HSR Act or any other applicable Law) in connection with the Transactions other than filing fees under the HSR Act for the acquisitions by PIPE Investors for the PIPE Investment or Earn Out Holders for the Earn Out Shares (which shall be the sole responsibility of the PIPE Investors or Earn Out Holders, as appropriate).

(c) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Parties shall give legal counsel for the other Parties a reasonable opportunity to review in advance, and shall consider in good faith the views of the other in connection with, any proposed material written communication to any Governmental Authority relating to the Transactions. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person, videoconference, or by telephone with any Governmental Authority in connection with the Transactions unless, to the extent not prohibited by such Governmental Authority, it consults with the other Parties in advance. Notwithstanding the foregoing, any materials shared may be redacted before being provided to the other Parties (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to avoid disclosure of other competitively sensitive information or to address reasonable privilege or confidentiality concerns.

(d) Without limiting the foregoing, GG, Parent, Polestar Singapore, Polestar Sweden and ListCo shall use reasonable best efforts to (i) consummate the transactions contemplated by the Subscription Agreements and the VCC Preference Subscription Agreement on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and the VCC Preference Subscription Agreement, (ii) satisfy on a timely basis all conditions and perform in all material respects all covenants applicable to them in the Subscription Agreements and the VCC Preference Subscription Agreement and otherwise comply with their obligations thereunder, (iii) in the event that all conditions in the Subscription Agreements and the

VCC Preference Subscription Agreement (other than conditions whose satisfaction is controlled by the Parties or their Affiliates and other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions at Closing) have been satisfied, consummate the transactions contemplated by the Subscription Agreements and the VCC Preference Subscription Agreement at the time contemplated hereby, (iv) confer with each other regarding scheduling of the Closing Date (as defined in the Subscription Agreements and the VCC Preference Subscription Agreement), (v) deliver notices to counterparties to the Subscription Agreements and the VCC Preference Subscription Agreement at least five (5) Business Days prior to the Closing to cause them to fund their obligations at least two (2) Business Days prior to the date that the Closing is scheduled to occur hereunder and (vi) enforce their rights, as applicable, under the Subscription Agreements and the VCC Preference Subscription Agreement in the event that all conditions in the Subscription Agreements and the VCC Preference Subscription Agreement (other than conditions whose satisfaction is controlled by the Parties or any of their Affiliates and other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions of Closing) have been satisfied, to cause (A) each PIPE Investor to pay the subscription price set forth in its PIPE Subscription Agreement, (B) Sponsor to pay the subscription price set forth in the Sponsor Subscription Agreement, (C) Snita to pay the subscription price set forth in the VCC PIPE Subscription Agreement and (D) Snita to pay the subscription price set forth in the VCC Preference Subscription Agreement.

Section 8.03 Registration Statement/Proxy Statement; GG Special Meeting; GG Warrantholder Approval.

(a) Registration Statement/Proxy Statement.

(i) As promptly as practicable (and, in any event, within thirty (30) Business Days following the delivery of the Closing Company Financial Statements) following the date of this Agreement, GG, ListCo, the Company and Parent shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Parties), and ListCo shall file with the SEC, the Registration Statement/Proxy Statement. Each of GG, ListCo, the Company and Parent shall use its reasonable best efforts to (A) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to Parent, the provision of financial statements for the Company and its Subsidiaries for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC), (B) promptly notify the other Parties of, reasonably cooperate with each other Party with respect to and respond promptly to, any comments of the SEC or its staff, (C) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC and (D) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. Without limiting the generality of the foregoing, Parent, ListCo, the Company and GG shall reasonably cooperate in connection with the preparation for inclusion in the Registration Statement/Proxy Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required for the Registration Statement/Proxy Statement.

(ii) GG, on the one hand, and Parent, the Company, ListCo and Merger Sub, on the other hand, shall promptly furnish to the other all information concerning such Party (including with respect to the Company, information concerning itself and its Subsidiaries) and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 8.03(a) or for including in any other statement, filing, notice or application made by or on behalf of GG or ListCo to the SEC or the Stock Exchange in connection with the Transactions, including delivering customary Tax representation letters to counsel to enable counsel to deliver any Tax opinions requested or required by the SEC or to be submitted in connection therewith as described in Section 8.06(a). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (A) such Party shall promptly inform, in the case of GG, Parent, the Company and ListCo, or, in the case of Parent, the Company, ListCo or Merger Sub, GG, thereof, (B) such Party shall prepare and mutually agree upon with, in the case of GG, Parent, the Company and ListCo, or, in the case of Parent, the Company, ListCo or Merger Sub, GG (such agreement not to be unreasonably withheld, conditioned or delayed by any Party), an amendment or supplement to the Registration Statement/Proxy Statement, (C) ListCo shall file such mutually agreed upon amendment or supplement with the SEC and (D) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing GG Holders. Parent shall promptly advise GG of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of ListCo Class A Shares for offering or sale in any jurisdiction, and each of GG and ListCo shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(iii) Each of the Parties shall use its reasonable best efforts to ensure that none of the information related to such Party (including with respect to the Company, information related to itself and its Subsidiaries) or any of such Party’s Representatives, supplied by such Party or on such Party’s behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement shall, at the time the Registration Statement/Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) GG Special Meeting. As promptly as practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act and, in any event within forty-five (45) days of the effectiveness of the Registration Statement/Proxy Statement, GG shall (a) duly give notice of a meeting of the GG stockholders (the “Special Meeting”), (b) cause the Registration Statement/Proxy Statement to be mailed to the GG stockholders and (c) duly convene and hold the Special Meeting, in each case, in accordance with the Governing Documents of GG and applicable Law, for the purposes of obtaining the Required GG Stockholder Approval and, if applicable, any approvals related thereto and providing its stockholders with the opportunity to elect to effect the GG Stockholder Redemptions. GG shall, through the GG Board, recommend to its stockholders except as permitted by Section 7.07(b), (i) the GG Recommendation, and include such recommendation in the Registration Statement/Proxy Statement (the “Business Combination Proposal”), (ii) the adoption and approval of any other proposals as either the SEC or Stock Exchange (or the respective staff members thereof) may indicate are necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto, and of any other proposals reasonably agreed by GG, ListCo, the Company and Parent as necessary or appropriate in connection with the consummation of the Transactions and (iii) the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (iii) together, the “Transaction Proposals”); provided that GG may postpone or adjourn the Special Meeting (A) to solicit additional proxies for the purpose of obtaining the Required GG Stockholder Approval, (B) for the absence of a quorum or (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that GG has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing GG Holders prior to the Special Meeting; provided, further, that in no event shall GG adjourn the Special Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date more than thirty (30) Business Days after the original date of the Special Meeting or, without the consent of Parent, to a date that is beyond the Termination Date.

(c) GG Warrantholder Approval. As promptly as reasonably practicable following the date of this Agreement, GG, ListCo, the Company and Parent shall, in accordance with the terms and pursuant to the documentation and timing to be mutually agreed upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Parties), solicit the Requisite GG Warrantholders Approval. In the event that the Requisite GG Warrantholder Approval is obtained prior to the Effective Time, the treatment of the GG Warrants at the Effective Time shall be governed by Section 2.01(b)(vi)(3). In the event that the Requisite GG Warrantholder Approval is not obtained prior to the Effective Time, the treatment of the GG Warrants at the Effective Time shall be governed by Section 2.01(b)(vi)(4). GG shall obtain the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) prior to incurring any third-party fees (other than outside legal counsel) in connection with obtaining the Requisite GG Warrantholder Approval.

Section 8.04 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub shall not, and shall cause their Representatives not to, directly or indirectly, (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), knowingly facilitate (including by commencing due diligence), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Alternate Transaction, (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Alternate Transaction, (iii) enter into any Contract or other arrangement or understanding regarding a Company Alternate Transaction, (iv) make any filings with the SEC in connection with a public offering of any Equity

Securities or other securities of the Company (or any Affiliate or successor of the Company) or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person (other than GG) to do or seek to do any of the foregoing or seek to circumvent this Section 8.04(b) or further a Company Alternate Transaction. Each of Parent, ListCo, Polestar Singapore and Polestar Sweden, also agree that, promptly following the execution of this Agreement, it shall, and shall cause each of its Subsidiaries to and shall use its reasonable best efforts to cause its and their Representatives to, (A) cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) conducted prior to the execution of this Agreement in connection with any Company Alternate Transaction or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Company Alternate Transaction and (B) terminate access to any physical or electronic data room maintained by or on behalf of Parent, the Company or any of its Subsidiaries and instruct each Person that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring Parent or the Company to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, GG shall not, and shall cause its Representatives not to, directly or indirectly (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), knowingly facilitate (including by commencing due diligence), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to an GG Alternate Transaction, (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a GG Alternate Transaction, (iii) enter into any Contract or other arrangement or understanding regarding a GG Alternate Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person (other than the Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub) to do or seek to do any of the foregoing or seek to circumvent this Section 8.04(b) or further a GG Alternate Transaction. GG agrees that, promptly following the execution of this Agreement, it shall, and shall cause its Representatives (in each such Person’s capacity as a Representative of GG) to, (A) cease any solicitations, discussions or negotiations related to any GG Alternate Transaction with any Person (other than the Parties and their respective Representatives) conducted prior to the execution of this Agreement in connection with any GG Alternate Transaction or any inquiry or request for information that could reasonably be expected to lead to, or result in, a GG Alternate Transaction and (B) instruct each Person that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of a GG Alternate Transaction to return or destroy all confidential information furnished to such Person by or on behalf of GG or any of its Representatives prior to the date hereof.

Section 8.05 Tax Matters.

(a) Save as otherwise expressly provided herein, each Party shall pay its transfer, documentary, sales, use, stamp, registration, VAT or other similar Taxes incurred in connection with the Transactions as required by applicable Law. Each Party shall also, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, ListCo, the Company, GG or Parent shall join in the execution of any such Tax Returns.

(b) The Parties intend that for U.S. federal (and applicable state and local) income Tax purposes the Merger, together with the Pre-Closing Consolidation, Sponsor Investment, VCC PIPE Investment, PIPE Investment and the issuance of the VCC Preference Shares, shall qualify for the U.S. Intended Tax Treatment. Each Party shall, and each Party shall cause its respective Affiliates to use best efforts to cause the Merger and the Pre-Closing Consolidation, Sponsor Investment, VCC PIPE Investment, PIPE Investment and the issuance of VCC Preference Shares to qualify for the U.S. Intended Tax Treatment. Each Party shall file all Tax Returns relating to U.S. federal (and applicable state and local) income Tax consistent with, and no Party shall take any position for purposes of U.S. federal (and applicable state and local) income Tax inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the U.S. Intended Tax Treatment by any Governmental Authority.

(c) If, in connection with the preparation and filing of the Registration Statement/Proxy Statement, the SEC requests or requires that Tax opinions be prepared and submitted in such connection, GG, the Company, ListCo and Parent, as applicable shall use commercially reasonable efforts to deliver to Weil, Gotshal & Manges LLP (“Weil”) (or such other reputable law or accounting firm with expertise in U.S. federal income Tax matters mutually agreed by GG and Parent (an “Alternative Advisor”)) customary Tax representation letters satisfactory to Weil (or such Alternative Advisor, as the case may be) dated and executed as of the date the Registration Statement/Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement/Proxy Statement, and, if required, Weil (or such Alternative Advisor, as applicable) shall furnish an opinion to GG, subject to customary assumptions and limitations, to the effect that the U.S. Intended Tax Treatment should apply to the Transactions.

(d) At or no more than thirty (30) days prior to the Closing, GG shall deliver to ListCo a duly executed certificate and notice in compliance with Treasury Regulations Section 1.1445-2(c) and 1.897-2(h), certifying that GG is not, and has not been at any time during the five (5) year period ending on the Closing Date, a U.S. real property holding corporation within the meaning of 897(c)(2) of the Code and the Treasury Regulations thereunder. After the Closing Date, GG shall mail the notice referred to above to the IRS within the time frame provided in Treasury Regulations Section 1.897-2(h)(2)(v).

Section 8.06 Confidentiality; Access to Information; Publicity.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are hereby incorporated herein by reference mutatis mutandis and shall apply to such disclosures.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, Parent, ListCo and the Company shall provide, or cause to be provided, to GG and its Representatives during normal business hours reasonable access to the directors, officers, books, records and properties of the Company and its Subsidiaries (in a manner so as to not interfere with the normal business operations of the Company and its Subsidiaries); provided that such access shall not include any environmental sampling, monitoring, testing or other surface, subsurface or invasive investigation, assessment or analysis of soil, groundwater, building materials, air or other environmental media, and such access may be limited by Parent, ListCo, the Company or any of their respective Subsidiaries, as applicable, in response to COVID-19 Measures to the extent reasonably necessary (i) to protect the health and safety of the managers, officers, directors, partners, members, equityholders, employees, advisors, consultants, agents or other Representatives, or customers, lessors, suppliers, vendors or other commercial partners of the Company or any of its Subsidiaries or (ii) in order to comply with any applicable COVID-19 Measures (provided that, in case of each of clauses (i) and (ii), Parent shall, and shall cause ListCo, the Company and their respective Subsidiaries to, use reasonable best efforts to provide (x) such access as can reasonably be provided (or otherwise convey such information regarding the applicable matter as can reasonably be conveyed, including through remote communication) or (y) such information, in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Notwithstanding the foregoing, Parent, ListCo, the Company and their respective Subsidiaries shall not be required to provide to GG or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which Parent, ListCo, the Company or any of their respective Subsidiaries is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of Parent, ListCo, the Company or any of their respective Subsidiaries with respect to confidentiality, nondisclosure or privacy or (D) jeopardize protections afforded to Parent, ListCo, the Company or any of their respective Subsidiaries under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (D), Parent shall use reasonable best efforts to provide, or cause ListCo, the Company or their respective Subsidiaries to provide, (1) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (2) such information in a manner without violating such privilege, doctrine, Contract, obligation or Law) or (ii) if Parent, ListCo the Company or any of their respective Subsidiaries, on the one hand, and GG or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Parent shall, in the case of clause (i) or (ii), as promptly as practicable provide written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, GG shall provide, or cause to be provided, to Parent, ListCo, the Company and their respective Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of GG (in a manner so as to not interfere with the normal business operations of GG); provided that such access may be limited by GG, in response to COVID-19 Measures to the extent reasonably necessary (i) to protect the health and safety of the GG and its managers, officers, directors, partners, members, equityholders, employees, advisors, consultants, agents or other Representatives, or customers, lessors, suppliers, vendors or other commercial partners or (ii) in order to comply with any applicable COVID-19 Measures (provided that, in case of each of clauses (i) and (ii), GG shall use reasonable best efforts to provide (i) such access as can reasonably be provided (or otherwise convey such information regarding the applicable matter as can reasonably be conveyed, including through remote communication) or (ii) such information, in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Notwithstanding the foregoing, GG shall not be required to provide to Parent, ListCo, the Company or any of their respective Representatives any information (i) if and to the extent doing so would (A) violate any Law to which GG is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of GG with respect to confidentiality, nondisclosure or privacy or (D) jeopardize protections afforded to GG under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (D), GG shall use reasonable best efforts to provide (1) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (2) such information in a manner without violating such privilege, doctrine, Contract, obligation or Law) or (ii) if GG, on the one hand, and Parent, ListCo, the Company or any of their respective Subsidiaries or Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that GG shall, in the case of clause (i) or (ii), as promptly as practicable provide written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(d) None of Parties or any of their respective Affiliates shall issue any press release or make any public announcement or other communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of, prior to the Closing, Parent and GG or, after the Closing, ListCo and Sponsor, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that each Party, Sponsor and their respective Representatives may issue or make, as applicable, any such press release, public announcement or other communication (i) if such press release, public announcement or other communication is required by applicable Law, in which case, (A) prior to the Closing, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (1) if the disclosing Person is GG or a Representative of GG, reasonably consult with Parent in connection therewith and provide Parent with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith or (2) if the disclosing Party is Parent, ListCo, the Company or any of their respective Representatives, reasonably consult with GG in connection therewith and provide GG with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith or (B) after the Closing, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (1) if the disclosing Person is Sponsor or a Representative of Sponsor, reasonably consult with ListCo in connection therewith and provide ListCo with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith and (2) if the disclosing Person is ListCo or a Representative thereof, reasonably consult with Sponsor in connection therewith and provide Sponsor with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith, (ii) to the extent such press release, public announcement or other communication contains only information previously disclosed in accordance with this Section 8.06(d) and (iii) to Governmental Authorities in connection with any consents required to be made under this Agreement, the other Transaction Documents or in connection with the Transactions.

(e) The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form agreed by Parent and GG prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement on the day thereof or the first Business Day immediately thereafter. Promptly after the execution of this Agreement, GG shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which Signing Filing shall be mutually agreed upon by Parent and GG. The Company, on the one hand, and GG, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either Parent or GG, as applicable) a press release announcing the consummation of the Transactions (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by GG and Parent prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), ListCo shall file a current report on Form 8-K (the “Closing Filing”) with a description of the Closing as required by Securities Laws, which Closing Filing shall be mutually agreed upon by Parent and GG prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either Parent or GG, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders and such other matters as may be reasonably necessary for such press release or filing.

Section 8.07 Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement, the other Transaction Documents and the Transactions.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.01 Conditions to Obligations of the Parties. The obligations of the Parties to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) the expiration or termination of the applicable waiting period (and any extension thereof) under the HSR Act relating to the Transactions shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b) no Law or other legal restraint or prohibition issued by any court of competent jurisdiction or other Governmental Authority preventing the consummation of the Transactions shall be in effect;

(c) the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC and remain in effect with respect to the Registration Statement/Proxy Statement;

(d) the Required GG Stockholder Approval shall have been obtained;

(e) the Required Parent Shareholder Approval shall have been obtained;

(f) after completion of the GG Stockholder Redemptions and prior to the Closing, GG shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(g) the ListCo Class A ADSs that constitute the GG Share Consideration and ListCo Class A ADSs that are issued in connection with the PIPE Investment shall have been approved for listing on the Stock Exchange;

(h) the ListCo AD Warrants or the ListCo Class C-1 ADSs, as applicable, shall have been approved for listing on the Stock Exchange; and

(i) the ListCo Board shall have a number of directors and composition of directors determined in accordance with Section 8.01 as of the Closing.

Section 9.02 Additional Conditions to the Obligations of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub. The obligation of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by Parent of the following further conditions:

(a) (i) the GG Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in the first sentence of Section 5.04(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representation and warranty set forth in Section 5.15(a) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date and (iv) the other representations and warranties of GG in Article V (other than the GG Fundamental Representations and the representations and warranties set forth in the first sentence of Section 5.04(a) and Section 5.15(a)) shall be true and correct (without giving effect to any limitations as to “materiality” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a GG Material Adverse Effect;

(b) the covenants and agreements of GG contained in this Agreement to be performed prior to the Closing shall have been performed in all material respects;

(c) the Aggregate Cash Amount shall be no less than $950,000,000, prior to the payment of any unpaid or contingent liabilities and fees and expenses of GG (including, as applicable, any GG Transaction Expenses) as of the Closing; and

(d) GG shall have delivered, or caused to be delivered, to the Company, ListCo and Parent a certificate, duly executed by an authorized officer of GG, dated as of the Closing Date, to the effect that the conditions specified in Section 9.02(a) and Section 9.02(b) are satisfied.

Section 9.03 Additional Conditions to Obligations of GG. The obligations of GG to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by GG of the following further conditions:

(a) (i) the Parent and Company Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in the first sentence of Section 3.04(a), Section 4.04(a) and the first sentence of Section 4.04(b) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.19(a) and Section 4.10 shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date and (iv) the representations and warranties of the Company, ListCo and Merger Sub set forth in Article III and Article IV (other than the Parent and Company Fundamental Representations, the representations and warranties set forth in Section 3.19(a), Section 4.10, the first sentence of Section 3.04(a), Section 4.04(a) and the first sentence of Section 4.04(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a Company Material Adverse Effect;

(b) the covenants and agreements of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub contained in this Agreement to be performed prior to the Closing shall have been performed in all material respects;

(c) the Pre-Closing Reorganization shall have been completed; and

(d) Parent shall have delivered, or caused to be delivered, to GG a certificate duly executed by an authorized officer of Parent, dated as of the Closing Date, to the effect that the conditions specified in Section 9.03(a) and Section 9.03(b) are satisfied.

Section 9.04 Frustration of Conditions. None of Parent, Polestar Singapore, Polestar Sweden, ListCo or Merger Sub may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was proximately caused by Parent, Polestar Singapore, Polestar Sweden, ListCo or Merger Sub’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 8.02, or another breach by any such Party of this Agreement. GG may not rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was proximately caused by GG’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 8.02, or another breach by GG of this Agreement.

ARTICLE X

TERMINATION

Section 10.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Parent and GG;

(b) by written notice to Parent from GG, if any of the representations or warranties set forth in Article III or Article IV shall not be true and correct or if Parent, Polestar Singapore, Polestar Sweden, ListCo or Merger Sub have failed to perform any covenant or agreement on the part of Parent, Polestar Singapore, Polestar Sweden, ListCo or Merger Sub set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to Parent by GG and (ii) the Termination Date; provided, however, that GG is not then in material breach of this Agreement;

(c) by written notice to GG from Parent, if any of the representations or warranties set forth in Article V shall not be true and correct or if GG has failed to perform any covenant or agreement on the part of GG set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to GG and (ii) the Termination Date; provided, however, that none of Parent, Polestar Singapore, Polestar Sweden, ListCo or Merger Sub are then in material breach of this Agreement;

(d) by either GG or Parent, if the Transactions shall not have been consummated on or prior to May 27, 2022 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(d) shall not be available to (i) GG if GG’s breach of any of its covenants or obligations under this Agreement shall have been the primary cause of the failure to consummate the Transactions on or before the Termination Date or (ii) Parent if Parent’s, Polestar Singapore’s, Polestar Sweden’s, ListCo’s or Merger Sub’s breach of any of its covenants or obligations under this Agreement shall have been the primary cause of the failure to consummate the Transactions on or before the Termination Date;

(e) by either GG or Parent, if any Governmental Authority shall have issued a Governmental Order or taken any other action enjoining, restraining or otherwise prohibiting the Transactions and such Governmental Order or other action shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(e) shall not be available to (i) GG if GG’s breach of any of its covenants or obligations under Section 8.02 shall have been the primary cause of the entry of such Governmental Order or (ii) Parent if Parent’s breach of any of its covenants or obligations under Section 8.02 shall have been the primary cause of the entry of such Governmental Order;

(f) by GG, if the Required Parent Shareholder Approval has not been delivered to GG within twenty-four (24) hours after the execution of this Agreement; or

(g) by either GG or Parent, if the Special Meeting has been held (including any adjournment or postponement thereof) and has concluded, and the Pre-Closing GG Holders have duly voted and the Required GG Stockholder Approval was not obtained.

Section 10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02 or Section 11.14, in the event of the termination of this Agreement pursuant to Section 10.01, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties) with the exception of (a) Section 6.02 (No Claim Against the Trust Account), Section 8.06 (Confidentiality; Access to Information; Publicity), this Section 10.02 (Effect of Termination), Article XI (Miscellaneous) and Section 1.01 (Definitions) (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 10.01 shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Actual Fraud with respect to the representations and warranties in Article III, Article IV and Article V.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Waiver. No (a) extension of time for the performance of any of the obligations or other acts of a Party set forth herein may be granted or (b) provision of this Agreement may be waived, as applicable, unless such extension or waiver, as applicable, is in writing and signed by or on behalf of the Party or Parties granting such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 11.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to GG:

Gores Guggenheim, Inc.

6260 Lookout Rd

Boulder, CO 80301

Attn: Andrew McBride

Email: amcbride@gores.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

Attn: Kyle C. Krpata, James R. Griffin

Email: kyle.krpata@weil.com, james.griffin@weil.com

(b)	If to Parent, the Company, ListCo, Merger Sub or the Surviving SPAC:

Polestar Automotive Holding Limited

27/F, Baiyulan Square, No. 501 Dong Da Ming Road,

Shanghai, China

Attn: Yaru Li (李亚茹)

Email: yaru.li@polestar.com

with a copy (which shall not constitute notice) to:

c/o Polestar Legal

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

Email: Legal@polestar.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Eric L. Schiele, P.C., David B. Feirstein, P.C., Marshall Shaffer, P.C.

Email: eric.schiele@kirkland.com, david.feirstein@kirkland.com, marshall.shaffer@kirkland.com or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 11.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties and any such assignment without such prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 11.04 Rights of Third Parties. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 6.03 and Section 6.04, the last two sentences of this Section 11.04, Section 11.15 and Section 11.16, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Sponsor shall be an express third-party beneficiary of Section 7.05 and Section 8.01. Legal counsel identified in Section 11.18 shall be express third-party beneficiaries of Section 11.18.

Section 11.05 Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the other Transaction Documents and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, Parent shall pay, or cause to be paid, all unpaid Company Transaction Expenses and GG shall pay, or cause to be paid, all unpaid GG Transaction Expenses and (b) if the Closing occurs, then ListCo shall pay, or cause to be paid, all unpaid GG Transaction Expenses up to an amount equal to the GG Transaction Expenses Cap and all unpaid Company Transaction Expenses.

Section 11.06 Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of, or relating to, any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) or the Transactions, shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.08 Exhibits and Schedules. All Exhibits and Schedules or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in Sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Parent Disclosure Schedules or in the GG Disclosure Schedules corresponding to any Section or subsection of Article III or Article IV (in the case of the Parent Disclosure Schedules) or Article V (in the case of the GG Disclosure Schedules) shall be deemed to have been disclosed with respect to every other Section and subsection of Article III or Article IV (in the case of the Parent Disclosure Schedules) or Article V (in the case of the GG Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article III, Article IV or Article V may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 11.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the other Transaction Documents and that certain Confidentiality Agreement in effect between Polestar Performance AB (together with its Subsidiaries) and GG (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 11.10 Amendments. This Agreement may be amended or modified only by a written agreement executed and delivered by GG, on the one hand, and Parent, ListCo, Polestar Singapore and Polestar Sweden, on the other hand. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 11.10 shall be void ab initio.

Section 11.11 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 11.12 Jurisdiction. Any Proceeding based upon, arising out of, or relating to, this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the Parties irrevocably (a) submits to the exclusive jurisdiction of each such court in any such Proceeding, (b) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum in such courts, (c) agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court and (d) agrees not to bring any Proceeding based upon, arising out of or relating to, this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 11.12.

Section 11.13 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, PROCEEDING OR CAUSE OF ACTION BASED UPON, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT OR THE TRANSACTIONS, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, PROCEEDING OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

Section 11.14 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) or any other Transaction Document in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any other Transaction Document and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement or any other Transaction Document and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it shall not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any other Transaction Document and to enforce specifically the terms and provisions of this Agreement or any other Transaction Document in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction.

Section 11.15 Non-Recourse. Subject in all respects to the last sentence of this Section 11.15, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or relating to, this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Parent, Polestar Singapore, Polestar Sweden, GG, ListCo or Merger Sub under this Agreement of or for any claim based upon, arising out of, or relating to, this Agreement or the Transactions. Notwithstanding the foregoing, nothing in this Section 11.15 shall limit, amend or waive any rights or obligations of any party to any other Transaction Document with respect to the other parties thereto.

Section 11.16 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall survive the Closing, and all of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall terminate and expire upon the occurrence of the Closing (and there shall be no Liability after the Closing in respect thereof), in each case, except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing, and then only with respect to any breaches occurring at or after the Closing and (b) this Article XI, which, in each case, shall surviving the Closing .

Section 11.17 Acknowledgements.

(a) Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation, (ii) the representations and warranties of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub in Article III and Article IV constitute the sole and exclusive representations and warranties of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub in connection with the Transactions, (iii) the representations and warranties of GG in Article IV constitute the sole and exclusive representations and warranties of GG in connection with the Transactions, (iv) except for the representations and warranties of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub in Article III and Article IV and the representations and warranties of GG in Article IV, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries (including, for the avoidance of doubt, the Company and its Subsidiaries)), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of such Party or its Subsidiaries (including, for the avoidance of doubt, the Company and its Subsidiaries) or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (A) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries (including, for the avoidance of doubt, the Company and its Subsidiaries)) and (B) relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries (including, for the avoidance of doubt, the Company and its Subsidiaries)), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets (including, for the avoidance of doubt, the assets of the Company and its Subsidiaries)) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries (including, for the avoidance of doubt, the Company and its Subsidiaries)) and (v) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the representations and warranties of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub in Article III and Article IV and the representations and warranties of GG in Article IV. Except as otherwise expressly set forth in this Agreement, GG understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is,” “where is” and subject to and except for the representations and warranties of Parent, Polestar Singapore, Polestar Sweden, ListCo and Merger Sub in Article III and Article IV or as provided in any certificate delivered in accordance with Section 9.03(d) with all faults and without any other representation or warranty of any nature whatsoever. Nothing in this Section 11.17(a) shall relieve any Party of liability in the case of Actual Fraud committed by such Party.

(b) Effective upon Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Proceedings and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries (including, for the avoidance of doubt, the Company and its Subsidiaries) or their respective businesses prior to the Closing or relating to the subject matter of this Agreement, the Schedules or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign Law or otherwise (including any Proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or any other Environmental Laws). Each Party acknowledges and agrees that it shall not assert, institute or maintain any Proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 11.17. Notwithstanding anything herein to the contrary, nothing in this Section 11.17(b) shall preclude any Party from seeking any remedy for Actual Fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in Article III, Article IV or Article V (as applicable). Each Party shall have the right to enforce this Section 11.17 on behalf of any Person that would be benefitted or protected by this Section 11.17 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 11.17 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the transactions that are contemplated by this Agreement, including any other Transaction Document.

Section 11.18 Conflicts and Privilege.

(a) GG, ListCo, Polestar Singapore, Polestar Sweden, and Parent, on behalf of their respective successors and assigns (including, after the Closing, the Surviving SPAC), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (i) Sponsor, the former shareholders or holders of other equity interests of GG or stockholders or holders of other equity interests of Sponsor and/or any of the foregoing persons respective directors, members, partners, officers, employees or Affiliates (other than ListCo, Polestar Singapore and Polestar Sweden,) (collectively, the “GG Group”), on the one hand, and (ii) ListCo, Polestar Singapore, Polestar Sweden and/or any member of the Parent Group, on the other hand, any legal counsel, including Weil, that represented GG and/or Sponsor prior to the Closing may represent Sponsor and/or any member of the GG Group in such dispute even though the interests of such Persons may be directly adverse to ListCo or the Surviving SPAC, and even though such counsel may have represented ListCo and/or the Surviving SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for ListCo, Polestar Singapore, Polestar Sweden or the Surviving SPAC and/or the Sponsor. GG, ListCo, Polestar Singapore and Polestar Sweden, on behalf of their respective successors and assigns (including, after the Closing, the Surviving SPAC), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding based upon, arising out of, or relating to, this Agreement, any other Transaction Document or the Transactions) between or among Sponsor and/or any other member of the GG Group, on the one hand, and Weil, on the other hand (the “Weil Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the GG Group after the Closing, and shall not pass to or be claimed or controlled by ListCo, Polestar Singapore and/or

Polestar Sweden. Notwithstanding the foregoing, any privileged communications or information shared by ListCo, Polestar Singapore or Polestar Sweden prior to the Closing with GG or Sponsor under a common interest agreement shall remain the privileged communications or information of Polestar Singapore, Polestar Sweden and/or ListCo. ListCo, Polestar Singapore and Polestar Sweden, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Weil Privileged Communications, whether located in the records or email server of ListCo, Polestar Singapore, Polestar Sweden, the Surviving SPAC or their respective Subsidiaries, in any Proceeding against or involving any of the Parties after the Closing, and ListCo, Polestar Singapore and Polestar Sweden agree not to assert that any privilege has been waived as to the Weil Privileged Communications, by virtue of the Transactions.

(b) GG, ListCo, Polestar Singapore, Polestar Sweden and Parent, on behalf of their respective successors and assigns (including, after the Closing, the Surviving SPAC), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (i) Parent, the former shareholders or holders of other equity interests of Parent and/or any of the foregoing persons respective directors, members, partners, officers, employees or Affiliates (other than ListCo, Polestar Singapore and Polestar Sweden,) (collectively, the “Parent Group”), on the one hand, and (ii) ListCo, Polestar Singapore, Polestar Sweden and/or any member of the GG Group, on the other hand, any legal counsel, including Kirkland & Ellis LLP (“Kirkland”) that represented ListCo, Parent, Polestar Singapore or Polestar Sweden prior to the Closing may represent any member of the Parent Group in such dispute even though the interests of such Persons may be directly adverse to ListCo, Polestar Singapore or Polestar Sweden, and even though such counsel may have represented ListCo, Polestar Singapore and/or Polestar Sweden in a matter substantially related to such dispute, or may be handling ongoing matters for ListCo, Polestar Singapore and/or Polestar Sweden. GG, ListCo, Polestar Singapore and Polestar Sweden, on behalf of their respective successors and assigns (including, after the Closing, the Surviving SPAC), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding based upon, arising out of, or relating to, this Agreement, any other Transaction Document or the Transactions) between or among Parent, Polestar Singapore, Polestar Sweden and/or ListCo and/or any other member of the Parent Group, on the one hand, and Kirkland, on the other hand (the “Kirkland Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the Parent Group after the Closing, and shall not pass to or be claimed or controlled by ListCo, Polestar Singapore and/or Polestar Sweden. Notwithstanding the foregoing, any privileged communications or information shared by GG prior to the Closing with Polestar Singapore, Polestar Sweden and/or ListCo under a common interest agreement shall remain the privileged communications or information of Polestar Singapore, Polestar Sweden and/or ListCo. ListCo, Polestar Singapore and Polestar Sweden, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Kirkland Privileged Communications, whether located in the records or email server of ListCo, Polestar Singapore, Polestar Sweden, the Surviving SPAC or their respective Subsidiaries, in any Proceeding against or involving any of the Parties after the Closing, and ListCo, Polestar Singapore and Polestar Sweden agree not to assert that any privilege has been waived as to the Kirkland Privileged Communications, by virtue of the Transactions.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

GORES GUGGENHEIM, INC.

By:	/s/ Mark Stone
Name:	Mark Stone
Title:	Chief Executive Officer

PAH UK MERGER SUB INC.

By:	/s/ Jan Mikael Alkmark
Name:	Jan Mikael Alkmark
Title:	Director

POLESTAR AUTOMOTIVE HOLDING LIMITED

By:	/s/ Lars Danielson
Name:	Lars Danielson
Title:	Director

POLESTAR AUTOMOTIVE (SINGAPORE) PTE. LTD.

By:	/s/ Zhang Yi Ian
Name:	Zhang Yi Ian
Title:	Director

POLESTAR HOLDING AB

By:	/s/ Zhang Yi Ian
Name:	Zhang Yi Ian
Title:	Director

POLESTAR HOLDING AB

By:	/s/ Anna Rudensjö
Name:	Anna Rudensjö
Title:	Director

[Signature Page to Business Combination Agreement]

POLESTAR AUTOMOTIVE HOLDING UK LIMITED

By:	/s/ Jan Mikael Alkmark
Name:	Jan Mikael Alkmark
Title:	Director

[Signature Page to Business Combination Agreement]

EXHIBIT A

Form of

Parent Lock-Up Agreement

[Intentionally Omitted]

[Exhibit A to Business Combination Agreement]

EXHIBIT B

Form of

Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement

[Intentionally Omitted]

[Exhibit B to Business Combination Agreement]

EXHIBIT C

Form of

Registration Rights Agreement

[Intentionally Omitted]

[Exhibit C to Business Combination Agreement]

EXHIBIT D

Form of

Parent Shareholders Acknowledgement

ACKNOWLEDGEMENT AGREEMENT TO THE

SHAREHOLDERS AGREEMENT

This ACKNOWLEDGEMENT AGREEMENT TO THE SHAREHOLDERS AGREEMENT (this “Agreement”) is entered into on September 27, 2021 by and among:

(1) VOLVO CAR CORPORATION (沃尔沃汽车公司), a company incorporated under the laws of Sweden;

(2) SNITA HOLDING B.V., a company wholly owned by Volvo and incorporated under the laws of Netherlands;

(3) 浙江吉利控股集团有限公司 (ZHEJIANG GEELY HOLDING GROUP CO., LTD.), a limited liability company incorporated under the laws of PRC;

(4) PSD INVESTMENT LIMITED, a company incorporated under the laws of the British Virgin Islands;

(5) PSINV AB, a company duly incorporated and existing under the laws of Sweden;

(6) GLY NEW MOBILITY 1. LP, an exempted limited partnership established under the laws of the Cayman Islands;

(7) NORTHPOLE GLY 1 LP, an exempted limited partnership established under the laws of the Cayman Islands;

(8) 淄博市財金控股集團有限公司 ZIBO FINANCIAL HOLDING GROUP CO., LTD, a limited liability company incorporated under the laws of PRC;

(9) 淄博高新产业投资有限公司 ZIBO HIGH-TECH INDUSTRIAL INVESTMENT CO., LTD., a limited liability company incorporated under the laws of PRC;

(10) 重庆承星股权投资基金合伙企业（有限合伙）, a limited partnership incorporated under the laws of PRC;

(11) POLESTAR AUTOMOTIVE HOLDING LIMITED 極星汽車控股有限公司, a private company limited by shares incorporated under the laws of Hong Kong (“Company”); and

(12) POLESTAR AUTOMOTIVE HOLDING UK LIMITED, a limited company incorporated under the laws of England and Wales (“ListCo”),

each a “Party” and collectively, the “Parties”.

RECITALS

WHEREAS:

(1) The Parties, other than ListCo, entered into that certain shareholders agreement on 20 January 2021 (the “Original Shareholders Agreement”) in respect of the operation and management of the Company and certain shareholder rights and other matters set forth therein, and on 8 June 2021 entered into a supplemental agreement to amend certain terms of the Original Shareholders Agreement (the “First Supplemental Agreement to the Shareholders Agreement” and collectively with the Original Shareholders Agreement, as amended from time to time, the “Shareholders Agreement”).

(2) The Company proposes to effect a transaction whereby ListCo, a subsidiary of the Company, intends to list the American depository shares of ListCo on the Nasdaq Stock Market in connection with a merger and “de-SPAC” process with a blank check company incorporated in Delaware, together with the transactions contemplated under the BCA (as defined below) and the other Transaction Documents (as defined under the BCA) (collectively, the “Transaction”).

(3) Each of the Parties, other than ListCo, intends to: (a) terminate the Shareholders Agreement with effect from the date of closing or consummation of the Transaction under the BCA (the “Closing”); and (b) acknowledge and agree to certain matters involving the Company and their shareholdings in the Company and (whether directly or indirectly through the Company) ListCo following the Closing.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises hereinafter set forth, the sufficiency and adequacy of which consideration the Parties hereby acknowledge, the Parties hereto, intending to be legally bound, hereby agree as follows:

AGREEMENT

In consideration of the mutual agreements and undertakings of the Parties, the Parties hereby acknowledge and agree to the following:

1. Definitions and Interpretation.

1.1 Definitions. In this Agreement, unless otherwise defined:

“Articles” means the Third Amended and Restated Articles of Association of the Company or such other articles of association of the Company as may be effective from time to time.

“BCA” means the business combination agreement entered on or about the date of this Agreement between, among others, the Company and ListCo in relation to the Transaction.

“Business Day” means any day other than (a) Saturday, Sunday or any day on which banking institutions in the PRC (with respect to corporate banking business only), Hong Kong, England, Macao Special Administrative Region of the People’s Republic of China, British Virgin Islands, Sweden or the Netherlands are closed either under applicable laws or regulations; and (b) a day on which typhoon signal No.8 or above is hoisted or black rainstorm warning signal is issued (as the case may be) at any time between 9:00a.m. and 5:00p.m. on such date.

“Class A Shares” means the shares designated as “Class A Ordinary Shares” in the share capital of the Company, with all rights and obligations attached to them as specified in the Articles.

“Class B Shares” means the shares designated as “Class B Ordinary Shares” in the share capital of the Company, with all rights and obligations attached to them as specified in the Articles.

“Closing” has the meaning given in the Recitals.

“Confidential Information” means any confidential information: (a) relating to the organization, business or finance of the Company or any of its subsidiaries; (b) concerning a third party that the Company is under a duty to keep confidential; (c) relating to the products, services or any proprietary information of the Company or any of its subsidiaries); or (d) relating to the Transaction.

“Dispute” has the meaning given in Section 10.9(a).

“HKIAC” has the meaning given in Section 10.9(a).

“HKIAC Rules” has the meaning given in Section 10.9(a).

“Liquidation” has the meaning given in Section 3.1.

“ListCo Articles” means the articles of association of ListCo to become effective as of Closing as contemplated by and in accordance with the BCA.

“ListCo Shares” means the outstanding shares of ListCo from time to time.

“PRC” means the People’s Republic of China, but for the purposes of this Agreement, excludes Hong Kong, the Macau Special Administrative Region and the islands of Taiwan.

“Section” means a section of this Agreement.

“Selling Shareholder” has the meaning given to it in Section 4.2(a).

“SHA Termination” has the meaning given in Section 2.1(a).

“Shareholder” means a holder of Shares from time to time, including their respective successors and permitted assigns and any person deriving title under them.

“Shareholders Agreement” has the meaning given in the Recitals.

“Shares” means the outstanding shares of the Company from time to time.

“Transaction” has the meaning given in the Recitals.

2. Termination of the Shareholders Agreement.

2.1 Termination of Shareholders Agreement. The Parties (other than ListCo) hereby mutually agree that, notwithstanding any term or provision of the Shareholders Agreement, and with effect on and from the date of Closing:

(a) the Shareholders Agreement shall immediately be irrevocably terminated, rescinded and cancelled, and shall have no further force or effect (the “SHA Termination”);

(b) each of the Parties’ (other than ListCo) present and future rights, privileges, benefits, responsibilities, liabilities and obligations under the Shareholders Agreement shall cease immediately; and

(c) each of the Parties (other than ListCo) is irrevocably, unconditionally, fully and absolutely released and discharged in any jurisdiction or forum from any and all present and future claims, demands, damages, losses, expenses, rights, entitlements, obligations, rights of action and liabilities (whether actual or contingent) of whatsoever nature to the other Parties (other than ListCo) arising out of or in connection with (in each case directly or indirectly) the Shareholders Agreement, provided that this Agreement shall not affect any antecedent breach under the Shareholders Agreement or the accrued rights and obligations of the Parties (other than ListCo) on or prior to the date of execution of this Agreement.

2.2 No Prejudice to Rights under this Agreement. Notwithstanding any term or provision of this Agreement, the releases and covenants in Section 2.1 shall not apply to, or otherwise limit or prejudice, any claims or rights of action that any of the Parties may have in respect of the enforcement of and/or breach by another Party of any of the terms or provisions of this Agreement.

3. Liquidation of the Company

3.1 Liquidation. Each Party (other than Listco) hereby mutually agrees that promptly following Closing but in any case no earlier that January 1, 2022, it shall take all reasonable steps, and co-operate with each other Party, to procure that the Company, and the Company shall, initiate and effect a members’ or shareholders’ voluntary winding-up or liquidation proceeding, effect a liquidating realization or distribution of all of the Company’s tangible and intangible assets, and settle all of the Company’s outstanding debts and liabilities (collectively, the “Liquidation”), in each case, in accordance with the Articles, the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), other applicable laws and regulations of Hong Kong and the BCA, and the Parties (other than ListCo and the Company) shall co-operate with and provide all reasonably necessary assistance to the Company, and shall take all steps necessary or desirable or as may be requested by the Company, to effect and consummate the Liquidation.

3.2 Distribution to Shareholders.

(a) As part of and concurrently with the Liquidation, the Company shall, and each other Party (other than ListCo) shall procure the Company to, effect a distribution in specie in accordance with applicable laws and regulations of the class A ordinary shares of ListCo and class B ordinary shares of ListCo held by the Company to each Shareholder, which such distribution in specie of the class A ordinary shares and class B ordinary shares of ListCo to each Shareholder shall directly correspond with, and be in proportion to, the number of Class B Shares and Class A Shares held by such Shareholder in the Company, respectively, immediately prior to the completion of the Liquidation, such that immediately following the completion of such distribution in specie of the class A ordinary shares and class B ordinary shares of ListCo to each Shareholder:

(i) such Shareholder’s voting interest in ListCo shall correspond with, and be proportionate to, such Shareholder’s voting interest in the Company; and

(ii) the number of class A ordinary shares of ListCo and class B ordinary shares of ListCo held by such Shareholder shall correspond with, and be proportionate to, such Shareholder’s interest in all of the Class B Shares and the Class A Shares in issue, respectively, in each case of (i) and (ii), relative to the other Shareholders immediately prior to the completion of the Liquidation; and

(b) ListCo shall co-operate with and provide all reasonably necessary assistance to the other Parties to give effect to the distribution in specie contemplated under Section 3.2(a), including by entering the Shareholders in the relevant register as members of ListCo (subject to the payment of stamp duty or stamp duty reserve tax, if any, in relation to such distribution in specie), and completing and despatching to the Shareholders the relevant certificates in respect of the ListCo shares that they hold following completion of the distribution in specie. For the avoidance of doubt, ListCo shall not (directly or indirectly) be liable for any stamp duty or stamp duty reserve tax in relation to such distribution in specie.

(c) Without limiting the generality of Section 3.2(b), the Parties (other than ListCo and the Company) shall co-operate with and provide all reasonably necessary assistance to the Company, and shall take all steps necessary or desirable or as may be requested by the Company, to give effect to the distribution in specie contemplated under Section 3.2(a).

4. Rights and Restrictions of the Shares

4.1 Rights of Shareholders. The Parties (other than ListCo) hereby mutually acknowledge and agree that immediately following Closing and the SHA Termination and until such time as the liquidation or dissolution of the Company is completed or consummated (whether in accordance with Section 3 or otherwise), notwithstanding any term or provision of the Articles, the Shareholders Agreement or any other agreement between the Company and the Shareholders:

(a) each Class A Share and Class B Share shall be deemed to have and be subject to the corresponding rights, privileges, entitlements and obligations as each class B ordinary share of ListCo and class A ordinary share of ListCo, respectively, as set out under the ListCo Articles, and the Shareholders and the Company agree to exercise and be bound by such rights, privileges, entitlements and obligations under such Class A Shares and Class B Shares accordingly; and

(b) subject to applicable laws or regulations, each Shareholder shall be permitted, by written notice to the Company and the other Shareholders, to direct and instruct the Company to exercise, in respect of any matter submitted to a vote of the ListCo’s shareholders, such proportion of the Company’s voting rights in the ListCo that directly corresponds to the proportion of such Shareholder’s voting rights in the Company, and the Company undertakes and agrees to each Shareholder to so exercise its voting rights in ListCo in such manner at the direction and instruction of such Shareholder.

4.2 Transfers of Shares following the Lock-Up Period.

(a) In the event that the Liquidation is not completed or consummated following the expiry of the Lock-up Period (as defined under the BCA), any Shareholder (a “Selling Shareholder”) may deliver a written notice to the Company and the other Shareholders directing and instructing the Company to transfer, dispose of or sell (either on-market or otherwise) such number of ListCo Shares held by the Company which corresponds to the proportion of Shares held by such Shareholder relative to the total aggregate number of issued and outstanding Shares at the relevant time that it wishes to transfer, dispose of or sell, and the Company shall (and the other Parties (other than ListCo) shall procure that the Company shall) take all steps as may be required to such transfer, disposal or sale of such ListCo Shares, including by transferring or submitting the ListCo Shares to the applicable American depository receipt facilities established by ListCo with the applicable depository bank in order to facilitate such a transfer, disposal or sale.

(b) Upon receipt of the applicable transfer, disposal or sale proceeds pursuant to the transfers, disposals or sales contemplated under Section 4.2(a), the Company shall (and the other Parties (other than ListCo) shall (i) give their consent in respect of any resolution and take any other action to approve, and (ii) procure that the Company shall), from and out of its distributable profits (or if such distributable profits are unavailable, from and out of its capital), promptly apply all such proceeds to buy-back or repurchase such number of Shares held by such Selling Shareholder which corresponds proportionately to the number of ListCo Shares transferred, disposed or sold by the Company at the direction and instruction of such Shareholder pursuant to Section 4.2(a), and the Company shall comply with all applicable laws and regulations with respect to such buy-back or repurchase of Shares from such Selling Shareholder.

(c) The Parties shall co-operate with and provide all reasonably necessary assistance to the Company or ListCo (as the case may be), and shall take all steps necessary or desirable or as may be requested by the Company or ListCo (as the case may be), to give effect to the transfers, disposals or sales contemplated under Section 4.2(a), and the distributions, buy-backs or repurchases contemplated under Section 4.2(b). For the avoidance of doubt, ListCo shall not (directly or indirectly) be liable for any stamp duty or stamp duty reserve tax in relation to any transfer, disposal or sale contemplated under Section 4.2(a) and the relevant Selling Shareholder shall indemnify ListCo on an after-tax basis against any such stamp duty or stamp duty reserve tax (including any such stamp duty or stamp duty reserve tax payable by the applicable depository bank or its nominee for which ListCo may, directly or indirectly, be liable).

5. Amendment of Articles. Promptly following the SHA Termination, the Parties (other than ListCo) shall exercise all voting and other rights and powers available to them to ensure any required amendment or variation is made, and the Company shall (and the other Parties (other than ListCo) shall procure the Company to) make such required amendments or variations, to the Articles or other constituent documents of the Company to reflect, and remedy any conflict under the Articles as a result or consequence of, the matters set out in the foregoing sections of this Agreement.

6. Governance

6.1 Independent Directors. The Parties (other than ListCo) undertake to ListCo and Gores Guggenheim Sponsor LLC (“Sponsor”) that:

(a) at the Closing, the Board will be comprised of eight (8) directors, a majority of whom will be Independent Directors (as defined in the ListCo Articles);

(b) for a period of three (3) years following the Closing they will not (and will procure that their affiliates will not) at any general meeting of ListCo vote in favour of the removal of, or instruct a nominee, depository or any other person to vote in favour of the removal of, any Independent Director of ListCo or otherwise support (by public statement or otherwise) such removal unless at least two (2) of the Independent Directors vote in favour thereof (or if there are fewer than two Independent Directors then in office excluding the Independent Director proposed to be removed, all of the Independent Directors (other than the Independent Director proposed to be removed), if any); and

(c) for a period of three (3) years following the Closing they will not (and will procure that their affiliates will not), alone or with others, require the Board of ListCo to convene a general meeting of ListCo at which any resolution referred to in paragraph (b) above will be proposed or require ListCo to give notice to members of ListCo of such a resolution to be proposed at a general meeting of ListCo.

6.2 Amendments to Articles. The Parties (other than ListCo) undertake to ListCo and Sponsor that for a period of three (3) years following the Closing they will not (and will procure that their affiliates will not) at any general meeting of ListCo vote in favour of any amendment to the Articles relating to the composition of the Board or the appointment or removal of Directors (including Independent Directors).

7. Confidentiality

7.1 Confidentiality Obligations. Each Party shall keep all Confidential Information in strictest confidence and shall not disclose or use any such Confidential Information to any other Person without the prior written consent of the Party (or Parties) supplying such Confidential Information, except where such information:

(a) is or becomes available to the public (other than as a result of any unauthorized disclosure into the public domain by the Party (or Parties) receiving such information);

(b) is already known to the Party before such Party receiving such information from another Party (or Parties) providing such Confidential Information and the first Party is not subjected to any confidential obligations;

(c) is already known by the Party from sources other than the Party (or Parties) providing the Confidential Information, and does not involve any breach of confidentiality obligations between such source and the Party (or Parties) providing such Confidential Information;

(d) is independently developed by that Party;

(e) is required to be disclosed by any applicable laws or regulations (including, without limitation, the rules of any relevant securities exchange) or by the order of any court of competent jurisdiction, regulatory or governmental authorities or bodies;

(f) is required in order to facilitate the performance or implementation of the transaction contemplated under this Agreement (but only to the extent necessary), including disclosure to competent superior authorities;

(g) is made available by any of the Shareholders to any of their current or bona fide potential investors, shareholders, employees, investment bankers, lenders, business collaborators, accountants, attorneys or other professional advisors, in each case only where such Persons or entities agree to confidentiality obligations similar to those set out in this Section 7; or

(h) is made available by any Party to any of its current or bona fide potential investors, directors, employees, officers, and/or legal, financial or other professional advisors and that such investors, directors, employees, officers and/or advisors are bound by confidentiality obligations similar to those set out in this Section 7.

7.2 Privilege. Where any Confidential Information is also privileged, the waiver of such privilege is limited to the purposes of this Agreement and does not, and is not intended to, result in any wider waiver of the privilege. Any Party hereto in possession of any Confidential Information relating to any other Party hereto (a “privilege holder”) shall take all reasonable steps to protect the privilege of the privilege holder therein and shall inform the privilege holder if any step is taken by any other Person to obtain any of its privileged Confidential Information.

8. Announcement

8.1 Restrictions. Subject to Section 8.2, and whether or not any restriction contained in Section 5 applies, no Party shall make any announcement (including any communication to the public, to any customers or suppliers of the Company, or to all or any of the employees of the Company) concerning the provisions or subject matter of this Agreement or containing any Confidential Information about the other Parties, or by any means, under any meaning or in any format, use the name of any other Party or any affiliate of any other Parties (including references or links to websites or press releases), without the prior written approval of the others (which shall not be unreasonably withheld or delayed).

8.2 Permitted Announcements. Section 8.1 shall not apply and no consent from any Party will be required, if and to the extent that such announcement is required by applicable laws or regulations or by any supervisory, regulatory or governmental body having jurisdiction over it and provided that any such announcement shall be made only after consultation with the other Parties to the extent practicable.

9. Notices

9.1 Form — All Communications. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given:

(a) by delivering or leaving such notice at the address as stated in their respective signature page;

(b) by sending it by next-day or second-day courier service to the address as stated in their respective signature page;

(c) by electronic mail to such address as stated in their respective signature page;

(d) fax to the fax number as stated in their respective signature page; or

(e) or as otherwise permitted by applicable laws or regulations,

provided that the contact information set forth on such signature page may be changed by such Party by giving prior written notice to the other Parties to this Agreement in accordance with this Section 9, and any such change shall take effect two (2) Business Days’ after such notice is effective or deemed to be effective. Any notice sent pursuant to this Section 9 shall be addressed to the relevant attendee as specified in their respective signature pages.

9.2 When Effective.

(a) Where a notice is given by delivering or leaving such notice at the address as stated in the relevant signature page, service of the notice shall be deemed to be effected immediately.

(b) Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognised courier a letter containing the notice, with a request for written confirmation of delivery, and to have been effected at the earlier of: (i) delivery (or when delivery is refused by the intended recipient), and (ii) expiration of two (2) Business Days after the letter containing the same is sent as aforesaid.

(c) Where a notice is sent by fax, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organisation, with a successful transmission record generated by such transmitting organisation, and to have been effected on the day the same is sent as aforesaid, if such day is a Business Day and if sent during normal business hours of the recipient, otherwise the next Business Day.

(d) Where a notice is sent by electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organisation, and to have been effected on the day the same is sent as aforesaid, if such day is a Business Day and if sent during normal business hours of the recipient, otherwise the next Business Day, unless where a notification of failure of transmission is generated by the electronic mailing system, in which case service of the notice shall be deemed to be effected at the time of receipt by the intended recipient.

10. General

10.1 Further Assurance. Each Party will, and will use all reasonable efforts to, take or cause to be taken all actions, and do or cause to be done all other things necessary, proper or advisable in order to give full effect to this Agreement and the transactions contemplated hereby.

10.2 Severability. If any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable under the applicable laws or regulations of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected.

10.3 Assignment and Transfer. This Agreement shall be binding on the Parties and their successors and assigns and the name of the Party appearing herein shall be deemed to include the name of any such successor or assign, but the Parties may not assign, hold on trust or otherwise transfer all or any of their rights or obligations under this Agreement without the prior written consent of the other Parties.

10.4 Variation and Waiver. No variation, amendment or modification of this Agreement shall be effective unless it is in writing and signed by all the Parties. Any waiver of any right or default under this Agreement shall be effective only in the instance given and shall not operate as or imply a waiver of any other or similar right or default on any subsequent occasion. No waiver of any provision of this Agreement shall be effective unless in writing and signed by each Party against whom such waiver is sought to be enforced.

10.5 Expenses. Each Party will pay its respective direct and indirect expenses incurred by it in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement, including all fees and expenses of its advisors and Representatives.

10.6 Counterparts. The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the Party that signed it, and all of which together constitute one agreement. This Agreement is effective upon the delivery of one executed counterpart from each Party to the other Parties. The signatures of all Parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending Party’s signature(s) is as effective as signing and delivering the counterpart in person.

10.7 Third Party Rights. The provisions of Section 6.1 and Section 6.2 of this Agreement are intended to confer a benefit upon, and shall be enforceable by, Sponsor as if it were a party to this Agreement and such provisions shall not be amended, rescinded or terminated without the consent of Sponsor. Save as expressly set out in this Section 10.7, a Person who is not a Party shall not have any rights under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce, or to enjoy the benefit of, any term of this Agreement. Save as expressly set out in this Section 10.7, notwithstanding any term of this Agreement, the right of the Parties to rescind or terminate this Agreement or to agree to a variation, release and/or waiver of this Agreement is not subject to the consent of any other person who is not a party to this Agreement.

10.8 Governing Law. This Agreement shall be shall be governed by and construed under the laws of Hong Kong, without regard to the principles of conflicts of laws thereunder.

10.9 Dispute Resolution.

(a) Each of the Parties agrees that any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof (“Dispute”) shall be first negotiated and resolved by the Parties to the Dispute in good faith as soon as practicable. If any Dispute is not resolved to the reasonable satisfaction of all relevant Parties to the Dispute within thirty (30) Business Days after the commencement of such negotiations, such Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the arbitration notice is submitted in accordance with the said rules (“HKIAC Rules”).

(b) The arbitration tribunal shall consist of three (3) arbitrators to be appointed according to the HKIAC Rules. Each of the claimant and the respondent to the Dispute shall be entitled to designate one (1) arbitrator in accordance with the HKIAC Rules. If either Party fails to designate an arbitrator, HKIAC shall appoint the arbitrator. The two (2) arbitrators so appointed shall designate the third arbitrator who shall act as the presiding arbitrator of the arbitral tribunal. Failing such designation within thirty (30) days from the confirmation of the second arbitrator, HKIAC shall appoint the presiding arbitrator. The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this Section 10.9, including the provisions concerning the appointment of the arbitrators, the provisions of this Section 10.9 shall prevail.

(c) The award of the arbitral tribunal shall be final and binding upon the Parties thereto, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award.

(d) Any Party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(Signature pages to follow)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of VOLVO CAR CORPORATION, a company incorporated in Sweden and owner of Snita Holding B.V. that is a Shareholder in the Company, by MARIA HEMBERG AND , being Persons who, in accordance with applicable laws or regulations of that place, are acting under the authority of such company, in the presence of:

Signature of witness

Rosmarie Söderbom

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Signature of MARIA HEMBERG By executing this document, the signatories warrant that the signatories are duly authorised to execute this document on behalf of VOLVO CAR CORPORATION

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of SNITA HOLDING B.V., a company incorporated in Netherlands, Shareholder of the Company and a Subsidiary of Volvo, by LEX KERSSEMAKERS and , being Persons who, in accordance with applicable laws or regulations of that place, are acting under the authority of such company, in the presence of:

Signature of witness

Rosmarie Söderbom

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) )

Signature of LEX KERSSEMAKERS

Signature of Carla De Geyseleer

By executing this document, the signatories warrant that the signatories are duly authorised to execute this document on behalf of SNITA HOLDING B.V.

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of浙江吉利控股集团有限公司 ZHEJIANG GEELY HOLDING GROUP CO., LTD., a company incorporated in PRC by LI Shufu (李书福), being a Person who, in accordance with applicable laws or regulations of that place, is acting under the authority of such company, in the presence of:

Signature of witness

Yimin Chen

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) )

Official seal of浙江吉利控股集团有限公司 Zhejiang Geely Holding Group Co., Ltd.

Signature of SHUFU LI (李书福)

By executing this document, the signatory warrants that the signatory is duly authorised to execute this document on behalf of浙江吉利控股集团有限公司 ZHEJIANG GEELY HOLDING GROUP CO., LTD.

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of PSD INVESTMENT LIMITED, a company incorporated in British Virgin Islands by LI Shufu, being a Person who, in accordance with applicable laws or regulations of that place, is acting under the authority of such company, in the presence of:

Signature of witness

Yimin Chen

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	By executing this document, the signatory warrants that the signatory is duly authorised to execute this document on behalf of PSD Investment Limited

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of PSINV AB, a company incorporated in Sweden by FREDRIK AABEN and PER ANSGAR, being Persons who, in accordance with applicable laws or regulations of that place, is acting under the authority of such company, in the presence of:

Signature of witness

Rosmarie Söderbom

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Signature of FREDRIK AABEN Signature of PER ANSGAR By executing this document, the signatories warrant that the signatories are duly authorised to execute this document on behalf of PSINV AB

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of POLESTAR AUTOMOTIVE HOLDING LIMITED極星汽車控股有限公司, by Lars Helge Peter DANIELSON, being a Person who is acting under the authority of the Company, in the presence of:

Signature of witness

Xinyi Zhang

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	By executing this document, the signatory warrants that the signatory is duly authorised to execute this document on behalf of POLESTAR AUTOMOTIVE HOLDING LIMITED 極星汽車控股有限公司

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of淄博市財金控股集團有限公司ZIBO FINANCIAL GROUP HOLDING CO., LTD., a limited liability company incorporated in PRC by Dapeng Li (李大鹏), being the legal representative who, in accordance with applicable laws or regulations of that place, is acting under the authority of such company, in the presence of:

Signature of witness

Xiudi Tan (谭秀弟)

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

Official seal of淄博市財金控股集團有限公司Zibo Financial Holding Group Co., Ltd.

Signature of Dapeng Li (李大鹏)

By executing this document, the signatory warrants that the signatory is duly authorised to execute this document on behalf of淄博市財金控股集團有限公司Zibo Financial Holding Group Co., Ltd.

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of 淄博高新产业投资有限公司 ZIBO HIGH-TECH INDUSTRIAL INVESTMENT CO., LTD., a limited liability company incorporated in PRC by Ning Chen (陈宁), being the legal representative who, in accordance with applicable laws or regulations of that place, is acting under the authority of such company, in the presence of:

Signature of witness

Xiaopeng Zhao (赵晓鹏)

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

Official seal of 淄博高新产业投资有限公司Zibo High-Tech Industrial Investment Co., Ltd.

Signature of Ning Chen (陈宁)

By executing this document, the signatory warrants that the signatory is duly authorised to execute this document on behalf of淄博高新产业投资有限公司 Zibo High-Tech Industrial Investment Co., Ltd.

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of重庆承星股权投资基金合伙企业(有限合伙), a limited partnership (有限合伙企业) incorporated in PRC, by the signature of Yimin Ai (艾益民) as the legal representative and general manager of 重庆承运企业管理有限公司, in its capacity as the executive partner of the said limited partnership, in accordance with applicable laws or regulations of that place, is acting under the authority of the said limited partnership, and by affixing the official seal of each of the said limited partnership and 重庆承运企业管理有限公司, in the presence of:

Signature of witness

Chong Zhou (周充)

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) )

Official seal of重庆承星股权投资基金合伙企业(有限合伙)

Official seal of重庆承运企业管理有限公司

Signature of Yimin Ai (艾益民)

By executing this document, the signatory warrants that the signatory is duly authorised to execute this document on behalf of 重庆承星股权投资基金合伙企业(有限合伙)

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of Northpole GLY 1 LP, an exempted limited partnership incorporated in the Cayman Islands by Hrvoje Krkalo as a director of Northpole GLY GP1, in its capacity as general partner of the partnership, in accordance with applicable laws or regulations of that place, is acting under the authority of such partnership, in the presence of:

Signature of witness

BAI SHIYU

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	By executing this document, the signatory warrants that the signatory is duly authorised to execute this document on behalf of Northpole GLY 1 LP

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of GLY New Mobility 1. LP, an exempted limited partnership incorporated in Cayman Islands by Hrvoje Krkalo as a director of GLY New Mobility GP1, in its capacity as general partner of the partnership, in accordance with applicable laws or regulations of that place, is acting under the authority of such partnership, in the presence of:

Signature of witness

BAI SHIYU

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	By executing this document, the signatory warrants that the signatory is duly authorised to execute this document on behalf of GLY New Mobility 1. LP

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

IN WITNESS WHEREOF, the Party below have executed this Agreement as of the date first above written.

SIGNED for and on behalf of POLESTAR AUTOMOTIVE HOLDING UK LIMITED, by JAN MIKAEL ALKMARK, being a Person who is acting under the authority of the Company, in the presence of:

Signature of witness

Anna Rudensjö

Name of witness (block letters)

Address of witness

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	By executing this document, the signatory warrants that the signatory is duly authorised to execute this document on behalf of POLESTAR AUTOMOTIVE HOLDING UK LIMITED

Contact details for the purpose of Section 9 of this Agreement

Address :

Attention :

Fax and Tel No. :

Email address :

(Signature Page to Acknowledgement Agreement to the Shareholders Agreement)

EXHIBIT E

Pre-Closing Reorganization

[Exhibit E to Business Combination Agreement]

EXHIBIT E

Pre-Closing Reorganization

Reference is made to that certain Business Combination Agreement (the “Agreement”), dated as of September 27, 2021, by and among Gores Guggenheim, Inc., Inc., a Delaware corporation, Polestar Automotive Holding Limited, a Hong Kong company (“Parent”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore (“Polestar Singapore”), Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden (“Polestar Sweden”), Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of Parent (“ListCo”), and PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of ListCo (“Merger Sub”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

1.

Not later than thirty (30) days prior to the Closing Date, Polestar Singapore shall transfer to Parent all of the issued and outstanding Equity Securities of Polestar Sweden (the “Pre-Closing Sweden Share Transfer”) in exchange for cash.

2.

After the Pre-Closing Sweden Share Transfer and prior to the Closing, Parent shall contribute to Polestar Sweden all of the issued and outstanding Equity Securities of Polestar Singapore (the “Pre-Closing Singapore Share Transfer”, and together with the Pre-Closing Sweden Share Transfer, the “Pre-Closing Sweden/Singapore Share Transfer”), and in exchange for the Pre-Closing Singapore Share Transfer, Polestar Sweden shall issue to Parent, Equity Securities of Polestar Sweden (the “Polestar Sweden Shares”); provided that, prior to such share transfer, Polestar Sweden has obtained a statement from Polestar Sweden’s auditor in accordance with the Swedish Companies Act Chapter 13 Section 8 confirming that the value of the Equity Securities of Polestar Singapore, as determined by the board of directors of Polestar Sweden, is not higher than such Polestar Sweden Shares’ book value.

3.

Prior to the Closing, ListCo shall (i) amend and restate its articles of association to be in substantially the form attached as Exhibit F to the Agreement, (ii) re-register with the Companies House as a public limited company incorporated under the laws of England and Wales and (iii) issue GBP redeemable preferred shares wholly in cash with a nominal value of GBP50,000 to Parent (or such other person as Parent and Gores Guggenheim, Inc. may agree in writing).

4.

After the consummation of the PIPE Investment and immediately prior to the Closing, Parent shall contribute to ListCo all of the issued and outstanding Equity Securities of Polestar Sweden (the “Pre-Closing Consolidation”), and in exchange for the Pre-Closing Consolidation, ListCo shall issue to Parent the Parent Consideration.

EXHIBIT F

Form of

ListCo New Articles of Association

[Exhibit F to Business Combination Agreement]

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

POLESTAR AUTOMOTIVE HOLDING UK PLC

Company No 13624182

1

CONTENTS

CLAUSE

1.	Exclusion of model articles (and any other prescribed regulations)	6
2.	Interpretation	6
3.	Form of resolution	12
4.	Limited liability	12
5.	Change of name	12
6.	The Office	12
7.	Shares	12
8.	Right to Return of Assets and Distributions	13
9.	Rights and Conversion of Convertible Preferred Shares	14
10.	Rights and Redemption of GBP Redeemable Preferred Shares	17
11.	Rights of Deferred Shares	18
12.	Rights and Conversion of Ordinary Shares	19
13.	[Rights and Conversion of Class C Shares]	20
14.	Power to attach rights to shares	20
15.	Allotment of shares and pre-emption	20
16.	Redeemable shares	21
17.	Pari passu issues	22
18.	Variation of rights	22
19.	Payment of commission	22
20.	Trusts not recognised	23
21.	Share certificates	23
22.	Replacement certificates	24
23.	Lien on shares not fully paid	24
24.	Enforcement of lien by sale	24
25.	Application of proceeds of sale	25
26.	Calls	25
27.	Liability of joint holders	26
28.	Interest on calls	26
29.	Power to differentiate	26
30.	Payment of calls in advance	26
31.	Notice if call or instalment not paid	26

2

32.	Forfeiture for non-compliance	27
33.	Notice after forfeiture	27
34.	Forfeiture may be annulled	27
35.	Surrender	27
36.	Sale of forfeited shares	27
37.	Effect of forfeiture	28
38.	Evidence of forfeiture	28
39.	Form of transfer	28
40.	Right to refuse registration of transfer	29
41.	Notice of refusal to register a transfer	29
42.	No fees on registration	29
43.	Other powers in relation to transfers	30
44.	Transmission of shares on death	30
45.	Election of person entitled by transmission	30
46.	Rights on transmission	30
47.	Destruction of documents	31
48.	Sub-division	32
49.	Fractions	32
50.	Annual general meetings	32
51.	Convening of general meetings	32
52.	Simultaneous attendance and participation by electronic facilities	34
53.	Notice of general meetings	34
54.	Contents of notice of general meetings	34
55.	Omission to give notice and non-receipt of notice	36
56.	Postponement of general meeting	36
57.	Quorum at general meeting	37
58.	Procedure if quorum not present	37
59.	Chair of general meeting	38
60.	Entitlement to attend, speak and participate	38
61.	Adjournments	38
62.	Notice of adjournment	39
63.	Business of adjourned meeting	40
64.	Accommodation of members, security arrangements and orderly conduct at general meetings	40
65.	Amendment to resolutions	41

3

66.	Members’ resolutions	42
67.	Method of voting	42
68.	Objection to error in voting	42
69.	Procedure on a poll	42
70.	Votes of members	43
71.	No right to vote where sums overdue on shares	44
72.	Voting by Proxy	44
73.	Receipt of proxy	45
74.	Revocation of proxy	47
75.	Corporate representatives	47
76.	Failure to disclose interests in shares	48
77.	Power of sale of shares of untraced members	50
78.	Application of proceeds of sale of shares of untraced members	51
79.	Number of directors	52
80.	Power of company to appoint directors	52
81.	Power of board to appoint directors	52
82.	Eligibility of new directors	53
83.	Retirement of directors	53
84.	Removal of directors	55
85.	Vacation of office by director	55
86.	Resolution as to vacancy conclusive	57
87.	Appointment of alternate directors	57
88.	Alternate directors’ participation in board meetings	57
89.	Alternate director responsible for own acts	57
90.	Interests of alternate director	58
91.	Revocation of alternate director	58
92.	Directors’ fees	58
93.	Expenses	58
94.	Additional remuneration	59
95.	Remuneration of executive directors	59
96.	Pensions and other benefits	59
97.	Powers of the board	60
98.	Powers of directors if less than minimum number	60
99.	Powers of executive directors	60
100.	Delegation to committees	61

4

101.	Local management	61
102.	Power of attorney	61
103.	Exercise of voting power	62
104.	Provision for employees on cessation of business	62
105.	Overseas registers	62
106.	Borrowing powers	62
107.	Board meetings	63
108.	Notice of board meetings	63
109.	Quorum	63
110.	Chair	64
111.	Voting	64
112.	Participation by telephone or other form of communication	64
113.	Resolution in writing	65
114.	Proceedings of committees	65
115.	Minutes of proceedings	65
116.	Validity of proceedings	65
117.	Transactions or other arrangements with the company	66
118.	Authorisation of Directors’ conflicts of interest	66
119.	Directors’ permitted interests	68
120.	General	70
121.	Power to authenticate documents	70
122.	Use of seals	70
123.	Declaration of dividends	71
124.	Interim dividends	71
125.	Calculation and currency of dividends	71
126.	Amounts due on shares can be deducted from dividends	72
127.	Dividends not in cash	72
128.	No interest on dividends	72
129.	Method of payment	72
130.	Uncashed dividends	73
131.	Unclaimed dividends	74
132.	Scrip dividends	74
133.	Capitalisation of reserves	76
134.	Record dates	77
135.	Inspection of records	78

5

136.	Account to be sent to members	78
137.	Service of Notices	79
138.	Notice on person entitled by transmission	80
139.	Record date for service	80
140.	Evidence of service	81
141.	Notice when post not available	82
142.	Indemnity and insurance	82
143.	Winding up	83

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

POLESTAR AUTOMOTIVE HOLDING UK PLC

(Adopted by special resolution passed on the [●] day of [●], 2021 and effective on such date)

1.	Exclusion of model articles (and any other prescribed regulations)

No regulations or articles set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies (including the regulations in the Companies (Model Articles) Regulations 2008 (SI 2008/3229)) shall apply as the articles of the Company. The following shall be the articles of association of the Company.

2.	Interpretation

2.1	In these articles, unless the context otherwise requires:

Act means the Companies Act 2006.

address includes any number or address used for the purposes of sending or receiving documents or information by electronic means.

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Articles means these articles of association as altered from time to time and “Article” shall be construed accordingly.

Board means the board of Directors for the time being of the Company or the Directors present or deemed to be present at a duly convened quorate meeting of the Directors.

Business Combination means the merger of a newly formed, wholly-owned subsidiary of the Company with and into the SPAC, which SPAC shall survive, pursuant to that certain business combination agreement dated September 27, 2021

Business Day means a day other than a day on which banking institutions or trust companies are authorized or obligated by law to close in Hong Kong, the People’s Republic of China, the British Virgin Islands, Sweden, New York City, or London, England, a Saturday or a Sunday.

call includes any instalment of a call and, in the application of provisions of these Articles to forfeiture of shares, a sum which, by the terms of issue of a share, is payable at a fixed time.

capital means the share capital from time to time of the Company.

Chair means the Chair presiding at any meeting of members or the Board.

Class A Ordinary Share means an ordinary share of USD 0.01 each in the share capital of the Company which is designated as a Class A Ordinary Share and having the rights provided for in these Articles.

Class B Ordinary Share means an ordinary share of USD 0.01 each in the share capital of the Company which is designated as a Class B Ordinary Share and having the rights provided for in these Articles.

Class C Shares means Class C-1 Shares and Class C-2 Shares.

Class C-1 Share means a class C-1 ordinary share of USD 0.10 each in the share capital of the Company which is designated as a Class C-1 Share and having the rights provided for in these Articles.

Class C-2 Share means a class C-2 ordinary share of USD 0.10 each in the share capital of the Company which is designated as a Class C-2 Share and having the rights provided for in these Articles.

clear days in relation to a period of notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect.

Closing means closing of the Business Combination Agreement.

Companies Acts means the Act, the Companies Act 1985 and, where the context requires, every other statute from time to time in force concerning companies and affecting the Company.

Company means POLESTAR AUTOMOTIVE HOLDING UK PLC.

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Conversion Subscription Value means an amount equal to the product of the number of Convertible Preferred Shares which have at the relevant time been converted in accordance with these Articles and the initial subscription price (including any premium) paid per each Convertible Preferred Share.

Convertible Preferred Shares: means the convertible preferred shares of USD 10.00 each in the capital of the Company having the rights and restrictions set out in these Articles.

Date of Adoption means the date of adoption of these Articles.

Deferred Shares means deferred shares of USD 0.01 each in the capital of the Company having the rights and restrictions set out in these Articles.

Depositary means any depositary, custodian or nominee approved by the Board that holds legal title to shares in the capital of the Company for the purposes of facilitating beneficial ownership of such shares by other persons;

Director means a director for the time being of the Company.

electronic communication means a communication sent, transmitted, conveyed and received by wire, by radio, by optical means, by electronic means or by other electromagnetic means in any form through any medium.

electronic facility includes, without limitation, website addresses and conference call systems, and any device, system, procedure, method or other facility whatsoever providing an electronic means of attendance at or participation in (or both attendance at and participation in) a general meeting determined by the Board pursuant to Article 52.

electronic form has the meaning given to it in section 1168 of the Act.

electronic means has the meaning given to it in section 1168 of the Act.

electronic meeting means a general meeting held and conducted wholly and exclusively by virtual attendance and participation by members and/or proxies by means of electronic facilities.

Exchange means any recognised investment exchange or other stock market or public securities exchange showing quotations for the Company’s ordinary shares.

Geely means Zhejiang Geely Holding Co Ltd.

Group means the Company and its subsidiaries.

GBP Redeemable Preferred Shares means redeemable preference shares of GBP 1.00 each in the capital of the Company having the rights and restrictions set out in these Articles.

hybrid meeting means a general meeting held and conducted by (i) physical attendance and participation by members and/or proxies at one or more places of meeting or meeting locations; and (ii) virtual attendance and participation by members and/or proxies by means of electronic facilities.

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Independent Directors means a director that both (i) satisfies the requirements to qualify as an “independent director” under the stock exchange rules of the stock exchange on which the Ordinary Shares are then-currently listed and (ii) is not affiliated (as a director, employee, shareholder or otherwise) with Parent, Volvo or Geely, provided that an individual shall not be precluded from being appointed, or continuing to act, as an Independent Director solely on the basis of holding, directly or indirectly, up to 0.01% of the share capital of any publically traded affiliate of Parent, Volvo or Geely.

Initial Liquidation Preference means, in respect of the Convertible Preferred Shares, an aggregate amount equal to USD 498,039,000.

member means a member of the Company, or where the context requires, a member of the Board or of any committee.

month means calendar month.

Office means the registered office from time to time of the Company.

Ordinary Shares means the Class A Ordinary Shares and the Class B Ordinary Shares.

paid up means paid up or credited as paid up.

Parent means Polestar Automotive Holding Limited, a Hong Kong incorporated company.

physical meeting means a general meeting held and conducted by physical attendance and participation by members and/or proxies at one or more Meeting Location(s).

Pound and £ means pounds in the lawful currency of England.

Preference Conversion Ratio means 1 Class A Ordinary Share for each Convertible Share as adjusted in accordance with Article 9.12.

Register means the register of members of the Company to be maintained under the Act or as the case may be any overseas branch register maintained under Article 105.

Seal means the common seal of the Company or, where the context allows, any official seal kept by the Company under section 50 of the Act.

Secretary means the person or persons appointed for the time being to perform for the Company the duties of a secretary.

share means a Class A Ordinary Share, a Class B Ordinary Share, Class C-1 Share, a Class C-2 Share, a Convertible Preferred Share, a GBP Redeemable Preferred Share, a Deferred Share or any other share in the capital of the Company from time to time.

shareholder or member or holder means a duly registered holder of share(s) from time to time.

9

Solvent Reorganisation means any solvent reorganisation of the Company, including without limitation by merger, consolidation, recapitalisation, transfer or sale of all or substantially all of the shares or assets of the Company, scheme of arrangement, exchange of securities, conversion of entity, migration of entity, formation of new entity, or any other transaction or group of transactions.

SPAC means Gores Guggenheim, Inc., a Delaware corporation

special resolution shall have the meaning ascribed thereto in section 283 of the Companies Act 2006.

Sponsor means Gores Guggenheim Sponsor LLC.

Subsidiary has the meaning given in section 1159 of the Companies Act 2006.

United States means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

USD or $ means the lawful currency of United States.

Volvo means Volvo Car Corporation.

in writing and written means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

2.2	Headings shall not affect the interpretation of these Articles.

2.3

Unless the context otherwise requires, a person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality) acting, where applicable, by their duly authorized representatives.

2.4	Unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular.

2.5	A reference to one gender shall include a reference to the other genders.

2.6

A reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time, and shall include all subordinate legislation made from time to time under that statute or supporting provision.

2.7

Any words or expressions defined in the Companies Acts in force when these Articles or any part of these Articles are adopted shall (if not inconsistent with the subject or context in which they appear) have the same meaning in these Articles or that part, save that company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

10

2.8

A reference to a document being signed or to signature includes references to its being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified by the Companies Acts.

2.9	A reference to writing or written includes references to any method of representing or reproducing words in a legible and non-transitory form whether sent or supplied in electronic form or otherwise.

2.10

A references to a notice or document (including, without limitation, a resolution in writing or minutes) include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

2.11	A reference to documents or information being sent or supplied by or to a company (including the Company) shall be construed in accordance with section 1148(3) of the Act.

2.12	A reference to a meeting:

(a)

shall mean a meeting convened and held in any manner permitted by these Articles, including a general meeting at which some (but not all) those entitled to be present attend and participate by means of electronic facility or facilities, and such persons shall be deemed to be present at that meeting for all purposes of the Act and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly; and

(b)	shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

2.13

References to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly appointed representative) to speak, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Companies Acts or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly.

2.14

Nothing in these Articles precludes the holding and conducting of a general meeting in such a way that persons who are not present together at the same place or places may by electronic means attend and participate in it.

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3.	Form of resolution

Subject to the Companies Acts, where anything can be done by passing an ordinary resolution, this can also be done by passing a special resolution.

4.	Limited liability

The liability of the members of the Company is limited to the amount, if any, unpaid on the shares in the Company held by them.

5.	Change of name

The name of the Company is “POLESTAR AUTOMOTIVE HOLDING UK PLC”. The Company may change its name by resolution of the Board.

6.	The Office

The Office shall be at such place in England as the Directors shall from time to time appoint.

7.	Shares

7.1

The share capital of the Company on the Date of Adoption is divided into Class A Ordinary Shares, Class B Ordinary Shares, Class C-1 Shares, Class C-2 Shares, Convertible Preferred Shares and GBP Redeemable Preferred Shares.

7.2

The Board may issue warrants to subscribe for any class of fully paid shares or securities of the Company on such terms and conditions as the Board may from time to time determine. No fraction of any share shall be allotted on exercise of the subscription rights. Subject to the conditions on which the warrants are issued from time to time, bearers of share warrants have the same rights and privileges as they would if their names had been included in the register as holders of the shares represented by their warrants. The Company must not in any way be bound by or recognise any interest in a share represented by a share warrant other than the absolute right of the bearer of that warrant to that warrant.

7.3	The Company may in connection with the issue of any shares exercise all powers of paying interest out of capital and of paying commission and brokerage conferred or permitted by the Companies Act.

7.4	No person shall become a member until his name shall have been entered into the Register.

12

8.	Right to Return of Assets and Distributions

8.1

[On a return of assets on liquidation or otherwise, the assets of the Company remaining after payment of its debts and liabilities and available for distribution to holders of shares shall be applied in the following manner and order of priority:

(a)

first, to the holders of the Convertible Preferred Shares (pro rata and pari passu) an amount equal to the Initial Liquidation Preference less such amount as is equal to the Conversion Subscription Value;

(b)	second, to the holders of the GBP Redeemable Preferred Shares an amount equal to the nominal value of such shares;

(c)	third, to the holders of the Ordinary Shares pro rata to the number of Ordinary Shares respectively held by them up to an amount of USD 1 million per Ordinary Share;

(d)	fourth, to the holders of Deferred Shares an amount equal to the nominal value of the Deferred Shares; and

(e)	fifth, to the holders of the Ordinary Shares pro rata to the number of Ordinary Shares respectively held by them,

provided that if the amount which would be received by the holders of the Convertible Preferred Shares if all such shares had been converted in accordance with these Articles would be greater than pursuant to (a) above, the relevant Convertible Preferred Shares shall be deemed for the purposes of the relevant return of capital to be treated pari passu with the holders of Ordinary Shares on an as-converted basis.]1

8.2

[Subject to Article 8.3, any dividends (or other distribution) paid by the Company shall be applied among the holders of shares, other than the Class C Shares, the GBP Redeemable Preferred Shares and the Deferred Shares, pro rata to the number of such shares respectively held by them. For the avoidance of doubt, the Class C Shares, the GBP Redeemable Preferred Shares and the Deferred Shares shall not entitle their holders to participate in any dividends or other distributions.][2]

8.3

The Convertible Preferred Shares shall not entitle any holder to preferred dividends or accruals save that the holders of Convertible Preferred Shares shall participate in dividends or other distributions on the Class A Ordinary Shares as if such Convertible Preferred Shares had been converted into Class A Ordinary Shares in accordance with these Articles.

[1]	Note to Draft: Subject to inclusion of Class C Share rights.
[2]	Note to Draft: Subject to inclusion of Class C Share rights.

13

9.	Rights and Conversion of Convertible Preferred Shares

9.1	The Convertible Preferred Shares shall carry no voting rights, and shall not entitle their holders to receive notice of, to attend, to speak or to vote at any general meeting of the Company.

9.2

On a return of assets on liquidation or otherwise, the assets of the Company remaining after payment of its debts and liabilities and available for distribution to holders of Convertible Preferred Shares shall be applied in the manner and order of priority as set out in Article 8.1.

9.3	Any dividends shall be paid to the holders of Convertible Preferred Shares in the manner and order of priority as set out in Articles 8.2 and 8.3.

9.4

On an issuance of shares or other securities in connection with a demerger (a “Demerger Issuance”), the holders of Convertible Preferred Shares shall be entitled to participate in such Demerger Issuance as if such Convertible Preferred Shares had been converted into Class A Ordinary Shares in accordance with these Articles.

9.5

On a Solvent Reorganisation, the rights of the holders of Convertible Preferred Shares under these Articles shall be preserved in all material respects and the Company shall take all reasonable steps to ensure that the holders of Convertible Preferred Shares shall have equivalent rights in all material respects in respect of any securities and property receivable upon any such Solvent Reorganisation as if such Convertible Preferred Shares had been converted into Class A Ordinary Shares in accordance with these Articles.

9.6	Immediately following completion of the Business Combination, each Convertible Preferred Share shall convert into one (1) Class A Ordinary Share (credited as fully paid), provided that:

(a)

the maximum number of Class A Ordinary Shares to be issued on conversion shall be the maximum number that can be issued so that Volvo (alone or taken together with all other legal entities that, directly or indirectly, are controlled by Geely (“Geely Group”)) after such conversion holds, whether directly or indirectly through depositary shares and/or receipts, less than 50% of the aggregate voting rights attaching to the Ordinary Shares (the “Ownership Condition”); or

(b)

no conversion of a Convertible Preferred Share shall occur in circumstances which would give rise to an obligation on Volvo or any member of the Geely Group to make a mandatory offer under any applicable law or regulation to acquire all of the Class A Ordinary Shares not already held by Volvo or the Geely Group, save with the prior written prior written consent of Volvo or a member of the Geely Group (the “Takeover Condition”).

14

9.7

Any Convertible Preferred Shares which are not converted in accordance with Article 9.6 as a result of the Ownership Condition, shall automatically convert into Class A Ordinary Shares at the Preference Conversion Ratio on the last Business Day of each fiscal quarter and on such other dates as determined by the Company to the extent that such conversion can at any time be implemented in compliance with the Ownership Condition and the Takeover Condition.

9.8

If a Convertible Preferred Share would otherwise automatically be converted into Class A Ordinary Shares save for the fact that the Takeover Condition is not satisfied, the Company shall take all reasonable steps to procure a waiver prior to any such conversion from the relevant regulatory authority from any obligation on Volvo or any member of the Geely Group to make a mandatory offer following any such conversion. Upon receipt of the requisite waiver, a Convertible Preferred Share shall automatically convert in accordance with Article 9.7. For the avoidance of doubt, where no such waiver is obtained, no such conversion shall take place.

9.9

If any Convertible Preferred Share remains unconverted on or following the fifth anniversary of issuance of the Convertible Preferred Shares, a holder of a Convertible Preferred Share shall be entitled, by written notice to the Company, to require that the Convertible Preferred Shares held by it be converted into Class A Ordinary Shares and, subject, to the extent applicable, to the delivery to the Company of a duly stamped instrument of transfer in accordance with these Articles, issued (subject to compliance with the Companies Acts) or transferred to such third party investors as the relevant holder of Convertible Preferred Shares shall direct, provided that such conversion shall not breach the Ownership Condition or the Takeover Condition.

9.10

The Company shall, on the relevant conversion date, enter the holder of the converted Convertible Preferred Shares on the register of members as the holder of the appropriate number of Class A Ordinary Shares, subject to the relevant holder delivering its certificate(s) (or an indemnity for lost certificate in a form acceptable to the Board) in respect of any relevant Convertible Preferred Shares so converted in accordance with this Article provided that a failure by such holder to do so shall not prejudice or delay the conversion of the relevant Convertible Preferred Shares into Class A Ordinary Shares. Each conversion of Convertible Preferred Shares shall be deemed to have occurred at 5:00 pm, New York time, on the applicable conversion date. The Company shall within 10 Business Days of the conversion date forward to such holder by post to his address shown in the register of members (or such other address as the holder may specify by notice to the Company), free of charge, a definitive certificate for the appropriate number of fully paid Class A Ordinary Shares.

15

9.11

The conversion of Convertible Preferred Shares into Class A Ordinary Shares by a holder shall automatically be effected (without the need for any resolution of shareholders or action on the part of the Board) by:

(a)	the consolidation of the Convertible Preferred Shares to be converted and held by that holder into a single unclassified share; and

(b)

the subdivision into, and redesignation of, such share into the relevant number of Class A Ordinary Shares (rounded down to the nearest whole number) with the balance being subdivided and converted into Deferred Shares.

9.12	The Preference Conversion Ratio shall from time to time be adjusted in accordance with the provisions of this Article:

(a)

if Convertible Preferred Shares remain capable of being converted into new Class A Ordinary Shares and there is a consolidation and/or sub-division of and/or other alteration of the nominal value of the Class A Ordinary Shares;

(b)

if Convertible Preferred Shares remain capable of being converted into Class A Ordinary Shares, on an allotment of fully-paid Class A Ordinary Shares pursuant to a capitalisation of profits or reserves (including any share premium account or capital redemption reserve) to holders of Class A Ordinary Shares;

(c)

if Convertible Preferred Shares remain capable of being converted into Class A Ordinary Shares, on an offer of Class A Ordinary Shares or other share-related securities at a discount by the Company by way of rights or otherwise to all or substantially all of the holders of the Class A Ordinary Shares (a “Discounted Rights Offer”),

(each of (a), (b) and (c) a “Convertible Preferred Adjustment Event”) the Preference Conversion Ratio shall be adjusted conditional on the Convertible Preferred Adjustment Event occurring such that, in the case of (a) and (b) following adjustment the number of Class A Ordinary Shares into which the outstanding Convertible Preferred Shares will convert is the same as the number of Class A Ordinary Shares as would have resulted had the outstanding Convertible Preferred Shares been converted into Class A Ordinary Shares immediately prior to the time of the Convertible Preferred Adjustment Event at the then prevailing Preference Conversion Ratio and had then been subject to the Convertible Preferred Adjustment Event. In the case of (c), the Preference Conversion Ratio shall be adjusted by multiplying the Preference Conversion Ratio in force immediately prior to such issue or grant by the following fraction:

16

where A is the number of Class A Ordinary Shares in issue immediately before announcement of the Discounted Rights Offer: B is the number of Class A Ordinary Shares which the aggregate consideration (if any and before deduction for any commission or expenses paid or incurred by the Company in connection with such issuance) receivable for the Class A Ordinary Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Class A Ordinary Shares deliverable on the exercise thereof, would purchase at the Fair Market Value per Class A Ordinary Share on the record date of the issuance; C is the number of Class A Ordinary Shares issued or, as the case may be, the maximum number of Class A Ordinary Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights; and “Fair Market Value” means the volume weighted average price of the Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date of announcement of the Discounted Rights Offer. Any adjustment pursuant to Article 9.12(c) shall only apply to the extent a holder of Convertible Preferred Shares cannot participate in the Discounted Rights Offer due to the Ownership Condition.

9.13

If a doubt or dispute arises concerning the determination of an adjustment of the conversion ratio in accordance with Article 9.12, the Board shall refer the matter to the auditors for determination who shall make available to all Shareholders their report and whose certificate as to the amount of the adjustment is, in the absence of manifest error, conclusive and binding on all concerned and their costs shall be met by the Company.

10.	Rights and Redemption of GBP Redeemable Preferred Shares

10.1	The GBP Redeemable Preferred Shares shall carry no voting rights, and shall not entitle their holders to receive notice of, to attend, to speak or to vote at any general meeting of the Company.

10.2

On a return of assets on liquidation or otherwise, the assets of the Company remaining after payment of its debts and liabilities and available for distribution to holders of GBP Redeemable Preferred Shares shall be applied in the manner and order of priority as set out in Article 8.1.

10.3

Subject to the provisions of the Companies Acts, the Company shall be entitled, at any time, to serve notice on all or some of the holders of the GBP Redeemable Preferred Shares that it wishes to redeem all or some of the GBP Redeemable Preferred Shares in issue at that time on the date falling 14 days after service of such notice (or on such other date as may be agreed between the Company and the holders of the relevant GBP Redeemable Preferred Shares). Notice given under this Article 10.3 shall be irrevocable.

17

10.4

Upon the date on which any GBP Redeemable Preferred Shares are to be redeemed under this Article, each holder of the relevant GBP Redeemable Preferred Shares shall be bound to deliver to the Company at the Office the certificates for such of the GBP Redeemable Preferred Shares as are held by it. Upon such delivery, the Company shall redeem the shares and shall pay to (or to the order of) such holder the nominal value of the relevant GBP Redeemable Preferred Shares. If any holder of GBP Redeemable Preferred Shares whose shares are liable to be redeemed under this paragraph shall fail or refuse to deliver up the certificate for its GBP Redeemable Preferred Shares, the Company may retain the redemption moneys until delivery up of the certificate or an indemnity in respect thereof satisfactory to the Company and shall within seven days thereafter pay the redemption moneys to (or to the order of) such holder. The receipt of the registered holder for the time being of any GBP Redeemable Preferred Shares or, in the case of registered holders, the receipt of any of them for the moneys payable on redemption thereof shall constitute an absolute discharge in respect thereof.

11.	Rights of Deferred Shares

11.1

The Deferred Shares shall carry no voting rights, and shall not entitle their holders to receive notice of, to attend, to speak or to vote at any general meeting of the Company. Unless the Board determines otherwise, a holder of Deferred Shares shall not be entitled to receive a certificate for such shares.

11.2

On a return of assets on liquidation or otherwise, the assets of the Company remaining after payment of its debts and liabilities and available for distribution to holders of Deferred Shares shall be applied in the manner and order of priority as set out in Article 8.1.

11.3

The special resolution of the Company adopting these Articles shall be deemed to confer irrevocable authority on the Company, at any time and from time to time, to do all or any of the following without obtaining the sanction and/or consent of the holder(s) of the Deferred Shares (or any of them):

(a)

from the date falling two years after the Date of Adoption, to appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all or any of its/his Deferred Shares and/or an agreement to transfer the same to such person(s) as the Company may determine and without making any payment to the holder thereof; and

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(b)

(i)

from the date falling two years after the Date of Adoption, to purchase and/or cancel any Deferred Shares (in accordance with the Companies Acts) without obtaining the consent of the holder(s) of those Shares and without making any payment to the holder(s) thereof; and

(ii)	for the purposes of any such purchase and/or cancellation, to appoint any person to execute a contract for the sale of any such Shares to the Company on behalf of any holder of Deferred Shares,

and, pending such transfer, purchase and/or cancellation, to retain the certificate(s) (if any) for such Shares.

12.	Rights and Conversion of Ordinary Shares

12.1

On a return of assets on liquidation or otherwise, the assets of the Company remaining after payment of its debts and liabilities and available for distribution to holders of Ordinary Shares shall be applied in the manner and order of priority as set out in Article 8.1.

12.2	Any dividend shall be paid to the holders of Ordinary Shares in the manner and order of priority as set out in Article 8.2.

12.3	Ordinary Shares shall confer on each holder of Ordinary Shares the right to receive notice of and to attend, speak and vote at all general meetings of the Company in accordance with these Articles.

12.4

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder of such Class B Ordinary Share. The right to convert such Class B Ordinary Shares into Class A Ordinary Shares shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

12.5

Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share or by such other method as may be approved by the Board. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares. The Company shall complete the conversion as soon as reasonably practicable, and in any event within 10 Business Days, after the conversion notice is delivered by the holder of the Class B Ordinary Share to the Company.

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12.6

Save and except for voting rights as set out in Article 70.1 and conversion rights as set out in Articles 12.4 and 12.5, Class B Ordinary Shares and Class A Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

13.	[Rights and Conversion of Class C Shares][3]

14.	Power to attach rights to shares

14.1

Subject to the Companies Acts and to any rights, privileges or restrictions attached to existing shares, any share may be issued with or have attached to it such rights, privileges and restrictions, whether in regard to dividends, voting, repayment or redemption of share capital, or otherwise, as the Company may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

14.2	Shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with or without any special voting rights.

15.	Allotment of shares and pre-emption

15.1

In accordance with section 551 of the Act, the Directors are generally and unconditionally authorized to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (the “Share Rights”) up to an aggregate maximum number of [•] Ordinary Shares, provided that this authority shall, unless renewed, varied or revoked by ordinary resolution of the Company, expire on the date which is five years from the Date of the Adoption, save that the Directors may allot shares or grant Share Rights in pursuance of an offer or agreement made before such expiry which would or might require shall to be allotted or Share Rights to be granted, notwithstanding that the authority conferred by this Article 15.1 has expired.

15.2

The Directors are generally empowered to allot equity securities (as defined in section 560 of the Act) as if section 561(1) of the Act did not apply to any such allotment, provided that this power shall: (i) be limited to the allotment of equity securities up to an aggregate maximum number of [•] Ordinary Shares; and (ii) unless renewed, varied or revoked by ordinary resolution of the Company, expire on the date which is five years from the Date of Adoption, save that the Directors may allot equity securities in pursuance of any offer or agreement made before such expiry which would or might require equity securities to be allotted after such expiry, notwithstanding that the power conferred by this Article 15.2 has expired.

[3]	Note to Draft: Subject to inclusion of Class C Share rights.

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15.3	The provisions set forth in Articles 15.1 and 15.2 may be renewed at any meeting of the members of the Company.

15.4

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares, and subject to the Companies Acts, these Articles and to any relevant authority of the Company in general meeting required by the Companies Acts, the Board may offer, issue, allot, (with or without conferring rights of renunciation), grant options over or otherwise deal with or dispose of shares or grant rights to subscribe for or convert any security into shares with such preferred, deferred or other special rights, or subject to such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the Board may determine), to such persons, at such times, for such consideration and upon such terms as the Board may decide. No share may be issued at a discount.

15.5

If by the conditions of allotment of any shares the whole or part of the issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being and from time to time shall be the registered holder of the shares, or his legal personal representative.

15.6

The Board may, at any time after the allotment of any share but before any person has been entered in the Register, recognise a renunciation by the allottee in favour of some other person and accord to the allottee of a share a right to effect such renunciation and/or allow the rights to be represented to be one or more participating securities, in each case upon the subject to such terms and conditions as the Board may think fit to impose.

16.	Redeemable shares

Subject to the Companies Acts and to any rights attaching to existing shares, any share may be issued which can be redeemed or is liable to be redeemed at the option of the Company or the holder. The Board may determine the terms, conditions and manner of redemption of any redeemable shares which are issued. Such terms and conditions shall apply to the relevant shares as if the same were set out in these Articles.

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17.	Pari passu issues

If new shares are created or issued which rank equally with any other existing shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.

18.	Variation of rights

18.1

Subject to the Companies Acts, the rights attached to any class of shares can be varied or abrogated either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued share of that class (excluding any shares of that class held as treasury shares) or with the authority of a special resolution passed at a separate meeting of the holders of the relevant class of shares known as a class meeting.

18.2

The provisions of this Article will apply to any variation or abrogation of rights of shares forming part of a class. Each part of the class which is being treated differently is treated as a separate class in applying this Article.

18.3	All the provisions in these Articles as to general meetings shall apply, with any necessary modifications, to every class meeting except that:

(a)

the quorum at every such meeting shall not be less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class (excluding any shares of that class held as treasury shares); and

(b)	if at any adjourned meeting of such holders such quorum as set out above is not present, at least one person holding shares of the class who is present in person or by proxy shall be a quorum.

18.4	The Board may convene a class meeting whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights.

19.	Payment of commission

The Company may in connection with the issue of any shares or the sale for cash of treasury shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or other securities or the grant of an option to call for an allotment of shares or any combination of such methods.

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20.	Trusts not recognised

Except as otherwise expressly provided by these Articles, required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust, and the Company shall not be bound by or required in any way to recognise (even when having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share other than an absolute right of the holder of the whole of the share.

21.	Share certificates

21.1

Every person (except a person to whom the Company is not by law required to issue a certificate and except as otherwise provided in these Articles) whose name is entered in the Register as a holder of any shares shall be entitled, without charge, to receive within the time limits prescribed by the Companies Acts (unless the terms of issue prescribe otherwise) one certificate for all of the shares of that class registered in his or her name.

21.2

The Company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons. Delivery of a certificate to the person first named in the Register shall be sufficient delivery to all joint holders.

21.3

Where a member has transferred part only of the shares comprised in a certificate, the member shall be entitled without charge to a certificate for the balance of such shares. Where a member receives more shares of any class, the member shall be entitled without charge to a certificate for the extra shares of that class.

21.4

A share certificate may be issued under Seal (by affixing the Seal to or printing the Seal or a representation of it on the certificate) or signed by at least two Directors or by at least one Director and the Secretary. Such certificate shall specify the number and class of the shares in respect of which it is issued and the amount or respective amounts paid up on it. The Board may be resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or other means or may be printed on them or that the certificates need not be signed by any person.

21.5

Every share certificate sent in accordance with these Articles will be sent at the risk of the member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

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22.	Replacement certificates

22.1

Any two or more certificates representing shares of any one class held by any member may at the request of the member be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

22.2	Any certificate representing shares of any one class held by any member may at the request of the member be cancelled and two or more certificates for such shares may be issued instead.

22.3

If a share certificate is defaced, worn out or said to be stolen, lost or destroyed, it may be replaced on such terms as to evidence and indemnity as the Board may decide and, where it is defaced or worn out, after delivery of the old certificate to the Company.

22.4

The Board may require the payment of any reasonable exceptional out-of-pocket expenses of the Company incurred in connection with the issue of any certificates under this Article. In the case of shares held jointly by several persons, any such request as is mentioned in this Article may be made by any one of the joint holders.

23.	Lien on shares not fully paid

The Company shall have a first and paramount lien on every share, not being a fully paid share, for all amounts payable to the Company (whether presently or not) in respect of that share. The Company’s lien over a share takes priority over any third party’s interest in that share, and extends to any dividend or other money payable by the Company in respect of that share (and, if the lien is enforced and the share is sold by the Company, the proceeds of sale of that share). The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

24.	Enforcement of lien by sale

The Company may sell, in such manner as the Board may decide, any share over which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the Board may authorise some person to sign an instrument of transfer of the share sold to, or in accordance with the directions, of the buyer. The buyer shall not be bound to see to the application of the purchase money, nor shall the buyer’s title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

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25.	Application of proceeds of sale

The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied:

(a)

first, in or towards satisfaction of so much of the amount due to the Company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged; and

(b)

second, any residue shall be paid to the person who was entitled to the share at the time of the sale but only after the certificate for the shares sold has been surrendered to the company for cancellation, or an indemnity in a form reasonably satisfactory to the directors has been given for any lost certificates, and subject to a like lien for debts or liabilities not presently payable as existed on the share prior to the sale.

26.	Calls

26.1

Subject to these Articles and the terms on which the shares are allotted, the Board may from time to time make calls on the members in respect of any monies unpaid on their shares (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue.

26.2	The Company may make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and the time of payment of such calls.

26.3

Each member shall (subject to the Company serving upon him or her at least 14 clear days’ notice specifying when and where payment is to be made and whether or not by instalments) pay to the Company as required by the notice the amount called on such member’s shares.

26.4	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

26.5	A call may be revoked or postponed, in whole or in part, as the Board may decide.

26.6	Liability to pay a call is not extinguished or transferred by transferring the shares in respect of which the call is required to be paid.

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27.	Liability of joint holders

The joint holders of a share shall be jointly and severally liable to pay all calls and payments in respect of the share.

28.	Interest on calls

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay all expenses that have been incurred by the Company by reason of such non-payment together with interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate (not exceeding the Bank of England base rate by more than five percentage points) as the Board may decide. The Board may waive payment of the interest or the expenses in whole or in part.

29.	Power to differentiate

On or before the issue of shares, the Board may decide that allottees or holders of shares can be called on to pay different amounts or that they can be called on at different times.

30.	Payment of calls in advance

The Board may, if it thinks fit, receive from any member willing to advance the same, all or any part of the monies uncalled and unpaid on the shares held by him or her. Such payment in advance of calls shall, to the extent of the payment, extinguish the liability on the shares on which it is made. The Company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called upon the shares in respect of which such advance has been made, at such rate as the Board may decide. The Board may at any time repay the amount so advanced by giving at least three months’ notice in writing to such member of its intention to do so, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

31.	Notice if call or instalment not paid

If any member fails to pay the whole of any call (or any instalment of any call) by the date when payment is due, the Board may at any time give notice in writing to such member (or to any person entitled to the shares by transmission), requiring payment of the amount unpaid (and any accrued interest and any expenses incurred by the Company by reason of such non-payment) by a date not less than 14 clear days from the date of the notice. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

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32.	Forfeiture for non-compliance

If the notice referred to in Article 31 is not complied with, any share for which it was given may be forfeited, by resolution of the Board to that effect, at any time before the payment required by the notice has been made. Such forfeiture shall include all dividends declared or other monies payable in respect of the forfeited shares and not paid before the forfeiture.

33.	Notice after forfeiture

When any share has been forfeited, notice of the forfeiture shall be served on the holder of the share or the person entitled to such share by transmission (as the case may be) before forfeiture. An entry of such notice having been given and of the forfeiture and the date of forfeiture shall immediately be made in the Register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry in the Register.

34.	Forfeiture may be annulled

The Board may annul the forfeiture of a share, at any time before any forfeited share has been cancelled or sold, re-allotted or otherwise disposed of, on the terms that payment shall be made of all calls and interest due on it and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit.

35.	Surrender

The Board may accept the surrender of any share liable to be forfeited and, in any event, references in these Articles to forfeiture shall include surrender.

36.	Sale of forfeited shares

36.1	A forfeited share shall become the property of the Company.

36.2	Subject to the Companies Acts, any such share may be sold, re-allotted or otherwise disposed of, on such terms and in such manner as the Board thinks fit.

36.3

The Board may, for the purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register even if no share certificate is lodged and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the share. The Company may receive the consideration (if any) given for the share on its disposal.

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37.	Effect of forfeiture

A shareholder whose shares have been forfeited shall cease to be a member in respect of such forfeited shares and shall surrender the certificate for such shares to the Company for cancellation. Such shareholder shall remain liable to pay to the Company all sums which at the date of forfeiture were presently payable by him or her to the Company in respect of such shares with interest (not exceeding the Bank of England base rate by five percentage points) from the date of the forfeiture to the date of payment. The Directors may waive payment of interest wholly or in part and may enforce payment, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

38.	Evidence of forfeiture

A statutory declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share. The person to whom the share is transferred or sold shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his or her title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share.

39.	Form of transfer

39.1

Subject to these Articles, each member may transfer all or any of his or her shares by instrument of transfer in writing in any usual form or in any form approved by the Board. Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. All instruments of transfer, when registered, may be retained by the Company.

39.2	The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the Register in respect of it.

39.3	The directors are authorised to establish such clearing and settlement procedures for the shares of the Company as they deem fit from time to time.

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40.	Right to refuse registration of transfer

40.1	The Board may, in its absolute discretion, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless:

(a)	it is for a share which is fully paid up;

(b)	it is for a share upon which the Company has no lien;

(c)	it is only for one class of share;

(d)	it is in favour of a single transferee or no more than four joint transferees;

(e)	it is duly stamped or is duly certificated or otherwise shown to the satisfaction of the Board to be exempt from stamp duty (if this is required); and

(f)

it is delivered for registration to the Office (or such other place as the Board may determine), accompanied (except in the case of a transfer by a person to whom the Company is not required by law to issue a certificate and to whom a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor (or person renouncing) and the due execution of the transfer or renunciation by him or her or, if the transfer or renunciation is executed by some other person on his or her behalf, the authority of that person to do so.

40.2	Transfers of shares will not be registered in the circumstances referred to in Article 76.

41.	Notice of refusal to register a transfer

If the Board refuses to register a transfer of a share it shall notify the transferee of the refusal and the reasons for it within two months after the date on which the transfer was lodged with the Company or the instructions to the relevant system received. Any instrument of transfer which the Board refuses to register shall be returned to the person depositing it (except if there is suspected or actual fraud). All instruments of transfer which are registered may be retained by the Company.

42.	No fees on registration

No fee shall be charged for registration of a transfer or other document or instruction relating to or affecting the title to any share or for making any other entry in the Register.

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43.	Other powers in relation to transfers

Nothing in these Articles shall prevent the Board:

(a)	from recognising a renunciation of the allotment of any share by the allottee in favour of another person; or

(b)

(if empowered to do so by these Articles) from authorising any person to execute an instrument of transfer of a share and from authorising any person to transfer that share in accordance with any procedures implemented under Article 24.

44.	Transmission of shares on death

If a member dies, the survivors or survivor (where the member was a joint holder), and his or her executors or administrators (where the member was a sole or the only survivor of joint holders), shall be the only persons recognised by the Company as having any title to his or her shares. Nothing in these Articles shall release the estate of a deceased member from any liability for any share which has been solely or jointly held by such member.

45.	Election of person entitled by transmission

45.1

Any person becoming entitled to a share because of the death or bankruptcy of a member, or otherwise by operation of law, may (on such evidence as to his or her title being produced as the Board may require) elect either to become registered as a member or to have some person nominated by him or her registered as a member. If such person elects to become registered himself or herself, he or she shall notify the Company to that effect. If such person elects to have some other person registered, he or she shall execute an instrument of transfer of such share to that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his or her death, bankruptcy or other event had not occurred. Where the entitlement of a person to a share because of the death or bankruptcy of a member or otherwise by operation of law is proved to the satisfaction of the Board, the Board shall within 10 Business Days after proof cause the entitlement of that person to be noted in the Register.

46.	Rights on transmission

Where a person becomes entitled to a share because of the death or bankruptcy of any member, or otherwise by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other monies payable in respect of it and shall have the same rights to which he or she would be entitled if the holder of the share, except that he or she shall not be entitled to receive notice of, or to attend or vote at, any meeting of the Company or a separate meeting of the holders of any class of shares of the Company before being registered as the holder of the share. The Board may at any time give notice requiring any such person to elect either to be registered himself or herself or to transfer the share. If the notice is not complied with within 90 days, the Board may withhold payment of all dividends and the other monies payable in respect of such share until the requirements of the notice have been complied with.

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47.	Destruction of documents

47.1	The Company may destroy any:

(a)	instrument of transfer, after six years from the date on which it is registered;

(b)	dividend mandate or any variation or cancellation of a dividend mandate or any notification of change of name or address, after two years from the date on which it is recorded;

(c)	share certificate, after one year from the date on which it is cancelled;

(d)	instrument of proxy which has been used for the purpose of a poll at any time after one year has elapsed from the date of use;

(e)	instrument of proxy which has not been used for the purpose of a poll at any time after a period of one month has elapsed from the end of the meeting to which the instrument of proxy relates; or

(f)

other document for which any entry in the Register is made, after six years from the date on which an entry was first made in the Register in respect of it, provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is made and retained (whether electronically, by microfilm, by digital imaging or by other similar means) until the expiration of the period applicable to the destruction of the original of such document.

47.2	It shall be conclusively presumed in favour of the Company that every:

(a)	entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made;

(b)	instrument of transfer so destroyed was duly registered;

(c)	share certificate so destroyed was duly cancelled; and

(d)	other document so destroyed had been properly dealt with under its terms and was valid and effective according to the particulars in the records of the Company.

47.3

This Article shall only apply to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant. Nothing in this Article shall be construed as imposing any liability on the Company in respect of the destruction of any such document other than as provided for in this Article which would not attach to the Company in the absence of this Article. References in this Article to the destruction of any document include references to the disposal of it in any manner.

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48.	Sub-division

Any resolution authorising the Company to sub-divide its shares or any of them may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others.

49.	Fractions

Subject to the Articles, if any shares are consolidated or consolidated and then divided, the Board has power to deal with any fractions of shares which result. If the Board decides to sell any shares representing fractions, it can do so for the best price reasonably obtainable and distribute the net proceeds of sale among members in proportion to their fractional entitlements. The Board can sell those shares to anyone, including the Company if the legislation allows, and may authorise any person to transfer or deliver the shares to the buyer or in accordance with the buyer’s instructions. The Buyer shall not be bound to see to the application of the purchase money, nor shall the buyer’s title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

50.	Annual general meetings

An annual general meeting shall be held once a year, at such time (consistent with the terms of the Companies Acts) and place, including partly (but not wholly) by means of electronic facility or facilities, as may be determined by the Board.

51.	Convening of general meetings

51.1	The Board may, whenever it thinks fit, and shall on requisition in accordance with the Companies Acts, proceed to convene a general meeting.

51.2	Subject always to Article 60.3, the Board may make whatever arrangements it considers fit to allow those entitled to do so to attend and participate in any general meeting.

51.3

The Board shall determine in relation to each general meeting the means of attendance at and participation in the meeting, including whether the persons entitled to attend and participate in the meeting shall be enabled to do so:

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(a)

(subject to Article 60.3) by means of electronic facility or facilities pursuant to Article 52 (and for the avoidance of doubt, the Board shall be under no obligation to offer or provide such facility or facilities, whatever the circumstances); and/or

(b)	by simultaneous attendance and participation at a satellite meeting place or places pursuant to Article 54.7.

51.4

A general meeting may be held at two or more places using any technology that enables members who are not together at the same place to listen, speak and vote at such meeting. Specifically, a general meeting may be held as a physical meeting, a hybrid meeting or an electronic meeting, as may be determined by the Directors in their absolute discretion.

51.5

Two or more persons who may not be in the same place as each other attend a general meeting if their circumstances are such that if they have (or were to have) rights to speak and vote at that meeting, they are (or would be) able to exercise them.

51.6

A person is able to participate in a meeting if that person’s circumstances are such that if he or she has (or were to have) rights in relation to the meeting, he or she is (or would be) able to exercise them.

51.7

In determining whether persons are attending or participating in a meeting, other than at a physical place or places, it is immaterial where any of them are or how they are able to communicate with each other.

51.8

A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

51.9	A person is able to exercise the right to vote at a general meeting when:

(a)	that person is able to vote, during the meeting (or, in the case of a poll, within the time period specified by the chair of the meeting) on resolutions put to the vote at the meeting; and

(b)	that person’s vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

51.10

If, at any general meeting at which members are entitled to participate by means of electronic facility or facilities determined by the Board pursuant to Article 52, any document is required to be on display or to be available for inspection at the meeting (whether prior to or for the duration of the meeting or both), the Company shall ensure that it is available in electronic form to persons entitled to inspect it for at least the required period of time, and this will be deemed to satisfy any such requirement.

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52.	Simultaneous attendance and participation by electronic facilities

Without prejudice to Article 54.7, the Board may resolve to enable persons entitled to attend and participate in a general meeting to do so partly (but not wholly) by simultaneous attendance and participation by means of electronic facility or facilities, and may determine the means, or all different means, of attendance and participation used in relation to the general meeting. The members present in person or by proxy by means of an electronic facility or facilities (as so determined by the Board) shall be counted in the quorum for, and be entitled to participate in, the general meeting in question. That meeting shall be duly constituted and its proceedings valid if the chair is satisfied that adequate facilities are available throughout the meeting to ensure that members attending the meeting by all means (including the means of an electronic facility or facilities) are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak at the meeting; and

(c)	be heard by all other persons attending and participating in the meeting.

53.	Notice of general meetings

A general meeting shall be called by at least such minimum notice as is required or permitted by the Companies Acts. The period of notice shall in either case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given to all members other than those who are not entitled to receive such notices from the Company. The Company may give such notice by any means or combination of means permitted by the Companies Acts.

54.	Contents of notice of general meetings

54.1

Every notice calling a general meeting shall specify the place (including any satellite meeting place or places determined pursuant to Article 54.7), date and time of the meeting. There shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to a proxy or (if he or she has more than one share) proxies to exercise all or any of his or her rights to attend, speak and vote and that a proxy need not be a member of the Company. Such notice shall also include the address of the website on which the information required by the Act is published, state the procedures with which members must comply in order to be able to attend and vote at the meeting (including the date by which they must comply), provide details of any forms to be used for the appointment of a proxy and state that a member has the right to ask questions at the meeting in accordance with the Act.

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54.2

The notice shall specify the general nature of the business to be transacted at the meeting and shall set out the text of all resolutions to be considered by the meeting and shall state in each case whether it is proposed as an ordinary resolution or as a special resolution.

54.3	In the case of an annual general meeting, the notice shall also specify the meeting as such.

54.4	If pursuant to Article 52 the Board determines that a general meeting shall be held partly by means of electronic facility or facilities, the notice shall:

(a)	include a statement to that effect;

(b)	specify the means, or all different means, of attendance and participation thereat, and any access, identification and security arrangements determined pursuant to Article 64; and

(c)	state how it is proposed that persons attending or participating in the meeting electronically should communicate with each other during the meeting.

54.5	The notice shall specify such arrangements as have at that time been made for the purpose of Article 54.7.

54.6

For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes a person may cast, the Company may specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting (not taking into account non-working days) by which a person must be entered in the Register in order to have the right to attend or vote at the meeting or appoint a proxy to do so.

54.7

Without prejudice to Article 52, the Board may resolve to enable persons entitled to attend and participate in a general meeting to do so by simultaneous attendance and participation at a satellite meeting place or places anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to participate in, the general meeting in question, and the meeting shall be duly constituted and its proceedings valid if the chair is satisfied that adequate facilities are available throughout the meeting to ensure that members attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;

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(b)	hear all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c)

be heard by all other persons so present in the same way, and the meeting shall be deemed to take place at the place where the chair of the meeting presides (the principal meeting place, with any other location where that meeting takes place being referred in these Articles as a satellite meeting). The chair shall be present at, and the meeting shall be deemed to take place at, the principal meeting place and the powers of the chair shall apply equally to each satellite meeting place, including his or her power to adjourn the meeting as referred to in Article 61.

54.8

If the general meeting is to be a hybrid meeting or an electronic meeting, the notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation at the meeting or where such details will be made available by the Company prior to the meeting. Unless otherwise specified in the notice of meeting or determined by the chair of the meeting, a general meeting is deemed to take place at the place where the chair of the meeting is at the time of the meeting.

55.	Omission to give notice and non-receipt of notice

The accidental omission to give notice of any meeting or to send an instrument of proxy (where this is intended to be sent out with the notice) to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings of that meeting.

56.	Postponement of general meeting

If, after the sending of the notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board, in its absolute discretion, considers that it is impracticable or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting (including a satellite meeting to which Article 54.7 applies) and/or by means of the electronic facility or facilities specified in the notice, it may postpone the general meeting to another date, time and/or place (or in the case of a general meeting to be held at a principal meeting place and one or more satellite meeting places, to such other places) and/or change the electronic facility or facilities. If such a decision is made, the Board may then change the place (or any of the places in the case of a general meeting to which Article 54.7 applies) and/or the electronic facility or facilities and/or postpone the date and/or time again if it considers that it is reasonable to do so. No new notice of the general meeting need be sent but the Board shall take reasonable steps to ensure that

36

notice of the change of date, time, place (or places, in the case of a general meeting to which Article 54.7 applies) of and/or electronic facility or facilities for the postponed meeting appear at the original time and at the original place (or places, in the case of a general meeting to which Article 54.7 applies) and/or on the original electronic facility or facilities. When a general meeting is so postponed, notice of the date, time and place (or places in the case of a meeting to which Article 54.7 applies), including any electronic facility if applicable, of the postponed meeting shall be given in such manner as the Board may, in its absolute discretion, determine. No business shall be transacted at any postponed meeting other than business which might properly have been transacted at the meeting had it not been postponed. Notice of the business to be transacted at such postponed meeting shall not be required. If a general meeting is postponed in accordance with this Article 56, the appointment of a proxy will be valid if it is delivered and received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting. When calculating the 48 hour period mentioned in this Article, the Directors can decide not to take account of any part of a day that is not a working day.

57.	Quorum at general meeting

No business shall be transacted at any general meeting unless a quorum is present. If a quorum is not present a chair of the meeting can still be chosen and this will not be treated as part of the business of the meeting. Two members that in aggregate hold at least 51% of the issued shares of the Company who are present in person or by proxy and entitled to attend and to vote on the business to be transacted shall be a quorum for a general meeting all purposes.

58.	Procedure if quorum not present

If a quorum is not present within fifteen minutes (or such longer interval as the chair in his or her absolute discretion thinks fit) from the time appointed for holding a general meeting, or if a quorum ceases to be present during a meeting, the meeting shall be dissolved if convened on the requisition of members. In any other case, the meeting shall stand adjourned to such day (not being less than ten clear days after the date of the original meeting), and at such time and place or places, with such means of attendance and participation (including partly but not wholly by means of electronic facility or facilities), as the chair (or, in default, the Board) may determine at his/her/its absolute discretion. If at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum and any notice of an adjourned meeting shall state this.

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59.	Chair of general meeting

The chair of the Board shall preside at every general meeting of the Company. If there is no such chair or if at any meeting he or she shall not be present within five minutes after the time appointed for holding the meeting, or shall be unwilling to act as chair, the deputy chair (if any) of the Board shall, if present and willing to act, preside at such meeting. If more than one deputy chair is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chair who has been in office as a director the longest shall take the chair. If no chair or deputy chair shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he or she shall be chair if willing to act. If there be no Director present and willing to act, the members present and entitled to vote shall choose one of their number to be chair of the meeting. Nothing in these Articles shall restrict or exclude any of the powers or rights of a chair of a meeting which are given by law. The chair of a general meeting (be it a physical meeting, a hybrid meeting or an electronic meeting) shall, for the purpose of conducting the meeting in orderly manner, have power to take all such steps and actions as he deems appropriate to maintain order during the meeting.

60.	Entitlement to attend, speak and participate

60.1

A Director (and any other person invited by the chair to do so) may attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company, whether or not also a member.

60.2

All persons seeking to attend and participate in a general meeting by way of electronic facility or facilities shall be responsible for maintaining adequate facilities to enable them to do so. Subject only to the requirement for the chair to adjourn a general meeting in accordance with the provisions of Article 61.2, any inability of a person or persons to attend or participate in a general meeting by way of electronic facility or facilities shall not invalidate the proceedings of that meeting.

60.3	Nothing in these Articles authorises or allows a general meeting to be held exclusively on an electronic basis.

61.	Adjournments

61.1

The chair may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place (or, in the case of a meeting held at a principal meeting place and one or more satellite meeting places, such other places) and/or from such electronic facility or facilities for attendance and participation to such other electronic facility or facilities as the

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meeting shall determine. However, without prejudice to any other power which the chair may have under these Articles (including the power to adjourn a meeting conferred by Article 61.2) or at common law, the chair may, without the need for the consent of the meeting and before or after it has started and irrespective of whether a quorum is present, interrupt or adjourn any meeting from time to time (or indefinitely) and from place to place (or places in the case of a meeting to which Article 54.7 applies) or from electronic facility to electronic facility, or for an indefinite period, if of the opinion that it has become necessary to do so in order:

(a)	to secure the proper and orderly conduct of the meeting; or

(b)	to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting; or

(c)	to ensure that the business of the meeting is properly disposed of.

61.2

If it appears to the chair that the facilities at the principal meeting place or any satellite meeting place or an electronic facility or facilities or security at any general meeting have become inadequate for the purposes referred to in Articles 52 or 54.7, or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of meeting, then the chair shall, without the consent of the meeting, interrupt or adjourn the general meeting.

61.3	All business conducted at a meeting up to the time of any adjournment shall, subject to Article 61.4, be valid.

61.4

The chair may specify that only the business conducted at the meeting up to a point in time which is earlier than the time of the adjournment is valid, if in his or her opinion, to do so would be more appropriate.

62.	Notice of adjournment

Any adjournment pursuant to Article 61 may, subject to the Act, be for such time and with such means of attendance and participation (including at such place or places and/or by means of such electronic facility or facilities) as the chair (or, in default, the Board) may in his, her or its absolute discretion determine, notwithstanding that by reason of the adjournment some members may be unable to attend and participate in the adjourned meeting. Whenever a meeting is adjourned for 30 days or more or indefinitely, at least seven clear days’ notice, specifying the day, the time and the place or places of the adjourned meeting and the means of attendance and participation (including by means of electronic facility or facilities if applicable) as the chair (or, in default, the Board) may in his or her absolute discretion determine, and the general nature of the business to be transacted, shall be given in the same manner as in the case of the original meeting. Save as aforesaid and subject to the Act, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. Where a meeting is adjourned indefinitely, form and (where applicable) place for the adjourned meeting shall be fixed by the Directors.

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63.	Business of adjourned meeting

No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

64.	Accommodation of members, security arrangements and orderly conduct at general meetings

64.1

The Board may, for the purpose of controlling the level of attendance or ensuring the safety of those attending at any place specified for the holding of a general meeting, ensuring the security of the meeting and ensuring the future orderly conduct of the meeting, from time to time make such arrangements as it shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements therefor. Any decision made under this Article 64.1 shall be final and the entitlement of any member or proxy to attend a general meeting at such place (or places, in the case of a meeting to which Article 54.7 applies) shall be subject to any such arrangements as may be for the time being approved by the Board.

64.2

The Board may direct that any person wishing to attend any general meeting held at a physical place should provide evidence of identity and submit to such searches or other security arrangements or restrictions (including restrictions in items of personal property to be taken into the meeting) as the Board shall consider appropriate in the circumstances.

64.3

If a general meeting is held partly by means of an electronic facility or facilities pursuant to Article 52, the Board and the chair may make any arrangement and impose any requirement or restriction that is:

(a)	necessary to ensure the identification of those taking part by means of such electronic facility or facilities and the security of the electronic communication; and

(b)	in its or his or her view, proportionate to those objectives. In this respect, the Board may authorise any voting application, system or facility for attendance and participation as it sees fit.

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64.4

The Board shall be entitled in its absolute discretion to authorise one or more persons (including the Directors, the company secretary or the chair) to refuse physical or electronic entry to, or eject (physically or electronically) from, any meeting any person who fails to provide such evidence of identity or to submit to such searches or to otherwise comply with such security arrangements or restrictions as are required pursuant to this Article, or who causes the meeting to become disorderly.

64.5

Subject to the Act (and without prejudice to any other powers vested in the chair of a meeting) when conducting a general meeting, the chair may make whatever arrangement and take such action or give such directions as he or she considers, in his or her absolute discretion, to be appropriate or conducive to promote the orderly conduct of the meeting, to promote the conduct of the business laid down in the notice of the meeting with reasonable despatch and to maintain good order. The chair’s decision on points of order, matters of procedure or on matters arising incidentally from the business of the meeting shall be final and conclusive, as shall his or her determination as to whether any point or matter is of such a nature.

64.6

Without affecting the generality of Article 61.4, the Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations determined by the Board from time to time at its absolute discretion.

64.7

All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so. Any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

64.8

A physical meeting may also be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

65.	Amendment to resolutions

65.1

If an amendment to any resolution under consideration is proposed but is ruled out of order by the chair of the meeting in good faith, any error in such ruling shall not invalidate the proceedings on the original resolution.

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65.2

In the case of a resolution duly proposed as a special resolution, no amendment to it (other than an amendment to correct a patent error) may in any event be considered or voted on. In the case of a resolution duly proposed as an ordinary resolution no amendment to it (other than an amendment to correct a patent error) may be considered or voted on unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed, notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office or received in electronic form at the electronic address at which the Company has or is deemed to have agreed to receive it or the chair of the meeting in his or her absolute discretion decides that it may be considered or voted on.

66.	Members’ resolutions

66.1

Members of the Company shall have the rights provided by the Companies Acts to have the Company circulate and give notice of a resolution which may be properly moved, and is intended to be moved, at the Company’s next annual general meeting.

66.2	Expenses of complying with these rights shall be borne in accordance with the Companies Acts.

67.	Method of voting

67.1	Any resolution put to the vote at a general meeting shall be decided on a poll.

67.2	At general meetings, resolutions shall be put to the vote by the chair of the meeting and there shall be no requirement for the resolution to be proposed or seconded by any person.

68.	Objection to error in voting

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chair of the meeting and shall only vitiate the decision of the meeting on any resolution if the chair decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the chair of the meeting on such matters shall be final and conclusive.

69.	Procedure on a poll

69.1

Any poll duly demanded on the election of a chair or on any question of adjournment shall be taken immediately. A poll duly demanded on any other matter shall be taken in such manner (including the use of ballot, voting papers, tickets or electronic means or any combination thereof) and at such time and place, not more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, and by such means of attendance and participation (including at such place or places and/or by means of such electronic facility or facilities) as the chair shall direct. The chair may appoint scrutineers

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who need not be members. It is not necessary to give notice of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days’ notice shall be given specifying the time, date and place at the which the poll shall be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

69.2	On a poll votes may be given in person or by proxy. Members entitled to more than one vote need not, if they vote, use all their votes or cast all the votes they use in the same way.

70.	Votes of members[4]

70.1

Subject to the Companies Acts, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights under these Articles, members holding Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote as one class on all matters, and every member holding Class A Ordinary Shares present in person or by proxy shall have one (1) vote for each Class A Ordinary Share it holds, and every member holding Class B Ordinary Shares present in person or by proxy shall have ten (10) votes for each Class B Ordinary Share it holds.

70.2

In any class meeting of: (a) the members holding Class A Ordinary Shares, each Class A Ordinary Share shall be considered as carrying the same number of votes as the other Class A Ordinary Shares; or (b) the members holding Class B Ordinary Shares, each Class B Ordinary Share shall be considered as carrying the same number of votes as the other Class B Ordinary Shares.

70.3

If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Register.

70.4

Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, upon or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person on behalf of such member to vote in person, on a poll, by proxy on behalf of such member at any general meeting or to exercise any other right conferred by membership

[4]	Note to Draft: Subject to inclusion of Class C Share voting rights.

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in relation to meetings of the Company. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and, in default, the right to vote shall not be exercisable.

70.5	In the case of equality of votes, the chair of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote.

71.	No right to vote where sums overdue on shares

No member may vote at a general meeting (or any separate meeting of the holders of any class of shares), either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him or her unless:

(a)

all calls or other sums presently due and payable by him or her in respect of that share whether alone or jointly with any other person together with interest and expenses (if any) have been paid to the Company; or

(b)	the Board determines otherwise.

72.	Voting by Proxy

72.1

In the case of a proxy relating to shares in the capital of the Company held in the name of a Depositary, the appointment of a proxy shall be in a form or manner of communication approved by the Board, which may include, without limitation, a voter instruction form to be provided to the Company by certain third parties on behalf of the Depositary.

72.2

Subject to Articles 72.1, an instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the Board) executed under the hand of the appointor or his or her duly constituted attorney or, if the appointor is a corporation, under its seal or signed by a duly authorised officer or attorney or other person authorised to sign.

72.3

Subject to the Companies Acts, the Board may accept the appointment of a proxy received by electronic means on such terms and subject to such conditions as it considers fit. The appointment of a proxy received by electronic means shall not be subject to the requirements of Article 72.1.

72.4	For the purposes of Articles 72.1 and 72.2, the Board may require such reasonable evidence it considers necessary to determine:

(a)	the identity of the member and the proxy; and

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(b)	where the proxy is appointed by a person acting on behalf of the member, the authority of that person to make the appointment.

72.5

A member may appoint another person as proxy to exercise all or any of his or her rights to attend and to speak and to vote on a resolution or amendment of a resolution, or on other business arising, at a meeting or meetings of the Company. Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to exercise all such rights, as the proxy thinks fit.

72.6	A proxy need not be a member.

72.7

A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to different shares held by the member. When two or more valid but differing appointments of proxy are delivered or received for the same share for use at the same meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

72.8	Delivery or receipt of an appointment of proxy does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll.

72.9

The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates. The appointment of a proxy shall be valid for 12 months from the date of execution or, in the case of an appointment of proxy delivered by electronic means, for 12 months from the date of delivery unless otherwise specified by the Board.

72.10

Subject to the Companies Acts, the Company may send a form of appointment of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting. If sent, the form shall provide for three-way voting on all resolutions (other than procedural resolutions) set out in the notice of meeting.

73.	Receipt of proxy

73.1	An instrument appointing a proxy and any reasonable evidence required by the Board in accordance with Article 72.3 shall:

(a)

subject to Articles 73.1(c) and 73.1(d), in the case of an instrument of proxy in hard copy form, delivered to the office, or another place in the United Kingdom specified in the notice convening the meeting or in the form of appointment of proxy or other accompanying document sent by the Company in relation to the meeting (a “proxy notification address”) not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;

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(b)

subject to Articles 73.1(c) and 73.1(d), in the case of an appointment of a proxy sent by electronic means, where the Company has given an electronic address (a “proxy notification electronic address”):

(i)	in the notice calling the meeting;

(ii)	in an instrument of proxy sent out by the Company in relation to the meeting;

(iii)	in an invitation to appoint a proxy issued by the Company in relation to the meeting; or

(iv)

on a website maintained by or on behalf of the Company on which any information relating to the meeting is required by the Act to be kept, it shall be received at such proxy notification electronic address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;

(c)

in the case of a poll taken more than 48 hours after it is demanded, delivered or received at a proxy notification address or a proxy notification electronic address and not less than 24 hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or

(d)

in the case of a poll which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded, or in the case of an adjourned meeting to be held 48 hours or less after the time fixed for holding the original meeting, received:

(i)	at a proxy notification address or a proxy notification electronic address in accordance with Articles 73.1(a) or (b);

(ii)	by the chair of the meeting or the secretary or any director at the meeting at which the poll is demanded or, as the case may be, at the original meeting; or

(iii)

at a proxy notification address or a proxy notification electronic address by such time as the chair of the meeting may direct at the meeting at which the poll is demanded. In calculating the periods in this Article, no account shall be taken of any part of a day that is not a working day.

73.2

The Board may decide, either generally or in any particular case, to treat a proxy appointment as valid notwithstanding that the appointment or any of the information required under Article 72.3 has not been received in accordance with the requirements of this Article.

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73.3

Subject to Article 73.2, if the proxy appointment and any of the information required under Article 72.3 is not received in the manner set out in Article 73.1, the appointee shall not be entitled to vote in respect of the shares in question.

73.4

Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company is sent to the Company by electronic means under this Article, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

74.	Revocation of proxy

A vote given or poll demanded by a proxy shall be valid in the event of the death or mental disorder of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share for which the instrument of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or at such other place as has been appointed for the deposit of instruments of proxy, no later than the last time at which an appointment of a proxy should have been received in order for it to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll taken.

75.	Corporate representatives

75.1

A corporation (whether or not a company within the meaning of the Act) which is a member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative (or, as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares.

75.2

Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation’s holdings to which the authority relates) as the corporation could exercise if it were an individual member.

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75.3

The corporation shall for the purposes of these Articles be deemed to be present in person and at any such meeting if a person so authorised is present at it, and all references to attendance and voting in person shall be construed accordingly.

75.4

A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or her or such other evidence of his or her authority reasonably satisfactory to them before permitting him or her to exercise his or her powers.

75.5

A vote given or a poll demanded by a corporate representative shall be valid notwithstanding that the representative is no longer authorised to represent the member unless notice of the revocation of appointment was delivered in writing to the Company at such place or address and by such time as is specified in Article 74 for the revocation of the appointment of a proxy.

76.	Failure to disclose interests in shares

76.1

If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice under section 793 of the Act (section 793 notice) and has failed in relation to any shares (default shares, which expression includes any shares issued after the date of such notice in right of those shares) to give the Company the information required by the section 793 notice within the prescribed period from the service of the notice, the following sanctions shall apply unless the Board determines otherwise:

(a)

the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b)	where the default shares represent at least 0.25% in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares):

(i)

any dividend or other money payable for such shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to Article 131, to receive shares instead of that dividend; and

(ii)

no transfer, other than an excepted transfer, of any shares held by the member shall be registered unless the member himself or herself is not in default of supplying the required information and the member proves to the satisfaction of the Board that no person in default of supplying such information is interested in any of the shares that are the subject of the transfer.

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76.2	Where the sanctions under Article 76.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under Article 76.1(b) shall become payable):

(a)	if the shares are transferred by means of an excepted transfer but only in respect of the shares transferred; or

(b)

at the end of the period of seven days (or such shorter period as the Board may determine) following receipt by the Company of the information required by the section 793 notice and the Board being fully satisfied that such information is full and complete.

76.3

Where, on the basis of information obtained from a member in respect of any share held by him or her, the Company issues a section 793 notice to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of Article 76.1.

76.4	For the purposes of this Article:

(a)

a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a section 793 notice, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b)	interested shall be construed as it is for the purpose of section 793 of the Act;

(c)	reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes reference:

(i)	to the person’s having failed or refused to give all of any part of it; and

(ii)	to the person’s having given information which he or she knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d)	prescribed period means 14 days;

(e)	excepted transfer means, in relation to any shares held by a member:

(i)	a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 of the Act); or

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(ii)	a transfer in consequence of a sale made through any stock exchange on which the Company’s shares are normally traded; or

(iii)

a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

76.5	Nothing contained in this Article shall be taken to limit the powers of the Company under section 794 of the Act.

76.6	For the purpose of this Article 76:

(a)

where any person appearing to be interested in any shares has been served with a section 793 notice and such shares are held by a Depositary, the provisions of this Article 76 shall be deemed to apply only to those shares held by the Depositary in which such person appears to be interested and not (so far as that person’s apparent interest is concerned) to any other shares held by the Depositary in which such person does not have an interest and references to default shares shall be construed accordingly;

(b)

where the shareholder on whom a section 793 notice has been served is a Depositary, the obligations of the Depositary (acting solely in the Depositary’s capacity as such) shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by the Depositary and the provision of such information shall be at the Company’s cost.

77.	Power of sale of shares of untraced members

77.1	The Company shall be entitled to sell at the best price reasonably obtainable any share of a member, or any share to which a person is entitled by transmission, if and provided that:

(a)

during the period of 12 years before the date of sending of the notice referred to in Article 77.1(b) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his or her address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person entitled, provided that during such period of 12 years the Company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the person entitled to it;

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(b)

on or after expiry of the said period of 12 years, the Company has given notice of its intention to sell such share by sending a notice to the member or person entitled by transmission to the share at his or her address on the Register or other last known address given by the member or person entitled by transmission to the share and before sending such a notice to the member or other person entitled by transmission, the Company must have used reasonable efforts to trace the member or other person entitled, engaging, if considered appropriate, a professional asset reunification company or other tracing agent and/or giving notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address of the member or person entitled by transmission to the share shown in the Register; and

(c)

during the further period of three months following the date of such notice and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission.

77.2

To give effect to any sale of shares under this Article, the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register even if no share certificate has been lodged for such shares and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The buyer shall not be bound to see to the application of the purchase monies, nor shall his or her title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. If during the period of 12 years referred to in Article 77.1, or during any period ending on the date when all the requirements of Articles 77.1(a) to 77.1(c) have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of Articles 77.1(b) to 77.1(c)have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

78.	Application of proceeds of sale of shares of untraced members

The Company shall account to the member or other person entitled to the share for the net proceeds of a sale under Article 77 by carrying all monies relating to such sale to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such monies. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may think fit. No interest shall be payable to such member or other person in respect of such monies and the Company does not have to account for any money earned on them.

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79.	Number of directors

79.1

Unless otherwise determined by the Company by ordinary resolution, the number of Directors (other than any alternate Directors) shall be at least two and not more than fifteen. As at the Date of Adoption, the number of Directors shall be eight (8) (the “Initial Directors”), including a majority of Independent Directors.

79.2

For a period of three (3) years post-Closing a majority of the Directors shall be Independent Directors. However, if at any time the number of Independent Directors falls below a majority of the Board, that will not invalidate any resolution or other act of the Board pending the appointment of additional Independent Director(s).

79.3

Following the Closing, the Initial Directors shall be divided into three classes of Directors, designated as “Class I”, “Class II” and “Class III”, respectively (each a “Class”). The Board is authorized to assign members of the Board already in office to such classes at the time the classification becomes effective. The Board is also authorized to assign any persons who take office as Directors after the date hereof to any such Class; provided, however, that the Classes are as close to equal size as possible.

79.4

In the event of any increase in the number of Directors, the additional directorships resulting from such increase shall be apportioned by the Board among the Classes of Directors so as to maintain such Classes as nearly equal as possible. No decrease in the number of Directors shall shorten the term of any incumbent Director.

79.5	Notwithstanding the foregoing provisions, each Director shall serve until their successor is duly elected and qualified or until their earlier death, resignation or removal.

80.	Power of company to appoint directors

Subject to these Articles and the Companies Acts, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

81.	Power of board to appoint directors

Subject to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

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82.	Eligibility of new directors

82.1	No person, other than a retiring Director, shall be appointed or re-appointed a Director at any general meeting unless:

(a)	he or she is recommended by the Board; or

(b)

at least seven but not more than 42 clear days before the date appointed for the meeting the Company has received notice from a member (other than the person proposed) entitled to vote at the meeting of intention to propose a resolution for the appointment or re-appointment of that person, stating the particulars which would, if he or she were so appointed or re-appointed, be required to be included in the Company’s register of directors and a notice executed by that person of his or her willingness to be appointed or re-appointed, is lodged at the Office.

82.2	For a period of three (3) years post-Closing no person, including a retiring Director, shall be appointed or re-appointed a Director by the Board or at any general meeting unless:

(a)	he or she would, upon appointment, be an Independent Director; or

(b)	immediately following that person’s appointment as a Director, the Board would include a majority of Independent Directors.

82.3

In the event that an Independent Director is removed or required to resign pursuant to Article 84 or 85.1(c) (the “Removed Independent”), for a period of three (3) years post-Closing no person shall be appointed or re-appointed as a replacement for the Removed Independent Director by the Board unless the Board approves such appointment of an Independent Director by simple majority including the affirmative vote of at least two (2) Independent Directors (or if there are fewer than two Independent Directors then in office, all of the Independent Directors, if any).

82.4	A Director need not be a member of the Company.

83.	Retirement of directors

83.1

At the first Annual General Meeting of the Company following Closing, each Director in Class I shall retire from office but shall be eligible for re-appointment by ordinary resolution of the Company at such Annual General Meeting and, in each case, where such Director is so re-appointed, they shall be entitled to serve until the third Annual General Meeting of the Company falling after the first Annual General Meeting, at which stage the Director shall retire from office but shall be eligible for further re-appointment.

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83.2

At the second Annual General Meeting of the Company following Closing, each Director in Class II shall retire from office but shall be eligible for re-appointment by ordinary resolution of the Company at such Annual General Meeting and, in each case, where such Director is so re-appointed, they shall be entitled to serve until the third Annual General Meeting of the Company falling after the second Annual General Meeting, at which stage the Director shall retire from office but shall be eligible for further re-appointment.

83.3

At the third Annual General Meeting of the Company following Closing, each Director in Class III shall retire from office but shall be eligible for re-appointment by ordinary resolution of the Company at such Annual General Meeting and, in each case, where such Director is so re-appointed, they shall be entitled to serve until the third Annual General Meeting of the Company falling after the third Annual General Meeting, at which stage the Director shall retire from office but shall be eligible for further re-appointment.

83.4

At each succeeding Annual General Meeting of the Company following the third Annual General Meeting of the Company following Closing, Directors shall be elected to serve for a term of three years to succeed the Directors of the class whose terms expire at such Annual General Meeting.

83.5

Subject to the provisions of these Articles, a Director shall remain a member of the class of directors to which he or she was assigned in accordance with Article 70.5. The initial terms of each class of directors shall expire as set forth in this Article 83, subject to such director’s earlier death, resignation, disqualification or removal.

83.6

Where a Director retires at an Annual General Meeting in accordance with Article 83.1, 83.2, 83.3 or otherwise, the Company may at the meeting by ordinary resolution fill the office being vacated by electing the retiring Director. In the absence of such a resolution, the retiring Director shall nevertheless be deemed to have been re-elected except in any of the following cases:

(a)	where at such meeting a resolution of the Company for the re-election of such Director is put to the meeting and lost;

(b)	where such Director is ineligible for re-election or has given notice in writing to the Company that he/she is unwilling to be re-elected; or

(c)

where a resolution of the Company to elect such Director is void by reason of contravention of section 160 of the Act (whereby at a General Meeting a motion for the appointment of two or more persons as Directors by a single resolution must not be made unless a resolution that it should be made has first been agreed to by the meeting without any vote being given against it).

83.7

The retirement shall not have effect until the conclusion of the meeting except where a resolution of the Company is passed to elect some other person in the place of the retiring Director or a resolution for the retiring Director’s re-election is put to the meeting and lost. Accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

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83.8	Without limiting the generality of these Articles, a person ceases to be a Director if that person:

(a)	ceases to be a director under the Companies Act or applicable winding up laws or regulations, or is prohibited from being a director by applicable laws or regulations;

(b)	becomes bankrupt or makes any arrangement or composition with the person’s creditors generally;

(c)	becomes a mentally incapacitated person;

(d)	resigns the office of director by notice in writing of the resignation in accordance with the Companies Act; or

(e)	for more than 6 months has been absent without the directors’ permission from directors’ meetings held during that period.

84.	Removal of directors

84.1

Subject to Article 84.2, in addition to any power of removal conferred by the Companies Acts, the Company may by special resolution, or by ordinary resolution of which special notice has been given in accordance with section 312 of the Act, remove a director before the expiry of his or her period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a director in his or her place.

84.2

In the first three (3) years following Closing, save as required by the Companies Acts the Board may only convene a general meeting which proposes a resolution (pursuant to Article 84.1 or otherwise) to remove an Independent Director if the Board approves such resolution by simple majority including the affirmative vote of at least two (2) other Independent Directors (or if there are fewer than two Independent Directors then in office excluding the Independent Director proposed to be removed, all of the Independent Directors (other than the Independent Director proposed to be removed), if any).

85.	Vacation of office by director

85.1	Without prejudice to the provisions for retirement contained in these Articles, the office of a Director shall be vacated if:

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(a)

the director resigns by notice in writing delivered to the Secretary at the Office or at an address specified by the Company for the purposes of communication by electronic means or tendered at a Board meeting;

(b)

the director offers to resign by notice in writing delivered to the Secretary at the Office or at an address specified by the Company for the purposes of communication by electronic means or tendered at a Board meeting and the Board resolves to accept such offer;

(c)

the Director is requested to resign by a majority of the other Directors by notice in writing addressed to him or her at his or her address as shown in the register of Directors (without prejudice to any claim for damages which the Director may have for breach of any contract between him or her and the Company), provided that in the first three (3) years following Closing this power may only be invoked in respect of an Independent Director if the majority of the other Directors which gives notice includes at least two (2) other Independent Directors (or if there are fewer than two Independent Directors then in office, all of the Independent Directors, if any);

(d)	the Director ceases to be a Director by virtue of any provision of the Companies Acts, is removed from office pursuant to these Articles or the Act or becomes prohibited by law from being a Director;

(e)	the Director becomes bankrupt or makes an arrangement or composition with his or her creditors generally;

(f)

a registered medical practitioner who is treating the Director gives a written opinion to the Company stating he or she has become physically or mentally incapable of acting as a director and may remain so for more than three months, or is or has been suffering from mental or physical ill health and the Board resolves that his or her office be vacated; or

(g)

the Director is absent (whether or not any alternate Director appointed by the Director attends), without the permission of the Board, from Board meetings for six consecutive months and a notice is served on the Director personally, or at his or her residential address provided to the Company under section 165 of the Act signed by all the other Directors stating that he or she shall cease to be a Director with immediate effect (and such notice may consist of several copies each signed by one or more Directors).

85.2	If the office of a Director is vacated for any reason, he or she shall cease to be a member of any committee or sub-committee of the Board.

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86.	Resolution as to vacancy conclusive

A resolution of the Board declaring a Director to have vacated office under the terms of Article 85 shall be conclusive as to the fact and ground of vacation stated in the resolution.

87.	Appointment of alternate directors

87.1

Each Director may appoint any person (including another Director) to be his or her alternate and may at his or her discretion remove an alternate Director so appointed. Any appointment or removal of an alternate Director must be by written notice delivered to the Office or at an address specified by the Company for the purposes of communication by electronic means or tendered at a Board meeting or in any other manner approved by the Board. The appointment requires the approval of the Board unless it has been previously approved or the appointee is another Director.

87.2	An alternate Director must provide the particulars, and sign any form for public filing required by the Companies Acts relating to his or her appointment.

88.	Alternate directors’ participation in board meetings

88.1

Every alternate Director is (subject to his or her giving to the Company an address [within the United Kingdom] at which notices may be served on him or her (and, if applicable, an address in relation to which electronic communications may be received)) entitled to receive notice of all meetings of the Board and all committees of the Board of which his or her appointor is a member and, in the appointor’s absence, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of the appointor. Each person acting as an alternate Director shall have a separate vote at Board meetings for each Director for whom that person acts as alternate Director in addition to his or her own vote if also a Director, but shall count as only one for the purpose of determining whether a quorum is present.

88.2

Signature by an alternate Director of any resolution in writing of the Board or a committee of the Board will, unless the notice of appointment provides otherwise, be as effective as signature by his or her appointor.

89.	Alternate director responsible for own acts

Each person acting as an alternate Director will be an officer of the Company, will alone be responsible to the Company for his or her own acts and defaults and will not be deemed to be the agent of the Director appointing them.

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90.	Interests of alternate director

An alternate Director is entitled to contract and be interested in and benefit from contracts or arrangements with the Company, to be repaid expenses and to be indemnified to the same extent as if he or she were a Director. However, no alternate Director is entitled to receive from the Company any fees for his or her services as alternate, except such part (if any) of the fee payable to the alternate’s appointor as such appointor may by written notice to the Company direct.

91.	Revocation of alternate director

An alternate Director will cease to be an alternate Director:

(a)	if the alternate’s appointor revokes his or her appointment; or

(b)	if the alternate resigns his or her office by notice in writing to the Company; or

(c)

if the alternate’s appointor ceases for any reason to be a Director, provided that if any Director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate Director which was in force immediately before his or her retirement shall remain in force; or

(d)	if any event happens in relation to the alternate which, if the alternate were a Director otherwise appointed, would cause him or her to vacate office.

92.	Directors’ fees

Each of the Directors may be paid a fee at such rate as may from time to time be decided by ordinary resolution of the Company. Any fees payable under this Article shall be distinct from any salary, remuneration or other amounts payable to a Director under any other provisions of these Articles and shall accrue from day to day.

93.	Expenses

Each Director may be paid reasonable travelling, hotel and other expenses properly incurred by him or her in or about the performance of their duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or debentures of the Company. Subject to the Act, the Directors shall have the power to make arrangements to provide a Director with funds to meet expenditure incurred or to be incurred by him or her for the purposes of the Company or for the purpose of enabling him or her to perform his or her duties as an officer of the Company or to enable him or her to avoid incurring any such expenditure.

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94.	Additional remuneration

If by arrangement with the Board any Director shall perform or render any special duties or services outside his or her ordinary duties as a Director and not in his or her capacity as a holder of employment or executive office, he or she may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine.

95.	Remuneration of executive directors

The salary or remuneration of any Director appointed to hold any employment or executive office in accordance with these Articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or instead of any fee payable to him or her for serving as Director under these Articles.

96.	Pensions and other benefits

96.1

The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for any person who is or has at any time been a Director or employee of:

(a)	the Company;

(b)	any company which is or was a holding company or a subsidiary undertaking of the Company;

(c)	any company which is or was allied to or associated with the Company or a subsidiary undertaking or holding company of the Company; or

(d)

a predecessor in business of the Company or of any holding company or subsidiary undertaking of the Company. and, in each case, for any member of his or her family (including a spouse or former spouse) and any person who is or was dependent on him or her.

96.2

The Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the Companies Acts, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the matters set out in Article 92.1 above. The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person. Any Director or former Director shall be entitled to receive and retain for his or her own benefit any pension or other benefit provided under this Article and shall not have to account for it to the Company. The receipt of any such benefit will not disqualify any person from being or becoming a Director of the Company.

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97.	Powers of the board

97.1

Subject to the Companies Acts, these Articles and to any directions given by special resolution of the Company, the business of the Company will be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not.

97.2

No alteration of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

98.	Powers of directors if less than minimum number

If the number of Directors is less than the minimum prescribed in Article 79 or decided by the Company by ordinary resolution, the remaining Director or Directors may act only for the purposes of appointing an additional Director or Directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment. If no Director or Directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing Directors. An additional Director appointed in this way holds office (subject to these Articles) only until the dissolution of the next annual general meeting after his or her appointment unless reappointed during the annual general meeting.

99.	Powers of executive directors

The Board or any committee authorised by the Board may:

(a)

delegate or entrust to and confer on any Director holding executive office (including a Chief Executive or Managing Director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit; and

(b)	revoke, withdraw, alter or vary all or any of such powers.

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100.	Delegation to committees

100.1

The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons provided that:

(a)	a majority of the members of a committee shall be Directors; and

(b)	no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors or alternate Directors.

100.2

The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may revoke, withdraw, alter or vary any such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

101.	Local management

101.1

The Board may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the United Kingdom or elsewhere, and appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration.

101.2

The Board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any such appointment or delegation under this Article may be made, on such terms conditions as the Board may think fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may revoke, withdraw, alter or vary all or any of such powers.

101.3

Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board, so far as they are capable of applying.

102.	Power of attorney

The Board may, by power of attorney or otherwise, appoint any person or persons to be the agent or attorney of the Company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and conditions as it thinks fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may revoke, withdraw, alter or vary any of such powers.

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103.	Exercise of voting power

The Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

104.	Provision for employees on cessation of business

The Board may, by resolution, sanction the exercise of the power to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings, in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking, but any such resolution shall not be sufficient for payments to or for the benefit of directors, former directors or shadow directors.

105.	Overseas registers

Subject to the Companies Acts, the Company may keep an overseas, local or other register and the Board may make and vary such regulations as it thinks fit respecting the keeping of any such register.

106.	Borrowing powers

106.1	Subject to these Articles and the Companies Acts, the Board may exercise all the powers of the Company to:

(a)	borrow money;

(b)	indemnify and guarantee;

(c)	mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company;

(d)	create and issue debentures and other securities; and

(e)	give security either outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

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107.	Board meetings

107.1	The Board can decide when and where to have meetings and how they will be conducted. They may also adjourn meetings.

107.2	A Board meeting can be called by any Director. The Secretary must call a Board meeting if asked to do so by a Director.

108.	Notice of board meetings

108.1

Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to the Director personally or by word of mouth or given in writing or by electronic means to the Director at his or her last known address or any other address given by him or her to the Company for that purpose.

108.2

A Director may waive the requirement that notice be given to him or her of any Board meeting, either prospectively or retrospectively and any retrospective waiver shall not affect the validity of the meeting or of any business conducted at the meeting.

108.3

It shall not be necessary to give notice of a Board meeting to a Director who is absent [from the United Kingdom] unless the Director has asked the Board in writing that notices of Board meetings shall during his or her absence be given to him or her at any address [in the United Kingdom] notified to the Company for this purpose, but the Director shall not, in such event, be entitled to a longer period of notice than if he or she had been present [in the United Kingdom] at that address.

109.	Quorum

109.1

The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be three persons, each being a Director. A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Board.

109.2

If a Director ceases to be a director at a Board meeting, he or she can continue to be present and to act as a director and be counted in the quorum until the end of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

109.3

If, within thirty (30) minutes from the time appointed for the meeting of the Directors a quorum be not present, the meeting, if convened upon requisition in accordance with the Companies Act, shall be dissolved; but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the majority of the Directors may agree. If at such adjourned meeting of the Directors a quorum be not present within thirty (30) minutes from the time appointed for the adjourned meeting, any three Directors present at such adjourned meeting shall be a quorum and may transact the business for which the meeting is called.

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110.	Chair

110.1

The Board may appoint one or more of its body as chair or joint chair and one or more of its body as deputy chair of its meetings and may determine the period for which he or she is or they are to hold office and may at any time remove him, her or them from office.

110.2

If no such chair or deputy chair is elected, or if at any meeting neither a chair nor a deputy chair is present within ten minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be chair of such meeting. In the event two or more joint chairs or, in the absence of a chair, two or more deputy chairs being present, the joint chair or deputy chair to act as chair of the meeting shall be decided by those Directors present.

111.	Voting

Questions arising at any Board meeting shall be determined by a majority of votes. In the case of an equality of votes the chair of that meeting shall have a second or casting vote (unless he or she is not entitled to vote on the resolution in question).

112.	Participation by telephone or other form of communication

112.1

Any Director or his or her alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or any other form of communications equipment (whether in use when these Articles are adopted or developed subsequently), provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting.

112.2

A person so participating by telephone or other communication shall be deemed to be present in person at the meeting and shall be counted in a quorum and entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the chair of the meeting then is.

112.3

A resolution passed at any meeting held in the above manner, and signed by the chair of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the Board (or committee, as the case may be) duly convened and held.

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113.	Resolution in writing

113.1

A resolution in writing signed or confirmed electronically by all the Directors for the time being entitled to receive notice of a Board meeting and to vote on the resolution and not being less than a quorum (or by all the members of a committee of the Board for the time being entitled to receive notice of such committee meeting and to vote on the resolution and not being less than a quorum of that committee), shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be).

113.2	Such a resolution may consist of several documents or electronic communications in the same form each signed or authenticated by one or more of the Directors or members of the relevant committee.

114.	Proceedings of committees

All committees of the Board shall, in the exercise of the powers delegated to them and in the transaction of business, conform with any mode of proceedings and regulations which the Board may prescribe and subject to this shall be governed by such of these Articles as regulate the proceedings of the Board as are capable of applying.

115.	Minutes of proceedings

115.1	The Board shall keep minutes of all shareholder meetings, all Board meetings and meetings of committees of the Board. The minutes must include the names of the Directors present.

115.2

Any such minutes, if purporting to be signed by the chair of the meeting at which the proceedings were held or by the chair of the next meeting or the Secretary, shall be evidence of the matters stated in such minutes without any further proof.

116.	Validity of proceedings

All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director, alternate Director or member of a committee shall be valid even if it is discovered afterwards that there was some defect in the appointment of any person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated office.

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117.	Transactions or other arrangements with the company

117.1

Subject to the Companies Acts and provided he or she has declared the nature and extent of his or her interest in accordance with the requirements of the Companies Acts, a Director who is in any way, whether directly or indirectly, interested in an existing or proposed transaction or arrangement with the Company may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(b)

act by himself or herself or through his or her firm in a professional capacity for the Company (otherwise than as auditor) and he or her, or his or her firm, shall be entitled to remuneration for professional services as if he or she were not a Director;

(c)

be or become a director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is otherwise (directly or indirectly) interested; and

(d)

hold any office or place of profit with the Company (except as auditor) in conjunction with his or her office of Director for such period and upon such terms, including as to remuneration as the Board may decide.

117.2

A Director shall not, save as he or she may otherwise agree, be accountable to the Company for any benefit which he or she derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit nor shall the receipt of any such remuneration or other benefit constitute a breach of duty under section 176 of the Act.

118.	Authorisation of Directors’ conflicts of interest

118.1

The Board may, in accordance with the requirements set out in this Article, authorise any matter or situation proposed to them by any Director which would, if not authorised, involve a Director (an Interested Director) breaching his or her duty under the Act to avoid conflicts of interest.

118.2

A Director seeking authorisation in respect of a conflict of interest shall declare to the Board the nature and extent of his or her interest in a conflict of interest as soon as is reasonably practicable. The Director shall provide the Board with such details of the matter as are necessary for the Board to decide how to address the conflict of interest together with such additional information as may be requested by the Board.

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118.3	Any authorisation under this Article will be effective only if:

(a)

to the extent permitted by the Act, the matter in question shall have been proposed by any Director for consideration in the same way that any other matter may be proposed to the Directors under the provisions of these Articles;

(b)	any requirement as to the quorum for consideration of the relevant matter is met without counting the Interested Director and any other interested Director; and

(c)	the matter is agreed to without the Interested Director voting or would be agreed to if the Interested Director’s and any other interested Director’s vote is not counted.

118.4

Any authorisation of a conflict of interest under this Article must be recorded in writing (but the authority shall be effective whether or not the terms are so recorded) and may (whether at the time of giving the authorisation or subsequently):

(a)	extend to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter or situation so authorised;

(b)

provide that the Interested Director be excluded from the receipt of documents and information and the participation in discussions (whether at meetings of the Directors or otherwise) related to the conflict of interest;

(c)	impose upon the Interested Director such other terms for the purposes of dealing with the conflict of interest as the Directors think fit;

(d)

provide that, where the Interested Director obtains, or has obtained (through his or her involvement in the conflict of interest and otherwise than through the interested Director’s position as a Director) information that is confidential to a third party, he or she will not be obliged to disclose that information to the Company, or to use it in relation to the Company’s affairs where to do so would amount to a breach of that confidence; and

(e)

permit the Interested Director to absent himself or herself from the discussion of matters relating to the conflict of interest at any meeting of the Directors and be excused from reviewing papers prepared by, or for, the Directors to the extent they relate to such matters.

118.5

Where the Directors authorise a conflict of interest, the Interested Director will be obliged to conduct himself or herself in accordance with any terms and conditions imposed by the Directors in relation to the conflict of interest.

118.6

The Directors may revoke or vary such authorisation at any time, but this will not affect anything done by the Interested Director, prior to such revocation or variation, in accordance with the terms of such authorisation.

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118.7

A Director is not required, by reason of being a Director (or because of the fiduciary relationship established by reason of being a director), to account to the Company for any remuneration, profit or other benefit which he or she derives from or in connection with a relationship involving a conflict of interest which has been authorised by the directors or by the Company in general meeting (subject in each case to any terms, limits or conditions attaching to that authorisation) and no contract shall be liable to be avoided on such grounds.

119.	Directors’ permitted interests

119.1

A Director cannot vote or be counted in the quorum on any resolution relating to any transaction or arrangement with the Company in which the Director has an interest and which may reasonably be regarded as likely to give rise to a conflict of interest but can vote (and be counted in the quorum) on the following:

(a)

any security, guarantee or indemnity for any money or any liability which the Director, or any other person, has lent or obligations the Director or any other person has undertaken at the request, or for the benefit, of the Company or any of its subsidiary undertakings;

(b)

any security, guarantee or indemnity to any other person for a debt or obligation which is owed by the Company or any of its subsidiary undertakings, to that other person if the Director has taken responsibility for some or all of that debt or obligation. The Director can take this responsibility by giving a guarantee, indemnity or security;

(c)

a proposal or contract relating to an offer of any shares or debentures or other securities for subscription or purchase by the Company or any of its subsidiary undertakings, if the Director takes part because he or she is a holder of shares, debentures or other securities, or if he or she takes part in the underwriting or sub-underwriting of the offer;

(d)

any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which only gives him or her benefits which are also generally given to employees to whom the arrangement relates;

(e)

any arrangement involving any other company if the Director (together with any person connected with the Director) has an interest of any kind in that company (including an interest by holding any position in that company or by being a shareholder of that company). This does not apply if he or she knows that he has a Relevant Interest.

(f)	a contract relating to insurance which the Company can buy or renew for the benefit of the Directors or a group of people which includes Directors; and

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(g)

a contract relating to a pension, superannuation or similar scheme or a retirement, death, disability benefits scheme or employees’ share scheme which gives the Director benefits which are also generally given to the employees to whom the scheme relates.

119.2

A Director cannot vote or be counted in the quorum on a resolution relating to the Director’s own appointment or the settlement or variation of the terms of his or her appointment to an office or place of profit with the Company or any other company in which the Company has an interest.

119.3

Where the Directors are considering proposals about the appointment, or the settlement or variation of the terms or the termination of the appointment of two or more Directors to other offices or places of profit with the Company or any company in which the Company has an interest, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his or her own appointment or the settlement or variation of the terms or the termination of his or her own appointment or the appointment of another director to an office or place of profit with a company in which the Company has an interest and the Director seeking to vote or be counted in the quorum has a Relevant Interest in it.

119.4

A company shall be deemed to be one in which the Director has a Relevant Interest if and so long as (but only if and so long as) the Director is to his or her knowledge (either directly or indirectly) the holder of or beneficially interested in 1% or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company. In relation to an alternate Director, an interest of his or her appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise. Where a company in which a Director has a Relevant Interest is interested in a contract, the Director also shall be deemed interested in that contract.

119.5

If a question arises at a Board meeting about whether a Director (other than the chair of the meeting) has an interest which is likely to give rise to a conflict of interest, or whether he or she can vote or be counted in the quorum, and the Director does not agree to abstain from voting on the issue or not to be counted in the quorum, the question must be referred to the chair of the meeting. The chair’s ruling about the relevant Director is final and conclusive, unless the nature and extent of the Director’s interests have not been fairly disclosed to the Directors. If the question arises about the chair of the meeting, the question must be directed to the Directors. The chair cannot vote on the question but can be counted in the quorum. The Directors’ resolution about the chair is final and conclusive, unless the nature and extent of the chair’s interests have not been fairly disclosed to the Directors.

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120.	General

For the purposes of Articles 117 to 119 inclusive (which shall apply equally to alternate Directors):

120.1	An interest of a person who is connected (which word shall have the meaning given to it by section 252 of the Act) with a Director shall be treated as an interest of the Director.

120.2	A contract includes references to any proposed contract and to any transaction or arrangement or proposed transaction or arrangement whether or not constituting a contract.

120.3	A conflict of interest includes a conflict of interest and duty and a conflict of duties.

120.4

Subject to the Companies Acts, the Company may by ordinary resolution suspend or relax the provisions of Articles 117 to 119 to any extent or ratify any contract not properly authorised by reason of a contravention of any of the provisions of Articles 117 to 119.

121.	Power to authenticate documents

Any Director, the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts. Where any books, records, documents or accounts are not at the Office, the local manager or other officer of the Company who has their custody shall be deemed to be a person appointed by the Board for this purpose. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

122.	Use of seals

122.1	The Board shall provide for the safe custody of the Seal. A Seal shall not be used without the authority of the Board or of a committee of the Board so authorised.

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122.2

Subject as otherwise provided in these Articles, every document which is sealed using the Seal must be signed by at least one authorised person in the presence of a witness who attests the signature. An authorised person for this purpose is any Director, the Secretary or any other person authorised by the Directors for the purpose of signing documents to which the Seal is applied.

122.3

The Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Seal shall not require to be signed unless the Board decides otherwise or the law otherwise requires.

122.4

The Board may decide who will sign an instrument to which a Seal is affixed (or in the case of a share certificate, on which the Seal may be printed) either generally or in relation to a particular instrument or type of instrument and may also determine either generally or in a particular case that a signature may be dispensed with or affixed by mechanical means.

123.	Declaration of dividends

Subject to the Act and these Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. However, no dividend shall exceed the amount recommended by the Board.

124.	Interim dividends

Subject to the Act, the Board may declare and pay such interim dividends (including any dividend at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If the Board acts in good faith, it shall not incur any liability to the holders of shares for any loss that they may suffer by the lawful payment of any interim dividend on any other class of shares ranking with or after those shares.

125.	Calculation and currency of dividends

Except as provided otherwise by the rights attached to shares, all dividends:

(a)	shall be declared and paid accordingly to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid;

(b)

shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly; and

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(c)	may be declared or paid in any currency. The Board may decide the rate of exchange for any currency conversions that may be required and how any costs involved are to be met.

126.	Amounts due on shares can be deducted from dividends

The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him or her to the Company on account of calls or otherwise in relation to the shares of the Company. Sums so deducted can be used to pay amounts owing to the Company in respect of the shares.

127.	Dividends not in cash

The Board may, by ordinary resolution of the Company direct, or in the case of an interim dividend may without the authority of an ordinary resolution direct, that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises regarding such distribution, the Board may settle it as it thinks fit. In particular, the Board may:

(a)	issue fractional certificates (or ignore fractions);

(b)

fix the value for distribution of such assets or any part of them and determine that cash payments may be made to any members on the footing of the values so fixed, in order to adjust the rights of members; and

(c)	vest any such assets in trustees on trust for the person entitled to the dividend.

128.	No interest on dividends

Unless otherwise provided by the rights attached to the share, no dividend or other monies payable by the Company or in respect of a share shall bear interest as against the Company.

129.	Method of payment

129.1

The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order or by any other method, including by electronic means, as the Board may consider appropriate.

129.2

The Company may send such payment by post or other delivery service (or by such means offered by the Company as the member or person entitled to it may agree in writing) to the registered address of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it because of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person may direct in writing.

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129.3

Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant, order or other form of payment (including transmission of funds through a bank transfer or other funds transfer system or by such other electronic means as permitted by these Articles or in accordance with the facilities and requirements of the relevant system concerned) shall be good discharge to the Company. If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed the Company shall not be responsible.

129.4	Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend, bonus, return of capital or other monies payable in respect of such share.

129.5

If a holder (or joint holder) does not specify an address, or does not specify an account or such other details and in each case that information is necessary in order to make a payment of a dividend, interest or other sum by the means by which in accordance with this Article the Board have decided that a payment is to be made or by which the holder (or joint holder) has validly elected to receive payment or the payment cannot be made by the Company using the details provided by the holder (or joint holders), the dividend, interest or other sum shall be treated as unclaimed for the purposes of these Articles.

129.6

The Board may, at its discretion, make provisions to enable any member as the Board shall determine to receive duly declared dividends in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment shall be on such terms and conditions as the Board may in its absolute discretion determine.

130.	Uncashed dividends

If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled to them are returned to the Company or left uncashed on two consecutive occasions or, following one occasion, reasonable enquires have failed to establish any new address to be used for the purpose, the Company does not have to send any dividends or other monies payable in respect of that share due to that person until he or she notifies the Company of an address to be used for the purpose.

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131.	Unclaimed dividends

All dividends, interest or other sums payable and unclaimed for 12 months after having become payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The Company shall not be a trustee in respect of such unclaimed dividends and will not be liable to pay interest on it. All dividends that remain unclaimed for 12 years after they were first declared or became due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the Company.

132.	Scrip dividends

Subject to the Act, the Board may, by ordinary resolution of the Company and subject to such terms and conditions as the Board may determine, offer to any holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a)

the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods but such period may not end later than the third anniversary of the date of the meeting at which the ordinary resolution is passed;

(b)

the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose relevant value shall be calculated by reference to the average of the middle market quotations for the ordinary shares on the Exchange, for the day on which the ordinary shares are first quoted “ex” the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable. A certificate or report by the Company’s auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c)

no fractions of a share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements including provisions where, in whole or in part, the benefit accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of any member of fully paid ordinary shares and/or provisions where cash payments may be made to members in respect of their fractional entitlements;

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(d)

the Board shall, after determining the basis of allotment, notify the holders of ordinary shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective. No such notice need to be given to holders of ordinary shares who have previously given election mandates in accordance with this Article and whose mandates have not been revoked. The accidental omission to give notice of any right of election to, or the non-receipt (even if the Company becomes aware of such non-receipt) of any such notice by, any holder of ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

(e)

the Board shall not proceed with any election unless the company has sufficient reserves or funds that may be capitalised, and the Board has authority to allot sufficient shares, to give effect to it after the basis of the allotment is determined;

(f)

the Board may exclude from any offer or make other arrangements in relation to any holders of ordinary shares where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(g)

the Board may establish or vary a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any ordinary shares shall be binding on every successor in title to the holder;

(h)

the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been duly made (elected ordinary shares) and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as stated above. For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on such basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on such basis. The Board may do all acts and things considered necessary or expedient to give effect to any such capitalisation;

(i)

the Board may decide how any costs relating to the new shares available in place of a cash dividend will be met, including to deduct an amount from the entitlement of a holder of ordinary shares under this Article;

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(j)

the additional ordinary shares so allotted shall rank pari passu in all respects with each other and with the fully paid ordinary shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(k)

the Board may terminate, suspend, or amend any offer of the right to elect to receive ordinary shares in lieu of any cash dividend at any time and generally may implement any scrip dividend scheme on such terms and conditions as the Board may determine and take such other action as the Board may deem necessary or desirable in respect of any such scheme.

133.	Capitalisation of reserves

The Board may, with the authority of an ordinary resolution of the Company:

(a)

subject as provided in this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of the share premium account or capital redemption reserve or other undistributable reserve;

(b)

appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(i)

the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up in full shares to be allotted to members credited as fully paid;

(ii)

the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly; and

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(iii)

in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time in not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment of it;

(c)

resolve that any shares so allotted to any member in respect of a holding by him or her of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(d)

make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit of it to the Company rather than to the members concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(e)	authorise any person to enter on behalf of such members concerned into an agreement with the Company providing for either:

(i)	the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii)

the payment up by the Company on behalf of such members by the application of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, (any agreement made under such authority being effective and binding on all such members); and

(f)	generally do all acts and things required to give effect to such resolution.

134.	Record dates

134.1

Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Act, the Company or the Board may by resolution specify any date (record date) as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular. Such record date may be before, on or after the date on which the dividend, distribution, interest, allotment, issue, notice, information, document or circular is declared, made, paid, given, or served.

134.2

In the absence of a record date being fixed, entitlement to any dividend, distribution, interest, allotment, issue, notice, information, document or circular shall be determined by reference to the date on which the dividend is declared, the distribution allotment or issue is made or the notice, information, document or circular made, given or served.

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135.	Inspection of records

No member (other than a Director) shall have any right to inspect any accounting record or other document of the Company unless he or she is authorised to do so by law, by order of a court of competent jurisdiction, by the Board or by ordinary resolution of the Company.

136.	Account to be sent to members

136.1

In respect of each financial year, a copy of the Company’s annual accounts, the strategic report, the Directors’ report, the Directors’ remuneration report, the auditor’s report on those accounts and on the auditable part of the Directors’ remuneration report shall be sent or supplied to:

(a)	Every member (whether or not entitled to receive notices of general meetings);

(b)	Every holder of debentures (whether or not entitled to receive notice of general meetings);

(c)

Every other person who is entitle to receive notice of general meetings; not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Act.

136.2	This Article does not require copies of the documents to which it applies to be sent or supplied to:

(a)	A member or holder of debentures of whose address the Company is unaware; or

(b)	More than one of the joint holders of shares or debentures.

136.3

The Board may determine that persons entitled to receive a copy of the Company’s annual accounts, the strategic report, the Directors’ report, the Directors’ remuneration report, the auditor’s report on those accounts and on the auditable part of the Directors’ remuneration report are those persons entered on the Register at the close of business on a day determined by the Board, provided that the day determined by the Board may not be more than 21 days before the day that the relevant copies are being sent.

136.4

Where permitted by the Act, a strategic report with supplementary material in the form and containing the information prescribed by the Act may be sent or supplied to a person so electing in place of the documents required to be sent or supplied by Article 136.1.

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137.	Service of Notices

137.1	The Company can send, deliver or serve any notice or other document, including a share certificate, to or on a member:

(a)	personally;

(b)	by sending it through the postal system addressed to the member at the member’s registered address or by leaving it at that address addressed to the member;

(c)	where appropriate, by sending or supplying it in electronic form to an address notified by the member to the Company for that purpose;

(d)	where appropriate, by making it available on a website and notifying the member of its availability in accordance with this Article; or

(e)	by any other means authorised in writing by the member.

137.2	In the case of joint holders of a share:

(a)

service, sending or supply of any notice, document or other information on or to one of the joint holders shall for all purposes be deemed a sufficient service on, sending or supplying to all the joint holders; and

(b)

anything to be agreed or specified in relation to any notice, document or other information to be served on, sent or supplied to them may be agreed or specified by any one of the joint holders and the agreement or specification of the first named in the Register shall be accepted to the exclusion of that of the other joint holders.

137.3

Where a member (or, in the case of a joint holders, the person first named in the Register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which notices, documents or other information may be given to him or her or has given to the Company an address for the purposes of communications by electronic means at which notices, documents or other information may be served, sent or supplied to him or her, the member shall be entitled to have notices served, sent or supplied to him or her at such address or, where applicable, the Company may make them available on a website and notify the holder of that address. Otherwise no such member shall be entitled to receive any notice, document or other information from the Company.

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137.4

If on three consecutive occasions any notice, document or other information has been sent to any member at the member’s registered address or the member’s address for the service of notices (by electronic means or otherwise) but has been returned undelivered, such member shall not be entitled to receive notices, documents or other information from the Company until he or she shall have communicated with the Company and supplied in writing a new registered address or address within the United Kingdom for the service of notices or has informed the Company of an address for the service of notices and the sending or supply of documents and other information in electronic form. For these purposes, any notice, document or other information served, sent or supplied by post shall be treated as returned undelivered if the notice, document or other information is served, sent or supplied back to the Company (or its agents) and a notice, document or other information served, sent or supplied in electronic form shall be treated as returned undelivered if the Company (or its agents) receives notification that the notice, document or other information was not delivered to the address to which it was served, sent or supplied.

137.5	The Company may at any time and in its sole discretion choose to serve, send or supply notices, documents or other information in hard copy form alone to some or all of the members.

138.	Notice on person entitled by transmission

The Company may give notice to the person entitled to a share because of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by these Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom supplied for the purpose by the person claimed to be so entitled or to which notices may be sent in electronic form. Until such an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred.

139.	Record date for service

Any notice, document or other information may be served, sent or supplied by the Company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or supplying. No change in the register after that time shall invalidate that service, sending or supply. Where any notice, document or other information is served on, sent or supplied to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service, sending or supplying of that notice, document or other information.

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140.	Evidence of service

140.1

Any notice, document or other information, addressed to a member at the member’s registered address or address for service in the United Kingdom shall, if served, sent or supplied by first class post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second class post is employed, on the second day after the day when it was put in the post). Proof that an envelope containing the notice, document or other information was properly addressed and put into the post as a prepaid letter shall be conclusive evidence that the notice was given.

140.2

Any notice, document or other information not served, sent or supplied by post but delivered or left at a registered address or address for service in the United Kingdom (other than an address for the purposes of communications by electronic means) shall be deemed to have been served or delivered on the day on which it was so delivered or left.

140.3

Any notice, document or other information, if served, sent or supplied by electronic means shall be deemed to have been received on the day on which the electronic communication was sent by or on behalf of the Company notwithstanding that the Company subsequently sends a hard copy of such notice, document or other information by post. Any notice, document or other information made available on a website shall be deemed to have been received on the day on which the notice, document or other information was first made available on the website or, if later, when a notice of availability is received or deemed to have been received pursuant to this Article. Proof that the notice, document or other information was properly addressed shall be conclusive evidence that the notice by electronic means was given.

140.4

Any notice, document or other information served, sent or supplied by the Company by means of a relevant system shall be deemed to have been received when the Company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice, document or other information.

140.5

Any notice, document or other information served, sent or supplied by the Company by any other means authorised in writing by the member concerned shall be deemed to have been received when the Company has carried out the action it has been authorised to take for that purpose.

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141.	Notice when post not available

If at any time by reason of the suspension, interruption or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, the Company need only give notice of a general meeting to those members with whom the Company can communicate by electronic means and who have provided the Company with an address for this purpose. The Company shall also advertise the notice in at least one national newspaper published in the United Kingdom and make it available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment of it. In any such case the Company shall send confirmatory copies of the notice by post to those members to whom notice cannot be given by electronic means if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable.

142.	Indemnity and insurance

142.1	In this Article:

(a)	companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate;

(b)

a relevant officer means any Director or other officer or former director or other officer of the Company or an associated company (including any company which is a trustee of an occupational pension scheme (as defined by section 235(6) of the Act), but excluding in each case any person engaged by the Company (or associated company) as auditor (whether or not he or she is also a director or other officer), to the extent he or she acts in his or her capacity as auditor); and

(c)

relevant loss means any loss or liability which has been or may be incurred by a relevant officer in connection with that relevant officer’s duties or powers in relation to the company, any associated company or any pension fund or employees’ share scheme of the company or associated company.

142.2	Subject to Article 142.3, but without prejudice to any indemnity to which a relevant officer is otherwise entitled:

(a)

each relevant officer shall be indemnified out of the Company’s assets against all relevant loss including any liability incurred by the officer in defending any civil or criminal proceedings, in which judgment is given in the officer’s favour or in which the officer is acquitted or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on the officer’s part or in connection with any application in which the court grants the officer, in his or her capacity as a relevant officer, relief from liability for negligence, default, breach of duty or breach of trust in relation to the Company’s (or any associated company’s) affairs; and

(b)

the Company may provide any relevant officer with funds to meet expenditure incurred or to be incurred by him or her in connection with any proceedings or application referred to in Article 142.2(a) and otherwise may take any action to enable any such relevant officer to avoid incurring such expenditure.

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142.3	This Article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law.

142.4	The Directors may decide to purchase and maintain insurance, at the expense of the Company, for the benefit of any relevant officer in respect of any relevant loss.

143.	Winding up

143.1

If the Company is wound up, the liquidator may, with the authority of a special resolution and any other authority required by law, divide among the members in specie the whole or any part of the assets of the Company. This applies whether the assets shall consist of property of one kind or different kinds. For this purpose, the liquidator may set such value as the liquidator considers fair on any asset or assets and may determine how to divide it between the members or different classes of members. The liquidator may, with the authority of a special resolution and any other authority required by the law, transfer all or any part of the assets to trustees on such trusts for the benefit of members as the liquidator decides. Where the liquidator divides or transfers any assets in pursuance of the powers in this Article, no member shall be required to accept any asset in respect of which there is a liability.

143.2

Article 143.1 is without prejudice to any right or power that the liquidator may have, in the absence of the rights expressly conferred by Article 143.1, to divide or transfer the assets in specie as contemplated in Article 143.1 without a special resolution.

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EXHIBIT G

Form of

ListCo Incentive Equity Plan

[Intentionally Omitted]

[Exhibit G to Business Combination Agreement]

EXHIBIT H

Form of

ListCo Equity Purchase Plan

[Intentionally Omitted]

[Exhibit H to Business Combination Agreement]

EXHIBIT I

Form of

ListCo Warrant Agreement

[Intentionally Omitted]

[Exhibit I to Business Combination Agreement]

EXHIBIT J

Terms of

ListCo Class C-1 Shares

and

ListCo Class C-2 Shares

[Exhibit J to Business Combination Agreement]

Project FP

Securities to be issued in Exchange for SPAC Warrants

This is a summary of the Class C ordinary shares of ListCo (as defined below) to be issued to the holders of Public Warrants and Private Placement Warrants of Gores Guggenheim, Inc. (“GG”) in exchange for GG Warrants on the Closing Date if the Requisite GG Warrantholder Approval is obtained.

Issuer:	Polestar Automotive Holding UK Limited, a public company limited by shares incorporated under the laws of England and Wales (“ListCo”)

Securities:	Class C-1 ordinary shares of ListCo with respect to Public Warrants Class C-2 ordinary shares of ListCo with respect to Private Placement Warrants

Voting Rights:	One (1) vote per share

Dividend Rights:	None

Rights in Liquidation:	In a liquidation, each holder of a Class C ordinary share of ListCo will be entitled to the then as-converted value of such share (for the avoidance of doubt, less the conversion price of $11.50 per share)

Conversion Rights:

Each Class C ordinary share of ListCo will be convertible into one (1) Class A ordinary share of ListCo upon payment of $11.50 per share

Each Class C-2 ordinary share of ListCo will be convertible into one Class C-1 ordinary share of ListCo (a) at any time at the option of the holder thereof or (b) upon transfer to any person who is not a Permitted Transferee (under the existing warrant agreement governing the GG Warrants)

The conversion provisions will otherwise mirror the applicable provisions of the GG Warrants with respect to exercise of the warrants, subject to necessary changes under applicable law

Redemption Rights:	The redemption rights will mirror the applicable provisions of the GG Warrants

Other Terms:

The other terms of the Class C-1 ordinary shares of ListCo will mirror the terms of the Public Warrants, subject to necessary changes under applicable law

The other terms of the Class C-2 ordinary shares of ListCo will mirror the terms of the Private Warrants, subject to necessary changes under applicable law

Listing:	The Class C-1 ordinary shares of ListCo will be listed on the same securities exchange as the Class A ordinary shares of ListCo

Exhibit 10.1

Form of

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of September 27, 2021, by and among (i) the person named on the signature page hereto (the “Purchaser”), (ii) Polestar Automotive Holding UK Limited, a limited company organized under the laws of England and Wales (the “Company”), and (iii) Gores Guggenheim, Inc., a Delaware corporation (“GGI”).

WHEREAS, this Agreement is being entered into in connection with the proposed business combination pursuant to that certain business combination agreement, dated on or about the date hereof (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among the Company, GGI, Polestar Automotive Holding Limited, a Hong Kong incorporated company (“Parent”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore, Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden and PAH UK Merger Sub Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into GGI, with GGI being the surviving corporation of the merger and, after giving effect to such merger, GGI will become a wholly owned subsidiary of the Company, on the terms and subject to the conditions in the Business Combination Agreement (the “Transaction”);

WHEREAS, in connection with the Transaction and as contemplated by the Business Combination Agreement, the Company and GGI are seeking commitments (“Subscriptions”) from interested investors to subscribe for, concurrently with the completion of the Transaction, Class A ordinary shares of the Company (the “Class A Ordinary Shares”) in a private transaction in which the Company expects to raise an aggregate amount of $250 million;

WHEREAS, Parent, through certain of its subsidiaries, is engaged in the business of the design, manufacture, production, sale and lease of passenger vehicles (the “Business”);

WHEREAS, prior to the consummation of the Transaction, Parent will transfer, or cause to be transferred, to the Company the Business, subject to and in accordance with the terms of the Business Combination Agreement and the agreements contemplated therein;

WHEREAS, in accordance with the terms of this Agreement, the Company shall make an initial deposit of the Acquired Shares (as defined below) with the Depository Bank (as defined below) in the name of the Purchaser and issue American depository shares of the Company “Class A ADSs”) to the Purchaser;

WHEREAS, upon consummation of the Transaction, the Class A ADSs will be listed on The Nasdaq Capital Market (the “Nasdaq”);

WHEREAS, the Class A Ordinary Shares to be subscribed for by the Purchaser (as set forth on the signature page hereto) and to be initially deposited by the Company with the Depository Bank pursuant to this Agreement are referred to herein as the “Acquired Shares,” and the aggregate and per Class A Ordinary Share purchase price to be paid by the Purchaser (as set forth on the signature page hereto) is referred to herein as the “Purchase Price”; and

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Company and GGI are entering into separate subscription agreements (collectively, the “Other Subscription Agreements”) with certain investors (other than the Purchaser) (the “Other Purchasers”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Purchaser and the Company acknowledges and agrees as follows:

1. Subscription.

a. The Purchaser hereby agrees to subscribe for, and the Company hereby agrees, subject to the receipt of the Purchase Price, to issue to the Purchaser of, the Acquired Shares, all on the terms, and subject to the conditions, provided for herein. In the event that the Transaction is not consummated for any reason, or in the event of the termination of this Agreement in accordance with the terms hereof, any amounts previously paid by the Purchaser pursuant to this Agreement will be returned promptly to the Purchaser, and this Agreement shall have no further force or effect.

b. As soon as is reasonably practicable following the closing of the Transaction, the Company shall cause a sponsored American depositary receipt facility to be established with a reputable bank (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing the Company’s Class A ADSs.

c. As soon as reasonably practicable following the closing of the Transaction, the Company shall make an initial deposit of the Acquired Shares with the Depository Bank in the name of Purchaser and issue Class A ADSs to Purchaser. Following such initial deposit by the Company, Purchaser shall have the option, at its own expense, to withdraw and deposit its Class A Ordinary Shares with the Depositary Bank in exchange for Class A ADSs. In connection with such initial deposit of the Acquired Shares with the Depository Bank and any subsequent withdrawal or deposit, the Purchaser shall provide to the Company and the Depositary Bank the following documents:

i. Information required by the Company in connection with its instruction letter to the Depositary Bank, including applicable tax IDs or social security numbers;

ii. Forms W-8 or W-9, as applicable;

iii. Any information required under the “know your customer” policies of the Depositary Bank, the Company or any of their respective agents; and

iv. Any other information and documentation reasonably requested by the Company or the Depositary Bank.

d. The Company undertakes to Purchaser to re-register as a public company pursuant to the Companies Act prior to the closing of the Transaction.

2. Closing. The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction under the Business Combination Agreement. Following delivery of written notice from (or on behalf of) the Company to the Purchaser (the “Closing Notice”) that the Company expects all conditions to the closing of the Transaction to be satisfied on a date that is not less than five (5) Business Days (a “Business Day” meaning a day other than (x) a Saturday or Sunday or (y) any other day on which banks located in (a) New York, New York, (b) Singapore, (c) Stockholm, Sweden or (d) London, England are required or authorized by applicable law to be closed for business) from the date on which the Closing Notice is so delivered to the Purchaser, the Purchaser shall deliver to the Company, on the second (2nd) Business Day immediately prior to the closing date specified in the Closing Notice (such specified date, the “Closing Date”), the Purchase Price for the Acquired Shares by wire transfer of United States dollars in immediately available funds to such account or accounts as may be specified in the Closing Notice, subject to the satisfaction or waiver of the conditions set forth in Section 3 below.

3. Closing Conditions. The obligation of the parties hereto to consummate the Closing is also subject to the following conditions:

a. all representations and warranties of the Company, GGI and the Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects), and consummation of the Closing shall constitute a reaffirmation by each of the Company, GGI and the Purchaser of each of its representations and warranties contained in this Agreement as of the Closing Date, but in each case without giving effect to consummation of the Transaction; provided that none of the Company, GGI or the Purchaser may rely on this closing condition if the failure of this closing condition to be satisfied results from the failure of such party’s representations and warranties to be so true and correct or a breach by such party of any of its covenants or agreements contained herein;

b. no statute, law (including common law), act, code, ordinance, rule, regulation or governmental order or other legal restraint or prohibition issued by any court of competent jurisdiction or other applicable governmental authority preventing the consummation of the Transaction shall be in effect;

c. all conditions precedent to the closing of the Transaction pursuant to the Business Combination Agreement, including the approval of GGI’s stockholders and any regulatory approvals, shall have been satisfied (as determined by the parties to the Business Combination Agreement and other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction, including to the extent any such condition is dependent upon the consummation of the Subscription hereunder ) or waived and the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing Date;

d. each party shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing; provided that none of the Company, GGI or the Purchaser may rely on this closing condition if the failure of this closing condition to be satisfied results from a breach by such party of any of its covenants or agreements contained herein; and

e. the Business Combination Agreement (as the same exists on the date of this Agreement) shall not have been modified, waived or amended to materially adversely affect the economic benefits that the Purchaser would reasonably expect to receive under this Agreement.

4. Further Assurances. At the Closing, the Company and the Purchaser shall execute and deliver such additional documents and take such additional actions as they reasonably may deem to be practical and necessary in order to consummate the Subscription contemplated by this Agreement.

5. Company Representations and Warranties. The Company represents and warrants to the Purchaser that as of the date of this Agreement and as of the Closing Date:

a. The Company is a newly incorporated, wholly owned subsidiary of Parent incorporated for the purposes of consummating the Transaction (including the Subscriptions). The Company is duly incorporated and validly existing as a company limited by shares under the laws of England and Wales. At the Closing, the Company will own, directly or indirectly 100% of the Business, and will have all requisite company power and authority to operate the Business.

b. The Company has all requisite company power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof.

c. As of the Closing Date, the Acquired Shares will be duly authorized and, when issued and delivered to the Purchaser against full payment for the Acquired Shares in accordance with the terms of this Agreement, the Acquired Shares will be validly issued and fully paid and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational and constituent documents or under the laws of England and Wales.

d. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof, have been or will be as of the Closing Date duly authorized by all requisite action on the part of the Company, and no other action on the part of the Company is necessary to authorize this Agreement or, as of the Closing Date, the consummation of the transactions contemplated hereby, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof. This Agreement has been duly authorized, executed and delivered by the Company, and (assuming due authorization, execution and delivery by GGI and the Purchaser) this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as the enforceability hereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or applicable equitable principles (whether considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).

e. The issuance of the Acquired Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of this Subscription will not (i) result in a breach or violation of any of the terms or provisions of, or constitute a default under, any applicable law, regulation, agreement or instrument binding upon the Company, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or the Business, that would be reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition or results of operations of the Business or the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”), or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with the terms of this Agreement; (ii) result in any violation of the provisions of the organizational and constitutional documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with this Agreement.

f. The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement for which the Purchaser could become directly liable (it being understood that the Purchaser will effectively bear its pro rata share of any such expense indirectly as a result of its investment in the Acquired Shares). Other than Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Guggenheim Securities, LLC (collectively, the “Placement Agents”), the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with this Subscription.

g. Assuming the accuracy of the representations and warranties of the Purchaser in Section 7, no registration of the Acquired Shares will be required under the United States Securities Act of 1933, as amended (the “Securities Act”), in connection with the Subscription by the Purchaser.

h. Assuming the accuracy of GGI’s and the Purchaser’s representations and warranties set forth in Sections 6 and 7, respectively, the Company is not required to obtain any material consent, waiver or authorization of, give any notice to, or make any filing with, any court or other federal, state, local or other governmental authority or other person in connection with the issuance of the Acquired Shares pursuant to this Agreement, other than (i) shareholder authorizations and filings required under the UK Companies Act 2006 (the “Companies Act”), (ii) filings required by applicable securities laws, (iii) the filings required in accordance with Section 11(q), (iv) those required under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (v) those required by Nasdaq, (vi) those required to consummate the Transaction as provided under the Business Combination Agreement; and (vii) those whose failure to so obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

i. A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Company on or prior to the Closing Date (the “SEC Documents”) is available to the undersigned via the EDGAR system of the U.S. Securities and Exchange Commission (the “SEC”). None of the SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that with respect to the information about the Company’s affiliates contained in any SEC Document to be filed by the Company the representation and warranty in this sentence is made to the Company’s knowledge. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Documents.

j. The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has not received any written communication from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

k. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company as of the date of this Agreement, threatened in writing against the Company, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

l. The Company is not, and immediately after receipt of payment hereunder and prior to the closing of the Transaction, will not be, an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act of 1940.

m. Except for any alternative settlement procedures that apply to certain Other Purchasers due to their status as a mutual fund, the Other Subscription Agreements entered into or to be entered into by the Company in connection with the Transaction (or any agreements or understandings (including side letters) entered into or to be entered into in connection therewith or in connection with the purchase of Class A Ordinary Shares by the Other Purchasers) reflect the same or higher Purchase Price as set forth in this Agreement and do not contain any provisions that are more favorable from an economic perspective to such Other Purchasers or any affiliate or any party related thereto than the provisions of this Agreement (it being acknowledged and agreed that the right to assign Acquired Shares prior to the closing of the Transaction pursuant to the Other Subscription Agreement with Gores Guggenheim Sponsor LLC will not be a right provided to any Other Purchaser.

6. GGI Representations and Warranties. GGI represents and warrants to the Purchaser that at the date of this Agreement and as of the Closing Date:

a. GGI is duly incorporated and validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

b. The execution and delivery of this Agreement, the performance by GGI of its obligations hereunder and the consummation by GGI of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of GGI, subject to the receipt of the requisite approval of GGI’s stockholders as contemplated by the Business Combination Agreement. This Agreement has been duly authorized, executed and delivered by GGI, and (assuming due authorization, execution and delivery by the Company and Purchaser) this Agreement constitutes the legal, valid and binding obligation of GGI, enforceable against it in accordance with its terms, except as the enforceability hereof may be limited by the Enforceability Exceptions.

c. A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document filed by GGI on or prior to the Closing Date (the “GGI SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. None of the GGI SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that with respect to the information about GGI’s affiliates contained in any SEC Document to be filed by GGI the representation and warranty in this sentence is made to GGI’s knowledge. The financial statements of GGI included in the GGI SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of GGI as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the GGI SEC Documents.

d. GGI is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, assets, financial condition or results of operations of GGI and its subsidiaries, taken as a whole (a “GGI Material Adverse Effect”). GGI has not received any written communication from a governmental authority that alleges that GGI is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a GGI Material Adverse Effect.

e. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a GGI Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of GGI, threatened against GGI, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against GGI.

f. Notwithstanding anything to the contrary contained in Section 6 of this Agreement, no representation or warranty is made by GGI as to the accounting treatment of its issued and outstanding warrants or other changes in accounting arising in connection with any required restatement of GGI’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls) arising from the treatment of such warrants as equity rather than liabilities or other required changes in the GGI SEC Documents.

7. Purchaser Representations and Warranties. The Purchaser represents and warrants to the Company that at the date of this Agreement and as of the Closing Date:

a. The Purchaser (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is subscribing for the Acquired Shares only for its own account and not for the account of others, or if the Purchaser is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, the Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not subscribing for the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Purchaser is not an entity formed for the specific purpose of acquiring the Acquired Shares.

b. The Purchaser acknowledges and agrees that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Acquired Shares have not been registered under the Securities Act. The Purchaser acknowledges and agrees that the Acquired Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Purchaser absent an effective registration statement under the Securities Act except (i) to the issuer of such securities or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) above in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the Acquired Shares will be subject to a restrictive legend to such effect. The Purchaser acknowledges that the Acquired Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that the Company files a Current Report on Form 8-K following the Closing Date that includes the “Form 10” information required under applicable SEC rules and regulations. The Purchaser acknowledges and agrees that the Acquired Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Purchaser may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. The Purchaser acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Acquired Shares.

c. The Purchaser acknowledges and agrees that the Purchaser is purchasing the Acquired Shares from the Company, and further acknowledges that there have been no representations, warranties, covenants and agreements made to the Purchaser by or on behalf of GGI, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company and GGI expressly set forth in Sections 5 and 6 of this Agreement.

d. The Purchaser’s subscription for and holding of the Acquired Shares does not constitute or result in a non-exempt prohibited transaction under Section 406 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

e. The Purchaser acknowledges and agrees that the Purchaser has received such information as the Purchaser deems necessary in order to make an investment decision with respect to the Acquired Shares, including, with respect to the Company, the Transaction and GGI. Without limiting the generality of the foregoing, the Purchaser acknowledges that it has reviewed GGI’s filings with the SEC and that it has received a copy of the Investor Presentation, dated as of September 27, 2021, provided by the Company and GGI (the “Disclosure Package”), and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Purchaser’s investment in the Acquired Shares. The Purchaser acknowledges that it has reviewed the documents made available to the Purchaser by the Company and GGI in the electronic data room hosted by the GGI in connection with the transactions contemplated by this Agreement. The Purchaser represents and agrees that the Purchaser and the Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such additional information about the Company, the Business, the Transaction and GGI as the Purchaser and such Purchaser’s professional advisor(s), if any, have deemed necessary in order to make an investment decision with respect to the Acquired Shares. The Purchaser acknowledges and agrees that (i) none of the Placement Agents, nor any affiliate of the Placement Agents, has provided the Purchaser with any information or advice with respect to the Acquired Shares nor is such information or advice necessary or desired and (ii) none of the Placement Agents nor any of their respective affiliates has prepared any disclosure or offering document in connection with the offer and sale of the Acquired Shares. None of the Placement Agents nor any of their respective affiliates has made or makes any representation as to the Company, GGI or the quality or value of the Acquired Shares. In connection with the issuance of the Acquired Shares to the Purchaser, none of the Placement Agents nor any of their respective affiliates has acted as a financial advisor or fiduciary to the Purchaser. The Purchaser agrees that none of the Placement Agents shall be liable to any Purchaser for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Purchaser’s purchase of the Acquired Shares.

f. The Purchaser became aware of this offering of the Acquired Shares solely by means of direct contact between the Purchaser and the Company, GGI or a representative of the Company or GGI, and the Acquired Shares were offered to the Purchaser solely by direct contact between the Purchaser and the Company, GGI or a representative of the Company or GGI. The Purchaser did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to the Purchaser, by any other means. The Purchaser acknowledges that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, GGI, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Company and GGI contained in Sections 5 and 6 of this Agreement, in making its investment or decision to invest in the Acquired Shares.

g. The Purchaser acknowledges that it is aware that there are substantial risks incident to the subscription for and ownership of the Acquired Shares, including, without limitation, those set forth in GGI’s filings with the SEC and the Disclosure Package. The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and the Purchaser has sought such accounting, legal and tax advice as the Purchaser has considered necessary to make an informed investment decision. The Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, (iii) is a “qualified investor” for the purposes of the Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”) and for the purposes of the EU Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”), (iv) section 21(1) of the Financial Services Act 2000 (“FSMA”) does not apply to any communication received by the Purchaser in connection with the subscription of the Acquired Shares, and (v) has exercised independent judgment in evaluating its participation in the purchase of the Acquired Shares. The Purchaser will not look to the Placement Agents for all or part of any such loss or losses the Purchaser may suffer, is able to sustain a complete loss on its investment in the Acquired Shares, has no need for liquidity with respect to its investment in the Acquired Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Acquired Shares. The Purchaser acknowledges and agrees that the purchase and sale of the Acquired Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

h. Alone, or together with any professional advisor(s), the Purchaser has adequately analyzed and fully considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for the Purchaser and that the Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Purchaser’s investment in the Acquired Shares. The Purchaser acknowledges specifically that a possibility of total loss exists.

i. In making its decision to purchase the Acquired Shares, the Purchaser has relied solely upon independent investigation made by the Purchaser. Without limiting the generality of the foregoing, the Purchaser has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning the Company, GGI, the Transaction, the Business Combination Agreement, this Agreement or the transactions contemplated hereby or thereby or the offer and sale of Acquired Shares.

j. The Purchaser acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Disclosure Package.

k. If the Purchaser is not an individual, the Purchaser has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation. The Purchaser has the power and authority to enter into, deliver and perform the Purchaser’s obligations under this Agreement.

l. The execution, delivery and performance by the Purchaser of this Agreement are within the powers of the Purchaser, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Purchaser is a party or by which the Purchaser is bound, and will not violate any provisions of the Purchaser’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The Purchaser’s signature on this Agreement is genuine, and the signatory has been duly authorized to execute the same, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, and this Agreement is enforceable against the Purchaser in accordance with its terms, except as the enforceability hereof may be limited by Enforceability Exceptions.

m. The Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the United States Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Purchaser is permitted to do so under applicable law. If the Purchaser is a financial institution subject to the United States Bank Secrecy Act (31 U.S.C.

Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Purchaser maintains written policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by the Purchaser and used to subscribe for the Acquired Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

n. To the Purchaser’s knowledge, no disclosure (other than the Disclosure Package) or offering document has been prepared by the Company, GGI or the Placement Agents in connection with the offer and subscription for the Acquired Shares.

o. The Purchaser acknowledges that the Placement Agents and each of its directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to GGI, the Company or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to the Purchaser by GGI and the Company.

p. In connection with the subscription for the Acquired Shares, the Placement Agents have not acted as the Purchaser’s financial advisor or fiduciary.

q. The Purchaser is not insolvent or bankruptcy under the laws of its jurisdiction or incorporation or establishment, or unable to pay its debts as and when they fall due.

r. The Purchaser will have sufficient funds to pay the Purchase Price at the Closing and consummate the Subscription contemplated by this Agreement.

s. The Placement Agents may rely upon these representations and warranties of the Purchaser.

t. The Purchaser hereby agrees that from the date of this Agreement until the Closing (or the earlier termination of this Agreement in accordance with its terms), none of the Purchaser, its controlled affiliates, or any person or entity acting on behalf of the Purchaser or any of its controlled affiliates or pursuant to any understanding with the Purchaser or any of its controlled affiliates will engage in any Short Sales with respect to securities of GGI. For purposes of this Section 7, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, except as otherwise consented to by GGI and the Company, all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding anything to the contrary set forth herein, (i) nothing herein shall prohibit any entities under common management or that share an investment advisor with Purchaser that have no knowledge of this Agreement or of Purchaser’s participation in the transaction contemplated hereby (including Purchaser’s controlled affiliates and/or other affiliates) from entering into any Short Sales; and (ii) in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, this Section 7(t) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares.

u. The Purchaser acknowledges that it is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, a distribution thereof in violation of the Securities Act.

v. The Purchaser is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

w. If the Purchaser is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, the Purchaser represents and warrants that it has not relied on the Company, GGI or any of their affiliates for investment advice as the Plan’s fiduciary with respect to its decision to acquire and hold the Acquired Shares, and none of the Company, GGI or any of their affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Acquired Shares.

x. Notwithstanding any provision to the contrary, the Purchaser is not acquiring the Acquired Shares (i) with a view to, or for resale in connection with, any offer, sale or distribution thereof to the public within the meaning of, or otherwise in violation of, the EU Prospectus Regulation, the UK Prospectus Regulation, FSMA, the Companies Act or any rules or regulations made or promulgated thereunder; or (ii) with a view to, or for the resale in connection with, any offer, sale or distribution thereof in violation of the laws of any jurisdiction. In particular, the Acquired Shares will not be offered or sold by the Purchaser in the UK by means of any document other than: (i) to “qualified investors” as defined in the UK Prospectus Regulation as it forms part of domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018, (ii) in other circumstances which do not result in a requirement for the publication of a “prospectus” as defined in the UK Prospectus Regulation and/or FSMA or which do not constitute an offer to the public within the meaning thereof or (iii) which would not be prohibited by section 21(1) of FSMA. In addition, the Acquired Shares will not be offered or sold by Purchaser in the European Union by means of any document other than: (i) to “qualified investors” as defined in the EU Prospectus Regulation or (ii) in other circumstances which do not result in a requirement for the publication of a “prospectus” as defined in the EU Prospectus Regulation or which do not constitute an offer to the public within the meaning thereof.

8. Registration Rights.

a. The Company agrees that, in the event the Acquired Shares are not registered in connection with the consummation of the Transaction, as soon as practicable and no later than the date that is thirty (30) calendar days after the Closing Date, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale by the Purchaser of the Class A ADSs (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable after the filing thereof, but no later than the earlier of (i) the sixtieth (60th) calendar day (or the ninety (90th) calendar day if the SEC notifies the Company that it will “review” the Registration Statement) following the Closing Date. A substantially complete draft of the Registration Statement shall be provided to the Purchaser at least two (2) Business Days prior to filing. The Company agrees to cause such registration statement or another shelf registration statement to remain effective until the earlier of (a) two (2) years from the issuance of the Class A ADSs, (b) the date on which the Purchaser ceases to hold any Acquired Shares issued pursuant to this Agreement, or (c) the first date on which the Purchaser can sell all of its Class A ADSs (or Class A Ordinary Shares received in exchange therefor) under Rule 144 of the United States Securities Act within ninety (90) days without limitation as to the amount or manner of sale of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The Purchaser agrees to disclose its ownership to the Company upon request to assist the Company in making the determination described above. The Company’s obligations to include the Class A ADSs (or Class A Ordinary Shares issued in exchange therefor) in the Registration Statement are contingent upon the Purchaser furnishing in writing to the Company such information regarding the Purchaser, the securities of the Company held by the Purchaser and the intended method of disposition of the Class A ADSs as shall be reasonably requested by the Company to effect the registration of the Class A ADSs, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Purchaser shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Class A ADSs. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the Class A ADSs proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Class A ADSs or otherwise, such Registration Statement shall register the resale of a number of Class A ADSs which is equal to the maximum number of Class A ADSs as is permitted by the SEC. In such event, the number of Class A ADSs to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders, and the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more registration statements to register the resale of those Class A ADSs that were not registered on the initial Registration Statement, as so amended. For as long as the Purchaser holds Class A ADSs, the Company will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Purchaser to resell the Class A ADSs pursuant to Rule 144 of the Securities Act.

b. The Company may delay the filing of the registration statement or suspend the use of any such registration statement for up to 45 days if (i) it reasonably determines that it would require public disclosure of material non-public information (including information with respect to a potential financing, acquisition, disposition, merger, reorganization or similar transaction), which disclosure, in the good faith judgment of its Board of Directors, the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) to be made in any Registration Statement or prospectus in order for the Registration Statement or prospectus not to contain any untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public, (ii) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’ s control or (iii) in the good faith judgment of the Board of Directors of the Company would be materially detrimental to the Company (each, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement for more than one hundred twenty (120) days in the aggregate during any twelve-month period. The Company shall not, when so advising Purchaser of such Suspension Event, provide Purchaser with any material, nonpublic information regarding the Company other than to the extent that providing notice to Purchaser of the occurrence of the Suspension Event might constitute material, nonpublic information regarding the Company. Upon receipt of any written notice from the Company of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Purchaser agrees that it will immediately discontinue offers and sales of the Class A ADSs under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Purchaser receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales. If so directed by the Company, Purchaser will deliver to the Company or, in Purchaser’s sole discretion destroy, all copies of the prospectus covering the Class A ADSs in Purchaser’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus shall not apply (A) to the extent Purchaser is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

c. Indemnification.

i. The Company shall, notwithstanding any termination of this Agreement indemnify and hold harmless, to the extent permitted by law, Purchaser, its directors officers, members, stockholders, partners, agents, brokers, investment advisors and employees, and each person who controls Purchaser (within the meaning of the Securities Act) and the directors, officers, members, stockholders, partners, agents, brokers, investment advisors and employees of each such controlling person, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, costs and expenses (including, without limitation, reasonable and documented attorneys’ fees) (collectively, “Losses”) based on any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are based on or contained in any information or affidavit so furnished in writing to the Company by or on behalf of such Purchaser expressly for use therein.

ii. The Purchaser agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless the Company, its directors and officers and each person or entity who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of such Purchaser expressly for use therein; provided, however, that the liability of Purchaser shall be several and not joint with any other investor and shall be limited to the net proceeds received by Purchaser from the sale of Class A ADSs giving rise to such indemnification obligation.

iii. Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

iv. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Acquired Shares purchased pursuant to this Agreement.

v. If the indemnification provided under this Section 8(c) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8(c) from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 8(c) by any seller of Acquired Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Acquired Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Agreement.

d. The Company shall use its commercially reasonable efforts, at its sole expense, to cause its legal counsel to (i) issue to the transfer agent a legal opinion instructing the transfer agent that, in connection with a sale or transfer of “restricted securities” (i.e., securities issued pursuant to an exemption from the registration requirements of Section 5 of the Securities Act), the resale or transfer of which restricted securities has been registered pursuant to an effective Registration Statement by the holder thereof named in such Registration Statement, upon receipt of an appropriate broker representation letter and other such documentation as the Company’s counsel deems necessary and appropriate and after confirming compliance with relevant prospectus delivery requirements, is authorized to remove any applicable restrictive legend in connection with such sale or transfer and (ii) if the Class A ADSs are not registered pursuant to an effective Registration Statement, issue to the transfer agent a legal opinion to facilitate the sale or transfer of the Class A ADSs and removal of any restrictive legends pursuant to any exemption from the registration requirements of Section 5 of the Securities Act that may be available to a requesting Purchaser; provided that, (A) the Company and its counsel may request and rely upon customary representations from the Purchaser in connection with delivery of such opinion and (B) notwithstanding the foregoing, the Company and its counsel will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

9. Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Agreement, (c) thirty (30) days after the Termination Date (as defined in the Business Combination Agreement as in effect on the date hereof) if the Transaction has not been consummated by such date other than as a result of a breach of the Purchaser’s obligations hereunder or (d) if any of the conditions to Closing set forth in Section 3 of this Agreement are (i) not satisfied or waived prior to the Closing or (ii) not capable of being satisfied on the Closing and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Agreement will not be and are not consummated at the Closing; provided, that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. If the Transaction is not consummated, the Company shall notify the Purchaser of the termination of the Business Combination Agreement promptly after the termination of such agreement. This Agreement shall further terminate and be of no further force or effect, without any liability to any party hereto, if the Company notifies the Purchaser in writing that it has abandoned its plans to move forward with the Transaction and/or terminates the Purchaser’s obligations with respect to the Subscription without the delivery of the Acquired Shares having occurred, provided that if the Purchase Price has been already paid pursuant to this Agreement at such time it shall be returned promptly by the Company to the Purchaser without any deduction for or on account of any tax, withholding, charges, or set-off.

10. Trust Account Waiver. The Purchaser acknowledges that GGI is a blank check company with the powers and privileges necessary or convenient to the conduct, promotion or attainment of the business or purposes of GGI, including, but not limited to effecting a merger, asset acquisition, reorganization or similar business combination involving GGI and one or more businesses or assets. The Purchaser further acknowledges that, as described in GGI prospectus relating to its initial public offering dated March 22, 2021 (the “IPO Prospectus”) available at www.sec.gov, substantially all of GGI’s assets consist of the cash proceeds of GGI’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of GGI, its public stockholders and the underwriters of GGI’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to GGI to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of GGI entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Purchaser hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement or the transactions contemplated hereby regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability, provided, however, that nothing in this Section 10 shall be deemed to limit the Purchaser’s right, title, interest or claim to any monies held in the Trust Account by virtue of the Purchaser’s record or beneficial ownership of shares of common stock of GGI, pursuant to a validly exercised redemption right with respect to any such shares of common stock of GGI, except to the extent that the Purchaser has otherwise agreed with GGI, the Company or any of their respective affiliates to not exercise such redemption right.

11. Miscellaneous.

a. Neither this Agreement nor any rights or obligations that may accrue to the Purchaser hereunder may be transferred or assigned, in whole nor in part, without the prior written consent of the Company and GGI, which may be withheld by the Company and GGI in their absolute discretion, other than an assignment to any affiliate of the Purchaser or any fund or account managed by the same investment manager as the Purchaser or an affiliate thereof, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Agreement or a separate subscription agreement in substantially the same form as this Agreement.

b. The Company may request from the Purchaser such additional information as the Company may deem necessary or advisable to register the resale of the Acquired Shares and to evaluate the eligibility of the Purchaser to subscribe for the Acquired Shares, and the Purchaser shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures provided that the Company agrees to keep any such information confidential except to the extent required to be disclosed by applicable law, including the securities laws or in connection with such filings, or Nasdaq. The Purchaser acknowledges that GGI and the Company may file a copy of this Agreement with the SEC.

c. The Purchaser acknowledges that each of the Company, GGI, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties of the Purchaser contained in this Agreement. Prior to the Closing, the Purchaser agrees to promptly notify the Company, GGI and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate. The Purchaser acknowledges and agrees that the purchase by the Purchaser of the Acquired Shares from the Company will constitute a reaffirmation of the acknowledgements, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Purchaser as of the time of the purchase.

d. Each of the Company, GGI and the Placement Agents are entitled to rely upon this Agreement and are irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

e. All of the agreements, representations and warranties made by each party hereto in this Agreement shall survive the Closing.

f. This Agreement may not be terminated other than pursuant to the terms of Section 9 above. The provisions of this Agreement may not be modified, amended or waived or terminated except by an instrument in writing, signed by each of the parties hereto; provided, however, that no modification, amendment or waiver by GGI of the provisions of this Agreement shall be effective without the prior written consent of the Company and no modification, amendment or waiver by the Company of this provisions of this Agreement shall be effective without the prior written consent of GGI (in each case, other than modifications, amendments or waivers that are solely ministerial in nature or otherwise immaterial and, in each case, do not affect any economic or any other material term of this Agreement). No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g. This Agreement (and any other agreements executed and delivered in connection with the Transaction to which the Purchaser is party, if any) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. This Agreement shall not confer any third-party beneficiary, or other rights or remedies upon any person other than the parties hereto and their respective successors and assigns and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

h. Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any party hereto may execute and deliver signed counterparts of this Agreement to the other parties hereto by electronic mail or other electronic transmission in portable document format (.PDF) or any other electronic signature complying with the United States ESIGN Act of 2000 (including www.docusign.com), each of which shall be deemed an original.

k. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, without posting a bond or undertaking and without proof of damages, and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that GGI and the Company shall be entitled to seek to specifically enforce the Purchaser’s obligations to fund the Purchase Price and the provisions of this Agreement on the terms and subject to the conditions set forth herein.

l. Any notice or communication required or permitted hereunder to be given to the Purchaser shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Purchaser may hereafter designate by notice to GGI.

m. This Subscription Agreement shall be governed by and construed in accordance with the laws of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

n. Each party hereto hereby, and any person asserting rights as a third party beneficiary may do so only if he, she or it, irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 11(n) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 11(n) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

o. The Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, GGI or the Placement Agents or any of their respective affiliates or any of their control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing) including the Disclosure Package, other than the statements, representations and warranties of the Company and GGI contained in this Agreement, in making its investment or decision to invest in the Acquired Shares. Purchaser acknowledges and agrees that each of the Placement Agents is a third-party beneficiary of the representations and warranties of the Purchaser contained in this Agreement to the extent such representations and warranties relate to the Placement Agents. The Purchaser further acknowledges and agrees that none of (i) any Other Purchaser pursuant to any Other Subscription Agreement or any other agreement related to the private placement of the Class A Ordinary Shares (including such other investor’s respective affiliates or any control persons, officers, directors, partners, agents, employees or representatives of any of the foregoing), (ii) any of the Company’s or GGI’s respective affiliates’ control persons, officers, directors, partners, agents, employees or representatives, or (iii) any other party to the Business Combination Agreement or any Non-Party Affiliate shall be liable to the Purchaser or to any Other Purchaser pursuant to this Agreement or any Other Subscription Agreement or any other agreement related to the private placement of the Class A Ordinary Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Class A Ordinary Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, GGI, the Placement Agents or any Non-Party Affiliate concerning the Company, GGI, the Business, the Placement Agents, any of their controlled affiliates, this Agreement or the transactions contemplated hereby. For purposes of this Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of the Company, GGI, any Placement Agent or any of the Company’s, GGI’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.

p. The parties hereto intend for the Subscription, together with the Transaction, to qualify together as an exchange under Section 351 of the Code and will not take any inconsistent position on any tax return or during the course of any audit, litigation or other proceeding with respect to taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code.

q. GGI shall, on the first (1st) Business Day immediately following the date of this Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that the Company or GGI has provided to Purchaser at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s and GGI’s knowledge, Purchaser shall not be in possession of any material, nonpublic information received from the Company or GGI, and Purchaser shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, GGI, the Placement Agents or any of their respective affiliates with respect to the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, neither the Company nor GGI shall, without the prior written consent of Purchaser, publicly disclose the name of Purchaser or any of its affiliates or advisors, or include the name of Purchaser or any of its affiliates or advisors (i) in any press release or marketing materials or (ii) in any filings with the SEC or any regulatory agency or trading market except (A) required by the federal securities law in connection with the Registration Statement, and (B), to the extent such disclosure is required by law, at the request of the Staff of the SEC or regulatory agency or under the regulations of Nasdaq or by any other governmental authority, in which case GGI and/or the Company shall provide Purchaser with prior written notice of such disclosure permitted under this subclause (B).

r. If Purchaser is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of Purchaser or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Agreement is executed on behalf of the trustees of the Purchaser or any affiliate thereof as trustees and not individually and that the obligations of the Agreement are not binding on any of the trustees, officers or stockholders of the Purchaser or any affiliate thereof individually but are binding only upon the Purchaser or any affiliate thereof and its assets and property.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Purchaser has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Purchaser:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Acquired Shares are to be registered (if different):	Date: __________, 2021

Purchaser’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Acquired Shares: ________

Aggregate Purchase Price: U.S. $	Price Per Share:

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account or accounts specified by the Company in the Closing Notice. To the extent the offering is oversubscribed, the number of Acquired Shares received may be less than the number of Acquired Shares subscribed for.

IN WITNESS WHEREOF, the Company and GGI have accepted this Agreement as of the date set forth below.

POLESTAR AUTOMOTIVE HOLDING UK LIMITED

By:
Name:
Title:

GORES GUGGENHEIM, INC.

By:
Name:
Title:

Date: [•], 2021

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF PURCHASER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

This page should be completed by Purchaser

and constitutes a part of the Agreement.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

Exhibit 10.2

FORM OF

PARENT LOCK-UP AGREEMENT

This PARENT LOCK-UP AGREEMENT (this “Agreement”), dated as of September 27, 2021, is made by and among Polestar Automotive Holding Limited, a Hong Kong company (“Parent”), Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of Parent (“ListCo”) and each of the undersigned holders (each a “Parent Shareholder” and collectively, the “Parent Shareholders”) of class A ordinary shares and/or class B ordinary shares, as applicable, of Parent. Parent, ListCo and the Parent Shareholders shall be referred to herein from time to time collectively as the “Parties” and each individually as a “Party”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, Gores Guggenheim, Inc., a Delaware corporation (“GG”), Parent, Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore, Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden, ListCo, and PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of ListCo, are entering into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which the parties thereto will consummate the Transactions on the terms and subject to the conditions set forth therein; and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, Parent and each Parent Shareholder are agreeing not to effect any sale or distribution of any Equity Securities of ListCo (including, for the avoidance of doubt, any ListCo Class A ADSs) issued to them pursuant to the Business Combination Agreement or the other Transaction Documents (the “ListCo Covered Shares”) during the Lock-Up Period (as defined herein).

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Section 1. Transfer of Shares.

(a) Subject to the exceptions set forth herein, each of Parent and each Parent Shareholder agrees that, without the prior written consent of the ListCo Board, for a period from the Closing Date through the date that is 180 days after the Closing Date (the “Lock-Up Period”), it shall not, (i) offer for sale, sell (including short sales), transfer, tender, hypothecate, pledge, convert, encumber, assign or otherwise dispose of, directly or indirectly (including by gift, merger, tendering into any tender offer or exchange offer or otherwise, or enter into any contract, option, derivative, swap, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a transfer to another, in whole or in part, any of the economic consequences of ownership (collectively, a “Transfer”) any or all of the

ListCo Covered Shares held by such Parent or Parent Shareholder immediately after the Closing or (ii) publicly announce any intention to effect any Transfer of ListCo Covered Shares during the Lock-Up Period. Notwithstanding the foregoing, this Section 1(a) shall not apply to, (A) in the case of an entity, pro rata distributions from such Parent or Parent Shareholder to any direct or indirect stockholder, partner, member or Affiliate of such Parent or Parent Shareholder or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or management with such Parent or Parent Shareholder or Affiliates of such Parent or Parent Shareholder, (B) in the case of an individual, Transfers by bona fide gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, to an affiliate of such person or to a charitable organization, (C) in the case of an individual, Transfers by will or by virtue of laws of descent and distribution upon death of the individual, (D) in the case of an individual, Transfers pursuant to a qualified domestic relations order or divorce settlement, (E) in the case of an entity, Transfers by virtue of such Parent or Parent Shareholder’s Governing Documents upon liquidation or dissolution of such Parent or Parent Shareholder, (F) exercising any options or warrants to purchase ListCo Covered Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis), (G) depositing ListCo Covered Shares with the Depositary Bank in accordance with the Deposit Agreement for the issuance of ListCo Class A ADSs pursuant to the Business Combination Agreement (provided such ListCo Class A ADSs shall remain subject to the transfer provisions in this Section 1), (H) any Transfer in connection with the voluntary liquidation of Parent pursuant to Section 6.11 of the Business Combination Agreement, (I) any conversion of the VCC Preference Shares in accordance with the terms of the VCC PIPE Subscription Agreement, (J) accepting, or executing and delivering an irrevocable commitment to or undertaking to accept (without any further agreement to Transfer any Shares or interest therein) a tender offer or similar transaction made by a third party to all of holders of ListCo’s Class A Shares. in accordance with applicable Law, including Securities Laws, to acquire greater than 50% (which minimum condition shall be non-waivable) of the outstanding ListCo Class A for cash, securities or other property, (K) Transfers pursuant to a compromise or arrangement between ListCo and its creditors (or any class of thereof) or between ListCo and its members (or any class of thereof) which is agreed to by such creditors or members and (L) accepting any Transfer of ListCo Covered Shares granted in respect of a rights issue or other similar pre-emptive share offering by ListCo; provided, that in the case of clauses (A) through (E), (H) and (J) through (L), such Transfers shall be permitted only if, prior to or in connection with such Transfer, the transferee agrees in writing to assume all of the obligations of such Parent or Parent Shareholder hereunder and to be bound by the terms of this Section 1(a).

(b) Any Transfer in violation of this Section 1 shall be null and void ab initio.

Section 2. Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the Parties hereunder shall terminate without any further liability on the part of any Party in respect thereof, upon the earlier to occur of (the “Termination Date”) (a) the expiration of the Lock-Up Period, (b) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms and (c) the mutual written agreement of the Parties hereto; provided, that nothing herein shall relieve any Party from liability for any breach of this Agreement prior to the Termination Date, and each Party shall be entitled to any remedies at law or in equity to recover Liabilities arising from any such breach. Parent shall promptly notify each Parent Shareholder of the termination of the Business Combination Agreement promptly after the termination thereof. Notwithstanding the foregoing or anything to the contrary in this Agreement, Sections 5 through 9 shall survive the termination of this Agreement.

Section 3. No Recourse. Subject in all respects to the last sentence of this Section 3, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or relating to, this Agreement may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parent Shareholders, Parent or ListCo under this Agreement of or for any claim based upon, arising out of, or relating to, this Agreement. Notwithstanding the foregoing, nothing in this Section 3 shall limit, amend or waive any rights or obligations of any party to any other Transaction Document with respect to the other parties thereto.

Section 4. Representations and Warranties.

(a) Each of the Parties represents and warrants that (i) it has the power and authority, or capacity, as the case may be, to enter into this Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder have been, as applicable, duly and validly authorized by all corporate or similar action on its part and (iii) this Agreement has been duly and validly executed and delivered by each of the Parties and constitutes, a legal, valid and binding obligation of each such Party enforceable in accordance with its terms subject to the Enforceability Exceptions.

(b) Each Parent Shareholder hereby represents and warrants as of the date hereof to Parent and ListCo (solely with respect to itself, himself or herself and not with respect to any other Party):

(i) The execution and delivery of this Agreement by such Person does not, and the performance by such Person of its, his or her obligations hereunder shall not, (A) if such Person is not an individual, result in any breach of any provision of the Governing Documents of such Person, or (B) require any consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority that has not been given, except for (1) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement or the transactions contemplated hereby, (2) such filings with and approvals of the Stock Exchange to permit ListCo Class A ADSs and ListCo Class C-2 ADSs or ListCo AD Warrants, as applicable, to be issued in accordance with the Business Combination Agreement to be listed on the Stock Exchange, (3) filing of the Certificate of Merger under the applicable law of the State of Delaware, (4) the Required Parent Shareholders’ Consent or (5) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably expected to be, individually or in the aggregate, material to such Person, as applicable, in each case, to the extent such consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement.

(ii) Such Person is the record and beneficial owner of, and has good title to, all of the class A ordinary shares and/or the class B ordinary shares, as applicable, of Parent as set forth in its respective beneficial ownership reports filed with the applicable securities authority, and there exist no Liens or any other limitation or restriction (other than transfer restrictions under the Securities Act, Parent’s Governing Documents, Permitted Liens, this Agreement, the Business Combination Agreement or any other applicable securities Laws), in each case, that could reasonably be expected to (A) impair the ability of such Person to perform its obligations under this Agreement or (B) prevent, impede or delay the consummation of any of the transactions contemplated by this Agreement. The Equity Securities set forth in such beneficial ownership reports filed with the applicable securities authority are the only Equity Securities in Parent owned of record or beneficially by such Person on the date of this Agreement, and none of such Equity Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Equity Securities, except as provided hereunder or in the Transaction Documents or such Person’s Governing Documents.

(iii) As of the date hereof, there are no Proceedings pending against such Person, or to the knowledge of such Person threatened against it, before (or, in the case of threatened Proceedings, that would be before) any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement.

(iv) No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by such Person and for which Parent or any of its Affiliates may become liable.

(v) Such Person understands and acknowledges that each of GG, Parent and ListCo is entering into the Business Combination Agreement in reliance upon such Person’s execution and delivery of this Agreement.

Section 5. Rights of Third Parties. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as set forth in Section 3, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 6. Further Assurances. Each of the Parties hereto is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Each of the Parties hereto shall pay all of their respective expenses in connection with this Agreement and the transactions contemplated herein. Each of the Parties hereto shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

Section 7. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to Parent and ListCo:

Polestar Automotive Holding Limited

13/F, Gloucester Tower, The Landmark

15 Queen’s Road Central, Central

Hong Kong Attn: Yaru Li Email: yaru.li@polestar.com

with a required copy (which shall not constitute notice) to:

Polestar Automotive Holding UK Limited

13/F, Gloucester Tower, The Landmark

15 Queen’s Road Central, Central

Hong Kong Attn: Mikael Alkmark Email: Mikael.alkmark@polestar.com with a required copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Eric L. Schiele, P.C., David B. Feirstein, P.C., Marshall P.

Shaffer, P.C.

Email: eric.schiele@kirkland.com; david.feirstein@kirkland.com;

marshall.shaffer@kirkland.com

If to any Parent Shareholder, to such Shareholder’s address as set forth opposite its name in the signature page hereto.

Section 8. Waiver. No (a) extension of time for the performance of any of the obligations or other acts of a Party set forth herein or (b) provision of this Agreement may be granted or waived, as applicable, unless such extension or waiver, as applicable, is in writing and signed by or on behalf of the Party or Parties granting such waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9. Incorporation by Reference. Sections 1.02 (Construction); 11.03 (Assignment); 11.06 (Governing Law); 11.07 (Captions; Counterparts); 11.09 (Entire Agreement); 11.10 (Amendments); 11.11 (Severability); 11.12 (Jurisdiction); 11.13 (Waiver of Jury Trial); 11.14 (Enforcement) and 11.16 (Nonsurvival of Representations, Warranties and Covenants) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

By:
Name:
Title:

By:
Name:
Title:

PARENT SHAREHOLDER

By:
Name:
Title:
Address for Notice:

Attention:
Facsimile:
E-mail:

Exhibit 10.3

SPONSOR AND SUPPORTING SPONSOR STOCKHOLDERS LOCK-UP AGREEMENT

This SPONSOR AND SUPPORTING SPONSOR STOCKHOLDERS LOCK-UP AGREEMENT (this “Agreement”), dated as of September 27, 2021, is made by and among Gores Guggenheim Sponsor LLC, a Delaware limited liability company (“Sponsor”), Gores Guggenheim, Inc., a Delaware corporation (“GG”), Polestar Automotive Holding Limited, a Hong Kong Company (“Parent”), Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of Parent (“ListCo”), and each of the undersigned directors of GG (each a “Supporting Sponsor Stockholder” and collectively, the “Supporting Sponsor Stockholders”). Sponsor, GG, Parent, ListCo and the Supporting Sponsor Stockholders shall be referred to herein from time to time collectively as the “Parties” and each individually as a “Party”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, GG, Parent, Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore, Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden, ListCo and PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of ListCo, are entering into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which the parties thereto will consummate the Transactions on the terms and subject to the conditions set forth therein; and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, each of Sponsor and each Supporting Sponsor Stockholder is agreeing to (a) support and vote in favor of all of the Transaction Proposals, (b) waive all adjustments to the conversion ratio set forth in GG’s Governing Documents with respect to its GG Class F Shares, (c) be bound by certain transfer restrictions with respect to their GG Shares and GG Warrants, as applicable, prior to Closing, (d) be bound by certain lock-up provisions during the Lock-Up Period (as defined herein) with respect to the ListCo Class A ADSs issued pursuant to the Business Combination Agreement in respect of the GG Class F Shares held by the Sponsor or the Supporting Sponsor Stockholders immediately prior to the Closing (the “ListCo Covered Shares”), subject to the terms and conditions set forth herein and (e) with respect to Sponsor only, the forfeiture of up to 1,501,651 GG Class F Shares under the circumstances specified herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Section 1. Agreement to Vote; Agreement to Consent. Prior to the Termination Date (as defined herein), each of Sponsor and each Supporting Sponsor Stockholder, in its capacity as a stockholder of GG, irrevocably and unconditionally agrees that: at the meeting of GG’s stockholders to be convened for the purpose of obtaining the requisite stockholder approval of the Transaction Proposals in connection with the Transactions or any other meeting of GG’s stockholders (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof), such Sponsor and Supporting Sponsor Stockholder shall (a) if and when such meeting is held, appear at such meeting or otherwise cause all Covered Shares (as defined herein) owned by such Sponsor and Supporting Sponsor Stockholder as of the record date of such meeting to be counted as present thereat for the purpose of establishing a quorum; (b) vote, or cause to be voted, at such meeting all of such Sponsor and Supporting Sponsor Stockholder’s Covered Shares owned as of the record date for such meeting in favor of each of the Transaction Proposals; (c) vote, or cause to be voted, at such meeting all of such Sponsor and Supporting Sponsor Stockholder’s Covered Shares against any GG Alternate Transaction; and (d) vote, or cause to be voted, at such meeting all of such Sponsor and Supporting Sponsor Stockholder’s Covered Shares and against any other action that would reasonably be expected to (i) prevent, materially impede, interfere with, delay, postpone, nullify or adversely affect the Transactions, (ii) change in any manner the capitalization of, including the voting rights of any class of Equity Securities of GG other than as contemplated by the Business Combination Agreement or (iii) result in any liquidation, dissolution or other change in GG’s corporate structure or business other than as contemplated by the Business Combination Agreement.

The obligations of each of Sponsor and each Supporting Sponsor Stockholder specified in this Section 1 shall apply whether or not the Transactions or any action described above are recommended by the GG Board or there is, or is reasonably expected to be, a GG Change of Recommendation or GG Intervening Event. For purposes of this Agreement, “Covered Shares” means all GG Class F Shares held by such Sponsor and Supporting Sponsor Stockholder, as applicable, as of the date hereof together with any GG Class F Shares acquired by such Sponsor and Supporting Sponsor Stockholder, as applicable, after the date hereof.

Section 2. Waiver of Anti-dilution Protection. With respect to its Covered Shares, each of Sponsor and each Supporting Sponsor Stockholder hereby waives and shall refrain from asserting or perfecting, subject to, conditioned upon and effective as of immediately prior to the occurrence of the Closing (for itself and for its successors and assigns), to the fullest extent permitted by Law and the Governing Documents of GG, any rights to adjustment of the conversion ratio with respect to the GG Class F Shares owned by Sponsor set forth in the Governing Documents of GG or otherwise (including the rights set forth in Section 4.3(b) of the Certificate of Incorporation of GG, dated as of December 21, 2020). Notwithstanding anything to the contrary contained herein, Sponsor shall not be prohibited from waiving, asserting or perfecting any of the foregoing rights in the event the Business Combination Agreement is validly terminated in accordance with its terms. If the Business Combination Agreement is so terminated, then this Section 2 shall be deemed null and void ab initio.

Section 3. Transfer of Shares.

(a) Each of Sponsor and each Supporting Sponsor Stockholder agrees that, during the period from the date hereof through the Termination Date, except as contemplated by this Agreement and the Business Combination Agreement, it shall not, and shall cause its Affiliates not to, without the prior written consent of both GG and Parent (which consent may be given or withheld by GG and/or Parent in their sole discretion): (i) offer for sale, sell (including short sales), transfer, tender, hypothecate, pledge, convert, encumber, assign or otherwise dispose of, directly or indirectly (including by gift, merger, tendering into any tender offer or exchange offer or otherwise, for avoidance of doubt, including by any other Transfer, as defined in those certain Letter Agreements, dated as of March 25, 2021, by and between GG and each of Sponsor and each Supporting Sponsor Stockholder (the “Letter Agreement”)), or enter into any contract, option, derivative, swap, hedging or other agreement or arrangement or understanding (including any profit sharing arrangement) with respect to, or consent to, a transfer to another, in whole or in part, any of the economic consequences of ownership (collectively, a “Transfer”), any or all of its Covered Shares and GG Warrants, (ii) grant any proxies or powers of attorney with respect to any or all of its Covered Shares and GG Warrants held by it (except in connection with voting by proxy at a meeting of stockholders of GG as contemplated in Section 1), or (iii) permit to exist any Lien with respect to any or all of its Covered Shares and GG Warrants other than those created by this Agreement; provided, that any Lien with respect to Covered Shares and GG Warrants that would not prevent, impair or delay its ability to comply with the terms and conditions of this Agreement shall be permitted and shall not be deemed to violate the restrictions contained above. Notwithstanding the foregoing, this Section 3(a) shall not prohibit a Transfer by each of Sponsor and each Supporting Sponsor Stockholder of any of its Covered Shares, (A) in the case of an individual, by bona fide gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such individual; (B) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (C) in the case of an individual, pursuant to a qualified domestic relations order; or (D) in the case of an entity, by virtue of such entity’s Governing Documents upon liquidation or dissolution of such entity; provided, that, in each case, such Transfer shall be permitted only if, prior to or in connection with such Transfer, the transferee agrees in writing to assume all of the obligations of such Sponsor or such Supporting Sponsor Stockholder hereunder and to be bound by the terms of this Agreement.

(b) Subject to the exceptions set forth herein, each of Sponsor and each Supporting Sponsor Stockholder agrees that, without the prior written consent of the ListCo Board, for a period from the Closing Date through the date that is 180 days after the Closing Date (the “Lock-Up Period”), it shall not, and shall cause its Affiliates not to, (i) Transfer any or all of the ListCo Covered Shares held by Sponsor or such Supporting Sponsor Stockholder, as applicable, immediately after the Closing or (ii) publicly announce any intention to effect any Transfer of ListCo Covered Shares during the Lock-Up Period. Notwithstanding the foregoing, this Section 3(b) shall not apply to, (A) in the case of an entity, pro rata distributions from Sponsor or such Supporting Sponsor Stockholder to any direct or indirect stockholder, partner, member or Affiliate of Sponsor or such Supporting Sponsor Stockholder or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or management with Sponsor or such Supporting Sponsor Stockholder or Affiliates of Sponsor or such Supporting Sponsor Stockholder, (B) in the case of an individual, Transfers by bona fide gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, to an affiliate of such person or to a charitable organization, (C) in the case of an individual, Transfers by will or by virtue of laws of descent and distribution upon death of the individual, (D) in the case of an individual, Transfers pursuant to a qualified domestic relations order or divorce settlement, (E) in the case of an entity, Transfers by virtue of such entity’s Governing Documents upon liquidation or dissolution of such entity, (F) exercise of any options or warrants to purchase ListCo Covered Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis) and (G) acceptance, or execution and delivery, of an irrevocable commitment to or undertaking to accept (without any further agreement to Transfer any Covered Shares or interest therein) a tender offer or similar transaction made by a third party to all of holders of ListCo’s Class A Shares in accordance with applicable Law, including Securities Laws, to acquire greater than 50% (which minimum condition shall be non-waivable) of the outstanding ListCo Class A for cash, securities or other property; provided, that in the case of clauses (A) through (E) and clause (G), such Transfers shall be permitted only if, prior to or in connection with such Transfer, the transferee agrees in writing to assume all of the obligations of Sponsor or such Supporting Sponsor Stockholder hereunder and to be bound by the terms of this Section 3(b).

(c) Any Transfer in violation of this Section 3 shall be null and void ab initio.

Section 4. Surrender of Shares. Sponsor agrees that, subject to the satisfaction or waiver of each of the conditions to Closing set forth in Sections 9.01 and 9.03 of the Business Combination Agreement, immediately prior to the Closing, Sponsor shall surrender 1,501,651 shares of GG Class F Shares (the “Surrendered Shares”), which Surrendered Shares will be cancelled by GG.

Section 5. Redemption; Other Covenants.

(a) Unless this Agreement shall have been terminated in accordance with Section 7, each Supporting Sponsor Stockholder hereby agrees that such Supporting Sponsor Stockholder shall not effect a GG Stockholder Redemption.

(b) Each of Sponsor and each Supporting Sponsor Stockholder hereby agrees to be bound by and subject to (and the following sections are hereby incorporated herein, mutatis mutandis) (i) Section 8.04 (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provision applies to GG and (ii) Sections 8.06(a), (d) and (e) (Confidentiality; Publicity) of the Business Combination Agreement, to the same extent as such provision applies to the parties to the Business Combination Agreement.

(c) Each of GG, Sponsor and each Supporting Sponsor Stockholder agrees that during the period from the date hereof through the Termination Date, it shall not further modify, amend or waive the performance of any provision under the Letter Agreement.

Section 6. Amendment to the Letter Agreement

(a) Each of GG, Sponsor and each Supporting Sponsor Stockholder hereby agrees that, effective as of the Closing Date (and not before):

(i) paragraph (a) of Section 7 of the Letter Agreement shall be amended and restated in its entirety as follows:

“7. (a) Reserved.”

(ii) paragraph (c) of Section 7 of the Letter Agreement shall be amended to remove all references to paragraph (a) of Section 7 and all references to the Founder Shares (as such term is defined therein); and

(iii) any provisions related relating to the Private Placement Warrants (as defined therein) or Common Stock (as defined therein) underlying the Private Placement Warrants shall refer to the ListCo Class C-2 ADSs or ListCo AD Warrants, as applicable, issued by ListCo to the holders of Private Placement Warrants in exchange for such warrants as contemplated by the Business Combination Agreement.

(b) For the avoidance of doubt, the amendment set forth in this Section 6 shall be void and of no force and effect with respect to the Letter Agreement if the Business Combination Agreement shall be terminated for any reason in accordance with its terms.

Section 7. Parent Lock-Up Agreement. Notwithstanding anything to the contrary set forth herein, in the event that, prior to the expiration of the Lock-Up Period, either (a) the transfer restrictions set forth in Section 1 of that certain Parent Lock-Up Agreement, dated as of the date hereof, by and among Parent, ListCo and the other parties signatory thereto (the “Parent Lock-Up Agreement”), are waived by ListCo or breached by Parent or another party thereto or (b) ListCo otherwise releases any of the holders party to the Parent Lock-Up Agreement of their respective obligations under Section 1 thereof, then ListCo shall (i) automatically be deemed to have waived or released the obligations of each of the Sponsor and the Supporting Sponsor Stockholders (each such party, a “Sponsor Holder”) under Section 3 hereunder, on the same terms as such waiver or release (or breach) under the Parent Lock-Up Agreement, solely, with respect to each Sponsor Holder, for a number of ListCo Covered Shares (rounded down to the nearest whole share) equal to (A)(1) the total number of ListCo Covered Shares held by such Sponsor Holder immediately prior to such waiver or release (or breach), divided by (2) the total number of ListCo Covered Shares multiplied by (B) the total number of ListCo Covered Shares (as defined in the Parent Lock-Up Agreement) subject to the waiver or release (or breach) under the Parent Lock-Up Agreement, and (ii) promptly notify each Sponsor Holder of such event.

Section 8. Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the Parties hereunder shall terminate without any further liability on the part of any Party in respect thereof, upon the earlier to occur of (the “Termination Date”) (a) the Closing, (b) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms and (c) the mutual written agreement of the Parties hereto; provided, that nothing herein shall relieve any Party from liability for any breach of this Agreement prior to the Termination Date, and each Party shall be entitled to any remedies at law or in equity to recover Liabilities arising from any such breach. GG shall promptly notify each of Sponsor and each Supporting Sponsor Stockholder of the termination of the Business Combination Agreement promptly after the termination thereof. Notwithstanding the foregoing or anything to the contrary in this Agreement, Sections 2, 3(b) and 7 (in each case, solely in the event that this Agreement terminates at Closing as a result of the Closing occurring), 5(b)(ii) (solely in the event that this Agreement terminates at Closing as a result of the Closing occurring and solely with respect to the provisions in Sections 8.06(a), (d) and (e) of the Business Combination Agreement that survive following the Closing) and Sections 12 through 16, shall survive the termination of this Agreement.

Section 9. No Recourse. Subject in all respects to the last sentence of this Section 9, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or relating to, this Agreement may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Sponsor, the Supporting Sponsor Stockholders, GG, Parent or ListCo under this Agreement of or for any claim based upon, arising out of, or relating to, this Agreement. Notwithstanding the foregoing, nothing in this Section 9 shall limit, amend or waive any rights or obligations of any party to any other Transaction Document with respect to the other parties thereto.

Section 10. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) Sponsor makes no agreement or understanding herein in any capacity other than in Sponsor’s capacity as a record holder and beneficial owner of GG Class F Shares, ListCo Class A ADSs, ListCo Class C-1 ADSs, ListCo Class C-2 ADSs, and/or ListCo AD Warrants; (b) each Supporting Sponsor Stockholder makes no agreement or understanding herein in any capacity other than in such Supporting Sponsor Stockholder’s capacity as a record holder and beneficial owner of GG Class F Shares and (c) nothing herein shall be construed to limit or affect any action or inaction by any representative of Sponsor or Supporting Sponsor Stockholder serving as a member of the board of directors (or other similar governing body) of GG or as an officer, employee or fiduciary of GG, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of GG.

Section 11. Representations and Warranties.

(a) Each of the Parties represents and warrants that (i) it has the power and authority, or capacity, as the case may be, to enter into this Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder have been, as applicable, duly and validly authorized by all corporate or similar action on its part and (iii) this Agreement has been duly and validly executed and delivered by each of the Parties and constitutes, a legal, valid and binding obligation of each such Party enforceable in accordance with its terms subject to the Enforceability Exceptions.

(b) Each of Sponsor and each Supporting Sponsor Stockholder hereby represents and warrants as of the date hereof to GG, Parent and ListCo (solely with respect to itself, himself or herself and not with respect to any other Party):

(i) The execution and delivery of this Agreement by such Person does not, and the performance by such Person of its, his or her obligations hereunder shall not, (A) if such Person is not an individual, result in any breach of any provision of the Governing Documents of such Person or (B) require any consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority that has not been given, except for (1) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement or the transactions contemplated hereby, (2) such filings with and approvals of the Stock Exchange to permit ListCo Class A ADSs and ListCo Class C-2 ADSs or ListCo AD Warrants, as applicable, to be issued in accordance with the Business Combination Agreement to be listed on the Stock Exchange, (3) filing of the Certificate of Merger under the applicable law of the State of Delaware, (4) the GG Shareholder Approval or (5) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably expected to be, individually or in the aggregate, material to such Person, as applicable, in each case, to the extent such consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement.

(ii) Such Person is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of the GG Class A Shares, GG Class F Shares and/or the GG Warrants as set forth in its respective beneficial ownership reports filed with the SEC, and there exist no Liens or any other limitation or restriction (other than transfer restrictions under the Securities Act, GG’s Governing Documents, Permitted Liens, this Agreement, the Business Combination Agreement, the Letter Agreement or any other applicable securities Laws), in each case, that could reasonably be expected to (A) impair the ability of such Person to perform its obligations under this Agreement or (B) prevent, impede or delay the consummation of any of the transactions contemplated by this Agreement. The Equity Securities set forth in such beneficial ownership reports filed with the SEC are the only Equity Securities in GG owned of record or beneficially by such Person on the date of this Agreement, and none of such Equity Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Equity Securities, except as provided hereunder and under the Letter Agreement.

(iii) As of the date hereof, there are no Proceedings pending against such Person, or to the knowledge of such Person threatened against it, before (or, in the case of threatened Proceedings, that would be before) any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement or the Letter Agreement.

(iv) No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement, other than as disclosed in the GG Disclosure Schedules, based upon arrangements made by such Person and for which GG or any of its Affiliates may become liable.

(v) Such Person understands and acknowledges that each of GG, Parent and ListCo is entering into the Business Combination Agreement in reliance upon such Person’s execution and delivery of this Agreement.

Section 12. Rights of Third Parties. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as set forth in Section 9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 13. Further Assurances. Each of the Parties hereto is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Each of the Parties hereto shall pay all of their respective expenses in connection with this Agreement and the transactions contemplated herein. Each of the Parties hereto shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

Section 14. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to Sponsor:

Gores Guggenheim Sponsor LLC

6260 Lookout Road

Boulder, CO 80301

Attention: Andrew McBride

E-mail: amcbride@gores.com

with a required copy (which copy shall not constitute notice) to:

Weil, Gotshal & Manages LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

Attention: Kyle C. Krpata; James Griffen

Email: kyle.krpata@weil.com; james.griffen@weil.com

If to GG:

Gores Guggenheim, Inc.

6260 Lookout Road

Boulder, CO 80301

Attention: Andrew McBride

E-mail: amcbride@gores.com

with a required copy (which copy shall not constitute notice) to:

Weil, Gotshal & Manages LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

Attention: Kyle C. Krpata; James Griffen

Email: kyle.krpata@weil.com; james.griffen@weil.com

If to Parent and ListCo:

Polestar Automotive Holding Limited

13/F, Gloucester Tower, The Landmark

15 Queen’s Road Central, Central

Hong Kong

Attn: Yaru Li

Email: yaru.li@polestar.com

with a required copy (which shall not constitute notice) to:

Polestar Automotive Holding UK Limited

13/F, Gloucester Tower, The Landmark

15 Queen’s Road Central, Central

Hong Kong

Attn: Mikael Alkmark

Email: Mikael.alkmark@polestar.com

with a required copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Eric L. Schiele, P.C., David B. Feirstein, P.C., Marshall P. Shaffer, P.C.

Email: eric.schiele@kirkland.com; david.feirstein@kirkland.com; marshall.shaffer@kirkland.com

If to any Supporting Sponsor Stockholder, to such Stockholder’s address as set forth opposite its name in the signature page hereto.

Section 15. Waiver. No (a) extension of time for the performance of any of the obligations or other acts of a Party set forth herein or (b) provision of this Agreement may be granted or waived, as applicable, unless such extension or waiver, as applicable, is in writing and signed by or on behalf of the Party or Parties granting such waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 16. Incorporation by Reference. Sections 1.02 (Construction); 11.03 (Assignment); 11.06 (Governing Law); 11.07 (Captions; Counterparts); 11.09 (Entire Agreement); 11.10 (Amendments); 11.11 (Severability); 11.12 (Jurisdiction); 11.13 (Waiver of Jury Trial); 11.14 (Enforcement) and 11.16 (Nonsurvival of Representations, Warranties and Covenants) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

GORES GUGGENHEIM SPONSOR LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: Chairman

GORES GUGGENHEIM, INC.

By:	/s/ Mark Stone
Name: Mark Stone
Title: Chief Executive Officer

POLESTAR AUTOMOTIVE HOLDING LIMITED

By:	/s/ Lars Danielson
Name: Lars Danielson
Title: Director

POLESTAR AUTOMOTIVE HOLDING UK LIMITED

By:	/s/ Jan Mikael Alkmark
Name: Jan Mikael Alkmark
Title: Director

[Signature Page to Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement]

SUPPORTING SPONSOR STOCKHOLDER

By:	/s/ Randall Bort
Name: Randall Bort

Address for Notice:

Attention:
Facsimile: E-mail:

[Signature Page to Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement]

SUPPORTING SPONSOR STOCKHOLDER

By:	/s/ Nancy Tellem
Name: Nancy Tellem

Address for Notice:

Attention:
Facsimile: E-mail:

[Signature Page to Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement]

SUPPORTING SPONSOR STOCKHOLDER

By:	/s/ Elizabeth Marcellino
Name: Elizabeth Marcellino

Address for Notice:

Attention:
Facsimile: E-mail:

[Signature Page to Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement]

Exhibit 10.4

Execution Version

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of September 27, 2021, by and among (a) Polestar Automotive Holding UK Limited, a limited company organized under the laws of England and Wales (the “Company”), (b) Polestar Automotive Holding Limited, a Hong Kong incorporated company (“Parent”), (c) Zibo High-Tech Industrial Investment Co., Ltd., Zibo Financial Holding Group Co., Ltd, Chongqing Liangjiang (重庆承星股权投资基金合伙企业（有限合伙）), Northpole GLY 1 LP, GLY New Mobility 1. LP, SNITA Holding B.V. (“Snita”), PSINV AB, PSD Investment Limited (collectively, the “Parent Holders”) and (d) Gores Guggenheim Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Randall Bort, Elizabeth Marcellino and Nancy Tellem (collectively, the “Gores Holders”). Parent, the Parent Holders, the Gores Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement are each referred to herein as a “Holder” and collectively as the “Holders”.

WHEREAS, upon the closing of the transactions contemplated by that certain Business Combination Agreement, dated as of September 27, 2021 (the “Business Combination Agreement”), by and among Gores Guggenheim, Inc., a Delaware corporation (“GG”), the Company, PAH UK Merger Sub Inc., a Delaware corporation (“Merger Sub”), Parent, Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore and Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden, Merger Sub shall merge with and into GG (the “Merger”), with GG surviving the Merger as a wholly owned subsidiary of the Company, on the terms and subject to the conditions in the Business Combination Agreement (the “Transactions”);

WHEREAS, in connection with the Merger, (a) each GG Unit (as defined in the Business Combination Agreement) shall be automatically separated, and the holder thereof shall be deemed to hold one GG Class A Share (as defined in the Business Combination Agreement) and one-fifth (1/5) of a Public Warrant (as defined in the Business Combination Agreement) in accordance with the terms of the applicable GG Unit, (b) each GG Share (as defined in the Business Combination Agreement) shall be automatically cancelled and extinguished and converted into the right to receive one Class A American depository share of the Company (the “Class A ADS”) duly and validly issued against the deposit of an underlying Class A ordinary share of the Company (such Class A ordinary shares, collectively, the “Shares”), (c) at the Effective Time (as defined in the Business Combination Agreement), (i) each Public Warrant shall be automatically cancelled and extinguished and converted into the right to receive either one ListCo AD Warrant (as defined in the Business Combination Agreement) or, in the event the Requisite GG Warrantholder Approval (as defined in the Business Combination Agreement) is obtained prior to the Effective Time, one Class C-1 American depository share of the Company (the “Class C-1 ADS”) duly and validly issued against the deposit of an underlying Class C-1 ordinary share of the Company (such Class C-1 ordinary shares, collectively, the “Class C-1 Shares”) and (ii) each Private Placement Warrant (as defined in the Business Combination Agreement) shall be automatically cancelled and extinguished and converted into the right to receive either one ListCo AD Warrant or, in the event the Requisite GG Warrantholder Approval is obtained prior to the Effective Time, one Class C-2 American depository share of the Company (the “Class C-2 ADS”) duly and validly issued against the deposit of an underlying Class C-2 ordinary share of the Company (such Class C-2 ordinary shares, collectively, the “Class C-2 Shares”), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, upon the closing of the Transactions, (a) all Shares issued to holders of GG Shares shall be automatically deposited by the Company with the Depository Bank (as defined in the Business Combination Agreement) in accordance with the Deposit Agreement (as defined in the Business Combination Agreement) and the Depository Bank shall issue Class A ADSs to such holders, (b) in the event that the Requisite GG Warrantholder Approval is obtained prior to the Effective Time, all Class C-1 Shares issued to holders of Public Warrants or, in the event that the Requisite GG Warrantholder Approval is not obtained prior to the Effective Time, all Listco Warrants (as defined in the Business Combination Agreement) issued to the holders of Public Warrants, shall automatically be deposited by the Company with the Depository Bank in accordance with the Deposit Agreement and the Depository Bank shall issue Class C-1 ADSs or Listco AD Warrants, as applicable, to such holders, and (c) in the event that the Requisite GG Warrantholder Approval is obtained prior to the Effective Time, all Class C-2 Shares issued to holders of Private Placement Warrants or, in the event that the Requisite GG Warrantholder Approval is not obtained prior to the Effective Time, all Listco Warrants issued to the holders of Private Placement Warrants, shall be automatically deposited by the Company with the Depository Bank in accordance with the Deposit Agreement and the Depository Bank shall issue Class C-2 ADSs or Listco AD Warrants, as applicable, to such holders;

WHEREAS, as of the closing of the Transactions, (a) Parent will hold Class A ADSs (the “Parent ADSs”) and Class B ordinary shares of the Company (the “Class B ordinary shares” and together with the Parent ADSs, the “Parent Shares”), (b) Parent Holders will have an interest in the Parent Shares, and (c) the Gores Holders will hold Class A ADSs (the “Founder Shares”) and Class C-2 ADSs or, if the requisite GG Warrantholder Approval is not obtained prior to the Effective Time, ListCo AD Warrants (the “GG C Shares”);

WHEREAS, Parent will use its commercially reasonable efforts to dissolve or liquidate in the 2022 calendar year and distribute all of the Parent Shares to the Parent Holders;

WHEREAS, in the event the Requisite GG Warrantholder Approval is obtained, the Sponsor will, in accordance with the ListCo New Articles of Association (as defined in the Business Combination Agreement) that will be adopted in connection with the closing of the Transactions, have the option to convert its Class C-2 ADSs into Class C-1 ADSs (such Class C-1 ADSs, collectively, the “Converted Class C-1 ADSs”);

WHEREAS, pursuant to the Business Combination Agreement, upon the occurrence of certain Earn Out Triggering Events (as defined in the Business Combination Agreement) the Company will issue a certain number of Earn Out Class A Shares (as defined in the Business Combination Agreement) and Earn Out Class B Shares (as defined in the Business Combination Agreement) from time to time after the closing of the Transactions to Parent or, in the event Parent has been dissolved or liquidated, to the Parent Holders in accordance with the terms set forth in the Business Combination Agreement;

WHEREAS, Snita has subscribed for 49,803,900 convertible preference shares of ListCo (the “VCC Preference Shares”) pursuant to a subscription agreement dated September 27, 2021 by and between the Company and Snita (the “VCC Preference Shares Subscription Agreement”);

WHEREAS, the VCC Preference Shares will be issued at closing of the Transactions and convertible into Shares in accordance with the terms of the VCC Preference Shares Subscription Agreement and the ListCo New Articles of Association that will be adopted at closing of the Transactions;

WHEREAS, Parent, each of the Parent Holders and the Sponsor have entered into lock-up agreements (as amended from time to time in accordance with the terms thereof, the “Lock-Up Agreements”), pursuant to which Parent, each of the Parent Holders and the Sponsor agreed not to transfer certain securities of the Company as set forth in the applicable Lock-Up Agreements during the period commencing the date of the closing of the Transaction and ending 180 days following the date of the closing of the Transaction; and

WHEREAS, on March 25, 2021, GG and the Gores Holders entered into that certain Registration Rights Agreement, which, pursuant to the terms of the Business Combination Agreement, was terminated effective as of the consummation of the Transactions.

NOW, THEREFORE, in consideration of the foregoing, and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the receipt and sufficiency of which the parties hereto hereby acknowledge, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used in this Agreement have the meanings set forth below.

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“Adverse Disclosure” means any public disclosure of material non-public information (including information with respect to a potential financing, acquisition, disposition, merger, reorganization or similar transaction), which disclosure, in the good faith judgment of the Board or Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” has the meaning given in the Recitals.

“Blackout Period” has the meaning given in Section 2.7(d).

“Block Trade” means an offering or sale of Registrable Securities by any Holder on an underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing and is commonly known as a “block trade”, including a same day trade, overnight trade or similar transaction.

“Board” means the Board of Directors of the Company.

“Business Combination Agreement” has the meaning given in the Recitals.

“Business Day” means a day other than (a) a Saturday or Sunday or (b) any other day on which banks located in (a) New York, USA, (b) Hong Kong, China, (c) Singapore, (d) Stockholm, Sweden or (e) London, England are required or authorized by law to be closed for business.

“Claims” has the meaning given in Section 4.1(a).

“Class A ADS” has the meaning given in the Recitals.

“Class B ordinary shares” has the meaning given in the Recitals.

“Class C-1 ADS” has the meaning given in the Recitals.

“Class C-2 ADS” has the meaning given in the Recitals.

“Class C Shares” has the meaning given in the Recitals.

“Class C-1 Shares” has the meaning given in the Recitals.

“Class C-2 Shares” has the meaning given in the Recitals.

“Commission” means the United States Securities and Exchange Commission.

“Commission Guidance” means (a) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (b) the Securities Act.

“Company” has the meaning given in the Recitals.

“Company Shelf Take Down Notice” has the meaning given in Section 2.1(c).

“Converted Class C-1 ADSs” has the meaning given in the Recitals.

“Demand Registration” has the meaning given in Section 2.2(a).

“Demanding Holder” means, as applicable, (a) the applicable Holders making a written demand for the Registration of Registrable Securities pursuant to Section 2.2(a) or (b) the applicable Holders making a written demand for a Shelf Underwritten Offering of Registrable Securities pursuant to Section 2.1(c).

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“Deposit Agreement” has the meaning given in the Recitals.

“Depository Bank” has the meaning given in the Recitals.

“Earn Out Class A Shares” has the meaning given in the Business Combination Agreement.

“Earn Out Class B Shares” has the meaning given in the Business Combination Agreement.

“Earn Out Triggering Events” has the meaning given in the Business Combination Agreement.

“Effective Time” has the meaning given in the Business Combination Agreement.

“Effectiveness Deadline” has the meaning given in Section 2.1(a).

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Exempted Registration Statement” means a Registration Statement (a) filed in connection with any employee stock option or other benefit plan, including a Registration Statement on Form S-8 (or similar successor form), (b) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (c) filed on a Registration Statement on Form S-4 or F-4 (or similar successor forms), (d) for an offering of debt that is convertible into equity securities of the Company, (e) for a dividend reinvestment plan, or (f) filed pursuant to Section 2.1(a).

“Form F-1 Shelf” has the meaning given in Section 2.1(a).

“Form F-3 Shelf” has the meaning given in Section 2.1(b).

“Founder Shares” has the meaning given in the Recitals.

“GG” has the meaning given in the Recitals.

“GG C Shares” has the meaning given in the Recitals.

“GG Unit” has the meaning given in the Recitals.

“GG Share” has the meaning given in the Recitals.

“GG Warrants” has the meaning given in the Business Combination Agreement.

“Gores Holders” has the meaning given in the Recitals.

“Holders” has the meaning given in the Recitals.

“ListCo AD Warrant” has the meaning given in the Business Combination Agreement.

“ListCo New Articles of Association” has the meaning given in the Business Combination Agreement.

“ListCo Warrant” has the meaning given in the Business Combination Agreement.

“Lock-Up Agreements” has the meaning given in the Recitals.

“Maximum Number of Securities” has the meaning given in Section 2.2(d).

“Merger Sub” has the meaning given in the Recitals.

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“Minimum Amount” has the meaning given in Section 2.1(c).

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“Parent” has the meaning given in the Recitals.

“Parent ADSs” has the meaning given in the Recitals.

“Parent Holders” has the meaning given in the Recitals.

“Parent Shares” has the meaning given in the Recitals.

“Permitted Transferee” means a person or entity to whom a Holder is permitted to Transfer such Registrable Securities pursuant to the Lock-Up Agreements.

“Piggyback Registration” has the meaning given in Section 2.4(a).

“Private Placement Warrant” has the meaning given in the Recitals.

“Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Public Warrant” has the meaning given in the Recitals.

“Registrable Security” means:

(a) (i) any Shares, Class C-2 Shares or ListCo Warrants issued at the closing of the Transactions pursuant to the Business Combination Agreement (including, without limitation, any Shares issued pursuant to a Subscription Agreement) to Holders and that have, in each case, been deposited with the Depository Bank in accordance with the Deposit Agreement,

(ii) any Shares to be represented by Class A ADSs issued in accordance with the Deposit Agreement and that are hereafter acquired by a Holder upon exercise of any rights associated with their Converted Class C-1 ADSs, Class C-2 ADSs or ListCo AD Warrants (as the case may be),

(b) any Shares issuable upon the conversion of the VCC Preference Shares, the Class B ordinary shares or Earn Out Class B Shares and to be represented by Class A ADSs issued in accordance with the Deposit Agreement,

(c) any Earn Out Class A Shares issued pursuant to the Business Combination Agreement and to be represented by Class A ADSs upon deposit of such Earn Out Class A Shares with the Depository Bank in accordance with the Deposit Agreement,

(d) any Shares, Class C-1 Shares, Class C-2 Shares, or ListCo Warrants (as the case may be) issued or issuable with respect to the securities referred to in the foregoing clauses (a), (b) and (c) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise to be represented by Class A ADSs, Converted Class C-1 ADSs, Class C-2 ADSs or ListCo AD Warrants (as the case may be) issued in accordance with the Deposit Agreement, and

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(e) any Class A ADSs, Converted Class C-1 ADSs, Class C-2 ADSs or ListCo AD Warrants (as the case may be), representing Shares, Class C-1 Shares, Class C-2 Shares or ListCo Warrants, VCC Preference Shares, Class B ordinary shares, Earn Out Class B Shares and Earn Out Class A Shares described in the foregoing clauses (a), (b), (c) and (d) (as the case may be);

provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) the Shares, Class C-1 Shares, Class C-2 Shares, ListCo Warrants, VCC Preference Shares, Class B ordinary shares, Earn Out Class B Shares, Earn Out Class A Shares, Class A ADSs, Converted Class C-1 ADSs, Class C-2 ADSs or ListCo AD Warrants described in foregoing clauses (a), (b), (c), (d) and (e) shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” means a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” means the out-of-pocket expenses of a Registration, including the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the United States Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Registrable Securities are then listed;

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with “blue sky” qualifications of Registrable Securities);

(c) printing, messenger, telephone, delivery and reasonable road show or other reasonable marketing expenses;

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

(f) reasonable fees and expenses of one (1) legal counsel selected by either (i) the majority-in-interest of the Demanding Holders (and any local or foreign counsel) initiating a Demand Registration or Shelf Underwritten Offering (including a Block Trade), or (ii) of a majority-in-interest of participating Holders under Section 2.4 if the Registration was initiated by the Company for its own account or that of a Company stockholder other than pursuant to rights under this Agreement, in each case to be registered for offer and sale in the applicable Registration; and

(g) American Depository issuance fees.

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“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement. The term Registration Statement shall include any registration statement on Form F-6, or any successor form, necessary to register Class A ADSs, Converted Class C-1 ADSs, Class C-2 ADSs and ListCo AD Warrants (as the case may be) representing Shares, Class C-1 Shares, Class C-2 Shares or ListCo Warrants issued in accordance with the Deposit Agreement).

“Removed Securities” has the meaning given in Section 2.6.

“Requesting Holder” has the meaning given in Section 2.2(a).

“Requisite GG Warrantholder Approval” has the meaning given in the Business Combination Agreement.

“Securities Act” means the United States Securities Act of 1933.

“Shares” has the meaning given in the Recitals.

“Shelf Take Down Notice” has the meaning given in Section 2.1(c).

“Shelf Underwritten Offering” has the meaning given in Section 2.1(c).

“Snita” has the meaning given in the Recitals.

“Sponsor” has the meaning given in the Recitals.

“Subscription Agreements” means those certain subscription agreements dated September 27, 2021 by and between the Company and certain subscribers to purchase Shares in connection with the Transactions.

“Transactions” has the meaning given in the Recitals.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“VCC Preference Share” has the meaning given in the Recitals.

“VCC Preference Shares Subscription Agreement” has the meaning given in the Recitals.

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ARTICLE II

REGISTRATIONS

Section 2.1 Shelf Registration.

(a) The Company shall, as soon as practicable, but in any event no later than the date that is thirty (30) calendar days after the closing of the Transactions, file a Registration Statement under the Securities Act to permit the public resale by the Holders of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this Section 2.1(a) and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) calendar days following the filing deadline (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended to ninety (90) calendar days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this Section 2.1(a) shall be on a shelf Registration Statement on Form F-1 (a “Form F-1 Shelf”) or such other form of Registration Statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this Section 2.1(a) shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this Section 2.1(a) to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. When effective, a Registration Statement filed pursuant to this Section 2.1(a) (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

(b) The Company shall use its reasonable best efforts to convert the Form F-1 Shelf filed pursuant to Section 2.1(a) to a shelf Registration Statement on Form F-3 (a “Form F-3 Shelf”) as promptly as practicable after the Company is eligible to use a Form F-3 Shelf and have the Form F-3 Shelf declared effective as promptly as practicable and to cause such Form F-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

(c) Subject to the limitations set forth in Section 2.7, at any time and from time to time following the effectiveness of the shelf Registration Statement required by Section 2.1(a) or Section 2.1(b), each of the Sponsor, Parent or a majority in interest of the then-outstanding number of Registrable Securities held by the Parent Holders (the “Parent Demanding Holders”) may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf Registration Statement, including a Block Trade (a “Shelf Underwritten Offering”) provided that the Sponsor, Parent or the Parent Demanding Holders, as the case may be, (i) reasonably expects to sell Registrable Securities yielding aggregate gross proceeds in excess of $50,000,000 from such Shelf Underwritten Offering or (ii) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering (the amount of Registrable Securities pursuant to the foregoing clause (i) or (ii), as applicable, the “Minimum Amount”). All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Take Down Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within five (5) Business Days after receipt of any Shelf Take Down Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to the provisions of Section 2.2(d) shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) Business Days after sending the Company Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.5. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Holders and reasonably acceptable to the Company and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by

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this Section 2.1(c), subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations as are customary in underwritten offerings of securities by the Company. Any Shelf Underwritten Offering effected pursuant to this Section 2.1(c) shall be counted as a Registration for purposes of the limit on the number of Registrations that can be effected under Section 2.2.

Section 2.2 Demand Registration.

(a) Subject to the provisions of Section 2.7, at any time and from time to time on or after the the closing of the Transactions, each of (i) the Gores Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Gores Holders (the “Gores Demanding Holders”), (ii) the Parent Demanding Holders, and (iii) Parent (together with the Gores Demanding Holders, the Parent Demanding Holders, the “Demanding Holders”), may make a written demand for Registration of all or part of their Registrable Securities on (1) Form F-1 or (2) if available, Form F-3, which in the case of either clause (1) or (2), may be a shelf Registration Statement filed pursuant to Rule 415 under the Securities Act, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, promptly following the Company’s receipt of a Demand Registration (and, in any event, within twenty days of its receipt of such Demand Registration, notify, in writing all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. For the avoidance of doubt, to the extent a Requesting Holder also separately possesses Demand Registration rights pursuant to this Section 2.2, but is not the Holder who exercises such Demand Registration rights, the exercise by such Requesting Holder of its rights pursuant to the foregoing sentence shall not count as the exercise by it of one of its Demand Registration rights. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, subject to Section 2.2(d), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration.

(b) Notwithstanding the provisions of Section 2.2(a) or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (1) such stop order or injunction is removed, rescinded or otherwise terminated, and (2) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than ten (10) days after the removal, rescission or other termination of such stop order or injunction, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration by the same Demand Holder becomes effective or is subsequently terminated.

(c) Subject to the provisions of Section 2.2(d) and Section 2.7, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.2(c), subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Company and the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration, which Underwriter(s) shall be reasonably satisfactory to the Company.

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(d) If a Demand Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that, in its opinion, the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Registrable Securities or other equity securities that the Company desires to sell for its own account and the Registrable Securities, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the total amount of Registrable Securities held by each such Demanding Holder and Requesting Holder (if any) (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Registrable Securities or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

Section 2.3 Withdrawal of Securities. A Demanding Holder or a Requesting Holder shall have the right to withdraw all or a portion of its Registrable Securities included in a Demand Registration pursuant to Section 2.2(a) or a Shelf Underwritten Offering pursuant to Section 2.1(c) for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so withdraw at any time prior to (i) in the case of a Demand Registration not involving an Underwritten Offering, the effectiveness of the applicable Registration Statement or (ii) in the case of any Demand Registration involving an Underwritten Offering or any Shelf Underwritten Offering, prior to the pricing of such Underwritten Offering or Shelf Underwritten Offering; provided, however, that upon withdrawal by a majority-in-interest of the Demanding Holders initiating a Demand Registration (or in the case of a Shelf Underwritten Offering, withdrawal of an amount of Registrable Securities included by the Holders in such Shelf Underwritten Offering, in their capacity as Demanding Holders, being less than the Minimum Amount), the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement or complete the Underwritten Offering, as applicable. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to and including its withdrawal under this Section 2.3.

Section 2.4 Piggyback Registration.

(a) If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including pursuant to Section 2.2), other than an Exempted Registration Statement, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days (or, in the case of a Block Trade, five (5) Business Days) before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a shelf Registration Statement), and the proposed price and name of the proposed managing Underwriter or Underwriters, if any, in such offering, (ii) such Holders’ rights under this Section 2.4 and (iii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (or in the case of a Block Trade, within two (2) Business Days) (such Registration a “Piggyback Registration”). The

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Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response notice described in the foregoing sentence to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering, if any, to permit the Registrable Securities requested by the Holders pursuant to this Section 2.4(a) to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company stockholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.4(a), subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or Company stockholder(s) for whose account the Registration Statement is to be filed. For purposes of this Section 2.4, the filing by the Company of an automatic shelf Registration Statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of Securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.4).

(b) If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its opinion, the dollar amount or number of the Registrable Securities that the Company desires to sell, taken together with (x) the Registrable Securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (y) the Registrable Securities as to which registration has been requested pursuant Section 2.4, and (z) the Registrable Securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(i) if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (1) first, the Registrable Securities or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities, (2) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (1), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.4(a), Pro Rata, which can be sold without exceeding the Maximum Number of Securities and (3) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (1) and (2), the Registrable Securities, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(ii) if the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (1) first, the Registrable Securities or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities, (2) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (1), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to this Section 2.4(a), Pro Rata, which can be sold without exceeding the Maximum Number of Securities, (3) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (1) and (2), the Registrable Securities or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities and (4) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (1), (2) and (3), the Registrable Securities or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

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(c) Any Holder of Registrable Securities shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration prior to (i) in the case of a Piggyback Registration not involving an Underwritten Offering or Shelf Underwritten Offering, the effectiveness of the applicable Registration Statement or (ii), in the case of any Piggyback Registration involving an Underwritten Offering or any Shelf Underwritten Offering, prior to the pricing of such Underwritten Offering or Shelf Underwritten Offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this Section 2.4(c).

(d) For purposes of clarity, any Registration effected pursuant to Section 2.4 shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 or a Shelf Underwritten Offering effected under Section 2.1(c).

Section 2.5 Block Trades. Subject to Section 2.7, if the Holders desire to effect a Block Trade, then notwithstanding any other time periods in this Article II, the Holders shall provide written notice to the Company at least five (5) Business Days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its reasonable best efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with the Company, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters and share price of such offering.

Section 2.6 Rule 415; Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement on Form F-3 filed pursuant to this Article II is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including Compliance and Disclosure Interpretation 612.09) or requires a Holder to be named as an “underwriter,” the Company shall (a) promptly notify each holder of Registrable Securities thereof (or in the case of the Commission requiring a Holder to be named as an “underwriter,” the Holder) and (b) use reasonable best efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Holders is an “underwriter.” The Holders shall have the right to select one legal counsel designated by the holders of a majority of the Registrable Securities subject to such Registration Statement to review and oversee any registration or matters pursuant to this Section 2.6, including participation in any meetings or discussions with the Commission regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission with respect to this matter shall be made to the Commission to which the applicable Holders’ counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2.6, the Commission refuses to alter its position, the Company shall (a) remove from such Registration Statement such portion of the Registrable Securities (the “Removed Securities”) or (b) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any Holder as an “underwriter” in such Registration Statement without the prior written consent of such Holder. In the event of a share removal pursuant to this Section 2.6, the Company shall give the applicable Holders at least five (5) days prior written notice along with the calculations as to such Holder’s allotment. Subject to the Company’s obligations under the Subscription Agreements, any removal of shares of the Holders pursuant to this Section 2.6 shall first be applied to Holders other than the Holders with securities registered for resale under the applicable Registration Statement and thereafter allocated between the Holders on a pro rata basis based on the aggregate amount of Registrable Securities held by the Holders. In the event of a share removal of the Holders pursuant to this Section 2.6, the Company shall promptly register the resale of any

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Removed Securities pursuant to Section 2.1(b). In the case of a Form F-1 Shelf filed to register the resale of Removed Securities, upon such date as the Company becomes eligible to register all of the Removed Securities for resale on a Form F-3 Shelf pursuant to the Commission Guidance and, if applicable, without a requirement that any of the Holders be named as an “underwriter” therein, the Company shall use its reasonable best efforts to file a Form F-3 Shelf as promptly as practicable to replace the applicable Form F-1 Shelf and have the Form F-3 Shelf declared effective as promptly as practicable and to cause such Form F-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities thereunder held by the applicable Holders until all such Registrable Securities have ceased to be Registrable Securities.

Section 2.7 Restrictions on Registration and Block Trade Rights; Suspension of Sales; Adverse Disclosure.

(a) Notwithstanding anything in this Agreement to the contrary, in no event will the Gores Holders be entitled, on a collective basis, to initiate more than an aggregate of three (3) Registrations pursuant to a Demand Registration or a Shelf Underwritten Offering (including a Block Trade) under Section 2.1(c) (including with respect to a Block Trade) or Section 2.2(a), as the case may be; provided, however, that a Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective.

(b) Notwithstanding anything in this Agreement to the contrary, in no event will the Parent Holders be entitled, on a collective basis, to initiate more than (i) an aggregate of ten (10) Registrations pursuant to a Demand Registration, (ii) more than four (4) Shelf Underwritten Offerings in any twelve month period or (iii) more than four (4) Block Trades in any twelve month period, provided that the estimated proceeds of any such Block Trade shall not be less than $25,000,000, in each of the foregoing clauses (i), (ii) and (iii) pursuant to Section 2.1(c) or Section 2.2(a), as the case may be; provided, however, that a Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective.

(c) Notwithstanding anything to the contrary contained herein, upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. The Company shall promptly notify the Holders of the expiration of any period during which it exercised its rights under this Section 2.7(b).

(d) Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to (i) effect any Demand Registration or Underwritten Offering or (ii) file a Registration Statement (or any amendment thereto) or effect an Underwritten Offering (or, if the Company has filed a Registration Statement that includes Registrable Securities, the Company shall be entitled to suspend the offer and sale of Registrable Securities pursuant to such Registration Statement) for a period of up to forty-five (45) days if the Company has determined that the sale of Registrable Securities pursuant a Registration Statement would require the Company to make an Adverse Disclosure, would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or in the good faith judgment of the Board would be materially detrimental to the Company (any such period, a “Blackout Period”); provided, however, that in no event shall any Blackout Period together with other Blackout Periods exceed an aggregate of one hundred and twenty (120) days in any twelve (12)-month period. In the event the Company exercises its rights under this Section 2.7(c), the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of any Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall promptly notify the Holders of the expiration of any period during which it exercised its rights under this Section 2.7(d). The Holders receiving notice of a Blackout Period (and the expiration thereof) shall maintain the confidentiality of the existence (and circumstances, to the extent known) of a Blackout Period. In connection with any notice of a Blackout Period, the Company may not deliver any material non-public information, and, for avoidance of doubt, solely the receipt of notice of a Blackout Period without additional information shall not constitute material non-public information.

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ARTICLE III

COMPANY PROCEDURES

Section 3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended method of distribution thereof, and pursuant thereto the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

(b) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus as may be required by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended method of distribution set forth in such Registration Statement or supplement to the Prospectus;

(c) prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

(d) prior to any public offering of Registrable Securities, but in any case no later than the effective date of the applicable Registration Statement, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended method of distribution) may reasonably request and to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (ii) take such action as may be necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

(e) cause all such Registrable Securities to be listed on Nasdaq no later than the effective date of such Registration Statement;

(f) provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

(g) furnish to each seller of Registrable Securities covered by such Registration Statement such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the Prospectus contained in such Registration Statement (including each preliminary Prospectus and any summary Prospectus) and any other Prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request;

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(h) advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

(i) advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;

(j) notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 2.7, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended, shall comply with law;

(k) make available for inspection, at such place and in such manner as determined by the Company in its sole discretion, permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter access to the Company’s books and records and such opportunities to discuss the business, finances and accounts of the Company and its subsidiaries with its officers, directors and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders’ and such Underwriters’ respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act, and will cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that (i) if requested by the Company, such representatives, Holders or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information and (ii) any records, information or documents that are furnished by the Company and that are non-public shall be used only in connection with the Registration;

(l) obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and any Underwriter;

(m) on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration as are customarily included in such opinions and negative assurance letters;

(n) in the event of any Underwritten Offering, enter into an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

(o) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and to make available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of at least twelve (12) months which satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder, including Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

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(p) use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in an Underwritten Offering;

(q) otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Underwritten Offering; and

(r) assist the Depository Bank to maintain an effective registration of the Class A ADSs, Converted Class C-1 ADSs, Class C-2 ADSs or ListCo AD Warrants on Form F-6 in accordance with the Deposit Agreement and cooperate with the Depositary Bank in filing amendments to such Form F-6 sufficient to allow the Holders to exercise its rights hereunder and under the Deposit Agreement to cover the Registerable Securities then outstanding.

Section 3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders. In addition, the Company will pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance obtained by the Company and the expenses and fees for listing the securities to be registered on each securities exchange.

Section 3.3 Participation in Underwritten Offerings.

(a) No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

(b) The Company will use its reasonable best efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the Company’s reasonable best efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against the Company as a result of such election). Any liability of such Holder to any Underwriter or other person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such registration.

Section 3.4 Covenants of the Company. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees:

(a) the Company will not file any Registration Statement or Prospectus included therein with the Commission which refers to any Holder of Registrable Securities by name or otherwise without the prior written approval of such Holder, which may not be unreasonably withheld, conditioned or delayed;

(b) at all times while it shall be a reporting company under the Exchange Act, to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the closing of the Transactions pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registerable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements; and

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(c) promptly following the effectiveness of the shelf Registration Statement required by Section 2.1(a), the Company shall cause the transfer agent to remove any restrictive legends (including any electronic transfer restrictions) from any Shares, Class C-1 Shares, Class C-2 Shares, ListCo Warrants, Class A ADSs, Converted Class C-1 ADSs, Class C-2 ADSs or ListCo AD Warrants held by such Holder and provide or cause any customary opinions of counsel to be delivered to the transfer agent in connection with such removal.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1 Indemnification.

(a) The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, stockholders or members, employees, agents, investment advisors and each person who controls such Holder (within the meaning of the Securities Act and Exchange Act) from and against all losses, claims, damages, liabilities and expenses (including attorneys’ fees), joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), to which any such Holder or other persons may become subject, insofar as such Claims arise out of or are based on any untrue or alleged untrue statement of any material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such Holder or other person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim; except insofar as the Claim or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

(b) In connection with any Registration Statement in which a Holder of Registrable Securities is participating, as a condition to including any Registrable Securities in any Registration Statement, the Company shall have received an undertaking reasonably satisfactory to it from such Holder, to indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act and Exchange Act) from and against any Claims, to which any the Company or such other persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of any material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company and the Company shall use its reasonable best efforts to ensure that no Underwriter shall require any Holder of Registrable Securities to provide any indemnification other than that provided hereinabove in this Section 4.1(b), and, if, despite the Company’s reasonable best efforts, an Underwriter requires any Holder of Registrable Securities to provide additional indemnification, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claim against the Company as a result of such election).

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(c) Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, partners, stockholders or members, employees, agents, investment advisors or controlling person of such indemnified party and shall survive the Transfer of Registrable Securities.

(e) If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Registrable Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (ii) above but also to reflect the relative fault of the indemnifying party or parties on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations; provided, however, that the liability of any Holder or any director, officer, employee, agent, investment advisor or controlling person thereof under this Section 4.1(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 4.1(a), Section 4.1(b) and Section 4.1(c) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1(e). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1(e) from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

Section 5.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been given when delivered (a) in person or (b) by e-mail or other means of electronic transmission (so long as confirmation of transmission is electronically or mechanically generated or sent and kept on file by the sending party, and no “bounceback” or notice of non-delivery is received), and the sender may, in its sole discretion, deliver a copy by mail (postage prepaid) or by an internationally-recognized courier service (postage prepaid). Notices shall be given to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 5.1).

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(a)	If to the Company or Parent:

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

Attention:	Anna Rudensjö
Email:	anna.rudensjo@polestar.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022, USA

Attention:	Christian O. Nagler
Timothy Cruickshank
Alex Lloyd
Email:	cnagler@kirkland.com
tim.cruickshank@kirkland.com
alex.lloyd@kirkland.com

If to any Gores Holder or Parent Holder, to such Holder’s address as set forth on the signature page hereto.

Section 5.2 Assignment; No Third Party Beneficiaries.

(a) This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

(b) Prior to the expiration of any lock-up as described in the Lock-Up Agreements, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee (but subject to such Permitted Transferee, if required pursuant to the Lock-Up Agreements, agreeing in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement).

(c) This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

(d) This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and this Section 5.2.

(e) No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

Section 5.3 Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any party hereto may execute and deliver signed counterparts of this Agreement to the other Parties by electronic mail or other electronic transmission in portable document format (.PDF) or any other electronic signature complying with the United States ESIGN Act of 2000 (including www.docusign.com), each of which shall be deemed an original.

Section 5.4 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated herein, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

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Section 5.5 Jurisdiction. In any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein: (a) each of the parties hereto hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware); (b) each of the parties hereto irrevocably waives and agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (c) each of the parties hereto agrees that it will not bring any such action in any court other than the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware).

Section 5.6 WAIVER OF TRIAL BY JURY. TO THE EXTENT PERMITTED BY LAW, EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES (AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE) THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION HEREWITH. EACH PARTY ACKNOWLEDGES THAT (A) THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE OTHER PARTIES TO ENTER INTO THIS AGREEMENT, AND (B) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER.

Section 5.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein be consummated as originally contemplated to the fullest extent possible.

Section 5.8 Modification or Amendment. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, (a) any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of Registrable Securities, in a manner that is adverse and different from the other Holders (in such capacity) shall require the consent of the Holder so affected, (b) any amendment hereto or waiver hereof that adversely affects the Gores Holders solely in their capacity as Gores Holders in a manner that is adverse and different from the other Holders, shall require the consent of a majority-in-interest of the then-outstanding number of Registrable Securities held by the Gores Holders; and (c) any amendment hereto or waiver hereof that adversely affects Parent or the Parent Holders, as applicable, solely in their capacity as Parent or Parent Holders in a manner that is adverse and different from the other Holders, shall require the consent of a majority-in-interest of the then-outstanding number of Registrable Securities held by the Parent or the Parent Holders. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

Section 5.9 Other Registration Rights. Other than pursuant to the terms of the Subscription Agreements, the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person.

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Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties thereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

Section 5.10 Term. This Agreement shall terminate upon the earlier of the date as of which (a) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (b) as to any Holder individually, such Holder is permitted to sell all of such Holder’s Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale and the reporting requirements of Rule 144(i)(2) are not applicable or has otherwise sold all of the Registrable Securities held by such Holder. The provisions of Article IV shall survive any termination to the extent related to a Claim arising prior to the termination of this Agreement.

Section 5.11 Interpretation. The parties hereto have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” Words in the singular form will be construed to include the plural and vice versa, unless the context requires otherwise. Reference to any law means such law as amended, modified, codified, replaced or re-enacted, in whole or in part, from time to time, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder. Underscored references to Articles or Sections shall refer to those portions of this Agreement, and any underscored references to a clause shall, unless otherwise identified, refer to the appropriate clause within the same Section in which such reference occurs. The headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. The use of the terms “hereunder”, “hereof”, “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement. The word “or” is not exclusive and is deemed to have the meaning “and/or” unless expressly indicated otherwise. Any reference to “days” means calendar days unless Business Days are expressly specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. References to “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to a Person are also to its successors and permitted assigns.

[The Remainder of This Page Is Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

POLESTAR AUTOMOTIVE HOLDING UK LIMITED

By:	/s/ Jan Mikael Alkmark
Name: Jan Mikael Alkmark
Title: Director

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

GORES HOLDERS:

GORES GUGGENHEIM SPONSOR LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Chairman
Address:

Email:

By:	/s/ Randall Bort
	Name:	Randall Bort
Address:

Email:

By:	/s/ Elizabeth Marcellino
	Name:	Elizabeth Marcellino
Address:

Email:

By:	/s/ Nancy Tellem
	Name:	Nancy Tellem
Address:

Email:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PARENT HOLDERS:

ZIBO HIGH-TECH INDUSTRIAL INVESTMENT CO., LTD.

By:	/s/ Ning Chen
Name:	Ning Chen
Address:

Email:

ZIBO FINANCIAL HOLDING GROUP CO., LTD

By:	/s/ Dapeng Li
Name:	Dapeng Li
Address:

Email:

CHONGQING LIANGJIANG (重庆承星股权投资基金合伙企业（有限合伙）)

By:	/s/ Yimin Ai
Name:	Yimin Ai
Address:

Email:

NORTHPOLE GLY 1 LP

By:	/s/ Hrvoje Krkalo
Name:	Hrvoje Krkalo
Address:

Email:

[Signature Page to Registration Rights Agreement]

GLY NEW MOBILITY 1. LP

By:	/s/ Hrvoje Krkalo
Name:	Hrvoje Krkalo
Address:

Email:

SNITA HOLDING B.V.

By:	/s/ Carla De Geyseleer
Name:	Carla De Geyseleer
Address:

Email:

PSINV AB

By:	/s/ Fredrik Aaben
Name:	Fredrik Aaben
Address:

Email:

PSINV AB

By:	/s/ Per Ansgar
Name:	Per Ansgar
Address:

Email:

PSD INVESTMENT LIMITED

By:	/s/ Shufu Li
Name:	Shufu Li
Address:

Email:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PARENT:

POLESTAR AUTOMOTIVE HOLDING LIMITED

By:	/s/ Lars Danielson
Name:	Lars Danielson
Title:	Director

[Signature Page to Registration Rights Agreement]

Exhibit 10.5

FORM OF

WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

THIS WARRANT AGREEMENT (this “Agreement”), dated as of [•], 2021, is by and between Gores Guggenheim, Inc., a Delaware corporation (the “Company”), Polestar Automotive Holding UK Limited, a limited company organized under the laws of England and Wales (the “ListCo”), Computershare Inc., a Delaware corporation and Computershare Trust Company, N.A., a federally chartered trust company, collectively, as warrant agent (the “Warrant Agent”).

RECITALS

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of March 22, 2021 (the “Existing Warrant Agreement”);

WHEREAS, capitalized terms used herein but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Existing Warrant Agreement;

WHEREAS, pursuant to the Existing Warrant Agreement, the Company issued (a) 9,000,000 warrants to Gores Guggenheim Sponsor LLC, a Delaware limited liability company (the “Sponsor” and such warrants, collectively, the “Private Placement Warrants”), to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”) simultaneously with the closing of the Company’s initial public offering (the “Offering”) (including the partial exercise of the underwriters’ over-allotment option), at a purchase price of $2.00 per Private Placement Warrant, with each Private Placement Warrant being exercisable for one share of Common Stock and with an exercise price of $11.50 per share, and (b) 16,000,000 warrants to public investors in the Offering (collectively, the “Public Warrants”) to purchase shares of Common Stock, with each Public Warrant being exercisable for one share of Common Stock and with an exercise price of $11.50 per share;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, on September 27, 2021, a Business Combination Agreement (the “Business Combination Agreement”) was entered into by and among the Company, Polestar Automotive Holding Limited, a Hong Kong incorporated company, Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore, ListCo, Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden, and PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of ListCo (“MergeCo”);

WHEREAS, upon the terms and subject to the conditions of the Business Combination Agreement, MergeCo will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger as a wholly-owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement;

WHEREAS, in the context of and in connection with the Merger, (a) each Unit (as defined below) shall be automatically separated, and the holder thereof shall be deemed to hold one share of Common Stock and one-fifth (1/5) of a Public Warrant in accordance with the terms of the applicable Unit, (b) each GG Share (as defined in the Business Combination Agreement), including the shares of Common Stock, shall be automatically cancelled and extinguished and converted into the right to receive one Class A American depository share of ListCo (the “ListCo Class A ADS”) duly and validly issued against the deposit of an underlying Class A ordinary share of ListCo (such Class A ordinary shares, collectively, the “Shares”) and (c) at the Effective Time (as defined in the Business Combination Agreement), (i) each Public Warrant shall be automatically cancelled and extinguished and converted into the right to receive one American depository warrant of ListCo duly and validly issued against the deposit of an underlying warrant of ListCo deposited with the Depositary Bank (as defined in the Business Combination Agreement) in accordance with the Deposit Agreement (as defined in the Business Combination Agreement) (the “ListCo AD Warrant”) and representing the right to acquire one ListCo Class A ADS (or one Share if at the time of exercise ListCo no longer uses the ADR Facility (as defined in the Business Combination Agreement)) at an exercise price of $11.50 per ListCo Class A ADS, subject to adjustment, terms and limitations as described in this Agreement and the Existing Warrant Agreement, as applicable, and (ii) each Private Placement Warrant shall be automatically cancelled and extinguished and converted into the right to receive one ListCo AD Warrant, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, upon consummation of the Merger, as provided in Section 4.4 of the Existing Warrant Agreement, each of the issued and outstanding ListCo AD Warrants will no longer be exercisable for shares of Common Stock but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for Shares, which upon exercise of the ListCo AD Warrants will automatically be deposited into the ADR Facility and result in the issuance of ListCo Class A ADSs (or Shares if at the time of exercise ListCo no longer uses the ADR Facility) to the holders that exercise their ListCo AD Warrants, pursuant to the terms of this Agreement and the Existing Warrant Agreement, as applicable;

WHEREAS, the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination (as defined in Section 3.2 of the Existing Warrant Agreement);

WHEREAS, in connection with the Merger, the Company desires to assign all of its right, title and interest in the Existing Warrant Agreement to ListCo and ListCo wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Existing Warrant Agreement as the Company and the Warrant Agent may deem necessary or desirable and that the Company and the Warrant Agent deem shall not adversely affect the interest of the Registered Holders.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

AGREEMENT

1. ASSIGNMENT AND ASSUMPTION; CONSENT.

1.1 Assignment and Assumption. The Company hereby assigns to ListCo all of the Company’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) as of the Effective Time (as defined in the Business Combination Agreement). ListCo hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising from and after the Effective Time.

1.2 Consent. The Warrant Agent hereby consents to the assignment of the Existing Warrant Agreement by the Company to ListCo pursuant to Section 1.1 effective as of the Effective Time, the assumption of the Existing Warrant Agreement by ListCo from the Company pursuant to Section 1.1 effective as of the Effective Time, and to the continuation of the Existing Warrant Agreement in full force and effect from and after the Effective Time, subject at all times to the Existing Warrant Agreement (as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Existing Warrant Agreement and this Agreement.

2. AMENDMENT OF EXISTING WARRANT AGREEMENT. The Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, effective as of the Effective Time, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are necessary or desirable and that such amendments do not adversely affect the interests of the Registered Holders:

2.1 Preamble. The preamble on page one of the Existing Warrant Agreement is hereby amended by deleting “Gores Guggenheim, Inc., a Delaware corporation” and replacing it with “Polestar Automotive Holding UK Limited, a limited company organized under the laws of England and Wales”. As a result thereof, all references to the “Company” in the Existing Warrant Agreement shall be replaced with references to ListCo.

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2.2 Recitals. The recitals on pages one and two of the Existing Warrant Agreement are hereby deleted and replaced in their entirety as follows:

“WHEREAS, on March 22, 2021, Gores Guggenheim, Inc (“GGI”) entered into that certain Private Placement Warrants Purchase Agreement with Gores Guggenheim Sponsor LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which the Sponsor agreed to purchase an aggregate of 9,000,000 warrants simultaneously with the closing of the Offering bearing the legend set forth in Exhibit B hereto (the “Private Placement Warrants”) at a purchase price of $2.00 per Private Placement Warrant (as defined below); and

WHEREAS, GGI consummated an initial public offering (the “Offering”) of units of GGI’s equity securities, each such unit comprised of one share of Common Stock (as defined below) and one-fifth of one Public Warrant (as defined below) (the “Units”) and, in connection therewith, issued and delivered 16,000,000 warrants to public investors in the Offering (the “Public Warrants” and together with the Private Placement Warrants, the “GGI Warrants”). Each whole Warrant entitles the holder thereof to purchase one share of Class A common stock of GGI, par value $0.0001 per share (“Common Stock”), for $11.50 per share, subject to adjustment as described herein. Only whole warrants are exercisable; and

WHEREAS, GGI has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1, File No. 333-253338 (the “Registration Statement”) and a prospectus (the “Prospectus”), for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the Units, and the Public Warrants and the Common Stock included in the Units; and

WHEREAS, GGI, ListCo, and PAH UK Merger Sub Inc., a Delaware corporation (“MergeCo”), Polestar Automotive Holding Limited, a Hong Kong incorporated company, Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore, and Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden, entered into that certain Business Combination Agreement, dated as of September 27, 2021 (the “Business Combination Agreement”), pursuant to which, among other things, MergeCo will merge with and into GGI (the “Merger”) with GGI surviving such merger as a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement; and

WHEREAS, (a) by virtue of the Merger, (i) each Unit shall be automatically separated, and the holder thereof shall be deemed to hold one share of Common Stock and one-fifth (1/5) of a Public Warrant in accordance with the terms of the applicable Unit, (ii) each GG Share (as defined in the Business Combination Agreement), including the shares of Common Stock, shall be automatically cancelled and extinguished and converted into the right to receive one Class A American depository share of ListCo (the “ListCo Class A ADS”) duly and validly issued against the deposit of an underlying Class A ordinary share of ListCo (such Class A ordinary shares, collectively, the “Shares”) and (b) at the Effective Time (as defined in the Business Combination Agreement), (i) each Public Warrant shall be automatically cancelled and extinguished and converted into the right to receive one American depository warrant of ListCo duly and validly issued against the deposit of an underlying warrant of ListCo deposited with the Depositary Bank (as defined in the Business Combination Agreement) in accordance with the Deposit Agreement (as defined in the Business Combination Agreement) (the “ListCo AD Warrant”) and representing the right to acquire one ListCo Class A ADS (or one Share if at the time of exercise ListCo no longer uses the ADR Facility (as defined in the Business Combination Agreement)) at an exercise price of $11.50 per ListCo Class A ADS, subject to adjustment, terms and limitations as described in this Agreement and the Warrant Assumption Agreement, as applicable, and (ii) each Private Placement Warrant shall be automatically cancelled and extinguished and converted into the right to receive one ListCo AD Warrant, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, on [•], 2021, pursuant to the terms of the Business Combination Agreement, ListCo, GGI and the Warrant Agent entered into a Warrant Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement”), pursuant to which GGI assigned its rights and obligations under this Agreement to ListCo and ListCo assumed GGI’s right and obligations under this Agreement from GGI; and

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WHEREAS, pursuant to the Business Combination Agreement, the Warrant Assumption Agreement and Section 4.4 of this Agreement, effective as of the Effective Time (as defined in the Business Combination Agreement), (i) each of the issued and outstanding Public Warrants were converted into newly issued warrants of ListCo, which will automatically be deposited into the ADR Facility and result into the issuance of ListCo AD Warrants to the holders of Public Warrants, and (ii) each of the issued and outstanding Private Placement Warrants will be converted into ListCo AD Warrants, after deposit of the newly issued warrants of ListCo into the ADR Facility; and

WHEREAS, upon consummation of the Merger, as provided in Section 4.4 of the Existing Warrant Agreement, each ListCo AD Warrant or warrant issued by ListCo is no longer exercisable for shares of Common Stock but instead will be exercisable (subject to the terms and conditions of this Agreement) for Shares, which upon exercise of the ListCo AD Warrants or warrants of ListCo will automatically be deposited into the ADR Facility and result in the issuance of ListCo Class A ADSs (or Shares if at the time of exercise ListCo no longer uses the ADR Facility) to the holders that exercise their ListCo AD Warrants pursuant to the terms of this Agreement (each a “Warrant” and collectively, the “Warrants”); and

WHEREAS, ListCo desires the Warrant Agent to act on behalf of ListCo, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants; and

WHEREAS, ListCo desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of ListCo, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of ListCo and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of ListCo, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:”

2.3 References to Common Stock and Stockholders. (a) All references to “Common Stock” or “shares of Common Stock” in the Existing Warrant Agreement (including all Exhibits thereto) other than references thereto in the recitals shall be amended to reference the ListCo Class A ADSs after the Shares have automatically been deposited into the ADR Facility in connection with the Merger or, if at the time of exercise ListCo no longer uses the ADR Facility, Shares, and (b) all references to “stockholders” shall be amended to reference “shareholders.”

2.4 Detachability of Warrants. Section 2.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following: “[INTENTIONALLY OMITTED]”

2.5 Cashless Exercise. Section 3.3.1 of the Existing Warrant Agreement is hereby amended by deleting the “.” at the end of clause (d) and adding the following additional provision in a new paragraph below clause (d): “; provided, that any “cashless exercise” pursuant to this Agreement, including pursuant to Section 3.3.1(b) and Section 7.4, shall be subject to and conditioned upon the Company’s ability to comply with applicable law.”

2.6 Extraordinary Dividends. Section 4.1.2 of the Existing Warrant Agreement is hereby amended by adding the word “or” before clause (b) of such section and deleting clauses (c)-(e) of such section.

2.7 Replacement of Securities upon Reorganization, etc. The following phrase in clause (ii) of the proviso in Section 4.4 is hereby deleted: “(other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by stockholders of the Company as provided for in the Company’s second amended and restated certificate of incorporation or as a result of the repurchase of shares of Common Stock by the Company if a proposed initial Business Combination is presented to the stockholders of the Company for approval)”.

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2.8 Notices. Section 9.2 of the Existing Warrant Agreement is hereby amended as follows (a) the phrase “an internationally recognized” shall be inserted in front of every reference to “private courier service”, and (b) the delivery address of ListCo shall be changed to the following:

Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden
Attention:	Anna Rudensjö
Email:	anna.rudensjo@polestar.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022, USA
Attention:	Christian O. Nagler
Timothy Cruickshank
Alex Lloyd
Email:	cnagler@kirkland.com
tim.cruickshank@kirkland.com
alex.lloyd@kirkland.com

2.9 Currency. A new Section 9.10 is hereby inserted as follows:

“Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean U.S. dollars (USD) and all payments hereunder shall be made in U.S. dollars (USD).”

2.10 Business Day. A new Section 9.11 is hereby inserted as follows:

“Business Day. For purposes of this Agreement, “Business Day” means a day other than (a) a Saturday or Sunday or (b) any other day on which banks located in (a) New York, New York, (b) Hong Kong, China, (c) Singapore, (d) Stockholm, Sweden or (e) London, England are required or authorized by law to be closed for business.”

2.11 Stamp Taxes. A new Section 9.12 is hereby inserted as follows:

“Stamp Taxes. The Company will pay, and will jointly indemnify and hold harmless any Warrant holder against:

(a) any United Kingdom stamp duty or similar United Kingdom taxes, including any related interest, penalties, surcharges, fines or amounts in respect of such tax (whether pursuant to a law, contract or otherwise), imposed or arising in respect of any instrument effecting (i) the creation, issuance or delivery of the Warrants or (ii) the conversion or exercise of such Warrants (including the issuance of any shares) pursuant to this Agreement, provided that the presentation for stamping (or to HM Revenue & Customs) of such instrument is (aa) required by law or by HM Revenue & Customs, or (bb) required for the purposes of the Warrant holder enforcing any right under such instrument or establishing title to any asset evidenced by such instrument; and

(b) any United Kingdom stamp duty reserve tax or similar United Kingdom taxes, including any related interest, penalties, surcharges, fines or amounts in respect of such tax (whether pursuant to a law, contract or otherwise) imposed or arising in connection with (i) the creation, issuance or delivery of the Warrants pursuant to this Agreement, or (ii) the conversion or exercise of such Warrants (including the issuance of any shares) in accordance with the terms of this Agreement.”

2.12 Warrant Certificate. Exhibit A to the Existing Warrant Agreement is hereby amended by deleting Exhibit A in its entirety and replacing it with a new Exhibit A attached hereto.

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2.13 Legend. The legend in Exhibit B to the Existing Warrant Agreement is hereby deleted and replaced with the following: “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. IN ADDITION, SUBJECT TO ANY ADDITIONAL LIMITATIONS ON TRANSFER DESCRIBED IN THE SPONSOR LOCK-UP AGREEMENT, ENTERED INTO AS OF SEPTEMBER 27, 2021, BY AND AMONG GORES GUGGENHEIM SPONSOR LLC (THE “SPONSOR”), GORES GUGGENHEIM, INC. (THE “COMPANY”) AND POLESTAR AUTOMOTIVE HOLDING UK LIMITED, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR TRANSFERRED PRIOR TO THE DATE THAT IS THIRTY (30) DAYS AFTER THE DATE UPON WHICH THE COMPANY COMPLETES ITS INITIAL BUSINESS COMBINATION (AS DEFINED IN SECTION 3 OF THE WARRANT AGREEMENT REFERRED TO HEREIN) EXCEPT TO A PERMITTED TRANSFEREE (AS DEFINED IN SECTION 2 OF THE WARRANT AGREEMENT) WHO AGREES IN WRITING WITH THE COMPANY TO BE SUBJECT TO SUCH TRANSFER PROVISIONS.

SECURITIES EVIDENCED BY THIS CERTIFICATE AND AMERICAN DEPOSITORY SHARES OF THE COMPANY ISSUED UPON EXERCISE OF SUCH SECURITIES ARE ENTITLED TO REGISTRATION RIGHTS UNDER A REGISTRATION RIGHTS AGREEMENT AS OF SEPTEMBER 27, 2021, BY AND AMONG THE COMPANY, POLESTAR AUTOMOTIVE HOLDING UK LIMITED, THE SPONSOR AND THE OTHER PARTIES THERETO.”

3. MISCELLANEOUS PROVISIONS.

3.1 Effectiveness of Warrant. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the consummation of the Merger and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

3.2 Amendment and Waiver. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each party hereto.

3.3 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.4 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

3.5 Applicable Law. The validity, interpretation and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereby agree that any action, proceeding or claim against a party arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

3.6 Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders.

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3.7 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such Registered Holder to submit his, her or its Warrant for inspection by the Warrant Agent.

3.8 Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any party hereto may execute and deliver signed counterparts of this Agreement to the other Parties by electronic mail or other electronic transmission in portable document format (.PDF) or any other electronic signature complying with the United States ESIGN Act of 2000 (including www.docusign.com), each of which shall be deemed an original.

3.9 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.10 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by a party hereto shall be made in accordance with the provisions of Section 9.2 of the Existing Warrant Agreement as amended by this Agreement (with any notices to the Company being made to ListCo).

3.11 Reference to and Effect on Agreements; Entire Agreement.

(a) Any references to “this Agreement” in the Existing Warrant Agreement will mean the Existing Warrant Agreement as amended by this Agreement. Except as specifically amended by this Agreement, the provisions of the Existing Warrant Agreement shall remain in full force and effect.

(b) This Agreement and the Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the date first above written.

GORES GUGGENHEIM, INC.

By:
Name:
Title:

POLESTAR AUTOMOTIVE HOLDING UK LIMITED

By:
Name:
Title:

COMPUTERSHARE INC.
COMPUTERSHARE TRUST COMPANY, N.A., AS WARRANT AGENT

By:
Name:
Title:

[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]

EXHIBIT A

FORM OF WARRANT CERTIFICATE

See attached.

[FACE]

Number

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO

THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR

IN THE WARRANT AGREEMENT DESCRIBED BELOW

POLESTAR AUTOMOTIVE HOLDING UK LIMITED

Organized Under the Laws of England and Wales

CUSIP [•]

Warrant Certificate

This Warrant Certificate certifies that [•], or registered assigns, is the registered holder of warrant(s) evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase American Depository Shares (or Class A ordinary shares if at the time of exercise ListCo no longer uses its Class A American Depository Facility) (as applicable, the “Shares”) of Polestar Automotive Holding UK Limited, a limited company organized under the laws of England and Wales (the “Company”). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable Shares as set forth below, at the exercise price (the “Exercise Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each Warrant is initially exercisable for one fully paid and non-assessable Shares. The number of Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Exercise Price per Shares for any Warrant is equal to $11.50 per Share. The Exercise Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void. The Warrants may be redeemed, subject to certain conditions, as set forth in the Warrant Agreement.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

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Polestar Automotive Holding UK Limited
By:
Name:
Title:

Computershare Inc. Computershare Trust Company, N.A., as Warrant Agent
By:
Name:
Title:

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Form of Warrant Certificate

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive Shares and are issued or to be issued pursuant to a Warrant Assignment, Assumption and Amendment Agreement dated as of [•], 2021 (the “Warrant Agreement”), duly executed and delivered by the Company to Computershare Inc. and Computershare Trust Company, N.A., as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the office of the Warrant Agent designated for such purposes. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the Shares to be issued upon exercise is effective under the Securities Act and (ii) a prospectus thereunder relating to the Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that upon the occurrence of certain events the number of Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in a Shares, the Company shall, upon exercise, round down to the nearest whole number of Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the office of the Warrant Agent designated for such purpose by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

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Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive Shares and herewith tenders payment for such Shares to the order of Polestar Automotive Holding UK Limited, a limited company organized under the laws of England and Wales (the “Company”) in the amount of $[•] in accordance with the terms hereof. The undersigned requests that a certificate for such Shares be registered in the name of [•], whose address is and that such Shares be delivered to whose address is [•]. If said number of Shares is less than all of the Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Shares be registered in the name of [•], whose address is and that such Warrant Certificate be delivered to [•], whose address is [•].

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.4 of the Warrant Agreement, the number of Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(b) and Section 6.4 of the Warrant Agreement.

In the event that the Warrant is a Private Placement Warrant that is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Shares. If said number of shares is less than all of the Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Shares be registered in the name of [•], whose address is and that such Warrant Certificate be delivered to [•], whose address is [•].

[Signature Page Follows]

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Date: __________, 20
(Signature)

(Address)
(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 (OR ANY SUCCESSOR RULE)).

14

Exhibit 99.1

Polestar, the Global Electric Performance Car Company, Signs Agreement to be Publicly Listed Through Combination with Gores Guggenheim, Inc.

•	Polestar is a global pure play, premium electric vehicle (“EV”) company based in Sweden, with a mission to produce progressive, electric performance cars designed and engineered without compromise

•	Transaction implies an enterprise value of approximately USD 20 billion

•	Polestar currently has two award-winning cars in production and rapidly growing sales in 14 active markets across three continents

•

Proceeds from the business combination are expected to be used to help fund significant investment in products and the expansion of operations and markets to create a leading company in the rapidly growing global premium EV market

•

Transaction includes approximately USD 800 million of cash from Gores Guggenheim, Inc.’s trust account (subject to applicable stockholder redemption rights) and USD 250 million in cash from PIPE financing anchored by top-tier institutional investors

•	Existing Polestar investors include Volvo Car Group and affiliates of Geely Chairman Eric Li, and actor and activist Leonardo DiCaprio, amongst others

Gothenburg and Los Angeles – September 27, 2021 – Polestar Performance AB and its affiliates (“Polestar” or the “Company”), the global electric performance car company, and Gores Guggenheim, Inc. (“Gores Guggenheim”) (Nasdaq: GGPI, GGPIW and GGPIU), a special purpose acquisition company (“SPAC”) formed by affiliates of The Gores Group and Guggenheim Capital, LLC, announced today that they have entered into a definitive business combination agreement (the “Business Combination Agreement”). Upon closing of the proposed business combination, the combined company will be held by a new public company that will be named Polestar Automotive Holding UK Limited, which is expected to be listed on Nasdaq under the ticker symbol “PSNY”. The transaction implies an enterprise value of approximately USD 20 billion.

Founded in 2017 by Volvo Cars and Zhejiang Geely Holding, Polestar is a global pure play, premium electric performance vehicle manufacturer. The Company’s two award-winning electric performance cars, Polestar 1 and Polestar 2, are currently on roads across Europe, North America and Asia. In addition, the Company has plans to launch three new models by 2024. Polestar delivered approximately 10,000 vehicles in 2020 and expects to sell approximately 290,000 vehicles per year by 2025. Existing investors include Volvo Car Group and affiliates of Geely Chairman Eric Li, and actor and activist Leonardo DiCaprio, amongst others.

Polestar has drawn extensively on the industrial heritage, knowledge and market infrastructure of Volvo Cars. Polestar’s combination of deep automotive expertise, paired with its cutting-edge technologies and agile, entrepreneurial culture, underpins the Company’s potential for growth and success. Sustainability is at the core of Polestar’s business model, and the Company has ambitious industry-leading targets, including the goals to develop a truly climate-neutral car by 2030 and to be the most transparent pure play electric vehicle company.

Thomas Ingenlath, Chief Executive Officer of Polestar, says: “This is a really exciting time for Polestar. With two award-winning cars on the road today in 14 active markets across three continents, we seek to expand to 30 markets by 2023. We are thrilled about the targeted addition of three new premium electric cars to our line-up by 2024, starting with our first SUV expected in 2022. In Alec and the Gores Guggenheim team, we have found a partner with an impressive track record of bringing leading companies to the public markets. The proposed business combination and listing position Polestar as a financially strong, future proof, global electric car company. It will enable us to accelerate our growth, strategy and most importantly, our mission towards sustainable mobility.”

Alec Gores, Chairman and Chief Executive Officer of The Gores Group and Chairman of Gores Guggenheim, states, “Polestar is a stand-out company in the EV space – a design-led, sports-performance oriented electric OEM focused on industry-leading sustainability solutions. The Company is truly differentiated from others given its premier vehicles, attractive financial profile, strong track record of performance, and the fact that it already has cars on the road across the globe. I had the privilege of seeing the line-up of upcoming models, and the cars represent best-in-class innovation and industry-leading design that set the brand apart. Driven by an incredible leadership team with Thomas at the helm, Polestar is well-positioned to capitalize on this exciting and dynamic time for car manufacturers.”

Polestar Investment Highlights

•	Global premium EV player already in mass production, setting new standards for sustainability, design, technology and performance with two award-winning cars on the road

•	Operating in some of the fastest growing EV segments representing a huge global opportunity with a distribution footprint targeted to cover a majority of the market on three continents by 2025

•	Differentiated asset-light model with immediate operating leverage targeted to create a capital-efficient global premium EV company

•

Expected to enter an exciting period of rapid growth starting with the launch of its first premium electric SUV, the Polestar 3, in 2022, plans to launch two additional new models by 2024, and expand global distribution footprint to 30 markets by 2023

•	Ambitious sustainability commitments with the goals of developing a truly climate-neutral car by 2030 and being the most transparent pure EV company

•	Digital-first consumer approach, with differentiated purchase and service model, enables rapid scalability and aims to deliver exceptional customer experience

•	Visionary and experienced management team has fostered a culture focused on innovation

Transaction Overview

The transaction implies an enterprise value of approximately USD 20 billion for the combined company, representing approximately 3.0x 2023E revenue and 1.5x 2024E revenue. Current Polestar equity holders will retain approximately 94% ownership in Polestar and roll 100% of their equity interests into the pro forma company.

Concurrently with the consummation of the proposed business combination, investors have committed to purchase USD 250 million of securities of the combined company (the “PIPE investment”). The USD 250 million PIPE investment is anchored by top-tier institutional investors. Assuming no share redemptions by the public stockholders of Gores Guggenheim, approximately USD 800 million in cash currently held in Gores Guggenheim’s trust account, together with the approximately USD 250 million in PIPE investment proceeds (excluding transaction expenses) is expected to be used to help fund significant investment in new models and the expansion of operations and markets.

The proposed business combination, which has been unanimously approved by both the Board of Directors of Gores Guggenheim and the Board of Directors of Polestar, is expected to close in the first half of 2022, subject to approval by Gores Guggenheim’s stockholders and other customary closing conditions.

Advisors

Citi is acting as exclusive financial advisor to Polestar and is acting as joint placement agent on the PIPE. Kirkland & Ellis LLP is serving as legal advisor to Polestar.

Deutsche Bank Securities Inc. is acting as financial advisor and lead capital markets advisor to Gores Guggenheim, Inc., and joint placement agent on the PIPE. Morgan Stanley and Guggenheim Securities, LLC are acting as financial advisor to Gores Guggenheim, Inc. and joint placement agents on the PIPE. Barclays is also acting as financial advisor to Gores Guggenheim. Weil, Gotshal & Manges LLP and Hannes Snellman are serving as legal advisor to Gores Guggenheim and Latham & Watkins LLP is serving as legal advisor to the placement agents.

Additional information about the proposed business combination, including a copy of the Business Combination Agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Gores Guggenheim with the SEC, and will be available at www.sec.gov.

Conference Call Information

Management of Polestar and Gores Guggenheim will host an investor conference call on Monday, September 27, 2021 at 9:00 am EDT / 3:00 pm CET to discuss the proposed business combination. The call can be accessed by dialing +1 (833) 470-1428 (domestic toll-free number) or +1 (404) 975-4839 (international) and providing the conference ID 199774. A replay of the call can be accessed by dialing +1 (855) 213-8235 (domestic toll-free number) or +1 (571) 982-7683 (international) and providing the conference ID 643163#. Alternatively, a webcast of the call can be accessed by visiting https://www.netroadshow.com/ with the entry code “drive489”. A replay of the webcast can be accessed by visiting https://www.netroadshow.com/nrs/home/#!/?show=d413d154.

About Polestar

Polestar is a Swedish premium electric performance car brand founded by Volvo Cars and Geely Holding. Established in 2017, Polestar enjoys specific technological and engineering synergies with Volvo Cars and benefits from significant economies of scale as a result. The Company is headquartered in Gothenburg, Sweden, and its vehicles are available and on the road in fourteen active global markets across Europe, North America and China. In 2021, Polestar is expanding into five new markets in the Asia Pacific region.

Polestar produces two electric performance cars. The Polestar 1 is a low-volume electric performance hybrid GT with a carbon fiber body, 609 hp, 1,000 Nm of torque and an electric-only range of 124 km (WLTP) – the longest of any hybrid car in the world. The Polestar 2 electric performance fastback is the Company’s first fully electric, high volume car. The Polestar 2 model range includes three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with as much as 300 kW / 408 hp and 660 Nm of torque.

In the future, the Polestar 3 electric performance SUV is expected to join the portfolio, as well as the Precept – a design study vehicle released in 2020 that is slated for future production. Precept showcases the brand’s future vision in terms of sustainability, digital technology and design. In April 2021, Polestar announced an important goal of creating a truly climate-neutral car by 2030.

About Gores Guggenheim, Inc.

Gores Guggenheim, Inc. (Nasdaq: GGPI, GGPIW, and GGPIU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores, and by an affiliate of Guggenheim Capital, LLC. Gores Guggenheim completed its initial public offering in April 2021, raising approximately USD 800 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Guggenheim’s strategy is to identify and complete business combinations with market leading companies with strong equity stories that will benefit from the growth capital of the public equity markets and be enhanced by the experience and expertise of Gores’ and Guggenheim’s long history and track record of investing in and operating businesses.

About The Gores Group, LLC

Founded in 1987, The Gores Group is a global investment firm focused on partnering with differentiated businesses that can benefit from the firm’s extensive industry knowledge and decades long experience. Gores Guggenheim and The Gores Group are separate entities with separate management, although there is overlap in size and industry of target acquisition and personnel involved. To date, affiliates of The Gores Group have announced or closed nine business combinations representing $58 billion in transaction value which include: Hostess (Gores Holdings, Inc.), Verra Mobility (Gores Holdings II, Inc.), PAE (Gores Holdings III, Inc.), Luminar (Gores Metropoulos, Inc.), United Wholesale Mortgage (Gores Holdings IV, Inc.), Ardagh Metal Packaging (Gores Holdings V, Inc.), Matterport (Gores Holdings VI, Inc.),Sonder (pending; Gores Metropoulos II, Inc.), and Polestar (pending; Gores Guggenheim). For more information, please visit www.gores.com.

About Guggenheim Partners

With over 2,300 professionals based in offices around the world, Guggenheim Partners’ commitment is to advance the strategic interests of our clients and to deliver long-term results with excellence and integrity. Guggenheim Securities, the investment banking and capital markets business of Guggenheim Partners, offers services that fall into four broad categories: Advisory, Financing, Sales and Trading, and Research. We invite you to learn more about our expertise and values by visiting GuggenheimPartners.com and following us on Twitter at twitter.com/guggenheimptnrs.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Gores Guggenheim, Polestar Performance AB and/or its affiliates (the “Company”) and Polestar Automotive Holding UK Limited (“ListCo”). For example, projections of future Adjusted EBITDA or revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Gores Guggenheim and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to proposed business combination between Gores Guggenheim, the Company, ListCo and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Gores Guggenheim, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Gores Guggenheim, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (13) the Company’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) the Company’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) the Company’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of the Company’s vehicles and the Company’s reliance on a limited number of vehicle models to generate revenues; (17) the Company’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of the Company’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) the Company’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to the Company by its partners in order for the Company to be able to increase its vehicle production capacities; (21) risks related to the Company’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on the Company’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on Gores Guggenheim, the Company, the Company’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Gores Guggenheim’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”) by Gores Guggenheim or ListCo, including the Registration/Proxy Statement (as defined below). There may be additional risks that neither Gores Guggenheim, the Company nor ListCo presently know or that Gores Guggenheim, the Company or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Gores Guggenheim, the Company nor ListCo undertakes any duty to update these forward-looking statements.

Projections

This Press Release contains financial forecasts with respect to the Company’s projected financial results, including revenue, for the Company’s fiscal years 2021 through 2025. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Press Release, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Press Release. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Press Release should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Company’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither the Company’s nor Gores Guggenheim’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information

In connection with the proposed Business Combination, (i) ListCo is expected to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of Gores Guggenheim and a preliminary prospectus (the “Registration/Proxy Statement”), and (ii) Gores Guggenheim will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its stockholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Gores Guggenheim stockholders to be held to approve the proposed Business Combination. This Press Release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of Gores Guggenheim and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Gores Guggenheim, the Company, ListCo and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Gores Guggenheim as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Gores Guggenheim and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from Gores Guggenheim’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Gores Guggenheim is set forth in Gores Guggenheim’s filings with the SEC (including Gores Guggenheim’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

The Company and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Gores Guggenheim in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer and Non-Solicitation

This Press Release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Guggenheim, the Company or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contact Information

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

310-209-3010

jchou@gores.com

John Christiansen/Cassandra Bujarski/Danya Al-Qattan

Sard Verbinnen & Co

GoresGroup-SVC@sardverb.com

For inquiries regarding Polestar:

Jonathan Goodman

Polestar

jonathan.goodman@polestar.com

Andrew Lytheer

Polestar

andrew.lytheer@polestar.com

John Paolo Canton

Polestar

jp.canton@polestar.com

Simon Pilkington / Harry Cameron

Tulchan Communications

polestar@tulchangroup.com

For inquiries regarding Guggenheim Partners and affiliates:

Steven Lee

212-293-2811

steven.lee@guggenheimpartners.com

Exhibit 99.2

September 2021

Polestar
Investor presentation

Polestar Investor presentation September 2021 Exhibit 99.2

Investor presentation — Disclaimer 1 / 2 This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Gores Guggenheim, Inc. (“GGI”) and Polestar Performance AB and/or its affiliates (the “Company”). The information contained herein does not purport to be all-inclusive and none of GGI, the Company or their respective directors, officers, stockholders, affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient's evaluation of GGI and the Company. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of GGI, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. No such offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. The PIPE financing described herein has not been and will not be registered under the Securities Act or any applicable state securities laws. If the proposed Business Combination is entered into, the PIPE financing will be offered and sold only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and institutional "accredited investors" (as defined in Rule 501(a)(1), (2),(3) or (7) promulgated under the Securities Act) upon the consummation of the proposed Business Combination. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein nor any information presented or research undertaken by the placement agents, except for undertakings expressly made under the subscription agreement, to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Business Combination or the accuracy or adequacy of this Presentation. Forward-Looking Statements Certain statements in this Presentation may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of GGI, the Company and Polestar Automotive Holding UK Limited (“ListCo”). For example, projections of future Adjusted EBITDA or revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by GGI and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against GGI, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of GGI, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (13) the Company’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) the Company’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) the Company’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of the Company’s vehicles and the Company’s reliance on a limited number of vehicle models to generate revenues; (17) the Company’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of the Company’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) the Company’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to the Company by its partners in order for the Company to be able to increase its vehicle production capacities; (21) risks related to the Company’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on the Company’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on GGI, the Company, the Company’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GGI’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”) by GGI or ListCo, including the Registration/Proxy Statement (as defined below). There may be additional risks that neither GGI, the Company nor ListCo presently know or that GGI, the Company or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither GGI, the Company nor ListCo undertakes any duty to update these forward-looking statements. Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA, Free Cash Flow, EBIT Margin and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including revenue, for the Company's fiscal years 2021 through 2025. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Actual results may differ as a result of the completion of the Company's financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither the Company’s nor GGI’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Investor presentation — Disclaimer 2 / 2 Industry and Market Data In this Presentation, GGI and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither GGI nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data. This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the ™, ℠, ©, or ® symbols, but the Company and GGI will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information In connection with the proposed Business Combination, (i) ListCo is expected to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of GGI and a preliminary prospectus (the “Registration/Proxy Statement”), and (ii) GGI will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its stockholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of GGI stockholders to be held to approve the proposed Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of GGI and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about GGI, the Company, ListCo and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of GGI as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation GGI and its directors and executive officers may be deemed participants in the solicitation of proxies from GGI’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in GGI is set forth in GGI’s filings with the SEC (including GGI’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants will be contained in the Registration/Proxy Statement for the proposed Business Combination when available. The Company and ListCo, and their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of GGI in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the Registration/Proxy Statement for the proposed Business Combination when available. It is acknowledged and understood that Guggenheim Securities, LLC, (“Guggenheim Securities”) which is acting as a placement agent in connection with the PIPE financing, may be considered an affiliate of GGI as a result, among other matters, of direct or indirect investments in Gores Guggenheim Inc. or its affiliates by affiliates of Guggenheim Securities. As a result, it is possible that Guggenheim Securities and its affiliates may be or may be perceived as being adverse to the interests of GGI in the context of the PIPE financing or otherwise. Guggenheim Securities and its affiliates generally act independently of each other, both for their own account and for the account of clients, and are not bound by any fiduciary, equitable or contractual duties (including without limitation any duty of trust or confidence) that would prevent or restrict them from acting on behalf of other customers or for their own account in light of their respective roles opposite GGI. In recognition of the foregoing, Guggenheim Securities and its affiliates will be under no obligation or duty in light of their respective roles opposite GGI to take any action or refrain from taking any action, or to exercise or not exercise any rights or remedies, that that they would be entitled to take or exercise in connection with the PIPE financing or otherwise. No Offer and Non-Solicitation This Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GGI, the Company or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Notice to investors in the European Economic Area / Prohibition of sales to EEA retail investors In member states of the European Economic Area (the “EEA”), this presentation and any offer if made subsequently is directed exclusively at persons who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. Notice to investors in the UK / Prohibition of sales to UK retail investors In the United Kingdom (“UK”), any offer of the securities will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (the “UK Prospectus Regulation”) from a requirement to publish a prospectus for offers of securities. This communication is for distribution in the UK only to (i) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order. The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in Directive (EU) 2014/65/EU on markets in financial instruments (as amended) and implemented in the UK as it forms part of the domestic law of the United Kingdom by virtue of the EUWA (“UK MIFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended) as it forms part of the domestic law of the UK by virtue of the EUWA, where that customer would not qualify as a professional client as defined in UK MIFID II; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of the domestic law of the UK by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. No representation or warranty (whether express or implied) has been made by GGI, the Company or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient of this Presentation acknowledges that GGI, the Company and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the Business Combination. None of GGI, the Company or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient of this Presentation with respect to the manner in which the proposed process is conducted.

Investor presentation

High tech minimalism redefining luxury for the sustainable age

4

Introduction Video

Investor presentation — High tech minimalism redefining luxury for the sustainable age Note:  Please click on "Introduction Video" in order to access the video Introduction Video

Investor presentation — Today’s speakers and senior leadership Thomas Ingenlath CEO Previously SVP of Design at Volvo Cars Behind Volvo Cars’ recent award winning design renaissance Awarded “Design Hero” at the 2017 Autocar Awards Nils Mösko Strategy & Business Development 15+ years automotive experience Former Global Deputy CFO at Polestar Previously held finance, treasury and controlling roles for Volvo Cars and Ford Motor Company Mark Stone CEO Currently CEO of GH VII, GH VIII and Gores Guggenheim Previously CEO of GH (Hostess), GH II (Verra), GH III (PAE), GH IV (UWM), GH V (AMP) and GH VI (Matterport) Previously worked at Boston Consulting Group Alec Gores Chairman 40+ years of experience as an entrepreneur and dealmaker; invested in over 130 companies across diverse sectors Board member of Luminar Chairman of Gores Holdings ("GH") VII, GH VIII, Gores Technology Partners (“GTP”), GTP II and Gores Guggenheim; CEO of Gores Metropoulos II Polestar Gores Guggenheim

Investor presentation

6

The Gores SPAC franchise has a stellar track record

Proven SPAC track record

Alignment with key stakeholders

An attractive opportunity for prospective targets

SPAC	Target	Transaction closed	Transaction value	Proceeds delivered	Redemption rate
Gores Holdings	Hostess	Nov 2016	$2.3bn	$725mn	0%
Gores Holdings II	Verra Mobility	Oct 2018	$2.4bn	$800mn	<1%
Gores Holdings III	PAE	Feb 2020	$1.5bn	$620mn	0%
Gores Metropoulos	Luminar	Dec 2020	$2.9bn	$590mn	0%
Gores Holdings IV	UWM United Wholesale Mortgage	Jan 2021	$16.1bn	$925mn	0%
Gores Holdings V	Ardagh Metal Packaging	Aug 2021	$8.5bn	$1,000mn	24%
Gores Holdings VI	Matterport	Jul 2021	$2.3bn	$640mn	0%
Gores Metropoulos II	Sonder	Q4 2021[1]	$2.2bn	$650mn[1]	N/A[1]

Investor presentation — The Gores SPAC franchise has a stellar track record Proven SPAC track record Alignment with key stakeholders An attractive opportunity for prospective targets Note:  An investment in Gores Guggenheim or Polestar is not an investment in any other current or previous special purpose acquisition company sponsored by affiliates of The Gores Group (the “ Gores SPACs”). The historical results of the Gores SPACs, including those represented in this presentation, are not necessarily indicative of future performance of Gores Guggenheim or Polestar. Redemption rate for AMP shown net of any backstop investments. Sonder transaction was announced in April 2021 and is expected to close in Q4 2021. Proceeds delivered assume zero redemptions. $38bn of transaction value across eight completed / announced transactions $6.0bn of new cash equity delivered across eight completed / announced transactions 13 SPACs raised to date, totaling $5.7bn (prior to PIPE commitments) Polestar shareholders: compelling valuation and upside potential from rollover shares and earnout New investors: attractive entry valuation with long-term return potential Sponsor alignment: $655mn of capital committed by Gores Sponsor & affiliates in eight completed / announced transactions Nominal redemptions across seven completed transactions Significant experience boosts transaction execution from upfront diligence through closing Proven record of providing expedited access to liquidity, capital and value creation Nov 2016 $2.3bn $725mn 0% Oct 2018 $2.4bn $800mn <1% Feb 2020 $1.5bn $620mn 0% Dec 2020 $2.9bn $590mn 0% Jan 2021 $16.1bn $925mn 0% Aug 2021 $8.5bn $1,000mn 24% Jul 2021 $2.3bn $640mn 0% Q4 20211 $2.2bn $650mn1 N/A1 Transaction closed Proceeds delivered Transaction value Proceeds delivered Proceeds delivered Redemption rate

Business overview Investor presentation

Business overview

Strong heritage Continuous innovation Growth

8

History in performance
1996–2015

fiawtcc.com

Go to market
2015–2020

Growth and delivery
2020–

1996 Founding of Polestar

2005 Polestar Cyan Racing founded

2011 Official Performance partner of Volvo Cars

2015 Acquisition by Volvo Car Group

2017 Polestar 1 announced

2019 Completion and opening Chengdu Polestar Production

2019 Polestar 2 announced

2020 First customer handovers and retail stores in operation

2021 Scaling up

Business overview — Strong heritage Continuous innovation Growth 2019 Completion and opening Chengdu Polestar Production 2020 First customer handovers and retail stores in operation 2017 Polestar 1 announced 2015 Acquisition by Volvo Car Group 2011 Official Performance partner of Volvo Cars History in performance 1996–2015 Go to market 2015–2020 Growth and delivery 2020– Founded as a racing company Developed and sold performance software to Volvo Official performance partner to Volvo Cars Launch of first two models, PS1 and PS2 Product development of higher scale products Leveraging Volvo Cars’ infrastructure Direct digital customer relationship as a foundation Leader in sustainability Global from day one, rapid roll out First OTA pilot in Europe Plans to launch 3 new cars by 2024E 2005 Polestar Cyan Racing founded 1996 Founding of Polestar 2021 Scaling up 2019 Polestar 2 announced

Global from day 1 Asset-Light = Growth / Scalable Already operational with global products and sales 2020 10k vehicles sold with 2025E 290k targeted1 10 markets across 3 continents Sales operations currently in 45 cities Leveraging Volvo Cars' and Geely Holding's industrial infrastructure Business overview — Combining the best of both worlds Credibility & scalability Established OEM Product development Production Distribution Technology Financial Strength Agility & disruption Start-up Innovation Unconventional Less bureaucracy Brand personality Team chemistry 2 award winning cars Digitized customer journey Differentiated and sustainable design Direct to consumer business Bespoke technology & innovative service Polestar 1 & 2 have won multiple global awards 5 launched models targeted by 2024E 1. Please see slide 33 for additional information on volumes Source: Management estimates

Business overview — Core A Enabling consumer sustainable choices High-performance oriented Deeply rooted safety heritage through backing from Volvo Cars and rapid adoption of new technology (e.g., lidar) Professionalized marketing approach and real time brand valuation Differentiation through avant-garde design, driving experience and sustainable choices High tech minimalism that defines luxury for the sustainable age Designer-led leadership and product development focus Best-in-class sustainability ambition Climate neutral car targeted by 2030E and climate neutral EV manufacturer targeted by 2040E Planned introductions of sustainable materials (e.g., natural fibers and recycled materials) throughout interiors as product portfolio matures Climate neutrality Circularity Transparency Inclusion 1.7mn Brand searches 1.7mn Website visits 790k Social engagements 120k Email subscribers Values B Design C Sustainability D Community engagement 1 Monthly averages Jan-May 2021 Source: Company information

Business overview

11

Diversified premium product portfolio

	Polestar 1	Polestar 2	Polestar 3 Luxury Aero SUV	Polestar 4 Premium Sport SUV	Polestar 5 Luxury Sport GT 4 Door
Price	~$155k	~$50-60k	Porsche Cayenne	Porsche Macan	Porsche Panamera
Start of Production (SoP)	2019	2020	2022E	2023E	2024E
Range	~120km range[1]	~540km range[1]	+600km target range	+600km target range	+600km target range

→

Business overview — Diversified premium product portfolio ~$155k Polestar 1 Polestar 2 Polestar 3 Luxury Aero SUV Polestar 4 Premium Sport SUV Polestar 5 Luxury Sport GT 4 Door Price Start of Production (SoP) Range ~120km range1 2019 ~$50-60k 2020 ~540km range1 Porsche Cayenne 2022E +600km target range Porsche Macan 2023E +600km target range Porsche Panamera 2024E +600km target range 2021E ~29k vehicles sold and 2 models launched 2025E Target ~290k vehicles sold in 4 models Note: Please see slide 33 for additional information on volumes WLTP target range Source: Company information, Management estimates

Business overview — Precept began as a manifesto of Polestar’s future and is now becoming reality with Polestar 5 Split “Thor’s Hammer” headlights Long-range performance lidar SmartZone sensor suite replaces legacy ICE grille and enables enhanced ADAS features Air wing on hood for aerodynamics and laminar flow, improving performance and range Rearview window replaced by live camera system, allowing for increased trunk space and extended panoramic glass roof over cabin Taillights are precise and geometric, complemented by a soft, sculptural car body Style and aesthetics embrace the playful contrast of high gloss black surfaces and matte paint finishes, not chrome Proving that sustainable, upcycled materials can look and feel premium with 3D knitting Swapping out virgin plastics for natural fibers on interior components Exploring use of other materials such as fish nets and PET bottles for interiors Industry-leading software with award-winning user interfaces Precept exemplifies Polestar’s design, sustainability and technology ethos, offering a preview of what to expect from other future Polestar models, including the PS3 and PS4

Investor presentation

Investment highlights

Polestar
—
Precept

Investment highlights Investor presentation

Investment highlights — A guiding star in a rapidly growing global electric vehicle industry 1 Capitalizing on fastest-growing segments of massive and secular-driven global market opportunity 2 One of two global premium EV players already in mass production setting new standards for sustainability, design, technology and performance 3 Start-up culture with focus on innovation leveraging nearly 100 years of manufacturing expertise and leadership 4 Asset-light model with immediate operating leverage quickly expanding in-production product portfolio 5 Digital-first DTC approach with differentiated distribution and service model rapid scalability, accelerating customer demand and margin expansion 6 Attractive, high-growth financial model near-term path to profitability and cash flow 7 Experienced and visionary management team pioneering, tech-forward and design-led mindset

1

Investment highlights

15

Rapidly expanding

Market size in million cars[1]

CAGR 2020-2025E +29%

4.9
1.4
2020A
2025E

A huge market opportunity

Average global price per model	$ 55,000-65,000
	×
Number of cars sold (2025E)	~5 million
Global premium / luxury EV market =	**$ 280-320bn**

A huge market opportunity Driven by consumer behavior evolution, technological improvement, increased regulation and choice, as well as better charging solutions Average global price per model Number of cars sold (2025E) Global premium / luxury EV market $ 55,000-65,000 ~5 million $ 280-320bn × = Investment highlights — Premium / luxury EVs are the fastest growing segment of the global car market 1 Rapidly expanding 1.4 2020A 2025E 4.9 CAGR 2020-2025E +29% EV market to outpace overall premium growth significantly given accelerating technology adoption in all major markets Market size in million cars1 1. Global market for BEV / PHEV premium luxury vehicles Source: Leading management consultancy firm

1

Investment highlights

16

Addressing ~80% of the market

3.2
2.1
2.4
2.1
2.9
Polestar covers ~80% of the premium / luxury market
PS2 (C/D Conventional)
PS3 (E/F SUV)
PS4 (D SUV)
PS5 (E/F Conventional)
Other
Polestar segments covered

Source: Leading management consultancy firm

In the fastest growing categories

2020-2025E EV CAGR per car type

+29%
+28%
+46%
+31%
PS2
C/D premium
PS3
SUV E premium
PS4
SUV D premium
PS5
F coupe premium

In the fastest growing geographies

2020-2025E EV CAGR per region

+14%
+33%
+39%
+29%
Americas
EMEA
China
Global

Investment highlights — Polestar addresses the fastest growing segments of the premium / luxury market 1 Addressing ~80% of the market 2025E Total Market Size per segment and car type in million units (incl. ICE vehicles) In the fastest growing categories 2020-2025E EV CAGR per car type In the fastest growing geographies 2020-2025E EV CAGR per region 2.9 3.2 2.1 2.4 2.1 Polestar covers ~80% of the premium / luxury market PS2 PS3 PS4 PS5 Americas EMEA China Global +14% +33% +39% +29% +29% +28% +46% +31% Note: No segment A cars in premium / luxury market; Sub segments for passenger cars are named with letters: B stands for Supermini, C stands for Medium, D stands for Upper medium, E stands for Large and F stands for Super Source: IHS, Leading management consultancy firm PS2 (C/D Conventional) PS4 (D SUV) Other PS3 (E/F SUV) PS5 (E/F Conventional) Polestar segments covered Source: Leading management consultancy firm C/D premium SUV E premium SUV D premium F coupe premium

1

Investment highlights

17

Portfolio targets profitable, high-growth segments

Model	Segment	Manufacturing site and SoP
Polestar 5	F coupe premium	Chongqing SoP: 2024E
Polestar 4	SUV D premium	Hangzhou Bay SoP: 2023E
Polestar 3	SUV E premium	Chengdu / Charleston SoP: 2022E
Polestar 2	C/D premium	Luqiao SoP: 2020
Polestar 1	Sports premium	Chengdu SoP: 2019

Launch
Product expansion
Growth
2019
2020
2021E
2022E
2023E
2024E
2025E
290
225
124
65
29
10
0
Estimated volume of sold cars (k)

Investment highlights — Portfolio targets profitable, high-growth segments 1 Polestar 5 Chongqing SoP: 2024E F coupe premium Polestar 1 Chengdu SoP: 2019 Sports premium Polestar 2 Luqiao SoP: 2020 C/D premium Polestar 3 Chengdu / Charleston SoP: 2022E SUV E premium Polestar 4 Hangzhou Bay SoP: 2023E SUV D premium Model Segment Manufacturing site and SoP 2019 2020 2021E 2022E 2023E 2024E 2025E Launch Product expansion Growth 0 65 290 10 29 124 225 Estimated volume of sold cars (k) Note: Please see slide 33 for additional information on volumes Source: Company information, Management estimates

Investment highlights — The only global EV pure play alongside Tesla 2 With the exception of Volvo and Porsche, incumbent OEMs exhibit a relative low speed of transition despite recent acceleration plan announcements Nio and Xpeng are still regional companies Lucid is yet to start production and will be a regional player initially Polestar and Tesla are the only EV pure plays with mass production and global reach Broader EV and luxury landscape EV share of 35%+ by 2025E1 EV pure plays Global EV pure plays Includes PHEVs Source: Leading management consultancy firm

2

Investment highlights

19

Design

Sustainability at the core: concrete targets and measures

Polestar 1 & 2 have won multiple global awards

reddot winner 2021
best of the best
BUSINESS INSIDER
2020 Car of the Year
FEMME
Most sexy car of 2020
TopGear
Best All-Rounder, EV Awards
Auto ZEITUNG
Best Hybrid Sports Car of the Year
GCOTY
German Luxury Car of the Year
The Golden Steering Wheel
Car GQ Awards
Best Hybrid Sports Car
PETA
Ethical Business Award
2020 GREEN CAR AWARDS
Luxury Green Car of the Year
ÅRETS BIL 2021
Norway Car of the Year 2021
edie sustainability leaders awards
Product Innovation of the Year 2021

Tonne CO_2-equivalents

58
58
Volvo XC40 ICE
50
8
42
Polestar 2 Global electricity mix
42
8
34
Polestar 2 European electricity mix
27
8
19
Polestar 2 Wind power
Vehicle excluding Battery
Battery

1. Source: Company information

Investment highlights — Cutting edge design coupled with an unrivaled focus on sustainability 2 Design Differentiation through avant-garde design, experience and sustainable choices High performance innovation driven by sports-oriented R&D team Deeply rooted safety heritage through backing from Volvo Cars and rapid adoption of new technology (e.g., lidar) Sustainability at the core: concrete targets and measures Climate neutral car by 2030E and climate neutral EV manufacturer by 2040E Climate neutral manufacturing and materials consumption Circular battery design and production with clear second life / recycling strategy Full blockchain based data transparency throughout the supply chain Ethical and inclusive work principles and values Polestar 1 & 2 have won multiple global awards Carbon Footprint for Polestar 2 vs. a compact SUV ICE model Tonne CO2-equivalents 58 42 34 19 58 50 42 27 8 Volvo XC40 ICE Polestar 2 Global electricity mix Polestar 2 European electricity mix Polestar 2 Wind power Vehicle excluding Battery Battery 8 8 The Golden Steering Wheel Norway Car of the Year 2021 Source: Company information

Investment highlights — State-of-the-art EV powertrain development 2 Developing one of the most powerful motors in the world P10 rear motor with 450kW (~603 horsepower) Highest power variant combined with front motor will deliver 650kW 2-speed gearbox with dual clutch and disconnect feature = energy efficiency Compact design (~36*50*64 cm), facilitating special requirements for platforms Multiple installation options for easy integration with multiple platforms Combined with state-of-the-art battery technology Developed 800V battery pack (based on Volvo Cars and Lotus technology) Switchable between 800V and 400V to match charging infrastructure 103 kWh possible to charge to 80% in ~20 minutes Bi-directional / vehicle-to-grid charging compatible 450 kW P10 motor 300 kW Taycan rear motor 375 kW Model S Performance (Plaid tbd) Source: Company information

Smart partnerships propel time to market Polestar 3, with SoP in 2022E, will include unsupervised highway pilot offering during its lifecycle Best in class long range sensors via Luminar partnership First full Google Android vehicle with full OTA Capability Investment highlights — Industry leading performance and technology 2 Core in-house competence well defined R&D facility in Coventry, UK attracting industry-leading sports-performance oriented talent and engineers Breakthrough technology developments already demonstrated by P10 motor, Precept aluminum architecture and bi-directional charging Access to 20k+ dedicated R&D and design FTEs throughout the Geely/Volvo Car network Software development competence across the vehicle (e.g., BMS) Performance components such as best-in-class motors Electrical competence with CPU based central computer architecture New sustainable materials know-how Autonomous Driving Partners: State-of-the-art EV powertrain ambition Providing the basis for future upside opportunities with technology licensing expected in 2024E Polestar Precept Lightweight aluminum architecture SPA2 electrical system (AD ready) P10 drivetrain (450kw rear motor) Battery pack (400V and 800V) Luminar Nvidia Waymo Zenseact Source: Company information, Management estimates

3

Investment highlights

22

Agility of start-up

Stability of established players (nearly 100 years experience)

Volvo:

Geely:

- Architecture development
- Procurement
- Manufacturing capabilities
- Logistics & supply chain

Investment highlights — Best of both worlds: stability of established players and agility of a start-up 3 Product design & validation Vehicle attributes1 Digital offer Distribution D2C business model  Engineering design & release Testing & verification Service centers Manufacturing capabilities Logistics & supply chain Architecture development Procurement Manufacturing capabilities Logistics & supply chain Agility of start-up Stability of established players (nearly 100 years experience) Light and Scalable Set-up built upon the experience, technology and scale of Volvo Cars and Geely Delivered through third party companies or local dealers Source: Company information

4

Investment highlights

23

Total factory capacity	Low volume production: 750 cars per year[6]	180,000 cars per year[6]	280,000 cars per year[7]	150,000 cars per year[7]	150,000 cars per year[7]	240,000 cars per year[6]	30,000 (estimated) premium EVs per year[6]
Factory opening	2019	2016	1965	2013	2015	2021	2024E
Platform	SPA1	CMA	CMA	SPA2	SPA2	PMA	SPA2
Models produced	 Polestar 1	 Polestar 2	 Polestar 2	 Polestar 3	 Polestar 3	 Polestar 4	 Polestar 5

1 Factory owned by Polestar
2 Factory owned by Geely Holding and operated by Volvo Car
3 Factory operated and operated by Volvo Cars
4 Factory owned and operated by Geely
5 Factory owned by Geely and operated by Polestar
6 Defined by jobs per hour according to Geely practices
7 As defined in Volvo cars EMTN program 2021
8 Potential production site, not included in the current business plan assumptions

Factory owned by Polestar  Factory owned by Geely Holding and operated by Volvo Car Factory operated and operated by Volvo Cars Factory owned and operated by Geely 1 2 3 4 Investment highlights — Asset light and scalable set–up with state-of-the-art manufacturing facilities 4 Chengdu1 Luqiao2 Chengdu3 Charleston3 Hangzhou Bay4 Chongqing5 Total factory capacity Factory opening Platform Models produced Low volume production: 750 cars per year6 180,000 cars per year6 150,000 cars per year7 150,000 cars per year7 240,000 cars per year6 30,000 (estimated) premium EVs per year6 2019 2016 2013 2015 2021 2024E SPA1 CMA SPA2 SPA2 PMA SPA2 Polestar 1 Polestar 2 Polestar 3 Polestar 3 Polestar 4 Polestar 5 Factory owned by Geely and operated by Polestar Defined by jobs per hour according to Geely practices As defined in Volvo cars EMTN program 2021 Potential production site, not included in the current business plan assumptions 5 6 7 8 280,000 cars per year7 1965 CMA Polestar 2 Ghent8 Potential production site

1. 2025E capital intensity % used for Polestar. Please refer to slide 42 for additional information on financials. 2. For group 3. Excluding potential capacity of Ghent production site Source: Company information, Management estimates Polestar1 Investment highlights — Polestar aims to be the most capital efficient EV premium / luxury brand globally 4 Scalable, Flexible and Operational Flexibility to scale production rapidly with demand, using already operational plant ecosystem Access to global plants with ~750k capacity3 Higher return on capital vs. peers Polestar can make can fully capitalize on Geely / Volvo Cars synergies where it sees best fit Independent Board and arm’s length contracts Adherence to OECD guidelines for intra-company dealings Most contracts are evergreens and negotiated on a cost plus basis 3-year manufacturing capacity reserve planning and annually re-confirmed 39% 100% 165% 355% 199% 105% Average 185% Product Creation Steering Committee Polestar / Volvo Cars executive alignment meeting Board of Directors Polestar business office Volvo Cars owners controlling and related party business office PC M&L Operation Industrial  Steering Committee Commercial Steering Committee European Premium OEM 1 Global EV Player Regional EV Player European2 Premium OEM 2 European Premium OEM 3 -146p.p Capital intensity % of total assets / 2020A revenue1

5

Investment highlights

25

10:26
Polestar 2
PLS060
Maintenance
Everything looks good
Driving Journal
Enabled
Statistics
320 Wh/mi.
Average Energy Consumption
7677.4 mi.
Total Miles Driven
Home
Map
Car
More

Explore and Schedule an Experience

Polestar
Polestar 2
The way electric cars should be
Configure
Book a test drive

Configure and Finance

Studio
Location
Exterior 360
Interior
Included offers and features
Features

Manage your Polestar

12:00
Battery
80%
Doors
Locked
Climate
Off

Online model = Lasting profitability advantage

Source: Company information

Investment highlights — Digital first go–to–market model focused on customer experience 5 Explore and Schedule an Experience Configure and Finance Manage your Polestar Experience starts fully digital and online Easy to scale without large investments Less reliance on third parties, increased control of customer journey Explore Polestar products online Schedule a test drive when and where convenient Configure and order online via web and mobile channels, including market specific solutions such as WeChat Control climate, lock and unlock, manage charging and use Phone-as-key Book service and interact with customer support Online model = Lasting profitability advantage Source: Company information

5
Investment highlights
26

Globally supported by four different permanent location formats

01
02
03

Locations

Located in urban area / industrial area

2020A		2022E Target
40	→	150

Handover

2020A		2022E Target
8	→	40

Service point

Automotive area – Volvo VRE facility

2020A		2022E Target
>500	→	>800

Direct sales business model, removing sales and distribution inefficiencies

Source: Company information, Management estimates

Volvo Retail Experience Space defined as Permanent and Temporary Space Destinations does not include Temporary Destinations (containers) Handover Centers are Polestar branded handover facilities Source: Company information, Management estimates Investment highlights — Globally supported by four different permanent location formats 5 Locations Downtown metropolitan area with relevant co-tenancy and foot traffic Located in urban area / industrial area Handover Automotive area next to other brands, or downtown area next to Space (exception) Service point Automotive area – Volvo VRE facility 2020A 40 2022E Target 150 2020A 8 2022E Target 40 2020A >500 2022E Target >800 Direct sales business model, removing sales and distribution inefficiencies

Customer financing approach Full fledge financing and insurance portfolio         Digital integrated, real time experience Pricing competitive and set by Polestar Investment highlights — Unique service offer providing strong competitive advantage 5 Differentiated service model Streamlined product offering Lean sales model via Polestar app Standardized trim options level to drive cost efficient model complexity Attractive delivery proposition: free pickup and delivery service within ~240 km of participating Polestar locations Extensive service network Wide service location network is offered in current markets to enable sufficient car maintenance Full coverage by Volvo service network in Netherlands, United Kingdom, Sweden, Norway and Mainland China 500 service points today, 800+ service points in 2 years Polestar Financial Services Best-in-class banking, leasing and insurance partners Low balance sheet impact for Polestar1 Access to customer data supports customer retainment Not applicable to US market where Polestar take the RV risk and Demo cars in all markets on company’s balance sheet Source: Company information

5

Investment highlights

28

Strong and defined market expansion

	2021E		2022-2023E		
Markets targeted	Current markets: 	Expansion to Europe 	30+	Expansion to Asia Pacific[1] 	Further expansion to Europe and to Middle East[1] 
Locations			150+		
Service points			800+		

1. Selected new markets

Source: Company information, Management estimates

2022-2023E Investment highlights — Strong and defined market expansion 5 Markets targeted Locations Service points Selected new markets 2021E Current markets: Expansion to Europe Expansion to Asia Pacific1 30+ 150+ 800+ Selected new markets Source: Company information, Management estimates Further expansion to Europe and to Middle East1

6

Investment highlights

High growth model with leading margins

29

Volume[1], Thousands

CAGR: +78%
290
29
2021E
2025E

Revenue[2], $bn

CAGR: +83%
17.8
1.6
2021E
2025E

2025E EBIT[2], $bn

EBIT Margin: 9%
1.6
2025E

– EBIT break-even expected in 2023E

Investment highlights — High growth model with leading margins 6 Volume1, Thousands Revenue2, $bn 2025E EBIT2, $bn Strong volume growth expected over the coming years driven by new models and entering new markets New model line up in premium / luxury segment and new markets expected to contribute to strong top line growth EBIT break-even expected in 2023E 1.6 2025E 17.8 2025E 1.6 2021E 290 2025E 2021E 29 CAGR: +78% CAGR: +83% 9% EBIT Margin: 1. Please refer to slide 33 for additional information on volumes 2. Please refer to slide 42-43 for additional information on financials Source: Business Plan, Management estimates

6

Investment highlights

30

Revenue drivers

Rapid growth of premium / luxury TAM	Well-established existing geographical presence	Continuous and defined expansion of sales network	Strong car pipeline: 3 models coming to market by 24E
+29%	78%[1]	+20	77%[1]
CAGR 20A-25E of premium / luxury EV market[2]	Of incremental sales between 21E-25E driven by existing markets	New countries between 21E-23E	Of incremental sales between 21E-25E driven by new car models

+29% CAGR 20A-25E of premium / luxury EV market Rapid growth of premium / luxury TAM 2 78% Of incremental sales between 21E-25E driven by existing markets Well-established existing geographical presence 1 77% Of incremental sales between 21E-25E driven by new car models Strong car pipeline: 3 models coming to market by 24E 1 +20 Continuous and defined expansion of sales network New countries between 21E-23E Investment highlights — Revenue drivers Source: Company information, management estimates, Leading management consultancy firm. 1. Referencing to revenue increase based on Business Plan. Calculated as % of total incrementall Revenue from 21E to 25E. Please refer to slide 42 for additional information on financials. 2. Market size in million cars. 6

Investment highlights — Distinctive corporate culture 7 Thomas Ingenlath CEO Previously SVP of Design at Volvo Cars Behind Volvo Cars’s recent award winning design renaissance Awarded “Design Hero” at the 2017 Autocar Awards Johan Malmqvist CFO Previously CFO of Dole Foods in the US, Perstorp Chemical Company and DUNI in Sweden 20+ years of experience across multiple sectors, with last 7 years in perishable goods in the US Dennis Nobelius COO Previously CEO for Zenuity Various roles within Volvo such as Project Manager for the Vehicle Line 90-series, MD in Switzerland, Plant Quality Director Anna Rudensjö Legal Previously Legal Director at SKF Group 20 years of experiences within legal in Sweden Åsa Borg Brand & Marketing Former COO Care by Volvo Previously positions as VP Brand & Marketing EMEA, VP Brand & Marketing Sweden Max Missoni Design Former Vice President Exterior Design at Volvo Cars 20 years of designer experience within in the automotive industry Nils Mösko Strategy & Business Development Former Global Deputy CFO at Polestar Previously held finance, treasury and controlling functions for Volvo Cars and Ford Motor 15+ years automotive experience Mona Abbasi Customer Experience Previously Senior Vice President Brand, Marketing & Communications at Husqvarna Group 20+ years experience from leading consumer and IT brands Mike Whittington Global Sales Previously worked with new EV introductions incl. from Jaguar Land Rover, PSA, Mercedes-Benz and Toyota 20+ years of experience in Automotive e-commerce strategy Monika Franke HR Former Senior HR Director, Global R&D, Purchasing & Quality of Volvo Cars 20 years of experience with Volvo Cars Jonathan Goodman Polestar UK/PR & Comms. 25+ years of commercial experience in the car industry 20 years of operations experience from Peugeot incl. country manager for Belgium-Luxembourg Mikael Björklund Digital Former COO for Swedish fashion brand Filippa K Has held leading positions within companies such as Consortio Fashion Group, Schibsted, Kering and EY Fredrika Klarén Sustainability Previously Head of Sustainability at KappAhl 10+ years of experience with sustainability work at KappAhl and IKEA Victoria Falksund Programs & Planning Previously Vice President Product Line management at Volvo Cars Worked at Arthur D. Little and Toyota F1 team before joining Mazda. She has since then held several management positions within Volvo Cars program management Ellie Huijing Wu Purchasing Previously Senior Purchasing Manager at Volvo Cars China 10+ years experience of automotive industry purchasing Jörg Brandscheid R&D (starting October 1st) Previously Executive Vice President Electronics at Hella APAC Nearly 30 years of experience within the auto industry and several R&D roles across a range of technical areas and companies Source: Company information

Financial overview Investor presentation

Financial overview — Diverse new model pipeline driving top-line growth 3 new models in development and targeted to launch by 2024E Polestar 2, Polestar 3 and Polestar 4 expected key drivers of volume, from 2023E onwards mainly from launch of latter two models resulting in significant sales increase Current volume plan projected through 2025E, while Capex plan includes spend for a new model launching post 2025E Sales in Europe, US and China from day 1 Volume by model, Thousands Polestar 2 Polestar 3 Polestar 4 Polestar 5 1.0% 1.8% 2.3% Implied market share of global premium market 29 65 Note: Figures in page only includes core business. Management estimates based on assumptions regarding the total addressable market, Polestar’s performance in the geographic regions where it competes and demand for its different car models Source: Business Plan, Management estimates 0.2% 0.6%

Financial overview

34

Revenue, $bn

1.6
3.2
6.7
13.2
17.8
2021E
2022E
2023E
2024E
2025E

Gross Profit, $bn

Gross margin
9%
16%
22%
20%
22%
0.1
0.5
1.4
2.7
3.9
2021E
2022E
2023E
2024E
2025E

EBIT, $bn

EBIT margin
(60%)
(19%)
1%
5%
9%
(1.0)
(0.6)
0.0
0.7
1.6
2021E
2022E
2023E
2024E
2025E

Adjusted Free Cash Flow[2] , $bn

Cash conversion1
n.m.
n.m.
n.m.
n.m.
62%
(1.6)
(1.2)
(0.4)
0.0
1.3
2021E
2022E
2023E
2024E
2025E

1. Cash Conversion defined as Free Cash Flow / EBITDA
2. Free Cash Flow = EBITDA –Tax – ∆NWC – Capex + Payables Equitisation

Source: Company Information, Management estimates

(1.6) (0.4) (1.2) 0.0 1.3 9% 16% 20% 22% 22% Gross margin (0.6) (1.0) 3.2 1.6 Financial overview — Financial summary: breakeven by 2023E and 9% EBIT margin by 2025E Note: Non GAAP metrics. Management estimates based on assumptions regarding Polestar’s performance in the geographic regions where it competes, demand for its different car models, its available book of customers and management’s vies on market and customer demand going forward. Cash Conversion defined as Free Cash Flow / EBITDA Free Cash Flow = EBITDA –Tax – ΔNWC – Capex + Payables Equitisation Source: Company Information, Management estimates EBIT margin (60%) (19%) 5% 9% 1% Cash conversion1 n.m. n.m. n.m. 62% n.m. Revenue, $bn Gross Profit, $bn EBIT, $bn Adjusted Free Cash Flow2 , $bn 0.5 1.4 0.1 2.7 3.9 2021E 2022E 2023E 2024E 2025E

Financial overview

35

Capex by type, $bn

0.7
0.6
0.5
0.7
0.7
0.5
0.3
0.2
0.3
0.4
0.2
0.2
0.3
0.4
0.2
2021E
2022E
2023E
2024E
2025E
Property, Plant & Equipment
Intangibles

Research & Development, $bn (cash spend)

0.5
0.4
0.3
0.4
0.5
2021E
2022E
2023E
2024E
2025E

0.7 0.7 0.6 Financial overview — Capex spend to fund investments required for future model launches Polestar 3 and SPA 2 platform expected to drive Capex 2021-2022E Capex need from main carlines of the business plan expected to tail off towards 2025E Next generation expected Capex in 2024E-2025E driven by next generation platform and first top hat derivate Note: Management estimate based on past projects and experiences, assumptions regarding a competitive cost level, customer preferences and the legal, regulatory incentive environment Source: Business Plan, Management estimates Capex by type, $bn Research & Development, $bn (cash spend) 2021E 2022E 2023E 2024E 2025E Property, Plant & Equipment Intangibles 0.5 0.4 2025E 2021E 2022E 2023E 2024E

Investor presentation

Transaction overview and valuation

Transaction overview and valuation Investor presentation

Transaction overview and valuation
37

Transaction overview

Sources, $mn

SPAC Cash in Trust[1]	$800
PIPE Investors	250
Polestar Rollover	20,003
Total Sources	$21,053

Uses, $mn

Polestar Rollover	$20,003
Cash to Polestar's Balance Sheet[1]	995
Estimated Gores Guggenheim[2] Transaction Expenses	55
Total Uses	$21,053

Pro Forma Valuation, $mn

Base Share Price at Merger	$10.00
X Pro Forma Shares Outstanding	2,125.3
Equity Value	$21,253
Less: Pro Forma Net Cash[2,3]	1,253
Enterprise Value	$20,000

Pro Forma Ownership[4]

94.1%	Polestar rollover
3.8%	GG Shareholders
1.2%	PIPE Investors
0.9%	GG Sponsor

Transaction overview and valuation — Transaction overview Pro forma fully-diluted enterprise value of $20.0bn, or 3.0x 2023E Revenue and 1.5x 2024E Revenue Current Polestar equity holders will retain approximately 94% ownership in Polestar and roll 100% of their equity interests into the pro forma company Transaction will result in approximately $995 million of cash added to Polestar’s balance sheet to go towards funding its business plan and future model launches5 Sources, $mn Uses, $mn Pro Forma Valuation , $mn Pro Forma Ownership4 SPAC Cash in Trust1 PIPE Investors Polestar Rollover Total Sources $800 250 20,003 $21,053 Polestar Rollover Cash to Polestar’s Balance Sheet1 Estimated Gores Guggenheim2 Transaction Expenses Total Uses $20,003 995 55 $21,053 Base Share Price at Merger X Pro Forma Shares Outstanding Equity Value Less: Pro Forma Net Cash2,3 Enterprise Value $10.00 2,125.3 $21,253 1,253 $20,000 94.1% 3.8% 1.2% 0.9% Polestar rollover GG Shareholders PIPE Investors GG Sponsor Note: Polestar will continue to seek further funding, both debt and equity funding will be considered in the future. Assumes no Gores Guggenheim stockholder has exercised its redemption rights to receive cash from the trust account. This amount will be reduced by the amount of cash used to satisfy any redemptions. Excludes Polestar transaction expenses. Based on pre-transaction net cash position of $258mn (as of April 2021) and $995mn net cash injection to Polestar’s balance sheet to fund its business plan and future model launches, as well as to pay Polestar transaction expenses. Pro forma net cash balance does not reflect the following: (a) any changes to cash balance from pre-transaction amount through transaction close, also including capital contributions, (b) any new debt raises or repayments that may occur before or after transaction close, (c) any related party payables and related party accrued liabilities or the impact from any changes in these amounts. Please see appendix for more details. Assumes a nominal share price of $10.00. Ownership excludes impact of warrants and earn out. Transaction proceeds will also be used to pay Polestar transaction expenses. Additional funding will also be considered in the future to fund Polestar's business plan.

Transaction overview and valuation

38

	Polestar	Global EV Player	US EV Player	Chinese EV Player 1	Chinese EV Player 2
Focus on the premium / luxury segment	✓	✓	✓	✓	✗
Already in production	✓	✓	✗	✓	✓
Global geographic reach	✓	✓	✗	✗	✗
2+ SUV models by 2023E	✓	✓	✗	✗	✗
Asset light[1]	✓	✗	✗[2]	✗	✗
Global service network	✓	✓	✗	✗	✗
Public sustainability targets	Climate neutral car by 2030E Climate neutral OEM by 2040E	?	?	?	?
Highway autonomy by 2024E[3]	✓	✓	✗	✗	✗
Break-even reached or targeted by 2023E[4]	✓	✓	✗	✓	✗

Focus on the premium / luxury segment ü ü ü ü û Already in production ü ü û ü ü Global geographic reach ü ü û û û 2+ SUV models by 2023E ü ü û û û Asset light1 ü û û û û Global service network ü ü û û û Public sustainability targets Climate neutral car by 2030E Climate neutral OEM by 2040E ? ? ? ? Highway autonomy by 2024E3 ü ü û û û Break-even reached or targeted by 2023E4 ü ü û ü û Based on Total Assets / 2020A Revenue metrics Based on observations of public materials Based on highway automation for highway use cases, according to a leading management consultancy firm 4 Based on EBIT Source: Company Information, Leading Management Consultancy Firm, Management estimates Polestar is exclusively focused on the luxury / premium segment with a complete product offering of Sedan and SUVs, serving its customers globally and targeting break-even by 2023E 2 Transaction overview and valuation — Differentiatied asset-light operations with global coverage, full product offering and sustainability focus Global EV Player US EV Player Chinese EV Player 1 Chinese EV Player 2

Transaction overview and valuation

39

Attractive entry valuation with significant discount to peers

Global Players | Regional Players

TEV / 2023E Revenue

3.0x
10.8x
6.5x
4.0x
3.5x
TESLA
LUCID
NIO
PENG

TEV / 2024E Revenue

1.5x
9.3x
3.6x
3.2x
2.1x
TESLA
LUCID
NIO
PENG

Core Peers   Chinese EV Peers

Transaction overview and valuation — Attractive entry valuation with significant discount to peers TEV / 2023E Revenue TEV / 2024E Revenue Note: Market date as of Sep 23, 2021 Source: FactSet, Company information, Management estimates Global Players Regional Players Core Peers Chinese EV Peers

Transaction overview and valuation

40

Strong top and bottom line growth relative to peers

Global Players | Regional Players

Revenue growth CAGR projection (2022E-2025E)

78%
18%
85%
55%
35%
TESLA
NIO

Global Players | Regional Players

EBIT growth projection (2024E-2025E)

130%
25%
NM
408%
113%
TESLA
NIO

2024E / 2025E gross margin

20%
22%
24%
24%
21%
22%
20%
20%
18%
19%
TESLA
NIO

2024E / 2025E EBIT margin

5%
9%
14%
15%
(2%)
5%
5%
8%
1%
4%
TESLA
NIO

Core Peers | Chinese EV Peers

Transaction overview and valuation — Strong top and bottom line growth relative to peers Revenue growth CAGR projection (2022E-2025E) EBIT growth projection (2024E-2025E) 2024E / 2025E gross margin 2024E / 2025E EBIT margin Note: Market date as of Sep 23, 2021 Source: FactSet, Company information, Management estimates Core Peers Chinese EV Peers Global Players Regional Players Global Players Regional Players

Appendix Investor presentation

42

Appendix

Summary P&L

$mn	2021E	2022E	2023E	2024E	2025E
Total volume (number vehicles sold)	29k	65k	124k	225k	290k
% growth	NA	124%	90%	82%	29%
Total revenue	1,590	3,170	6,690	13,250	17,780
% growth	NA	99%	111%	98%	34%
COGS	(1,450)	(2,660)	(5,240)	(10,590)	(13,880)
Gross profit	140	510	1,440	2,660	3,910
EBIT	(960)	(600)	30	690	1,590
EBITDA	(700)	(430)	340	1,160	2,140
Capex	(670)	(590)	(550)	(700)	(660)
% of revenue	(42%)	(18%)	(8%)	(5%)	(4%)
Adjusted Free Cash Flow [1]	(1,590)	(1,170)	(440)	40	1,340

Appendix — Summary P&L 2021E 2022E 2023E 2024E 2025E Total volume (number vehicles sold) 29k 65k 124k 225k 290k NA 124% 90% 82% 29% % growth Total revenue 1,590 3,170 6,690 13,250 17,780 NA (1,450) 99% (2,660) 111% (5,240) 98% (10,590) 34% (13,880) % growth COGS Gross profit 140 510 1,440 2,660 3,910 (960) (600) 30 690 1,590 EBIT EBITDA (700) (430) 340 1,160 2,140 (670) (42%) (590) (18%) (550) (8%) (700) (5%) (660) (4%) Capex % of revenue Adjusted Free Cash Flow 1 (1,590) (1,170) (440) 40 1,340 $mn 1. Free Cash Flow = EBITDA –Tax – ΔNWC – Capex + Payables Equitisation Note: EBIT, EBITDA and Free Cash Flow are non-GAAP financial measures and should not be considered in isolation or as alternatives to measures derived in accordance with GAAP. Financials rounded to the closest $10mn. Source: Management estimates

Appendix

43

Reconciliation of financials

EBITDA, $mn	2021E	2022E	2023E	2024E	2025E
Net income	(1,020)	(670)	(40)	610	1,560
(+) Income Tax	0	0	0	0	0
EBIT	(960)	(600)	30	690	1,590
(+) Depreciation & Amortization	270	180	310	460	550
EBITDA	(700)	(430)	340	1,160	2,140

Free Cash Flow, $mn	2021E	2022E	2023E	2024E	2025E
EBITDA	(700)	(430)	340	1,160	2,140
(+) Change in NWC	(170)	(600)	(160)	(340)	(120)
(+) Cash Taxes	0	0	0	0	0
(+) Total Capex	(670)	(590)	(550)	(700)	(660)
Free Cash Flow	(1,590)	(1,670)	(440)	40	1,340
(+) Payables Equitisation[1]	0	500	0	0	0
Adjusted Free Cash Flow	(1,590)	(1,170)	(440)	40	1,340

Appendix — Reconciliation of financials EBITDA, $mn 2021E 2022E 2023E 2024E 2025E Net income (1,020) (670) (40) 610 1,560 0 0 0 0 0 (+) Income Tax EBIT (960) (600) 30 690 1,590 270 180 310 460 550 (+) Depreciation & Amortization EBITDA (700) (430) 340 1,160 2,140 Free Cash Flow, $mn 2021E 2022E 2023E 2024E 2025E EBITDA (700) (430) 340 1,160 2,140 (170) 0 (670) (600) 0 (590) (160) 0 (550) (340) 0 (700) (120) 0 (660) (+) Change in NWC (+) Cash Taxes (+) Total Capex Free Cash Flow Note: EBIT, EBITDA and Free Cash Flow are non-GAAP financial measures and should not be considered in isolation or as alternatives to measures derived in accordance with GAAP. Financials rounded to the closest $10mn. Source: Management estimates (1,590) (1,670) (440) 40 1,340 0 (+) Payables Equitisation1 Adjusted Free Cash Flow 500 0 0 0 (1,590) (1,170) (440) 40 1,340 Note: EBIT, EBITDA and Free Cash Flow are non-GAAP financial measures and should not be considered in isolation or as alternatives to measures derived in accordance with GAAP. Financials rounded to the closest $10mn. 1. Estimated projected related party payables and related party accrued liabilities balance of ~$650mn at transaction close, net of ~$500mn payables equitisation. Source: Management estimates.

Appendix

44

Several trends are underpinning acceleration of EV adoption

TESLA
SONO MOTORS
NIO
XPENG
理想
KANDI

2 EV charging infrastructure is on the rise

Estimated number of chargers[1] (mm)

42
13
14
15
19
6
5
8
5
2
1
1
2020A
2025E
2030E
European Union
China
US

3 Ease of use

Estimated capital investment through to 2030E ($bn)

US
11
China
19
European Union
17

4 Decreasing TCO and improving technology

(19.0%)
(8.2%)
917
721
663
588
381
293
219
180
156
137
101
58
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2023
2030

5 Regulatory restrictions

Maximum purchase incentives for EVs (€)

Passenger car CO2 (g/km) regulations

9,000
3,000
6,000
6,750
2,250
4,500
BEV
PHEV
130
95
~81
~59
2015A
2020A
2025E
2030E
Pre-COVID-19 incentives (2019)
Increase due to COVID-19 economic stimulus packages (2020)

6 Technology strategy

New battery vehicle models by car size, number (number)

103
68
36
23
230
54
102
125
12
523
A/B segment
C segment
D/E segment
Others

Appendix — Several trends are underpinning acceleration of EV adoption 1 New entrants represent an incentive for further EV charging infrastructure build-out 2 EV charging infrastructure is on the rise 3 Ease of use 4 Decreasing TCO and improving technology 5 Regulatory restrictions 6 Technology strategy Figures may not sum, because of rounding Source: Leading management consultancy firm, Statista, desktop research Decrease in EV powertrain cost driven by falling battery costs at higher power density Energy density and charge speed continue to improve Lithium-Ion Battery price trends and forecast (USD per kwh) High pressure on OEMs from regulations to improve CO2/fuel efficiency Maximum purchase incentives for EVs (€) Passenger car CO2 (g/km) regulations 9,000 6,750 PHEV BEV 2015A 2020A 2025E 2030E 130 95 ~81 ~59 Pre-COVID-19 incentives (2019) Increase due to COVID-19 economic stimulus packages (2020) 3,000 6,000 2,250 4,500 (19.0%) (8.2%) About 300 new BEVs models will be launched through to 2022E Increasing EV charging points density across the globe underpinned by significant investment Europe targeting one charging station every 60km by 2030E Estimated capital investment through to 2030E ($bn) A/B segment C segment D/E segment Others Estimated number of chargers1 (mm) New battery vehicle models by car size, number (number)

Appendix

45

Design meets sustainability

Polestar 2

Polestar 5

Best-in-class sustainability ambition

Climate Neutrality	Circularity	Transparency	Inclusion
Climate-neutral platform	Circular battery design	Materials traceability	Human rights in supply chain
Climate-neutral materials	Renewable energy in supply chain	Supply chain transparency	Ethical business practices
Energy optimization	Remanufacturing of batteries	Product sustainability declaration	Inclusive workplace
Climate-neutral manufacturing	Collaborations for second life	Sustainability reporting	Inclusive design
Renewable energy in the supply chain	Collaborations for recycling		Inclusive customer experience

Source: Company information

Appendix — Design meets sustainability Climate Neutrality Circularity Transparency Inclusion Using blockchain technology, enabling increased traceability of cobalt in batteries New approach to interior materials WeaveTech: light but durable material, free from hazardous chemicals Reconstructed wood minimizes waste Carbon footprint and LCA-methodology published Production version of Polestar Precept Explore next steps for more sustainable and innovative materials: Reclaimed fishing nets (Nylon 6) for floor mats Waste and recycled cork-based vinyl for seat bolsters and head rests Polestar 2 Polestar 5 Best-in-class sustainability ambition -– Source: Company information -– -– -– -– -– -– -– -– -– -– -– -– -– -– -– -– -– -– Climate-neutral platform Climate-neutral materials Energy optimization Climate-neutral manufacturing Renewable energy in the supply chain Circular battery design Renewable energy in supply chain Remanufacturing of batteries Collaborations for second life Collaborations for recycling Materials traceability Supply chain transparency Product sustainability declaration Sustainability reporting Human rights in supply chain Ethical business practices Inclusive workplace Inclusive design Inclusive customer experience

Appendix

46

Signature Headlights and SmartZone with ADAS sensors

Revolutionary uses of sustainable materials

Rear visibility with camera

Long-range lidar

Futuristic design visibly embedding technology and aerodynamics

Clean, luxurious interiors with award-winning UI technology

Source: Company information

Appendix — Precept design elements offer a preview to features on future polestar models Signature Headlights and SmartZone with ADAS sensors Revolutionary uses of sustainable materials Futuristic design visibly embedding technology and aerodynamics Rear visibility with camera Clean, luxurious interiors with award-winning UI technology Long-range lidar Source: Company information

Appendix — At the digital forefront Unique Experience Cutting edge. Bespoke. Seamless. State-of-the-art electric motors State-of-the-art batteries First ever Android infotainment integration Autonomous Autonomous driving capabilities. In Polestar 3 Fully developed autonomous driving for highway pilot, commercial offering targeted for 2024E Fully self-driving penetration in segment expected to be significant by 2030E at 8-12% Dedicated EV platform based on proven technology Contract with technology leader Waymo for self driving technology, in addition to established partners Zenseact and Nvidia Mobility Self-driving MaaS. In 3 ways. Privately owned cars capable of highway autonomous driving Privately owned cars capable of all driving situations, removing the need for a private driver Dedicated self driving vehicles for shared self driving MaaS1 Upside Profitable and recurring revenues Front-runner advantage in developing and / or acquiring technology to spearhead the EV market and leading in providing the market with relevant know-how Smart use of background IP in Volvo Cars / Geely Holding ecosystem to develop cutting edge technology at low cost and monetize sustainable solutions Mobility as a Service (MaaS) Source: Company information, Leading management consultancy firm, Management estimates Robotaxi fleet could reach ~10mn units in 2030E, with a total service value reaching $400-600bn

Appendix — First to launch an infotainment system powered by Google Android ”Android Automotive is, quite simply, the car infotainment revolution we have all been waiting for”1 9/10 Polestar 2 was the first car to be launched with an infotainment system powered by Google Android Polestar comes fully end-to-end integrated various Google Automotive systems; such as with Google Maps, Google Speech Assistant and Google Play Store Polestar offers free internet to connect with Play Store that offers Google developed apps, e.g., Play music, Hangouts, Play Books, etc Hassle-free and regular over-the-air updates for apps and launch of new features, reduces workshop visits and customer frustration 1. Gearbrain Source: Company information; CarMagazine

Appendix — Robust R&D infrastructure driving innovation Polestar independently decides what to develop inhouse vs. “cherry-picking” from partners – the combination allows Polestar to focus on key differentiating technologies whilst leveraging R&D from the larger Geely Group (Volvo Cars, Geely and others) in a flexible way Purchasing and manufacturing center in China works closely with R&D on daily basis Polestar R&D UK Coventry, United Kingdom >200 R&D employees and growing Focus areas are: Sustainable lightweight structures (e.g., alloy rims etc.) Sports car technology Low volume production Program lead for alu-based sports car/GT with 800V propulsion offer Safety testing of cars Software development, testing and integration Advanced research generating Polestar IP Polestar R&D HQ Gothenburg, Sweden ~ 80 R&D employees and growing Focus areas are: High quality & sustainable materials and processes Chassis & e-powertrain (e.g., high power electric motor) Electrical systems for the car Software development across vehicles (e.g., BMS1) Polestar engineered performance components 1. Battery management system Source: Company information, Management estimates

Appendix — Leading base technology High-performance motor State-of-the-art EV motor, balancing performance and cost Advanced features within EV motor (e.g., disconnect) Increased efficiency due to motor disconnect when power not required Advanced battery pack design State-of-the-art design R&D within Geely Advanced modular battery pack design optimizing performance vs. cost Novel technology currently being patented on battery packaging design, aiming to extend battery life while reducing costs significantly Enhance charging system, to be more effective, efficient and sustainable SPA2 E/E architecture Central computer and satellite nodes / sensors with a core system based on NVIDIA enabling high compute capacity Redundant base vehicle (dual brake controls, steering, power, etc.) enabling safe and robust unsupervised driving Premium sensors, including long range radars, 8 Megapixel cameras and Luminar lidar Polestar 3 to include unsupervised ‘Highway Pilot’ offering being able to drive without supervision on certified roads with software from Zenseact Infotainment system Infotainment Android operating system to enable Next-generation smart car End-to-end integration of Android features (e.g., Google voice assistant) Native applications without requiring smartphone (e.g., Spotify) Regular OTA updates to enhance customer experience Source: Company information, Management estimates

Appendix — Selected Risk Factors The risks presented below are some of the general risks related to the Company, GGI and the combined company following the consummation of the proposed Business Combination (the “Post-Combination Company”). The list below is not exhaustive and is qualified in its entirety by disclosures contained in future regulatory filings by the Company or GGI. These risks speak only as of the date hereof and neither the Company nor GGI make any commitment to update such disclosure. The risks highlighted in future regulatory filings may differ significantly from and will be more extensive than those presented below. Risks Related to the Company’s Business and Industry The Company’s operations rely heavily on a variety of agreements with its strategic partners Volvo Cars and Geely, and the Company may come to rely on other original equipment manufacturers, vendors and technology providers. The inability of the Company to maintain agreements or partnerships with its existing strategic partners or to enter into new agreements or partnerships could have a material adverse effect on the Company’s ability to operate as a standalone business, produce vehicles and reach its development and production targets. The Company’s ability to produce vehicles and its future growth depend upon its ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships. The Company is dependent on its strategic partners and suppliers, some of which are single-source suppliers, and the inability of these strategic partners and suppliers to deliver necessary components of the Company’s products on schedule and at prices, quality levels and volumes acceptable to the Company, or the Company’s inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition. The Company may not be able to accurately estimate the supply and demand for its vehicles, which could result in inefficiencies in its business, hinder its ability to generate revenue and create delays in the productions of its vehicles. If the Company fails to accurately predict its manufacturing requirements, the Company incurs the risk of having to pay for production capacities that it reserved but will not be able to use or that the Company will not be able to secure sufficient additional production capacities at reasonable costs in case product demand exceeds expectations. The Company may be unable to grow its global product sales, delivery capabilities and its servicing and vehicle charging networks, or the Company may be unable to accurately project and effectively manage its growth. If the Company is unable to expand its charging network and servicing capabilities, customer’s perception of the Company could be negatively affected, which could materially and adversely affect the Company’s business, financial condition, results of operations and prospects. The Company relies on its partnerships with vehicle charging networks to provide charging solutions for its vehicles. The Company relies on its strategic partners for servicing its vehicles and their integrated software. If the Company or its strategic partners are unable to adequately address the service requirements of its customers, the Company’s business, prospects, financial condition and results of operations may be materially and adversely affected. The Company has experienced and may in the future experience significant delays in the design, development, manufacture, launch and financing of its vehicles, which could harm its business and prospects. The success and growth of the Company’s business depends upon its ability to continuously and rapidly innovate, develop and market new products and there are significant risks related to future market adoption of the Company’s products. The Company’s limited operating history makes evaluating its business and future prospects difficult and may increase the risk of your investment. If the Company’s vehicles fail to perform as expected, its ability to develop, market and sell or lease its products could be harmed. The Company has incurred net losses each year since its inception and expects to incur increasing expenses and substantial losses for the foreseeable future. Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, could harm the Company’s business. The Company will need to maintain and significantly grow its access to battery cells, including through the development and manufacture of its own cells, and control its related costs. The Company must develop complex software and technology systems, including in coordination with its strategic partners, vendors and suppliers, in order to produce its electric vehicles, and there can be no assurance such systems will be successfully developed. The Company’ s vehicle production relies heavily on complex machinery for its operations and the production in the manufacturing plants for its vehicles involves a significant degree of risk and uncertainty in terms of operational performance and costs. The Company relies on its partners to manufacture vehicles and the Company’s partners have limited experience in producing electric vehicles. Further, the Company relies on sufficient production capacity being available and/or allocated to it by its partners in order to manufacture its vehicles. Delays in the timing of expected business milestones and commercial launches, including the Company’s ability to mass produce its electric vehicles and/or complete and/or expand its manufacturing capabilities, could materially and adversely affect the Company’s business, financial condition, results of operations and prospects. The Company faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect its business, financial condition, results of operations and prospects. Currently, the Company relies heavily on manufacturing facilities based in China and part of its growth strategy will depend on growing its business in China, which subjects the Company to economic and operational risks specific to China. If the Company updates or discontinues the use of its manufacturing equipment more quickly than expected, it may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in the Company’s depreciation could negatively affect its financial results. The Company’s operating and financial results forecasts and projections rely in large part upon assumptions and analyses developed by it. If the assumptions or analyses that the Company made in connection with its projections and forecasts prove to be incorrect, the Company’s actual results of operations may be materially different from its forecasted results. The Company depends on revenue generated from a limited number of models and expects this to continue in the foreseeable future. The Company’s distribution model is different from the currently predominant distribution model for automakers, and its long-term viability is unproven. The Company will not have a third-party retail product distribution network in all of the countries in which it operates. The Company may face regulatory challenges to or limitations on its ability to sell vehicles directly. Insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could materially adversely affect the Company’s business, prospects, financial condition and results of operations. The Company is subject to risks associated with advanced driver assistance system technology. The Company is also working on adding autonomous driving technology to its vehicles and expects to be subject to the risks associated with this technology. The Company cannot guarantee that its vehicles will achieve its targeted assisted or autonomous driving functionality within its projected timeframe, or ever. The Company may be unable to offer attractive leasing and financing options for its current vehicle models and future vehicles, which would adversely affect consumer demand for its vehicles. The Company’s vehicles will make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame. The Company’s business and prospects depend significantly on the Polestar brand. If the Company is unable to maintain and enhance its brand and capture additional market share or if the Company’s reputation and business is harmed, it could have a material adverse impact on the Company’s business, financial condition, results of operations and prospects. The automotive industry has significant barriers to entry that the Company must overcome in order to manufacture and sell electric vehicles at scale. The Company operates in an intensely competitive market, which is generally cyclical and volatile. Should the Company not be able to compete effectively against its competitors then it is likely to lose market share which could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company. The Company’s ability to generate meaningful product revenue will depend on consumer adoption of electric vehicles. However the market for electric vehicles is still evolving and changes in governmental programs incentivizing consumers to purchase electric vehicles, fluctuations in energy prices, the sustainability of electric vehicles and other regulatory changes might negatively impact adoption of electric vehicles by consumers. If the pace and depth of electric vehicle adoption develops more slowly than the Company expects, its revenue may decline or fail to grow, and the Company may be materially adversely affected. The global COVID-19 outbreak and the global response has affected and could continue affect the Company’s business and operations. The Company’s facilities or operations could be and have been adversely affected by events outside of its control, such as natural disasters, wars, health epidemics or pandemics, or security incidents. Risks Related to Cybersecurity and Data Privacy If vehicle owners customize Polestar vehicles or change the charging infrastructure with aftermarket products, the vehicle may not operate properly, which may create negative publicity and could harm the Company’s business. Any unauthorized control or manipulation of the Company’s products’ systems could result in loss of confidence in the Company and its products. Data privacy concerns are generally increasing, which could result in new legislation, negative public perception and/or user behaviour that negatively affect the Company’s business and product development plans. The Company is subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy, security and consumer protection, and any actual or perceived failure to comply with such obligations could harm the Company’s reputation and brand, subject the Company to significant fines and liability, or otherwise adversely affect its business. Risks Related to the Company’s Employees and Human Resources The Company’s ability to effectively manage its growth relies on the performance of highly skilled personnel, including the senior management team and other key employees, and the Company’s ability to recruit and retain key employees. The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair the Company’s ability to expand its business. The Company is dependent on the continuing services of Thomas Ingenlath, its Chief Executive Officer. Risks Related to Litigation and Regulation The Company is subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm its business and results of operations. The Company may choose to or be compelled to undertake product recalls or take other actions, which could result in litigation and adversely affect its business, prospects, results of operations, reputation and financial condition. The Company may face regulatory limitations on its ability to sell vehicles directly, which could materially and adversely affect its ability to sell its vehicles. Risks Related to Intellectual Property The Company may fail to adequately obtain, maintain, enforce and protect its intellectual property and licensing rights, and may not be able to prevent third parties from unauthorized use of its intellectual property and proprietary technology. If the Company is unsuccessful in any of the foregoing, its competitive position could be harmed and it could be required to incur significant expenses to enforce its rights. Risks Related to Financing and Strategy Transactions The Company will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all. The Company’s financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors. Risks Related to Tax Unanticipated tax laws or any changes in tax rates or in the application of existing tax laws to the Company or the Company’s customers may adversely impact its profitability and business. Risk Related to GGI and the Business Combination Gores Guggenheim Sponsor LLC (the “Sponsor”) and certain GGI stockholders affiliated with the Sponsor have agreed to vote in favor of the Business Combination, regardless of how GGI’s stockholders vote. The Sponsor, certain members of the GGI Board and GGI officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending approving the Business Combination and the other matters that will be described in a proxy statement/prospectus that will be filed in connection with the Business Combination. Such conflicts of interests include that the Sponsor and GGI’s officers and directors will lose their entire investment in GGI if the Business Combination is not completed. Because the Post-Combination Company will become a publicly listed company by virtue of a merger as opposed to an underwritten initial public offering (which uses the services of one or more underwriters), less due diligence on the Post-Combination Company may have been conducted as compared to an underwritten initial public offering. GGI’ stockholders will experience dilution as a consequence of the issuance of Post-Combination Company securities as consideration in the Business Combination and may experience dilution from several additional sources in connection with and after the Business Combination, including any future issuances or resales of the Post-Combination Company securities. Having a minority share position may reduce the influence that GGI’ stockholders have on the management of the Post-Closing Company. The ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel, including the Company’s key personnel whom GGI expects to stay with the Post-Combination Company. The loss of key personnel could negatively impact the operations and profitability of the Post-Combination Company and its financial condition could suffer as a result. Past performance by The Gores Group, including its management team, may not be indicative of future performance of an investment in GGI or the Post-Combination Company. GGI and the Company expect to incur significant transaction costs in connection with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by GGI if the Business Combination is not completed. GGI has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that GGI will be unable to continue as a going concern if GGI does not consummate an initial business combination by March 25, 2023. Unless GGI’s amends the its certificate of incorporation and amends certain other agreements into which it has entered to extend the life of GGI, if GGI is unable to effect an initial business combination by March 25, 2023, it will be forced to liquidate and the GGI’s warrants will expire worthless. If third parties bring claims against GGI, the proceeds held in the trust account could be reduced and the per-share redemption amount received by GGI’s stockholders may be less than $10.00 per share. The Company’s operating and financial results forecasts, which were presented to the GGI Board, may not prove accurate. During the interim period, GGI is prohibited from entering into certain transactions that might otherwise be beneficial to it or its respective stockholders. Risks Related to the Post-Combination Company Following the Business Combination If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of the Post-Combination Company’s securities may decline. The Post-Combination Company’s management team will have limited experience managing a public company. The requirements of being a public company may strain the Post-Combination Company’s resources and distract its management, which could make it difficult to manage its business, particularly after the Company is no longer an “emerging growth company.” The Post-Combination Company will be a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be exempt from certain provisions applicable to United States domestic public companies. As the Post-Combination Company will be a “foreign private issuer” and intends to follow certain home country corporate governance practices and will be a “controlled company” within the meaning of the NASDAQ listing standards and intends to rely on, exemptions from certain corporate governance requirements. As a result, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements. The Post-Combination Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a private company, the Company has not been required to document and test its internal controls over financial reporting nor has management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. As such, it is likely that the Company may identify material weaknesses in its internal control over financial reporting which could lead to errors in the Post-Combination Company’s financial reporting, which could adversely affect the Post-Combination Company’s business and the market price of the Post-Combination Company’s securities.

For questions, please contact: Polestar Assar Gabrielssons Väg 9 SE-418 78 Göteborg Sweden polestar.com Investor presentation — Contact info All ideas contained within this document are owned by Polestar. © Polestar 2021